EXHIBIT D

REPUBLIC OF PERU

table of contents

Page

Summary	D-3
Risk Factors	D-18
The Republic of Peru	D-21
The Economy	D-50
Balance of Payments and Foreign Trade	D-106
The Monetary System	D-118
Public Sector Finances	D-147
Public Sector Debt	D-161

 D-i

DEFINED TERMS AND CONVENTIONS

Defined Terms

References herein to “we,” “us,” “our,” “Republic” and “Peru” are to the Republic of Peru. All references herein to the “government” are to the central government of Peru and its authorized representatives. The terms described below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. Real GDP figures herein are based on constant 2007 prices, the year used by the Banco Central de Reserva del Perú, or the “Central Bank”, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 2007 prices.

•	For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs authority upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data includes data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•	The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática (National Institute of Statistics and Information Technology), or “INEI”. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “U.S.$” are to United States dollars, references herein to “sol” or “soles” and “S/” are to the Peruvian sol and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have converted sol amounts into U.S. dollars and U.S. dollars, or any other currency, into soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency conversions are included for convenient reference only. You should not construe these conversions as a representation that the amounts in question have been, could have been or could be converted into any particular denomination at any particular rate or at all.

For the year ended December 31, 2025, the average sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/3.568 per U.S.$1.00. For the six months ended June 30, 2026, the average sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/3.408 per U.S.$1.00. For more information, see “The Monetary System––Foreign Exchange and International Reserves––Foreign Exchange” below.

Presentation of Economic Information

All annual information herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables herein may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented herein may be adjusted or revised subsequent to the date hereof to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained herein for 2021, 2022, 2023, 2024 and 2025 are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect any revisions of the data contained herein to be material, although it cannot assure you that material revisions will not be made.

Summary

This summary highlights certain information contained elsewhere herein. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities issued by Peru, you should carefully read this entire report and any related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of December 31, 2025, of approximately 34.157 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as an upper-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Fujimori, whose years in office were characterized by a reduction in domestic terrorism by armed guerrilla forces, economic reforms that led Peru to develop a free-market economy characterized by low inflation and high growth rates, and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external economic shocks, resulted in reduced economic activity that led to higher rates of unemployment, underemployment and poverty. In the aftermath of President Fujimori’s resignation in November 2000, Valentín Paniagua assumed the role of President, and his interim administration was in office until July 2001.

In June 2001, Alejandro Toledo Manrique was elected president to a five-year term, having campaigned on a platform of reform that recognized the value of an open economic system and reform. During the administration of President Toledo, Peru had one of the best-performing economies in Latin America, with GDP growth of 6.8% in 2005, driven by growth in the mining and export sectors that was fueled by higher international prices for these commodities. In June 2006, Alan García was elected president to a five-year term. President García had formerly served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises that ended in political instability. The first García administration was followed by the administration of President Fujimori. The second García administration sought to implement social and political reforms and continuity to achieve macroeconomic stability, as well as solidify Peru’s relationships with its international partners. During his time in office, Peru was again among the best performing economies in Latin America, with an average annual GDP growth rate of 6.9% during that period.

In June 2011, Ollanta Humala was elected president to a five-year term. While the election of President Humala initially generated political and economic uncertainty, the Humala administration adopted policies that emphasized continuity with the prior administrations’ economic goals to promote macroeconomic stability, fiscal discipline and domestic and foreign investment. The Humala administration did not make any significant shift in trade policy and maintained stable economic ties with Peru’s major trading partners.

In June 2016, President Kuczynski, leader of Peruanos por el Kambio (Peruvians for Change), was elected president to a five-year term after winning a run-off election against Keiko Fujimori. Upon his election, President Kuczynski announced policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment.

On December 21, 2017, Peru’s Congress rejected by majority vote (with 78 votes in favor, 19 against and 21 abstentions) then-President Kuczynski’s motion against a resolution providing for him to vacate the office of the President following public reports linking him to the Odebrecht corruption scandal. On March 21, 2018, President Kuczynski resigned. On March 23, 2018, Peru’s Congress accepted President Kuczynski’s resignation with 105 votes in favor, 12 against and four abstentions. On the same day, Vice President Vizcarra assumed the presidency of Peru, to serve the remaining presidential term until 2021.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, the Vizcarra administration worked on an Economic Impulse Plan to achieve a GDP growth of 5.0% towards the end of 2021, in compliance with fiscal rules. This plan was associated with the strengthening of fiscal accounts to generate pro-growth fiscal space and the boost of the economy in the short and medium term.

On November 9, 2020, President Vizcarra was removed from the presidency by Peru’s Congress based on corruption allegations with 105 votes in favor, 19 against, four abstentions and two absentees. The president of Congress, Manuel Merino, was then appointed interim president of Peru but his presidency was short-lived due to massive protests and a general strike. On November 15, 2020, he resigned on the fifth day following his appointment. After a vote from Congress, Francisco Sagasti was elected to be interim president and stayed in office until July 28, 2021, when President Castillo took office.

President Castillo campaigned on improving education and empowering Peruvian citizens, with a focus on rural and provincial communities. He faced political opposition from Congress. The legislative opposition planned to impeach Minister of Foreign Affairs Héctor Béjar over his previous comments on the army and terrorist groups. He was forced to resign on August 6, 2021, and was then succeeded by Oscar Maúrtua. The Minister of Labor, Iber Maraví, and the then Prime Minister, Guido Bellido, were also to be impeached (Maraví based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following these events, President Castillo asked the Prime Minister for his resignation on October 6, 2021, along with other members of the Ministerial Cabinet.

On October 6, 2021, Premier Guido Bellido resigned, as did all his ministers. This event began a constant instability that added four more cabinet chiefs in just 14 months. After Bellido's departure, Mirtha Vásquez took office with a more moderate profile – ratifying some previous ministers and changing others – who was followed by the brief appointment of Héctor Valer, who resigned a few days after taking office. Subsequently, lawyer Aníbal Torres took the reins of the Council of Ministers until he resigned at the end of November 2022 following parliamentary rejection of a question of confidence; this led to a new ministerial fall and the appointment of Betssy Chávez as the last prime minister before the removal of Pedro Castillo on December 7, 2022.

On December 7, 2022, the Peruvian Congress approved the vacancy of former President Pedro Castillo on the grounds of permanent moral incapacity after he had announced plans to dissolve Congress and install an emergency government. That same day, then-Vice President Dina Boluarte was sworn in as president of Peru, thus becoming the first woman to serve as president of Peru.

In the wake of former President Boluarte’s swearing in, protests broke out in Lima, Arequipa, Apurimac, Ayacucho, Cuzco, Puno and other parts of the country, with protestors calling for the dissolution of the Peruvian Congress, a new Constitution and new elections. These protests intensified, resulting in attacks against police stations, airports, factories and, unfortunately, as a result of those events, civilian and police casualties. In response to the protests and general civil unrest, the government enacted curfews in certain provinces and attempted to move up the date of the next general election by filing a bill in the Peruvian Congress, which was subsequently voted down by Congress. In addition, a state of emergency was declared in several jurisdictions.

On December 7, 2022, following his attempt to dissolve Congress, the legislative body declared the Presidency vacant, and Vice President Dina Boluarte was sworn in as President of the Republic. On December 21, 2022, former President Boluarte led the swearing-in ceremony of a new Ministerial Cabinet. Former President Boluarte swore in the then-Minister of Defense, Luis Alberto Otárola Peñaranda, as the new Prime Minister and a number of new cabinet members, after the previously announced departure of Pedro Angulo Arana from the head of the Ministerial Cabinet. The remaining members of the Ministerial Cabinet had their positions ratified.

On January 5, 2023, former President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after then-president Boluarte issued a public statement against former Bolivian president Evo Morales alleging interference in Peruvian internal affairs. In February 2023, the Mexican president, Andrés Manuel López Obrador, described Boluarte´s government as unconstitutional. In March 2023, the Colombian president, Gustavo Petro, made similar remarks about the constitutionality of Boluarte’s government and, consequently, did not recognize then-President Boluarte’s government. These expressions created tension between them and then-President Boluarte, who recalled Peru’s ambassadors and downgraded diplomatic relations with said countries to the level of chargé d’affaires.

On March 25, 2025, by means of Supreme Decree N° 039-2025-PCM, then-President Boluarte called for general elections to be held on April 12, 2026. In a session held on October 9, 2025, the Congress declared the vacancy of the President of the Republic, Dina Boluarte, after approving, with 122 votes, the four motions presented by various parliamentary groups that supported the motion. After the voting, the president of Congress ordered the immediate communication of the resolution to the vacated President and to the Prime Minister, in accordance with the regulations. Therefore, the legislature applied the presidential succession regime provided for in Article 115 of the Peruvian Constitution, under which the president of Congress, José Jerí, assumed the Presidency in the absence of a first or second Vice President of the Republic of Peru.

On October 14, 2025, President Jerí appointed a new Council of Ministers, headed by Prime Minister Ernesto Álvarez Miranda, with Denisse Miralles Miralles serving as Minister of Economy and Finance. On October 22, 2025, Congress granted a vote of confidence to the new Cabinet, with 79 votes in favor, 15 against and five abstentions. The administration identified democratic transition and stability, economic growth and the removal of obstacles to investment projects, national reconciliation and public security, as well as the defense of national sovereignty, among its principal priorities.

On February 17, 2026, Congress removed President Jerí from office through a motion of censure, approximately four months after he had assumed office as interim President. On February 18, 2026, Congress elected José María Balcázar as its President, and he assumed the Presidency of the Republic by constitutional succession. President Balcázar’s administration remained in office until the transfer of power on July 28, 2026. For a description of the Ministerial Cabinets appointed during this period, see “The Republic of Peru—History, Government and Political Parties—History.” Keiko Fujimori of Fuerza Popular won Peru's presidential run-off election held on June 7, 2026. She received approximately 50.1% of the vote, narrowly defeating Roberto Sánchez. The result was certified on July 3, 2026. On July 28, 2026, President Fujimori assumed office as constitutional President for the 2026–2031 term, becoming the first woman in the country's history to be elected President by popular vote. Following her inauguration, she appointed a new Ministerial Cabinet headed by Prime Minister Luis Galarreta.

Pursuant to Law No. 31988, published on March 20, 2024, Congress transitioned from a unicameral to a bicameral legislature composed of a Senate and a Chamber of Deputies, which were installed in July 2026. Under Article 130 of the Constitution, as amended by Law No. 31988, the President of the Council of Ministers must appear before the Chamber of Deputies, together with the other ministers, within 30 days of taking office to present and debate the government’s general policy and the principal measures required for its implementation; this presentation does not give rise to a question of confidence. Under Articles 132 and 133, as amended, the Chamber of Deputies retains the power to censure the Council of Ministers or individual ministers and to reject a question of confidence, which may be raised only at the initiative of the Council of Ministers.

On August 20, 2026, the Prime Minister appeared before the Chamber of Deputies to present the government's general policy, which is structured around five pillars: (i) reducing crime and insecurity; (ii) reducing the vulnerability of the population, ecosystems and livelihoods to disasters and climate change; (iii) strengthening the comprehensive development of individuals throughout their lives; (iv) raising productivity through formal employment and the economic integration of the territory; and (v) consolidating democratic governance and the rule of law.

Economic Impact of the Change of Administration

The failed coup attempt on December 7, 2022 produced instability in the Peruvian financial markets. However, the financial markets recovered after the swearing in of Dina Boluarte as president of Peru, with the exchange rate closing at S/3.851 per U.S.$1.00, a level similar to that of the day prior, and later closed at S/3.820 per U.S.$1.00 on December 30, 2022. Similarly, on December 7, 2022, the country risk, as measured by Peru’s Emerging Markets Bond Index Global (“EMBIG”), closed at 201 points, a level similar to that of the day prior – 199 points. On

December 30, 2022, Peru’s EMBIG closed at 194 points, a level lower than the 2022 annual average of approximately 209 points.

After the swearing in of former President Boluarte, a series of protests broke-out in different parts of the country, which affected economic activity. The damage was especially felt in the southern region of Peru, in regions such as Madre de Dios, Cuzco and Puno, where several highways were blocked, which reduced the supply of markets and fuel, a situation that complicated the most vulnerable micro and small enterprises (“MYPEs”) and families.

The peak of economic losses occurred in January 2023 (around S/1,870.0 million), after which the economic impact has been reduced. Despite losses due to protests, the Peruvian economy has remained resilient due to its solid macroeconomic fundamentals, having one of the lowest levels of debt and inflation in the region with a prudent management of the fiscal policy. The government has been working on a social and economic recovery agenda, with a strong emphasis on public investment. See “Measures adopted by the government.”

The Peruvian economy consolidated its recovery process and ended 2024 with a 3.5% expansion, the highest growth rate since 2021. This positioned Peru as one of the countries with the highest economic growth among Latin American economies.

In 2025, the Peruvian economy maintained its growth trajectory, expanding by 3.4%, despite the political transition in October 2025, which led to José Jerí assuming the Presidency of the Republic.

On December 29, 2023, the exchange rate closed at S/3.713 per U.S.$1.00 and the EMBIG closed at 160 points. On December 31, 2024, the exchange rate closed at S/3.770 per U.S.$1.00 and the EMBIG closed at 157 points. On December 31, 2025, the exchange rate closed at S/3.368 per U.S.$1.00 and the EMBIG closed at 135 points. On June 30, 2026, the exchange rate closed at S/3.415 per U.S.$1.00 and the EMBIG closed at 109 points. Peru's country risk has fallen since 2023 thanks to the strength of its fundamentals (low debt, high reserves and a credible central bank), and stronger global appetite for emerging markets.

Keiko Fujimori of the Fuerza Popular party won Peru’s June 7, 2026 presidential run-off election, narrowly defeating Roberto Sánchez with approximately 50.1% of the vote, and the result was certified on July 3, 2026. On July 28, 2026, Keiko Fujimori was sworn in as President of the Republic for the 2026–2031 term, and the transfer of power took place in an orderly manner. On July 30, 2026, the first business day after the inauguration, the exchange rate closed at S/3.399 per U.S.$1.00, compared with S/3.411 per U.S.$1.00 on July 24, 2026. The new administration retained Julio Velarde as President of the Central Bank for the 2026–2031 term, and his designation was ratified by the Senate on September 16, 2026. The Peruvian economy maintained its growth trajectory, expanding by 3.14% in the January–August 2026 period compared to the same period of 2025. As of September 2026, the 12-month cumulative fiscal deficit declined to 0.9% of GDP, below the 1.8% of GDP limit for 2026, mainly due to higher fiscal revenues, providing fiscal space to respond to adverse shocks. In October 2026, in response to the El Niño phenomenon, higher international fuel prices and higher international interest rates, the Government proposed to increase the fiscal deficit ceiling for 2027 from 1.4% to 2.4% of GDP, gradually returning to 1.0% of GDP by 2031. This proposal remains subject to congressional approval.

External Shocks and their Effects on the Peruvian Economy

The Peruvian economy has been affected by three temporary external shocks: the stagnation of construction activity associated with corruption scandals involving Brazilian construction companies, the El Niño Costero (Coastal El Niño) phenomenon and the COVID-19 pandemic. The first one has affected investments, with impact on the generation of formal employment and family spending; the second one affected agricultural production, caused widespread infrastructure damage, and affected the supply of services, such as transportation, tourism, financial activities and commerce, particularly in the northern region of Peru; and the last one had a devastating impact on the country, after a strict and prolonged quarantine led to a decline in GDP of 11.0% in 2020. Employment fell an average of 20.0% between April and December 2020, so in response the government launched a national economic compensation and aid program to protect the vulnerable population and support businesses.

According to the information from Encuesta Nacional de Hogares (National Household Survey or “ENAHO”), employment increased 14.9% in 2021, offsetting the decline in 2020 due to the COVID-19 pandemic. Although the annual average number of employed persons remains slightly below 2019 levels (0.1%), in the fourth quarter of 2021 it already exceeded pre-pandemic levels (1.2% greater compared to the fourth quarter of 2019). With respect to productive sectors, employment grew the most in the construction and commerce sectors. However, employment levels remain below 2019 levels in the manufacturing and services sectors. Furthermore, employment in companies with one to ten employees increased by 1.8 million jobs.

In 2022, the ENAHO showed an employment increase of 3.7%, continuing the ongoing recovery after the pandemic’s downturn. The annual average number of employed persons was above 2019 levels. With respect to productive sectors, employment grew more in services, manufacturing, and commerce sectors. However, the level of employment in the services sector remains lower than in 2019. In contrast, there was a drop in employment levels in the extractive sector compared to 2021. Furthermore, employment in companies with one to ten employees contributed the most to the year’s growth by adding 273,000 additional jobs.

In 2023, the country's employed population reached 17,179,800 people, representing a decrease of 0.9% compared to 2022. In 2024, according to the results of the Permanent National Employment Survey (EPEN) of the National Institute of Statistics and Information Technology (INEI), the country's employed population reached 17,322,900 people, increasing by 0.8%, compared to 2023, with the manufacturing and commerce sectors leading job creation. In 2025, the country's employed population reached 17,575,200 people, representing an increase of 1.5% compared to 2024.

These shocks have been partially offset by an improving international environment, evidenced by the higher economic growth of our trading partners, increasing commodity prices, in particular copper and gold, and more capital inflows, including with respect to the capital markets.

In August of 2017, through Law No. 30637, the fiscal deficit was temporarily increased for the period from 2017 to 2020 by 3.2% of GDP compared to the prior budget. Peru has evidenced a solid fiscal performance, following a period of suspension of fiscal rules due to the COVID-19 pandemic between 2020 and 2021, as an extraordinary measure (as permitted by article 2 of Legislative Decree No. 1457, published on April 12, 2020). Peru was one of the first countries in the region to approve and clearly establish a gradual and orderly return to medium-term fiscal rules, in line with international recommendations and good practices for responsible management of fiscal accounts. In 2021, the consolidation process began, with a considerable decrease in the fiscal deficit, which went from 8.9% of GDP in 2020 to 2.5% of GDP in 2021.

The temporary expansion of the fiscal deficit was due exclusively to the prioritized need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon. On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This was the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. This earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

Legislative Decree No. 1621 of July 2024, regulates the gradual return to the macrofiscal rules of the Non-Financial Public Sector (NFPS), which were originally established in Legislative Decree No. 1276. This decree establishes a declining trend for the fiscal deficit and public debt, with specific limits for 2024-2028 and a public debt target of less than 30% of GDP by 2035. It provides that the Non-Financial Public Sector fiscal deficit must not exceed 2.2% of GDP in 2025, 1.8% in 2026, 1.4% in 2027, and 1% in 2028, according to the 2025-2028 Multi-Year Macroeconomic Framework projections. It stipulates that the total gross debt of the Non-Financial Public Sector must not exceed 38% of GDP between 2024 and 2034, and will be reduced to 30% of the GDP from 2035 onwards.

In August 2025, the Government approved the 2026-2029 Multi-Year Macroeconomic Framework, reaffirming its commitment to fiscal consolidation and the gradual convergence toward the macrofiscal rules established under Legislative Decree No. 1621. The framework maintained the fiscal deficit targets of 2.2% of GDP for 2025, 1.8% for 2026, 1.4% for 2027, and 1.0% for 2028. In April 2026, the 2026-2029 Macroeconomic Projections Update Report confirmed that the fiscal deficit had declined to 2.2% of GDP in 2025, from 3.5% in 2024, in line with the established target, and ratified the consolidation path toward 1.0% of GDP by 2028, with public debt projected at 29.4% of GDP by 2029, below the medium-term limit of 30.0% of GDP. Subsequently, on August 27, 2026, the Government approved the 2027-2030 Multi-Year Macroeconomic Framework, which kept the fiscal deficit targets at 1.8% of GDP for 2026, 1.4% for 2027, and 1.0% for the 2028-2030 period, with public debt expected to stand at 29.3% of GDP in 2027 and decline to 27.7% of GDP by 2030. The framework also reaffirmed the guidelines of the 2026-2029 Comprehensive Asset and Liability Management Strategy, which prioritize borrowing in local currency, at fixed rates and with longer maturities, and the execution of debt management operations, in accordance with market conditions, to further optimize the public debt profile. In addition, the framework identified the El Niño phenomenon as one of the main domestic risks to economic activity and public finances, given its potential impact on sectors such as fishing, agriculture and primary manufacturing. In this context, the framework highlights the Government's commitment to allocating resources for the prevention of and response to this phenomenon, while preserving fiscal sustainability. It further notes that Peru's low public debt and favorable access to international capital markets, which in the past helped finance the response to the 2017 El Niño Costero and the COVID-19 pandemic, support the country's capacity to respond to adverse climate events.

Peru’s credit ratings

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are rated with moderate credit risk.

On May 21, 2021, Moody’s Investors Service reaffirmed its A3 foreign currency long-term issuer ratings on Peru but changed the outlook from stable to negative.

On September 1, 2021, Moody’s Investors Service downgraded Peru’s rating to Baa1, from A3, upgrading the outlook from negative to stable.

On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru but changed the outlook from stable to negative.

On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to BBB, from BBB+, upgrading the outlook from negative to stable.

On April 29, 2022, Fitch affirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB but changed the outlook from stable to negative.

On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, the outlook remained stable.

On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

On January 31, 2023, Moody’s Investors Service reaffirmed its Baa1 long-term foreign currency issuer ratings on Peru but changed the outlook from stable to negative.

On April 28, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On October 25, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating for Peru from BBB to BBB- and changed the outlook from negative to stable.

On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative.

On September 20, 2024, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1 and changed the outlook from negative to stable.

On November 5, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB but changed the outlook from negative to stable.

On October 30, 2025, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as stable.

On December 11, 2025, S&P Global Ratings reaffirmed Peru’s BBB- long-term foreign currency sovereign credit rating, maintaining the outlook as stable.

On September 22, 2026, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1, maintaining the outlook as stable.

On October 22, 2026, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as stable.

Investment Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy. Following the political transitions that began in October 2025 and February 2026, Keiko Fujimori of the Fuerza Popular party won Peru’s June 7, 2026 presidential run-off election, narrowly defeating Roberto Sánchez with approximately 50.1% of the vote. The result was certified on July 3, 2026, and President Fujimori took office on July 28, 2026.

The current composition of the Ministerial Cabinet is described in “The Republic of Peru—History, Government and Political Parties—History” below.

Peru’s GDP growth rates, generally low rates of inflation, low fiscal deficits and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. More recently, the Peruvian economy has faced significant economic shocks, including the El Niño phenomenon, temporary disruptions in mining and hydrocarbon production, and higher international oil prices stemming from the conflict in the Middle East.

The 2027-2030 Multi-Year Macroeconomic Framework indicates that economic growth in 2026 would be dampened by temporary disruptions in mining and hydrocarbon production, together with the effects of the El Niño Costero phenomenon and higher international oil prices. In the mining sector, growth is projected to moderate to 1.7% in 2026, mainly due to lower zinc and molybdenum output associated with lower ore grades. This would be partially offset by higher copper production at Antamina and the recovery of iron production at Shougang. The hydrocarbons subsector is projected to contract 6.6% in 2026, after declining 11.2% in the first half of the year. This decline reflects the interruption of natural gas transportation through the TGP pipeline in March, 2026, following a pipeline rupture, and the prolonged maintenance of the Melchorita natural gas liquefaction plant, operated by Perú LNG, in April 2026. Lower oil production, due to gradual output cuts at Block 95 and the expiration of license contracts for certain oil blocks, also contributed to the decline. The Ministry of Economy and Finance (Ministerio de Economía y Finanzas) (“MEF”) expects these disruptions to dissipate gradually during the second half of 2026, normalizing natural gas and natural gas liquids production.

The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by Peru. Global economic crises and developments in other emerging countries in Latin America, such as Argentina,

Bolivia, Brazil, Chile, Colombia, Ecuador and Venezuela, in addition to crises affecting Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on the economy of Peru and the overall level of economic activity. See “Risk Factors” herein for a more detailed discussion of the factors that may affect economic performance of the Republic.

Measures to mitigate the increase in oil and food prices in the Peruvian economy

At the fiscal policy level, Peru approved a set of extraordinary temporary targeted measures to mitigate the negative effect of the price increases on the income of the country’s most vulnerable population.

Temporary measures for fuels

The government established temporary measures to avoid significant increases in the consumer price of the main fuels used by low-income families. Thus, through Supreme Decree No. 002-2022-EM and Supreme Decree No. 007-2022-EM, 84 and 90 octane gasoline, 84 octane gasohol and bulk LPG were temporarily included until September 30, 2022, in the Fund for the Stabilization of Prices of Fuels derived from Petroleum (Fondo para la Estabilización de Precios de Combustibles - FEPC). Furthermore, through Supreme Decree No. 004-2022-EM published on April 5, 2022, the amount of the discount voucher in the Energy Social Inclusion Fund (Fondo de Inclusión Social Energético - FISE) was temporarily increased from S/20.00 to S/25.00 per 10.0 kg gas cylinder for a six-month period.

Tax measures

On the tax policy, the most consumed fuels in the country (gasoline, gasohol and various types of diesel) were temporarily exempted from the Selective Consumption Tax (“SCT”), and the Value-Added Tax (“IGV”) was temporarily exempted for foods that have a greater impact on the basic food basket of lower income households. Through Supreme Decree No. 068-2022-EF, 84 and 90 octane gasoline, 84 octane gasohol, bulk LPG and several types of diesel (including B5 S-50 UV) were exempted from SCT. This measure was in effect from April 4 until June 30, 2022. Additionally, by means of Law No. 31452, food products such as eggs, chicken, sugar, flour and noodles were temporarily exempted from IGV from May 1 to July 31, 2022.

The implementation of these measures had an estimated fiscal cost of approximately 0.2% of GDP by 2022.

The above measures have been complemented with temporary allocations of public spending intended to improve the quality of life of vulnerable populations. In order to counteract the shortage and high prices of fertilizers, the government has taken measures to subsidize, purchase and deliver nitrogen fertilizers to agricultural producers nationwide. Thus, in July 2022, S/347 million was allocated for the purchase of fertilizers to benefit agricultural producers that manage up to ten units of agricultural hectares. Before that, in May 2022, a budget of S/349 million was approved for the purchase of 66 thousand tons of fertilizers that would benefit 155 thousand agricultural producers who managed up to five hectares of agricultural units, to try to secure the 2022-2023 agricultural campaign.

Measures adopted by the government

In September 2022, the government launched the “Plan Impulso Perú” to boost economic growth, generate higher levels of employment, and support the most vulnerable populations. In December 2022, members of the Budget and General Account Commission of the Republic unanimously approved seven bills forming part of the Plan Impulso Perú, which were proposed by the executive branch. Five of these seven bills were passed into law:

1)	On December 30, 2022, Law No. 31655 was published, which provides for the financing of the Complementary Maintenance Program for Educational Premises 2022-2023 for S/150.0 million for school maintenance and improvement of facilities.

2)	On December 30, 2022, Law No. 31658 was published, which creates the Business Impulse Program, to provide MYPEs with access to state-guaranteed loans at an affordable cost. The program contemplates state guarantees for up to S/2.0 billion for lines of credit granted by financial system entities such as banks, microfinance institutions, and savings and credit cooperatives, Banco de la Nación, COFIDE and other entities of the financial system. On March 25, 2023, the government published the Supreme Decree No. 041-2023-EF approving the granting by the national government of such state guarantees up to the sum of S/2.0 billion.

3)	On January 21, 2023, Law No. 31674 was published, which establishes provisions to ensure compliance with the payment obligations of the Fund for the Stabilization of Prices of Fuels derived from Petroleum (“FEPC”), which would help to mitigate the effect of the international increase in fuel prices in the local market. The Ministry of Economy and Finance explained that the FEPC was critical in preventing the price of diesel from increasing by S/5.0 per gallon and affecting transportation costs. The law provides S/1.6 billion to the FEPC in order to compensate oil refineries for the obligations generated in 2022. In 2004, the FEPC was created by Emergency Decree No. 010-2004, and it acquired permanent status through the seventh complementary disposition of Law No. 29952 “Ley de Equilibrio Financiero del Presupuesto del Sector Público para el Año Fiscal 2013” in 2012. The subsidy mainly focuses on diesel and liquid petroleum gas.

4)	On February 9, 2023, Law No. 31683 was published, which promotes the economic reactivation of micro, small, and medium-sized companies (“MIPYMEs”) through the MIPYME Entrepreneur Fund, which is expected to impact 10,000 MIPYME companies. This fund provides grants to boost productivity and incentivize business initiatives, innovation, digitization, business group formation and product chains through support programs for this sector which have been in place since 2014.

5)	On February 15, 2023, Law No. 31688 was published, which creates the “Electricity Bond” in favor of residential users of the public electricity service, expected to benefit five million Peruvians at a cost of S/148.9 million. This subsidy is focused on low-income individuals, allowing them to cover fixed energy costs for up to S/30.0 for three months distributed at S/10.0 per month such that the subsidy can be considered to focus on low-consumption users.

Additional legislative proposals of “Plan Impulso Perú” were not enacted:

6)	PL 3401/2022-PE, which establishes the granting of an extraordinary subsidy to promote the formal hiring of people between the ages of 18 and 29 in the private sector. The subsidy is aimed at the formal hiring of young people in companies with up to 100 workers for a period of maximum six months. The Ministry of Economy and Finance expects such subsidy to increase formal employment by 4% and create 164,000 additional jobs, as compared to a 1% increase in formal employment without the subsidy.

7)	PL 3510/2022-PE, which establishes extraordinary provisions to guarantee the continuity of public transportation at the provincial level for people in Lima and Callao. This measure will allow the implementation of two subsidies – one subsidy in favor of the authorized public transportation service providers and one indirect subsidy which assumes a portion of the tariffs tied to the public transportation services. These two measures will operate in parallel, have an estimated cost of S/89.7 million for a period of 50 calendar days and will be administered and verified by the Urban Transportation Authority for Lima and Callao.

In addition to “Plan Impulso Perú,” in December 2022, the Peruvian government released the “Con Punche Perú” program, which contains initiatives focused on social infrastructure and production. The “Con Punche Perú” program focused on three components: (i) household economy reactivation, (ii) regional reactivation, and (iii) sectoral reactivation. The initiatives are focused on rapid implementation and impact. The targeted beneficiaries sectors were tourism, agriculture, among others.

The objective of the supplementary credits was to finance higher expenditures in the three components referred to above.

Regarding the household economy reactivation component, the initiatives included an extraordinary subsidy for beneficiaries of the Juntos, Pensión 65 and Contigo programs, with bonuses between S/200.0 and S/300.0. This component aimed to mitigate the effects of inflation on food with approximately 1.4 million beneficiaries. Natural gas expansion programs, among others, were also included.

Regarding the regional reactivation component, certain measures were implemented, such as support to the new management teams of local and regional governments with technical assistance from employees of the central government, as well as the expansion of financing options for Servir managers (public career regime), and the promotion of a special fund for territorial developments for municipalities in 2023.

Regarding the sectoral reactivation component, the extension of the reprogramming terms of the guarantee schemes Reactiva Peru, Fae Texco and Fae Turismo were approved on December 27, 2022. In addition, approval was granted on January 3, 2023, for (i) the free disposal of the deposited amounts referred to in the tax obligations payment system, that is, a procedure was established for certain taxpayers to request the free disposal of the balance accumulated in their withdrawal accounts and (ii) an extension to comply with tax obligations to MYPEs.

On May 19, 2023, the Minister of Economy and Finance, Alex Contreras, announced the “Con Punche Perú 2” program, which consisted of an investment of more than S/5,900.0 million to support sectors impacted by the increase in poverty rates, a potential global El Niño phenomenon and the increase in inflation. The “Con Punche Perú 2” program focused on four components: (i) household economy reactivation, (ii) regional reactivation, (iii) sectoral reactivation, and (iv) MYPE reactivation.

Regarding the household economy reactivation component, the Minister of Economy and Finance emphasized the fight against poverty. For example, the “Juntos Urbano” social program, which consists of serving families living in poverty in urban and peri-urban areas with different types of financial assistance. An additional aspect of this component is the educational credit, which provides financial assistance in the form of educational loans to lower-income students with great potential so that they may continue their studies in the main universities in Peru. Further, the “Lurawi” Temporary Employment Program was expanded, with a focus on inter-sectoral impact and infrastructure maintenance projects.

Regarding the sectoral reactivation component, its focus was to strengthen the airport and naval industries, so that public infrastructure is complemented by private investment for the benefit of the population, in addition to promoting tourism and supporting health, education, public security and the mining industry.

Regarding the MYPEs reactivation component, the budget for the Impulso MYPERU program was increased to S/3 billion from S/2 billion. Moreover, an additional S/1 billion was expected to be allocated in the form of guarantees to continue financing MYPEs.

Lastly, regarding the regional reactivation component, measures under consideration included the allocation of an additional S/1 billion for the financing of regional and nation-wide projects, with more than S/100.0 million dedicated to works in favor of the 200 local governments with the greatest needs. In addition, S/20.0 million was oriented to provide technical assistance and support to local governments with the greatest needs in improving their record keeping and technical systems.

The Ministry of Economy and Finance and the Ministry of Defense established the Executive Board for the Development of the Naval Industry (the “Board”), with the purpose of articulating policies and actions between the public and private sectors to promote the development of the Peruvian naval industry. Moreover, the construction of the Multipurpose Port Terminal in Chancay continued and was inaugurated in November 2024. Likewise, the second phase of the Port of Chancay will begin in 2027 with an investment of U.S.$2.5 billion, which would complement the first phase of the port infrastructure and seek to meet the expected increased demand for port services associated with the consolidation of the port hub.

High-Level Commissioners for Structural Reforms

On September 16, 2026, the Government presented a group of High-Level Commissioners (Comisionados de Alto Nivel), composed of economists from the private sector and academia, who will propose, within nine months, structural reforms to reduce labor informality, expand access to financing, improve the management of public investment, and strengthen tax compliance. According to the MEF, the tax compliance work stream does not contemplate increases in tax rates.

Investment Portfolio 2026-2031

The MEF presented the 2026–2031 National Infrastructure Plan (Plan Nacional de Infraestructura), approved by Supreme Decree No. 039-2026-EF, which prioritizes 72 investment projects worth S/144.117 billion aimed at improving connectivity, strengthening competitiveness, and accelerating the closing of gaps in public services across the country.

The portfolio includes initiatives in transport, agriculture and irrigation, sanitation, health, electricity, education, telecommunications, tourism, and culture—sectors considered key to boosting productivity and economic development.

Regulatory Transformation and “Deregulatory Shock”

To stimulate private sector confidence and accelerate corporate capital expenditure, the MEF has continued to implement the “deregulatory shock” launched by then-Minister José Salardi in 2025 with an initial package of 402 measures drafted alongside national business associations. The agenda was continued by subsequent administrations and expanded as additional proposals were identified. Since late 2025, it has been carried out as the “debureaucratization shock”, coordinated by the National Council for Competitiveness and Formalization (Consejo Nacional de Competitividad y Formalización), with the aim of simplifying procedures, removing bureaucratic barriers and promoting economic reactivation. According to the MEF, as of December 26, 2025, 469 of the 665 proposed interventions had completed their review process: 310 had been approved and formalized through published regulations and 159 had been rejected for technical, legal or institutional reasons. The remaining 196 were still under evaluation and were carried forward into the MEF’s 2026 agenda.

The initiative promotes investment and competitiveness. It included measures such as the elimination of 186 bureaucratic barriers, and an increase in the cap for the issuance of Works for Taxes (Obras por Impuestos) certificates to more than S/46 billion. In addition, other measures include the multi-sector portfolio in Public-Private Partnerships (“PPP”) and Asset Projects (“AP”) for U.S.$70 billion; the portfolio of 22 irrigation projects for U.S.$24 billion; the signing of PPP amendments in strategic sectors for more than U.S.$9 billion; the relaunching of the PPP mechanism; and the launching of the municipal incentives program to eliminate 1,846 bureaucratic barriers. The current administration's request for delegated legislative powers, submitted to Congress in August 2026, included administrative simplification, the elimination of bureaucratic barriers and digital transformation. Congress granted a narrower delegation. Law No. 32743, published on October 22, 2026, delegates legislative powers to the Executive Branch for 90 calendar days exclusively in matters of public security and the El Niño phenomenon. The law does not include the general administrative simplification and bureaucratic barrier matters originally requested, although certain El Niño-related matters allow the simplification of specific administrative procedures.

General government policy for presidential term

On March 25, 2023, the Presidency of the Council of Ministers published Supreme Decree No. 042-2023-PCM, approving the General Government Policy (“GGP”) for the presidential term. The policy initially comprised nine strategic goals and their respective guidelines, subsequently expanded to ten through Supreme Decree No. 075-2024-PCM, aimed at promoting social peace, economic recovery, social protection, institutional strengthening and improved public services.

On December 19, 2025, the Government approved Supreme Decree No. 141-2025-PCM, establishing the General Government Policy 2025-2026, entitled “Democratic Transition and National Reconciliation,” and repealing Supreme Decree No. 042-2023-PCM. The new policy establishes four strategic priorities: (i) strengthening public order, citizen security and national sovereignty; (ii) promoting economic growth and removing obstacles to investment; (iii) ensuring an orderly democratic transition and strengthening institutions; and (iv) promoting national reconciliation and addressing the needs of vulnerable populations.

Selected Economic Information
(in millions of U.S. dollars, except as otherwise indicated)

	As of and for the years ended December 31,
	2021(1)	2022(1)	2023(1)	2024(1)	2025
Domestic economy
GDP (in millions of S/ at current prices)	892,247	952,398	1,018,134	1,109,216	1,214,044
Real GDP (in millions of S/ at constant 2007 prices)	552,161	567,722	565,731	585,618	605,789
Real GDP growth rate (in %)	13.4	2.8	(0.4)	3.5	3.4
CPI (change for the period in %)	6.4	8.5	3.2	2.0	1.5
Unemployment rate (in %)(2)(11)	9.9	7.8	6.8	6.4	5.9
Unemployment rate (in %)(2)(12)	11.3	7.7	6.9	6.6	6.0
Underemployment rate (in %)(3)(12)	48.7	43.3	41.6	40.4	35.1
Balance of payments
Total current account	(5,205)	(10,060)	1,289	6,969	12,005
of which:
Trade balance	14,894	10,094	17,005	24,144	35,433
Total capital account	15,385	8,184	(426)	1,878	3,342
of which:
Foreign direct investment	7,142	11,393	4,405	6,704	10,353
Errors and omissions(4)	(5,770)	(3,213)	(3,624)	(1,793)	(7,492)
Overall balance of payments(5)	4,410	(5,089)	(2,760)	7,054	7,855
Change in Central Bank net international reserves (period end in %)	5.1	(8.4)	(1.2)	11.2	14.2
Central Bank net international reserves (period end )	78,495	71,883	71,033	78,987	90,214
Public sector balance
Central government revenue(6)	40,698	46,771	44,705	46,819	55,292
As a % of GDP	17.7	18.8	16.4	15.8	16.2
Central government expenditure(7)	45,324	48,732	50,142	53,870	60,199
As a % of GDP	19.7	19.6	18.4	18.2	17.6
Central government fiscal balance	(4,625)	(1,961)	(5,438)	(7,051)	(4,907)
As a % of GDP	(2.0)	(0.8)	(2.0)	(2.4)	(1.4)
Overall non-financial public sector fiscal balance (deficit)(8)	(5,711)	(4,168)	(7,494)	(10,206)	(7,443)
As a % of GDP	(2.5)	(1.7)	(2.8)	(3.4)	(2.2)
Public sector debt
Public sector external debt	45,533	46,194	46,026	47,774	49,475
As a % of GDP	19.8	18.6	16.9	16.1	14.5
Public sector domestic debt(9)	34,029	38,153	42,969	45,949	59,283
As a % of GDP	14.8	15.3	15.8	15.5	17.3
Total public sector debt	79,562	84,346	88,995	93,723	108,757
As a % of GDP	34.6	33.9	32.7	31.7	31.8
Public sector external debt service
Amortizations(9)	435	1,718	2,905	3,369	3,327
Interest payments(9)	1,341	1,630	2,106	2,205	2,232
Total external debt service	1,776	3,348	5,010	5,573	5,559
As a % of exports of goods and services(10)	2.6	4.5	6.4	6.2	5.1
Exchange rate (end of period, S/ per U.S.$)	S/ 4.00	S/ 3.82	S/ 3.71	S/ 3.77	3.37
Exchange rate (average, S/ per U.S.$)	S/ 3.88	S/ 3.84	S/ 3.74	S/ 3.75	3.57

(1)	Preliminary data.

(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.

(3)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints.

(4)	Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(5)	Includes current account balance, financial account and errors and omissions.

(6)	Excludes privatization receipts.

(7)	Includes interest payments.

(8)	Includes the non-financial public sector and the Central Bank.

(9)	Excludes Central Bank debt.

(10)	Includes exports of goods and services and investment income.

(11)	Source: Ministry of Labor and Promotion of Employment.

(12)	Source: National Institute of Statistics.

Source: Central Bank, unless otherwise indicated.

Recent Developments — Six Months Ended June 30, 2026

Economic activity grew by 3.0% in the six months ended June 30, 2026 compared to the six months ended June 30, 2025, driven by continued expansion in private consumption (3.6%) and private investment (15.5%). However, year-over-year growth for the period was lower than the 3.3% growth recorded in the six months ended June 30, 2025, due to the decline in public investment.

Domestic demand grew by 5.9% in the six months ended June 30, 2026 compared to the six months ended June 30, 2025, influenced by the growth in public consumption and private investment during the period.

Private consumption increased by 3.6% during the six months ended June 30, 2026. This growth was mainly supported by the strength and dynamism of the labor market, income and consumer credit growth during the period.

Private investment accelerated in the six months ended June 30, 2026, registering growth of 15.5% as compared to a growth of 9.1% in the six months ended June 30, 2025, in a context of flexible financial conditions, reflected in lower lending interest rates and an expansion of credit especially in the corporate segment, as well as the growth of non-mining sectors, such as construction, commerce and services, and the development of the mining sector.

Public consumption increased by 5.6% during the six months ended June 30, 2026 compared to the six months ended June 30, 2025, mainly due to increased spending by the national government on professional, technical, and maintenance services during the period.

Public investment decreased by 1.5% in the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

For the six months ended June 30, 2026, metal mining activity grew by 0.7% compared with the same period of 2025, driven mainly by higher cumulative volumes of iron (41.1%) and copper (1.8%), which together contributed 1.9 percentage points to the sector's overall results, followed by cumulative increases in the production of gold (3.0%) and tin (6.5%), with a positive contribution of 0.34 percentage points. However, this growth was partly offset by lower cumulative production of zinc (-10.2%), molybdenum (-4.5%), lead (-9.2%), and silver (-2.9%), which had a negative contribution of 1.7 percentage points to the total.

Iron production increased, driven by higher volumes reported by the mining company Shougang Hierro Perú and Shouxin Perú. Copper production also increased, driven by higher volumes reported by the mining companies Antamina, Shouxin Perú, Colquisiri, Argentum, Norcobre, and Minera Santa Luisa. Likewise, in gold production, the largest contributions came from Minera Yanacocha, Coimolache, Veta Dorada, La Arena and Yanaquihua, in addition to the contribution of Compañía Minera Crespo; and finally, in the case of tin, growth was associated with the higher level of activity recorded by Minsur.

The annualized fiscal deficit reached 1.3% of GDP (S/16.2 billion) in the six months ended June 30, 2026, 1.3 percentage points lower than the annualized deficit recorded in the six months ended June 30, 2025, which was 2.6% of GDP (S/29.8 billion), and 0.9 percentage points lower than the 2.2% of GDP recorded for the full year 2025. This result is explained by the decrease in nonfinancial expenditures (1.1 percentage points lower than that recorded in the six months ended June 30, 2025), particularly due to the lower share of capital expenditure (0.9 percentage points lower than that recorded in the six months ended June 30, 2025), while the current revenues of the general government increased, in connection with the greater dynamism of economic activity and the favorable trend in export prices.

The current account surplus reached U.S.$7.35 billion in the six months ended June 30, 2026, U.S.$4.789 billion higher than the surplus observed in the same period of 2025. This result was mainly explained by the widening trade surplus, in line with the sharp increase in the terms of trade during the period.

The trade balance surplus in goods amounted to U.S.$22.76 billion in the six months ended June 30, 2026, representing 12.0% of GDP, while the trade balance surplus in goods amounted to U.S.$13.31 billion in the six months ended June 30, 2025, representing 8.6% of GDP. The 2026 surplus was U.S.$9.45 billion higher than in the six months ended June 30, 2025, a difference of 3.4 percentage points.

The financial account in the six months ended June 30, 2026 recorded a net capital inflow of U.S.$2.38 billion, equivalent to 1.3% of GDP. This result is lower than the net inflow of U.S.$5.36 billion registered in the six months ended June 30, 2025 (3.4% of GDP). This contraction in net capital inflows was mainly explained by lower borrowing in the public sector, reflected in a decrease of U.S.$5.15 billion in the accumulation of external liabilities. In addition, fiscal operations shifted from negative U.S.$203 million in the six months ended June 30, 2025 to U.S.$129 million in the same period of 2026.

As of June 30, 2026, the external debt of the public sector was U.S.$ 47.9 billion and the internal debt of the public sector was U.S.$59.8 billion.

The following table sets forth selected information of the Peruvian economy, indicating certain statistics for the domestic economy, the balance of payments, the public sector balance and the public sector debt for the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

	Six months ended June 30, (1)
	2026	2025
	(in millions of U.S. dollars, except as otherwise indicated)
Domestic economy
GDP (in millions of S/ at current prices)	643,497	571,152
Real GDP (in millions of S/ at constant 2007 prices)	299,319	290,460
Real GDP growth rate (in %)	3.0	3.3
Consumer Price Index (change for the period in %)	4.01	1.69
Unemployment rate (in %)	5.8	6.1
Underemployment rate (in %)(2)	34.3	35.9
Balance of payments
Trade balance	22,756	13,306
Change in Central Bank net international reserves (period end in %)	12.1	19.4
Central Bank net international reserves (period end)	95,553	85,263
Public sector balance
Fiscal deficit(3)	(1.3)	(2.6)
Public sector debt
Public sector external debt	47,874	51,181
Public sector domestic debt	59,428	52,828
Total public sector debt	107,302	104,009
Public sector external debt service
Amortizations(4)	2,496	877
Interest payments(4)	1,164	1,128
Total external debt service	3,660	2,005
Exchange rate (end of period, S/ per US$)	3.42	3.55
Exchange rate (average, S/ per US$)	3.43	3.72

(1)	Preliminary data with the exception of Consumer Price Index, Central Bank net international reserves, Public sector debt and exchange rate figures.

(2)	In Metropolitan Lima (three-month moving average). Includes workers who are underemployed, either in terms of income or due to shorter working hours than those required by the worker.

(3)	Includes the Nonfinancial Public Sector deficit and the operating balance of the Central Bank, expressed as a percentage of GDP.

(4)	Excludes Central Bank debt.

Sources: Central Bank, MEF and National Institute of Statistics and Information

The following table presents the monetary base and international reserves as of the dates shown.

	As of June 30,
	2026	2025
	(in millions of U.S. dollars, at current price)
Currency in circulation	29,338	23,980
Reserve	4,949	3,925
Monetary base	34,287	27,905
Gross international reserves	95,645	85,541
Net international reserves	95,553	85,263

Source: Central Bank.

Risk Factors

This section describes certain risks associated with investing in Peru’s securities. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Peru may experience political, economic, or social problems that may interfere with Peru’s ability to service its indebtedness.

Throughout its history, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Humala to President Kuczynski, who took office in July 2016, in addition to the prior transition from President García to President Humala. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra was removed from office in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office. Following the removal of President Castillo in December 2022, then-Vice President Boluarte assumed the presidency. In October 2025, Congress declared the presidency vacant and José Jerí, then President of Congress, assumed the presidency by constitutional succession. In February 2026, following President Jerí’s censure, José María Balcázar assumed the presidency by constitutional succession, and on July 28, 2026, President Keiko Fujimori took office for the 2026–2031 term. See “Summary—Republic of Peru—Overview” for an overview of the successive government administrations to date. The current composition of the Ministerial Cabinet is described in “The Republic of Peru—History, Government and Political Parties—History” below.

Peru’s historical GDP growth rates, generally low inflation, low fiscal deficits and external surpluses have historically reflected, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Peru’s economy is also exposed to adverse climate events, such as the El Niño phenomenon, which may affect economic activity and public finances. Despite Peru’s sustained economic growth and macroeconomic stability, social and political tensions persist. Although the poverty rate has declined in recent years, it remains above pre-pandemic levels. The poverty rate was 25.7% in 2025, 27.6% in 2024, 29.0% in 2023, 27.5% in 2022, 25.9% in 2021 and 30.1% in 2020.

Future government policies to preempt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy and, consequently, materially adversely affect the Peruvian economy. The government cannot assure you that Peru will not face political, economic, or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. See “The Republic of Peru—History, Government and Political Parties—History.”

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia, and Venezuela, may have an adverse effect on other countries in the region, including Peru.

Peru is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Peru is a foreign sovereign state. Any securities issued by Peru are subject to its law and jurisdiction and, as such, investors may not be able to effect service of process within their own jurisdiction upon Peru or to enforce against Peru judgments related to securities obtained in their own jurisdictions.

Corruption may hinder the growth of the Peruvian economy, and ongoing high-profile corruption investigations in Peru may affect the perception of Peru and its ability to access financing in the international markets.

Peruvian authorities have conducted several high-profile corruption investigations relating to the activities of Brazilian construction companies, including Odebrecht S.A. (now Novonor), and their local partners in connection with public infrastructure projects. These investigations resulted in the suspension, termination or restructuring of several major projects, including the Gasoducto Sur Peruano, which has not been re-tendered. Some affected projects have since been transferred to new operators or to state entities, while others remain delayed.

The government has adopted measures intended to ensure the continuity of affected projects, secure the payment of civil compensation by companies involved in corruption cases and include mandatory anti-corruption clauses in public infrastructure contracts. In 2019, the judiciary approved an effective collaboration agreement with Odebrecht under which Odebrecht provides evidence in cases in which it admitted bribing Peruvian officials and pays civil compensation to the Republic in annual installments. However, the agreement and the related investigations have been the subject of legislative and judicial challenges, and international judicial cooperation with Brazil in related matters has been suspended.

Corruption investigations have also involved numerous senior political figures. Several former Presidents have been convicted of corruption- or money laundering-related offenses in recent years, and other former Presidents, former officials and political leaders remain under investigation or on trial. Other proceedings have been annulled or dismissed by the courts. The outcome of these and any other high-profile corruption proceedings, and their effect on the relevant companies, projects, government officials and political actors, is uncertain. The Republic cannot predict how long these or other corruption investigations may continue or whether new allegations against government officials or other companies with operations in Peru will arise in the future.

Extreme weather conditions and natural disasters could adversely affect Peru and its financial condition.

The Republic of Peru is located in western South America and has regions facing the Pacific Ocean and the equator, which may be affected by meteorological events and extreme weather conditions from time to time. In particular, Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which has in the past resulted in and may in the future result in severe flooding and mudslides. El Niño has the potential to cause extensive physical and economic damage. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism, and commercial activity, caused widespread damage to infrastructure and displaced people and was expected to result in a 1.2% drop in GDP in 2017 relative to 2016 figures. A meteorological catastrophe, other extreme weather event or other natural disaster could, among other things, limit access to, damage or destroy one or more of the government’s properties or parts of its infrastructure, including roads and bridges. A catastrophe or other extreme weather event may also result in disruption to the local economy, and may cause labor, fuel and other resource shortages, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures, and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. The May 26, 2019 earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

In March 2023, Cyclone Yaku and the El Niño phenomenon caused adverse weather conditions that negatively affected economic activity in Peru, particularly in the agricultural and fishing sectors. According to the Ministry of Economy and Finance, these climatic shocks, together with social unrest, contributed to the downward revision of Peru's 2023 GDP growth forecast from 2.5% to 1.1%. In 2026, official ENFEN alerts confirm an active El Niño Costero, posing an immediate threat of heavy rainfall, floods, and landslides (huaicos) along the northern and central coast late in the year. According to ENFEN, as of October 2026 the El Niño Costero event in the Niño 1+2 region was expected to reach an extraordinary magnitude through January 2027 and to decrease in magnitude towards the autumn of 2027. Ocean warming continues to disrupt local fisheries, while severe weather risks crop damage, health outbreaks, and acute pressure on national infrastructure and emergency budgets.

There can be no assurances that Peru’s credit rating will improve, remain stable, not be downgraded, suspended or cancelled by the rating agencies.

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are considered to have moderate credit risk.

On December 11, 2025, S&P Global Ratings reaffirmed Peru’s BBB- long-term foreign currency sovereign credit rating, maintaining the outlook as stable.

On September 22, 2026, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1, maintaining the outlook as stable.

On October 22, 2026, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as stable.

Ratings address our creditworthiness and the likelihood that we will pay our long-term bonds in a timely manner. Peru’s credit ratings may not continue to improve and this may adversely affect the trading price of Peru’s debt securities, which could in turn potentially affect Peru’s cost of funds in the international capital markets and the liquidity of and demand for Peru’s debt securities. Ratings are not a recommendation to purchase, hold, or sell securities and may be changed, suspended or withdrawn at any time.

Peru’s current ratings and the rating outlooks currently assigned to it are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. There can be no assurances that such credit ratings will be maintained for a certain period of time or that such credit rating will not be downgraded, suspended or cancelled upon the credit ratings agencies’ consideration or if circumstances will so require. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Any credit rating downgrade, suspension, or cancellation may have an adverse effect on the market price and the negotiation of debt securities.

The Republic of Peru

Territory and Population

The Republic of Peru is located in western South America. It borders Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions: a narrow strip of desert along the western coast; a central region of high mountains that form part of the Andes; and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast. The map below shows Peru, its territorial subdivisions and bordering countries.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall along the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately U.S.$1.2 billion in damage to Peru’s infrastructure. El Niño happens on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted.

During the period from 2015-2016, El Niño reached its maximum “anomaly” (a metric that contemplates the difference between recorded and historic temperatures), which, in December 2015 was categorized as strong.  Thereafter, during the second half of January 2017, surface temperatures of the ocean off the coast of Paita (located in the Piura region of Peru) steadily increased, leading the government to announce the increased possibility that El Niño would occur that year.

The El Niño Costero phenomenon originates in the ocean from Ecuador to the south of Peru when atypical atmospheric conditions cause a sudden increase in water temperature. In 2017, Peru experienced one of the worst El Niño Costero events in over 50 years, which resulted in much higher rainfall than during the period from 2015-2016, affecting over 1,100,000 persons, including the displacement of over 230,000 persons, 143 deaths, the collapse of 25,700 homes and rendering 23,280 homes uninhabitable.

In 2025, Peru approved the 2025–2027 Multisectoral Plan for Intense Rainfall and Associated Hazards, Supreme Decree No. 005-2025-PCM, which covers a total of 508 districts nationwide, of which 78 are classified as very high risk and 430 as high risk, and is aimed at coordinating and articulating the efforts of various state entities in response to these climatic events.

Peru’s southern region is located on seismic faults, which makes the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated U.S.$300 million in damage. The same area was hit with 8.0 magnitude earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 homes and caused damages estimated at over U.S.$230 million.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. This earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

Peru’s population, estimated to be approximately 34.157 million according to the 2025 National Census, is multi-racial and multi-cultural, registering a population increase of 2.92 million, or 9.4% compared to 2017, the date of the prior census. The population consists of a mix of Mestizo, native, Caucasian, African and Asian descendants. Spanish, Quechua, and Aymara are Peru’s official languages. According to INEI’s population projections for 2025, approximately 10.4 million people reside in Metropolitan Lima, 2.2 million people reside in Piura, 2.2 million people reside in La Libertad, 1.6 million people reside in Arequipa, and 1.4 million people reside in Cajamarca.

According to the 2025 census, 62.5% of the population was between 15 to 59  years of age, 50.6% was female and 49.4% was male. During 2025 93.1% of children from 6 to 11 years of age attended school, while attendance for children aged 12 to 16 years was 87.7%. According to the INEI, the average years of education attained by Peru’s population aged 15 and over reached 10.7 years in 2025.

As of December 31, 2025, there were 107 licensed universities in Peru, of which 53 are public universities and 49 are private universities. The Universidad Nacional Mayor de San Marcos was founded in 1551 and is the oldest university in South America. As of the date of this report, there are 10 licensed public universities in the department of Lima.

The World Bank classifies Peru as an upper-middle-income developing country. The following table provides comparative per capita GDP figures and other selected comparative statistics as of the years indicated.

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Per capita GDP (in U.S. dollars)	5,148	7,125	9,684	8,562	10,713	3,495	14,898	17,995	90,027
Human Capital Index Plus (HCI+) (scale 0-325)	—	184	206	198	203	—	200	226	252
Life expectancy at birth, total (in years)	69	78	78	78	76	73	78	81	79
Infant mortality (per 1,000 live births)	14	11	11	11	12	21	8	6	6
Adult illiteracy rate	3%	7%	6%	5%	5%	3%	1%	4%	N.D.
Population below the poverty line	44.7%	21.4%	25.7%	31.8%	—	33.1%	28.2%	6.5%	—

Sources:	World Bank, World Development Indicators (GDP per capita, 2025; life expectancy and infant mortality, 2024; adult literacy and poverty headcount at national poverty lines, latest year available) and Human Capital Index Plus (HCI+) as of 2025. Poverty data as of 2025, except Colombia (2024), Chile (2022) and Venezuela (2015); Poverty data not reported for Brazil and the United States.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and instability plagued Peru, and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s Constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by guano exports, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of ten years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive Constitution, adopted in 1920, that enhanced the power of the State to carry out a number of popular social and economic reforms. The regime weathered a brief post-war recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of its relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from approximately 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new Constitution in 1979.

In 1980, voters re-elected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut government spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerrilla war against the government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7.650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10.0% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20.0% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. President Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their shared border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

President Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, President Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional Congress, which adopted a new Constitution in 1993. The 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or repeal those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Ministerial Cabinet, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was re-elected for a second term in 1995 by a significant percentage of voters.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthened the powers of the military and intelligence service thereby compromising the autonomy of the legislative and judicial branches, and curtailed freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek re-election. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Instead, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a run-off election against Alan García, receiving 53.1% of the vote to García’s 46.9%.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress had, on seven separate occasions, approved charges against President Fujimori, including for embezzlement and murder. In July 2003, the government presented a formal extradition request to the Japanese government for President Fujimori, based on these criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, was protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition requests to the Japanese government had stalled.

On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subjected to an extradition process at the request of the government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in seven separate criminal proceedings. In December 2008, he was sentenced to a six-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. In December 2009, the sentence was confirmed by an appellate court. In April 2009, President Fujimori was sentenced to a 25-year term in prison for the massacres at La Cantuta and Barrios Altos, both in 1991, and the abductions of a journalist and businessman. In January 2010, the sentence was affirmed. In July 2009, President Fujimori was sentenced to a term in prison of seven and a half years for embezzlement charges, in connection with a U.S.$15.0 million “severance” payment to then-intelligence chief Vladimiro Montesinos. In September 2009, President Fujimori was sentenced to an additional six-year term in prison for illegal wiretaps and bribing congressmen and journalists.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline, and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constituted a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo implemented a number of measures designed to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration saw a drop in approval ratings and faced ongoing social protests and unrest as a result of political scandals and the population’s disappointment that President Toledo’s policies had not led to immediate and significant reductions in the high rates of unemployment, underemployment and poverty.

Under President Toledo, Peru had one of the best-performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García of the APRA party obtained 3.0 million votes (24.3%), Lourdes Flores of the UN coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentín Paniagua obtained 706,000 votes (5.8%). Keiko Fujimori, President Fujimori’s daughter, obtained the highest number of votes for Congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Ollanta Humala and Alan García, in which García was elected for a five-year term, 16 years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53.0% of the nationwide vote in the run-off election held on June 4, 2006. During García’s administration, Peru’s economy experienced consistent and sustained growth, increased employment levels and reduced poverty levels, principally due to an increase in public and private investments.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as Minister of Economy and Finance,

both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline, and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration was focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second-round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party. On July 28, 2016, President Kuczynski appointed a new Ministerial Cabinet.

On December 5, 2016, Minister of Defense Mr. Cosme Mariano González Fernández, who was criticized by the government for using his office to favor his personal relationships, was replaced by Mr. Jorge Nieto Montesinos, who previously served as Minister of Culture and his position was assumed by Salvador Alejandro Jorge del Solar Labarthe. On December 18, 2016, the Minister of Education Jaime Saavedra resigned from his position and was replaced by Marilú Doris Martens Cortes.

On May 22, 2017, Martín Alberto Vizcarra Cornejo, the then-Minister of Transportation and Communications, resigned from his position as Minister to avoid possible censorship by the Congress in connection with his involvement in the Chinchero Airport project. Thereafter, on May 25, 2017, Bruno Giuffra Monteverde was sworn in as Minister of Transportation and Communications, and Pedro Olaechea was sworn in as the Minister of Production. Prior to his current post, Mr. Giuffra served as the Minister of Production.

On June 21, 2017, Peru’s Congress dismissed the then-Minister of Economy and Finance, Alfredo Thorne, following a vote of no confidence by the Congress. On June 23, Fernando Zavala was sworn in as the new Minister of Economy and Finance while continuing to act as Prime Minister. On July 3, 2017, Peru’s Congress unanimously voted to dismiss Edgar Alarcón as Comptroller General of the Republic. On September 17, 2017, Peru’s Vice President, Mercedes Aráoz, was sworn in as Prime Minister, replacing Fernando Zavala.

On December 21, 2017, a majority of Peru’s Congress (with 78 votes in favor, 19 against and 21 abstentions) rejected then-President Kuczynski’s motion to vacate the office of the President, following public reports linking him to Odebrecht.

On March 21, 2018, President Kuczynski resigned and on March 23, 2018, Peru’s Congress accepted his resignation with 105 votes in favor, 12 against and four abstentions. On the same day Vice President Vizcarra assumed the presidency of Peru.

On April 14, 2019, Carlos Bruce, the Minister of Housing, Construction and Sanitation, and Edmer Trujillo, the Minister of Transportation and Communication, resigned. On April 27, 2019, Miguel Luís Estrada Mendoza and Maria Esperanza Jara Risco were appointed as Minister of Housing, Construction and Sanitation and Minister of Transportation and Communication, respectively.

On April 16, 2019, the Judiciary ordered the preliminary detention of Alan Garcia (former President of the Republic) for a ten-day period, in connection with the Odebrecht investigation. On April 17, 2019, during the course of the preliminary house detention, former President Garcia committed suicide.

On July 15, 2020, Mr. Vicente Antonio Zeballos Salinas ceased to be the president of the Ministerial Cabinet and, in his place, Martín Vizcarra’s government appointed Pedro Cateriano. Other changes were made in different ministries. On August 3, 2020, Pedro Cateriano visited the Congress to request a vote of confidence, which was denied with 37 votes in favor, 54 votes against and 34 abstentions. Then, President Vizcarra appointed Walter Martos as president of the Ministerial Cabinet who, until that moment, had been serving as Minister of Defense. On August 11, 2020 the Congress granted confidence to Walter Martos’ Ministerial Cabinet with 115 votes in favor, five against, and four abstentions.

After President Vizcarra’s and President Sagasti’s administrations, President Castillo appointed Guido Bellido (who was also a congressman of Peru Libre) as his Prime Minister. The ministers under President Castillo’s leadership faced strong opposition from some political parties and the period was marked by political tensions and disagreements, resulting in several changes in the composition of the Council of Ministers.

On October 6, 2021, President Castillo asked the Prime Minister for his resignation along with other members of the cabinet. Between October 6, 2021 and December 7, 2022, Peru had as Prime Ministers Mirtha Vasquez, Héctor Valer, Anibal Torres and Betssy Chávez, the latter holding office until the failed self-coup of President Castillo. On December 10, 2022, Pedro Angulo Arana was appointed by then-President Boluarte as Prime Minister.

On December 21, 2022, former President Boluarte swore in the new Ministerial Cabinet. In accordance with Article 130 of the Peruvian Constitution, “Exposition of General Government Policy. Question of Confidence,” within 30 days of assuming his position, the head of the Ministerial Cabinet, accompanied by the other ministers, must attend the Peruvian Congress to present and debate the general policy of the government and the general measures to be taken under his management.

On December 23, 2022, the Prime Minister, Luis Alberto Otárola Peñaranda, met with the president of the Peruvian Congress to discuss the joint mission of the two branches of government to achieve consensus in benefit of the country. One of the main subjects was to set the date for the presentation of the Ministerial Cabinet before the Plenary Assembly of Congress to obtain the Peruvian Congress’ vote of confidence. On January 10, 2023, the president of the Ministerial Cabinet attended a session of Congress and explained the government policy and requested a vote of confidence. After the parliamentary debate, Congress granted confidence to the Ministerial Cabinet with 73 votes in favor, 42 votes against, and six abstentions.

On December 14, 2022, the Peruvian State Attorney formalized the start of an investigation into former President Castillo, regarding accusations of rebellion and conspiracy. Subsequently, the Peruvian judiciary ordered former President Castillo to remain in custody while criminal investigations were ongoing. In March 2023, the Permanent Court on Criminal Matters of the Peruvian Supreme Court ratified a 36-month prison stay order issued by the judiciary, while prosecutors continue their investigation.

On April 23, 2023, former Peruvian President Alejandro Toledo was successfully extradited from the State of California, to face charges in Peru relating to the Odebrecht corruption scandal. In October 2024, former President Toledo was sentenced to 20 years and six months in jail.

On May 3, 2023, the Inter-American Commission on Human Rights (“IACHR”) issued the report “Situation of Human Rights in Peru in the Context of Social Protests,” which focused on the events that took place over the period December 7, 2022 - January 23, 2023. Then-President Boluarte addressed the report and emphasized Peru’s adherence to its international commitments on human rights, and the importance of such commitments to Peru, and all democratic systems. Furthermore, President Boluarte emphasized her government’s efforts to avoid violence, and to promote dialogue, social peace and to meet the reasonable demands of the population.

On March 6, 2024, Gustavo Lino Adrianzén Olaya, who had been serving as Peru’s permanent representative in the Organization of American States (“OAS”), was appointed as Prime Minister to replace Alberto Otárola.

On May 14, 2025, Eduardo Melchor Arana Ysa, who had been serving as Minister of Justice and Human Rights, was appointed as Prime Minister to replace Gustavo Adrianzén.

On October 14, 2025, Ernesto Álvarez Miranda was sworn in as the new Prime Minister under President José Jerí's administration, replacing Eduardo Arana, whose cabinet resigned following the removal of President Dina Boluarte.

Pursuant to Article 130 of the Peruvian Constitution, as applicable as of December 31, 2025, the President of the Council of Ministers was required to appear before Congress, together with the other ministers, within 30 days of taking office to present the Government's general policy and request a vote of confidence. On October 22, 2025, Peru’s Congress gave its vote of confidence to the new ministerial cabinet. On February 24, 2026, following the removal of President Jerí, interim President Balcázar appointed a new Ministerial Cabinet headed by Prime Minister Denisse Miralles, who resigned in March 2026 before requesting a vote of confidence. On March 17, 2026, Luis Arroyo Sánchez was appointed Prime Minister. The new cabinet identified public security and economic stability, including the responsible management of public finances and the reduction of the fiscal deficit, among its main priorities. On April 16, 2026, Congress granted a vote of confidence to the Arroyo cabinet, which remained in office until the transfer of power on July 28, 2026. Keiko Fujimori of Fuerza Popular won the presidential run-off election held on June 7, 2026, and assumed office as President on July 28, 2026, for the 2026–2031 term. Following her inauguration, President Fujimori appointed a new Ministerial Cabinet headed by Prime Minister Luis Galarreta, who remains in office as of the date of this annual report. On September 18, 2026, José Angello Tangherlini Casal was sworn in as Minister of Transport and Communications, replacing Rafael Rey, who resigned for health reasons.

The composition of Peru’s Council of Ministers as of October 21, 2026, was as follows:

President of the Council of Ministers	Luis Fernando Galarreta Velarde
Ministry of Justice and Human Rights	Ernesto Julio Álvarez Miranda
Ministry of Interior	César Augusto Astudillo Salcedo
Ministry of Economy and Finance	Elmer Rafael Cuba Bustinza
Ministry of Defense	Rafael Jorge Belaunde Llosa
Ministry of Foreign Affairs	Alfonso Carlos Espá y Garcés-Alvear
Ministry of Energy and Mines	Guillermo Shinno Huamaní
Ministry of Foreign Trade and Tourism	Rogers Martín Valencia Espinoza
Ministry of Production	Juan Carlos Requejo Alemán
Ministry of Labor and Promotion of Employment	Juan Manuel Kosme Sheput Moore
Ministry of Agrarian Development and Irrigation	Marco Antonio Vinelli Ruiz
Ministry of Health	Luis Williams Dyer Fernández
Ministry of Education	José Antonio Chang Escobedo
Ministry of Transport and Communications	José Angello Tangherlini Casal
Ministry of Housing, Construction and Sanitation	Mauricio Fernando Arnillas Gonzales
Ministry of Women and Vulnerable Populations	María Magdalena Seminario Marón
Ministry of Environment	Vladimiro Huaroc Portocarrero
Ministry of Culture	Alberto Ismael Beingolea Delgado
Ministry of Development and Social Inclusion	Maritza Ivonne Canales Martínez

On July 26, 2026, Miguel Ángel Torres Morales of Fuerza Popular, who is also Second Vice-President of the Republic, was elected President of the Senate, and therefore of Congress, by 30 votes to 29, and Óscar Reto Otero of Partido del Buen Gobierno, supported by opposition parties, was elected President of the Chamber of Deputies by 74 votes to 56.

As of October 21, 2026, the composition of Peru’s Chamber of Deputies was as follows:

Political Party	Congressional Seats	%
Fuerza Popular	41	31.5
Juntos por el Perú	32	24.6
Partido del Buen Gobierno	18	13.8
Renovación Popular	15	11.5
Partido Cívico Obras	14	10.8
Ahora Nación	10	7.7
	130	100.0

Note: Percentages may not total 100.0% due to rounding.

As of October 21, 2026, the composition of the Peruvian Senate was as follows:

Political Party	Congressional Seats	%
Fuerza Popular	22	36.7
Juntos por el Perú	14	23.3
Renovación Popular	8	13.3
Partido del Buen Gobierno	7	11.7
Partido Cívico Obras	5	8.3
Ahora Nación	4	6.7
	60	100.0

Note: Percentages may not total 100.0% due to rounding.

General Elections

Then-President Dina Boluarte called for general elections to elect the President of the Republic, Vice Presidents, Senators and Deputies for April 12, 2026, by means of Supreme Decree No. 039-2025-PCM, published on March 25, 2025.

The first round of the general elections was held on April 12, 2026. Following the official vote certification by electoral authorities on May 17, 2026, Keiko Fujimori of the conservative party Fuerza Popular secured first place with approximately 17.2% of the valid votes, while Roberto Sánchez of the leftist coalition Juntos por el Perú advanced to second place with approximately 12.0% of the vote. As no candidate achieved the required 50% absolute majority to win outright, a runoff was held on June 7, 2026.

The second round of the presidential election was held on June 7, 2026, to determine the next President and Vice Presidents of the Republic for the 2026–2031 constitutional term. Keiko Fujimori was officially declared the winner of Peru's presidential election on July 3, 2026, by the National Elections Jury (Jurado Nacional de Elecciones), with 50.1% of the valid votes, compared to 49.9% for Roberto Sánchez. She was elected alongside two vice-presidents: Luis Fernando Galarreta (First Vice-President) and Miguel Ángel Torres Morales (Second Vice-President). They were sworn into office on July 28, 2026.

Concurrently, the legislative elections yielded a less fragmented, more consolidated bicameral Congress for the 2026–2031 constitutional term, with six primary political forces securing effective representation. Fuerza Popular emerged as the leading parliamentary bloc in both chambers—securing 41 seats in the Chamber of Deputies and 22 seats in the Senate—followed by Juntos por el Perú, Partido del Buen Gobierno, Renovación Popular, Partido Cívico Obras, and Ahora Nación.

Fuerza Popular does not hold a majority in either chamber of Congress. Together with Renovación Popular, with which it presented joint slates for the election of the leadership of both chambers in July 2026, it holds 30 of the 60 seats in the Senate and 56 of the 130 seats in the Chamber of Deputies. Accordingly, the approval of legislation will require the support of other parliamentary groups.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the government. Provinces and districts have their own civil governments, which are independent of the national government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the national government. Elections were last held in October 2022 for the presidents, vice presidents, and members of local councils for each of the regional governments. The elected officials serve four-year terms. Somos Peru won four of the 25 regional presidencies and Alianza para el Progreso won three. The 18 other regional presidencies were won by independents and smaller parties. The regional government officials elected in 2022 will remain in office, until December 31, 2026. Regional and municipal elections were held on October 4, 2026, pursuant to Supreme Decree No. 001-2026-PCM, to elect regional and municipal authorities for the 2027–2030 term, who will take office on January 1, 2027.

On November 8, 2002, Congress passed a law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the executive branch, pursuant to legislative authority delegated by Congress, may create, amend, or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct, and manage national and regional policies in accordance with national and regional needs. Since 2003, the national budget has been distributed among the national government, the regional governments, and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the government, and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a single five-year term. The 1993 Constitution abrogated the ban on presidential re-election and provided that a President may be re-elected only for one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority of all votes cast for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two candidates with the highest vote total in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his or her duties. If the President is unable to discharge his or her duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Ministerial Cabinet, which is headed by the president of the Ministerial Cabinet, who is appointed by the President. The Ministerial Cabinet oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Ministerial Cabinet may not approve laws without the President’s approval. Each member of the Ministerial Cabinet may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Ministerial Cabinet and approved by the President.

As of October 21, 2026, the legislative branch consisted of a bicameral congress composed of 130 members of the Chamber of Deputies and 60 members of the Senate who were elected for a five-year term. The most recent congressional elections for the period 2026- 2031 were held on April 12 and April 13, 2026.

In addition to passing laws, Congress is empowered to approve the government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•	justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•	courts of first instance, which include civil, criminal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•	military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or National Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the National Judiciary Council may elect two additional members. The National Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

Following Congress’ unanimous approval of the dismissal of all members of the National Judiciary Council (following the public leak of certain phone calls by several officials from the National Judiciary Council overseeing corruption cases), on July 23, 2018, the government announced a state of emergency with respect to the National Judiciary Council to restructure the council. The state of emergency was declared for a nine-month period, during which time the most senior ranking individual was in charge of responsibilities of such council.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be at least 45 years of age and must retire by age 70. The National Judiciary Council may only refuse to ratify or remove a member of the Supreme Court of Justice because of physical or mental incapacity or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to re-election, and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit to serve;

•	engaged in conduct incompatible with his or her duties; or

•	been convicted of a crime.

On October 9, 2018, President Vizcarra submitted for public comment four proposals for constitutional reforms pursuant to a referendum. As part of such process, on December 9, 2018, the referendum was carried out and the public were asked the following questions:

•	whether they approved the constitutional reform with respect to the National Judiciary Council;

•	whether they approved the constitutional reform with respect to financing of political organizations;

•	whether they approved the constitutional reform with respect to a prohibition on the immediate re-election of members of Congress; and

•	whether they approved the constitutional reform with respect to the establishment of a bicameral system in the Congress.

On December 12, 2018, President Vizcarra announced the results of the referendum. The first three questions received support of more than a majority of those who responded (78.49%, 78.14% and 77.77%, respectively), whereas the last one did not (79.73% disapproval).

On February 18, 2019, President Vizcarra approved Law No. 30916 (Organic Law of the National Judiciary Council), restructuring the National Judiciary Council.

The National Judiciary Council is composed of seven members chosen in a competitive process based on merit for five-year terms, without re-election. Members of the National Judiciary Council must, among other things, be a lawyer, be older than 45 and have at least 25 years of experience. The National Judiciary Council will have authority to appoint, ratify, and perform evaluations of judges and prosecutors.

Peru's Law No. 31988 is a constitutional reform enacted in March 2024 that reinstates a bicameral Congress after 32 years of a unicameral system. The law establishes a Chamber of Deputies with 130 members and a Chamber of Senators with 60 members, with both chambers' functions differentiated. This change became effective in the 2026 general elections, and the Chamber of Deputies held its installation session and began its first ordinary legislature on July 27, 2026. The reform also allows for the immediate re-election of senators and deputies, and allows presidential candidates to run for a legislative seat simultaneously.

Political Parties

With the exception of the APRA, AP and PPC, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. In the last presidential elections in 2021, there were 24 political parties registered in the Registry of Political Organizations, of which 18 participated in the presidential elections and 20 in the congressional elections. As of the 2021 election, the principal political parties and alliances in Peru are:

Acción Popular (Popular Action). The AP party supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections, AP ran as part of the now dissolved Frente de Centro political alliance. It is a centrist party and it is based in the populist action ideology. Among the current political parties, this party has held the presidency most frequently. AP participated in the presidential elections held in April 2021, but did not advance to the second round.

Fuerza Popular (Popular Strength) (formerly Alianza Fuerza 2011 (Strength Alliance 2011)). This alliance was formed in 2010 by the Partido Nueva Mayoría (New Majority Party) and Partido Renovación Nacional (National Renovation Party) principally to participate in the presidential elections held in 2011. This party is headed by Keiko Fujimori. In July 2012, the party changed its name from “Alianza Fuerza 2011” to “Fuerza Popular.” In April 2016, Fujimori again stood as candidate for the Presidency of the Republic in general elections, advancing to the second round, losing with 49.88% of valid votes in a technical tie with Pedro Pablo Kuczynski of the Peruanos por el Kambio party. In April 2021, Fujimori, who was the presidential candidate, obtained the second highest number of votes cast.

Alianza Gana Perú (Peru Succeeds Alliance). Founded at the end of 2010 by Ollanta Humala in preparation for the presidential elections held in 2011, confirmed mainly by the Partido Nacionalista Peruano (Peruvian Nationalist Party), this alliance consisted of various left-leaning parties such as the Partido Comunista del Perú (Communist Party of Peru), the Partido Socialista (Socialist Party), the Partido Socialista Revolucionario (Socialist Revolutionary Party), the Movimiento Político Voz Socialista (Socialist Voice Political Movement), and a significant constituency of the Movimiento Político Lima para Todos (Political Movement Lima for All). Alianza Gana Perú

won the 2011 presidential elections, in a second-round run-off, with 51.45% of valid votes cast. Alianza Gana Perú did not take part in the presidential elections in April 2021. Ollanta Humala ran for president with the Peruvian Nationalist Party but did not reach the second round.

APRA (Alianza Popular Revolucionaria Americana—Partido Aprista Peruano or American Popular Revolutionary Alliance—Peruvian Aprista Party). Initially left-wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a run-off election in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote. APRA did not run for the 2021 presidential elections.

Partido Popular Cristiano (Christian People’s Party). The party was founded at the end of 1966 by a dissenting group of members of the Partido Democracia Cristiana (Christian Democratic Party). It is a right-wing party and it is based in the Christian social doctrine. In April 2016, APRA and Partido Popular Cristiano participated in an alliance as a single party for presidential elections but failed to advance to the second round. The Christian People’s Party ran in the 2021 presidential elections but did not reach the second round.

Perú Posible (Possible Peru). The party was founded in 1999 replacing the formerly known Partido País Posible (Possible Country Party) that was founded by Peru’s former president, Alejandro Toledo, in 1994. The party seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. In April 2016, Perú Posible participated in presidential elections, but did not achieve requisite participation thresholds for electoral participation, so the party had to re-register to participate in the next elections. The party did not run for the 2021 presidential elections.

Alianza por el Gran Cambio (Alliance for Major Change). It is a political alliance formed in December 2010 by the Partido Popular Cristiano (Christian Popular Party), the Partido Humanista Peruano (Peruvian Humanist Party), the Partido Restauración Nacional (National Restoration Party) and the Partido Alianza por el Progreso (Alliance for Progress Party).

Alianza para el Progreso (Alliance for Progress). This party presented Cesar Acuña as their presidential candidate. However, in a decision issued on March 9, 2016, the national elections commission barred him from participating in the general election for violating the political parties’ law. The party ran in the 2021 presidential elections but did not reach the second round.

Peruanos Por el Kambio (Peruvians for Change). This party is a political successor to Alianza por el Gran Cambio (Alliance for Major Change) which was founded in October 2014 by its current leader, economist Pedro Pablo Kuczynski, who was nominated as its presidential candidate for the presidential elections held in 2016. In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second-round run-off election, with 50.1% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party.

Solidaridad Nacional (National Solidarity). Founded and headed by the former mayor of Lima, Luis Castañeda Lossio in 1998, this party is a center-right party that espouses principles of liberalism and a social-Christian agenda. This party was recognized as a formal party on May 4, 2006 by the National Elections Forum. In 2020, Solidaridad Nacional was renamed Renovación Popular (Popular Renewal) under the leadership of Rafael López Aliaga, adopting a more conservative political platform based on social-Christian principles. Under its new name, the party participated in the 2021 general elections, with López Aliaga as its presidential candidate. Frente Amplio (Broad Front). Founded in 2005, Frente Amplio was a coalition of parties, political organizations, social movements and activist citizens in Peru whose main objective was to consolidate the various progressive parties and coordinate progressive policies. Initially known as the National Coordinator of Progressive Parties, in 2006 it assumed the name Frente Amplio. In 2021, Verónica Mendoza ran for president with Juntos por el Peru (Together for Peru) but did not advance to the second round.

Perú Libre (Free Peru). Founded in 2013, Perú Libre is a leftist party whose objective is to seek social justice. In June 2021, Pedro Castillo won the presidential elections in a second-round run-off election, defeating Keiko Fujimori of the Fuerza Popular party. The party leader is Vladimir Cerron, a medical doctor specializing in neuroscience.

Juntos por el Perú (Together for Peru). Registered on November 23, 2009, Juntos por el Perú is a left-wing party advocating social justice, economic redistribution and a greater role for the State. It participated in the 2021 and 2026 presidential elections, nominating Verónica Mendoza and Roberto Sánchez, respectively. Sánchez advanced to the second round in 2026. The party secured 14 Senate seats and 32 seats in the Chamber of Deputies in the 2026 general elections.

Partido del Buen Gobierno (Good Governance Party). Founded in 2023 under the leadership of former minister Jorge Nieto Montesinos and registered on August 2, 2024, the party promotes institutional reform, transparency and economic development, with a reformist political orientation. It first participated in the 2026 presidential elections, with Nieto as its candidate, securing 7 Senate seats and 18 seats in the Chamber of Deputies.

Partido Cívico Obras (Civic Works Party). Founded in 2022 by Ricardo Belmont, a former mayor of Lima, and registered on July 15, 2024, the party promotes infrastructure development, citizen participation and public sector reform, with a populist political orientation. It first participated in the 2026 presidential elections, with Belmont as its candidate, securing 5 Senate seats and 14 seats in the Chamber of Deputies.

Ahora Nación (Now Nation). Founded in May 2023 by Alfonso López Chau, a former rector of the National University of Engineering, and registered on July 24, 2024, the party has a center-left orientation, emphasizing decentralization, economic development and institutional reform. It first participated in the 2026 presidential elections, with López Chau as its candidate, securing 4 Senate seats and 10 seats in the Chamber of Deputies.

At the beginning of President Kuczynski’s term in 2016, Fuerza Popular held 55% of the seats in Peru’s Congress, compared to the 15% then held by Frente Amplio, and 13% then held by Peruanos por el Kambio.

In mid-2017, congressional representation changed significantly following the resignation of several congressmen from certain political groups.

Congressional elections to complete the 2016-2021 parliamentary period were held on January 26, 2020. On April 2021, new congressional elections took place for the period 2021-2026.

As of October 21, 2026 the composition of Peru’s Congress was as follows:

Peruvian Chamber of Deputies:

Political Party	Congressional Seats	%
Fuerza Popular	41	31.5
Juntos por el Perú	32	24.6
Partido del Buen Gobierno	18	13.8
Renovación Popular	15	11.5
Partido Cívico Obras	14	10.8
Ahora Nación	10	7.7
	130	100.0

Note: Percentages may not total 100.0% due to rounding.

Peruvian Senate:

Political Party	Congressional Seats	%
Fuerza Popular	22	36.7
Juntos por el Perú	14	23.3
Renovación Popular	8	13.3
Partido del Buen Gobierno	7	11.7
Partido Cívico Obras	5	8.3
Ahora Nación	4	6.7
	60	100.0

Note: Percentages may not total 100.0% due to rounding.

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were normalized.

In July 2003, Peru presented a formal extradition request to the Japanese government for President Fujimori based on criminal charges. The request was rejected by the Japanese government due to President Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested former President Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for former President Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries maintain good relations. On November 4, 2004, the ministers of foreign affairs of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006, an economic cooperation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute between Peru and Chile over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international legal channels, on January 16, 2008, Peru filed proceedings against Chile before the International Court of Justice, or ICJ. These proceedings have not damaged relations between Peru and Chile and economic relations between the two countries have been stable.

On January 27, 2014, the ICJ issued a final resolution regarding this case and relations between the two countries have continued on good terms. The ICJ granted Peru a maritime area of 50,000 km2 which is now part of the Peruvian maritime zone.

Peru maintains diplomatic relations with 120 countries and is a member of 38 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association, or ALADI;

•	the Interamerican Development Bank, or IADB;

•	the IMF;

•	the World Bank;

•	International Finance Corporation;

•	the Development Bank of Latin America and the Caribbean, or CAF;

•	the Asia-Pacific Economic Cooperation;

•	the Trans-Pacific Partnership, or TPP; and

•	Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•	Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•	Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital, and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay, and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•	Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008. On October 31, 2012 a new General Regulation of tariff preferences (978/2012) was approved, which replaced Regulation 732/2008. The provisions of the new regulation were implemented on January 1, 2014. Currently, these provisions are a part of the commercial agreement between Peru and the European Union executed on June 26, 2012, in Brussels, Belgium.

•	Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States repeatedly renewed ATPDEA with the last renewal expiring on December 31, 2009. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of ATPDEA following the approval of the free trade agreement with the United States, or U.S. FTA, which became effective in February 2009, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. The U.S. FTA allows imports of assembled products and textiles into the North American market, as provided in the agreement.

•	Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur.

•	On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay, and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•	On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•	On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with members of Mercosur.

•	In April 2006, Peru signed the TPA with the United States, which became effective in February 2009.

•	In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements. This agreement entered into force in March 2009.

•	In May 2008, Peru signed a free trade agreement with Canada. This agreement entered into force in August 2009.

•	In May 2008, Peru signed a free trade agreement with Singapore. This agreement entered into force in August 2009.

•	In April 2009, Peru signed a free trade agreement with the People’s Republic of China. This agreement entered into force in March 2010.

•	In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. During 2011, this agreement entered into force with Switzerland, Liechtenstein and Iceland. The agreement with Norway became effective in 2012.

•	In March 2011, Peru signed a free trade agreement with South Korea. This agreement entered into force in August 2011.

•	In April 2011, Peru signed a free trade agreement with Mexico. This agreement entered into force in February 2012.

•	In May 2011, Peru signed a free trade agreement with Panama. This agreement entered into force in May 2012.

•	In May 2011, Peru signed a free trade agreement with Costa Rica. This agreement entered into force during the second quarter of 2012.

•	In May 2011, Peru signed a free trade agreement with Japan. This agreement entered into force during March 2012.

•	In December 2011, Peru signed a free trade agreement with Guatemala.

•	On January 7, 2012, Peru and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

•	In March 2012, Peru and Thailand completed the eighth round of negotiations for the Peru-Thailand partnership.

•	On June 6, 2012, Chile, Colombia, Mexico, and Peru signed a master agreement confirming their intention to establish the Pacific Alliance, which aims to create a legal framework providing for economic, political and commercial integration of the countries in order to foster trade in goods and services amongst member states, as well as with other regions, particularly the Asia-Pacific region.

•	On June 27, 2012, Peru signed a Trade Agreement with the European Union, represented by the European Commission. The agreement entered into effect on March 1, 2013. Once fully implemented, the Trade Agreement will eliminate tariffs in all industrial and fisheries products, increase market access for agricultural products, improve access to public procurement, services and investment markets, further reduce technical barriers to trade, and establish common disciplines including on intellectual property rights, transparency and competition.

•	In March 2013, Russia and Peru established communication towards the negotiation of a free trade agreement. In April 2014, Russian and Peruvian officials renewed their commitment to the development of this agreement.

•	In March 2013, Peru reestablished negotiations with El Salvador regarding the establishment of a free trade agreement.

•	In March 2013, a delegation of Peruvian officials was invited to India in order to establish negotiations for a free trade agreement.

•	In October 2013, Peru and Turkey announced their intention to establish a free trade agreement.

•	On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement.

•	On May 29, 2015, the Peru-Honduras free trade agreement was signed.

•	On February 4, 2016, the signing ceremony for the TPP was held in the City of Auckland, New Zealand, with the participation of 12 Ministers of signatory countries. On January 23, 2017, the U.S. announced its permanent withdrawal from the treaty, which makes impossible its entry into force.

•	On April 29, 2016, the Deepening Economic Trade Agreement was signed between Peru and the Federative Republic of Brazil.

•	On February 22, 2017, the Trade Facilitation Agreement (“TFA”) of the WTO, of which Peru is a member, became effective. The TFA establishes measures to, among other things, increase transparency in respect of the rules related to foreign trade, and streamline and simplify the procedures related to the clearance of goods.

•	On January 18, 2017, the Ministerial Cabinet of India approved starting trade agreement negotiations with Peru. In March 2017, a meeting was held in New Delhi to discuss the terms of a potential trade agreement between Peru and India.

•	On February 12, 2018, the Minister of Foreign Commerce and Tourism, Eduardo Ferreyros and the Minister of Commerce, Investment and Tourism of Australia, Steven Ciobo, executed a free-trade agreement between Peru and Australia.

•	On March 8, 2018, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) was executed in Santiago, Chile.

•	On May 15, 2019, Peru, Colombia and Ecuador executed the Trade Agreement with the United Kingdom and Northern Ireland.

•	On July 14, 2021, the CPTPP was ratified by the Congress of Peru. This agreement came into full force on September 19, 2021. Due to the TPP, Peruvian products gained entry free of tariffs to four additional countries without previous bilateral trade agreements: New Zealand and Vietnam (Peruvian exports may enter immediately) and Brunei and Malaysia (products may enter once they ratify the TPP). In addition, the TPP expanded the type and quantity of products that can enter free of tariffs to some countries with whom

Peru already had bilateral free trade agreements (e.g., Japan: 88.0% of products before the TPP to 98.0% after the TPP). TPP members are located in three continents and together account for 13% of the world’s GDP and 15% of global trade.

•	On February 22, 2023, Peru ratified the Pacific Alliance-Singapore Free Trade Agreement (PASFTA) and became the first Pacific Alliance country to do so.

•	On May 23, 2022, Peru and Thailand updated the Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation. This agreement facilitated bilateral trade by improving commitments related to rules of origin. The fourth Protocol updated the provisions on rules of origin, highlighting the acceptance of Certificates of Origin with scanned and digital signatures, thus making it easier for trade operators to avail themselves of the benefits of the trade agreement.

•	In June 2024, the Ministry of Foreign Commerce and Tourism announced plans to update the Free Trade Agreement between Peru and China with the goal of increasing the benefits to small and medium-size Peruvian export businesses and attracting greater Chinese investment. The modernization of the agreement, which has been in place since 2009, was intended to adapt to the new demands of global commerce and include aspects related to electronic commerce, competition law and economic cooperation.

•	On April 23, 2025, the Protocol to the Peru-Guatemala Free Trade Agreement was signed, allowing the Treaty to remain in force and providing new opportunities for exports of goods and services.

•	On May 3, 2025, the Free Trade Agreement between the Pacific Alliance and Singapore entered into effect for Peru, Chile, and Singapore.

•	On May 29, 2026, Peru ratified the Free Trade Agreement with Guatemala and its corresponding Protocol, which entered into force on July 1, 2026.

•	On August 11, 2025, Peru and Indonesia signed a Comprehensive Economic Partnership Agreement (CEPA), aimed at strengthening bilateral trade and improving market access for goods.

•	On June 26, 2026, Peru signed Decision No. 16 within the framework of the Pacific Alliance, establishing measures to facilitate intraregional trade in cosmetic products through the harmonization of technical requirements.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a U.S.$3.0 billion regional development program to improve social and economic conditions along the border.

On May 2, 2011, Peru and the Republic of Ecuador exchanged communiqués with identical content regarding the maritime boundaries that will exist between the two countries. These communiqués establish a geographic parallel as the maritime boundary that will apply between Peru and the Republic of Ecuador to address the existence of islands in the adjacent land frontier, which constitutes a special circumstance under applicable international law. At the same time, the communiqués establish the bases for the development of a joint action plan in advance of a recognition between the parties of the Gulf of Guayaquil as a historic bay and will segregate interior waters in both jurisdictions as sovereign waters of both states. The foregoing agreements are all set forth in a series of annexes that are attached to the communiqués. As a result, by virtue of the exchange of communiqués, Peru presented a communiqué addressed to the Secretary General of the United Nations expressing its agreement that, given the existence of the islands, the parallel at Boca de Capones that is set forth in the Nautical Map of Ecuador IOA 42 will be the maritime boundary between Peru and the Republic of Ecuador. On June 6, 2011, Peru and the Republic of Ecuador registered with the United Nations the agreement that established their maritime boundaries.

The two governments have signed further agreements on border development, navigation, security, and trade. In November 2012, the two governments signed agreements for bilateral development, including a commitment to cooperate in the extraction of natural resources, foster mutual trade and facilitate sea transport in surrounding maritime territories in the Gulf of Guayaquil. In July 2013, the two governments renewed their commitment to increase electrical interconnectivity, agreeing to develop a 500 kV line as part of the International Electrical Interconnection Peru-Ecuador project.

Peru delivered nearly 1,000 tons of humanitarian aid to Ecuador to assist victims of the April 2016 earthquake that affected parts of Ecuador, including 42 rescue workers and 55 support personnel, including pilots, crew, engineering equipment operators and assistants.

On October 20, 2017, the XI Bilateral Peru-Ecuador Summit meeting resulted in the Trujillo Presidential Declaration issued by Presidents Kuczynski and Lenín Moreno committing the two sovereigns to further integration and the development of the two countries and the border region in particular. In addition, the Declaration committed resources to establishing a working group to assess labor and migration policies. Furthermore, the working group developed an agenda to discuss integrated management of water resources and to further joint development of the Binacional Puyango Tumbes Project. The parties also agreed to deepen cooperation to combat organized transnational criminal activity.

On October 27, 2018, the Presidents of Peru and Ecuador agreed to work on a bilateral agenda with respect to strategic areas such as mining, energy and security.

On April 29, 2022, the Presidents of Peru and Ecuador met in the city of Loja, Ecuador, during the Presidential Meeting and XIV National Cabinet, where they discussed issues of relevance for the development of both countries.

On May 24, 2025, President Dina Boluarte was present at her Ecuadorian counterpart’s inauguration, Daniel Noboa, to strengthen the strategic partnership between Peru and Ecuador. During the visit, both countries signed a Binational Roadmap for the Recovery, Protection and Conservation of the Puyango-Tumbes River Basin, aimed at addressing environmental degradation, promoting sustainable mining and improving water resource management in the border region.

On December 12, 2025, Presidents José Jerí of Peru and Daniel Noboa of Ecuador met in Quito during the Presidential Meeting and XVI Binational Cabinet, where they signed the Quito Presidential Declaration and adopted the Quito Action Plan 2025, establishing bilateral cooperation priorities for 2025-2026. The agreements focused on strengthening border security, combating transnational organized crime and illegal mining, promoting trade and investment, developing border infrastructure and advancing environmental cooperation.

On May 28, 2026, the Ministers of Defense of Peru and Ecuador signed a declaration of intent to strengthen bilateral security cooperation through intelligence sharing, coordinated border operations and joint efforts against organized crime, drug trafficking and illegal mining. On June 3, 2026, the Vice Ministers of Foreign Affairs of both countries reaffirmed their commitment to implementing the agreements reached during the December 2025 Binational Cabinet, including cooperation in security, trade, investment, infrastructure and environmental protection.

Peru currently maintains strong political and economic relations with Ecuador.

Peru’s Relationship with Argentina, Colombia, Bolivia, Mexico and Venezuela

On December 20, 2022, the government of Peru, through Official Communication 014-22 of the Ministry of Foreign Affairs, declared the Ambassador of Mexico persona non grata, giving the ambassador 72 hours to leave

Peru. The decision was made under the Vienna Convention on Diplomatic Relations, which establishes the power of the receiving state to declare a foreign head of mission persona non grata. The decision was adopted in response to the continuous and reiterated statements made by the President of Mexico about the political situation in Peru, which were perceived as unacceptable interference in internal affairs and would constitute a violation of the non-intervention principle under the convention.

On December 23, 2022, former President Boluarte again classified as “interference” the Mexican President’s continued statements about the political situation in Peru. However, then-President Boluarte ruled out the breaking of relations with Mexico or with Colombia, Bolivia and Argentina, countries that have taken similar positions in support of former President Pedro Castillo, despite the process having followed Peru’s constitutional succession procedures. Peru nevertheless has reiterated its call for open dialogue and cooperation among the countries based on mutual respect and the full validity of international law and build bridges to ensure open dialogue with the leaders of those countries.

On January 5, 2023, then-President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after President Boluarte issued a public statement against former Bolivian president Evo Morales, alleging interference in Peruvian internal affairs. On January 26, 2023, Congress declared Evo Morales persona non grata and denied him his entry to Peru in the future.

On November 28, 2025, Presidents José Jerí of Peru and Rodrigo Paz Pereira of Bolivia reaffirmed their commitment to strengthening bilateral relations, reflecting a renewed spirit of cooperation and mutual understanding. Both leaders emphasized the importance of promoting border integration, environmental cooperation and joint efforts against drug trafficking. On February 9, 2026, Peru's Ambassador Carlos Chávez-Taffur presented his credentials to President Paz, restoring Peru's diplomatic representation at the ambassadorial level after three years and marking a new stage of political dialogue and economic cooperation between the two countries.

On February 15, 2023, Carlos Alberto Chocano Burga was appointed as the ambassador of Peru in Argentina, replacing John Peter Camino Cannock. Peru and Argentina have maintained stable and cooperative bilateral relations. In August 2024, both countries reaffirmed their strategic partnership and their commitment to strengthening economic cooperation, trade and investment.

On March 29, 2023, Peru’s government finalized the recall of its ambassador to Colombia, accusing Colombia’s president, Gustavo Petro, of interfering in its national affairs. A day after Peru’s Ministry of Foreign Affairs said Ambassador Felix Denegri would be withdrawn due to Petro’s “meddling” in the country’s internal politics and “distortion of the reality” behind Peruvian ex-President Pedro Castillo’s congressional ouster in December 2022, a resolution published in the official gazette confirmed that announcement. The resolution signed by then-President Dina Boluarte and then-Minister of Foreign Affairs Ana Cecilia Gervasi downgraded diplomatic relations between the two neighbors to the level of charge d’affaires.

In August 2025, despite renewed tensions concerning Peru's sovereignty over Santa Rosa de Loreto, both governments reaffirmed their commitment to dialogue and cooperation on border-related matters.

In 2026, following the inauguration of President Keiko Fujimori in Peru and President Abelardo de la Espriella in Colombia, both countries expressed their commitment to a renewed phase of bilateral cooperation. On September 24, 2026, President Fujimori met with Colombian Vice President José Manuel Restrepo to discuss the restoration of ambassadorial representation, trade, border integration and security cooperation.

On February 24, 2023, then-President Boluarte announced that Peru was recalling its ambassador to Mexico in response to comments made by Mexican President Andres Manuel Lopez Obrador, who called her government unconstitutional. As a result of the ambassador’s withdrawal, diplomatic relations between Peru and Mexico formally remain at the level of charge d’affaires.

On November 3, 2025, the Republic of Peru severed diplomatic relations with Mexico after the Mexican government granted asylum to Betssy Chávez Chino, former prime minister during the presidency of Pedro Castillo. The two countries maintain relations at the consular level.

On November 6, 2025, the Peruvian Congress declared Mexican President Claudia Sheinbaum persona non grata, citing alleged interference in Peru's internal affairs. On November 27, 2025, former Prime Minister Betssy

Chávez was sentenced to 11 years, five months and 15 days in prison in connection with the events of December 2022. Subsequently, on December 3, 2025, Peru presented a proposal to the Organization of American States to strengthen the application of the 1954 Caracas Convention on Diplomatic Asylum.

On August 7, 2026, Peru and Mexico agreed to restore diplomatic relations following their suspension in November 2025. On the same date, the Peruvian government granted safe passage to former Prime Minister Betssy Chávez in accordance with the 1954 Caracas Convention on Diplomatic Asylum, while expressly reserving its right to request her extradition under applicable treaties. Both governments reaffirmed their commitment to international law, diplomatic dialogue and bilateral cooperation.

On October 17, 2026, senior officials from Peru and Mexico reaffirmed their commitment to strengthening bilateral relations, welcomed the recent designation of new ambassadors and agreed to advance cooperation in trade, investment and economic integration, including through the Pacific Alliance.

On July 24, 2026, the Governments of Peru and  Venezuela announced their decision to initiate a gradual process toward the comprehensive resumption of bilateral relations. As a first step, both countries agreed to reactivate consular relations to ensure consular protection and services for their respective nationals residing in the other country.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations throughout Peru. The government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last several years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path. For example, in October 2012, the Shining Path attacked Kiteni, which is the site of transport for employees of the Consorcio Camisea companies. Three helicopters were destroyed in the attack.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating antiterrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the countryside challenges the government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism, and other criminal practices to flourish, creating a corrupt, violent, and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

The government implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover, financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism. On August 25, 2015, Law No. 30339 was enacted. This law empowers the government to intercept aircrafts suspected of being used in illicit drug trafficking.

On July 28, 2016, President Kuczynski announced that his government would combat organized crime to prevent extortion, drug trafficking, terrorism, illegal logging, and illegal mining. In particular, President Kuczynski announced that his administration would be focused on implementing measures to combat drug trafficking in rural areas, with the support of the police, the Peruvian armed forces, intelligence services and the judiciary.

On February 19, 2019, the first phase of “The Comprehensive Plan against Illegal Mining” started in Madre de Dios and on March 5, 2019, the second phase of the plan started to maintain security in the territory and to carry out reforestation to recover the areas which have not yet lost forest cover but that are at risk to be lost.

On October 16, 2019, the executive branch implemented Supreme Decree No. 23-2019-IN, setting forth the 2019-2023 Multisectoral National Police Front to Combat Terrorism (Política Nacional Multisectorial de Lucha contra el Terrorismo 2019-2023), designed to neutralize the threat of any terrorist acts throughout the national territory. The specialized police force has three principal priorities: support a culture of peace, reestablish the rights of citizens affected by terrorism and neutralize the effect of the terrorist actions throughout the country.

During the past decade, government initiatives have resulted in a decrease in coca production.

The area of coca plantations destroyed in Peru was 5,775 hectares in 2021, 21,628 hectares in 2022, 22,600 hectares in 2023, 26,475 hectares in 2024 and 36,456 hectares in 2025.

The area of coca-bush cultivation increased from 2019 to 2022, from 54,655 hectares in 2019, to 61,777 hectares in 2020, 80,681 hectares in 2021 and 95,008 hectares in 2022, and decreased from 2023 to 2025, from 92,784 hectares in 2023, to 89,755 hectares in 2024 and 84,546 hectares in 2025.

As of December 31, 2025, there was a total of 16,219 hectares of area with legal coca plantations in production (the “Cultivated Area”), of which 11,608 hectares were located in native communities and 4,611 hectares in farmer communities. The Cultivated Area decreased by 1.5% compared to 2024 and represents 19% of the total area under coca cultivation in Peru as of 2025.

With respect to citizen security, Peru has faced challenges associated with organized crime, particularly extortion, in recent years. According to the Ministry of the Interior, the number of reported extortion cases increased from 3,865 in 2019 to 26,748 in 2025, representing an increase of approximately 588%. In response, the Government has undertaken legislative and institutional measures aimed at strengthening public security and combating criminal activities.

On March 8, 2026, the Government approved the National Citizen Security and Fight Against Crime Plan 2026–2028 through Supreme Decree No. 001-2026-IN, establishing a framework to enhance crime prevention, law enforcement and interinstitutional coordination. In addition, on October 21, 2026, Congress approved legislation granting the Executive Branch delegated legislative powers for a period of 90 calendar days in matters including citizen security, the fight against organized crime and extortion, the strengthening of criminal intelligence and improvements to the penitentiary system.

Legal Proceedings

On February 1, 2017, Metro de Lima Línea 2 S.A. filed a request for arbitration with ICSID against Peru, based on allegations that the government had failed to meet certain conditions in respect of the parties’ underlying transportation contract. In April 2017, arbitrators were appointed. On September 20, 2019, each party filed a post-hearing brief. On August 11, 2021, the Tribunal issued Procedural Order No. 8 concerning procedural matters. On August 4, 2023, each party filed observations on the other party’s submission on costs. On March 21, 2024, the tribunal rendered its award. On September 13, 2024, the tribunal declared the proceeding closed in accordance with ICSID Arbitration Rules 38(1), 46 and 49(4). On September 13, 2024, Peru filed observations on Metro de Lima Línea 2 S.A.’s preliminary objections pursuant to ICSID Arbitration Rule 41(5). On October 30, 2024, the Tribunal issued a decision on the rectification of the award. On January 7, 2025, the Tribunal issued a decision on Metro de Lima Línea 2, S.A.’s preliminary objections pursuant to ICSID Arbitration Rule 41(5). On March 17, 2025, Peru filed a memorial on revision. On July 30, 2025, Metro de Lima Línea 2, S.A. filed a request to terminate the stay of enforcement of the award. On March 23, 2026 each party filed a submission on costs. On May 25, 2026 Metro de Lima Línea 2 S.A. filed a counter-memorial on annulment. On October 8, 2026, the Tribunal declared the proceedings closed according to ICSID Arbitration Rules 53 and 38(1).

On July 24, 2018, the Spanish company ENAGÁS S.A. filed a request for arbitration with ICSID in relation to its claim against the government for U.S.$577 million, which is the alleged investment made on the Gasoducto del Sur project. On July 19, 2020, the respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 31, 2021, the claimant filed a counter-memorial on jurisdiction and a reply on the merits. Between September 20, 2022 and September 26, 2022, the Tribunal held a hearing on jurisdiction and merits in person in

Washington, D.C. and by video conference. On December 15, 2022, each party filed a submission on costs. On July 24, 2024, each party filed an updated submission on costs. On December 20, 2024, the Tribunal rendered its award; attached to the award is a dissenting opinion by arbitrator Claus von Wobeser. At the Rectification Proceeding on March 19, 2025, ENAGÁS S.A. and ENAGÁS Internacional S.L.U. filed a reply on the request for correction of the award. On May 23, 2025, the Tribunal issued a decision on the rectification of the award. At the Annulment Proceeding on August 18, 2025, the ad hoc Committee was constituted in accordance with Article 52(3) of the ICSID Convention. On June 1, 2026, the ad hoc Committee issued Procedural Order No. 2 concerning the organization of the hearing. On June 30, 2026 and July 1, 2026, the ad hoc committee held a hearing on annulment in Washington, D.C. Peru’s obligation to pay the compensation is suspended until the ad hoc Committee issues a final decision on the annulment application. On August 13, 2026, each party filed a post-hearing brief, and on September 14, 2026, each party filed a submission regarding the costs of arbitration.

On July 27, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”) filed a request for arbitration with ICSID in relation to the termination of the concession agreement of the International Airport of Chinchero, in Cuzco. On June 1, 2020, the claimants filed a reply on the merits and a counter-memorial on jurisdiction. On September 13, 2021, the tribunal held a hearing on jurisdiction and the merits by video conference. Between October 18, 2021, and October 19, 2021, the tribunal held a continuation of the hearing on jurisdiction and the merits by video conference. On August 11, 2023, the tribunal issued a decision on jurisdiction, liability, certain aspects of quantum and further directions on quantum. On May 9, 2024, the tribunal rendered its award. Subsequently, on November 27, 2024, Peru was notified of a lawsuit filed with the United States District Court for the District of Columbia to enforce the arbitral award. On April 8, 2025, the United States District Court for the District of Columbia declared a default judgment against Peru, allowing Kuntur Wasi to initiate legal actions on Peruvian assets in the U.S.

On June 27, 2019, IC Power Limited & Kenon Holdings Limited filed a request for arbitration with ICSID against Peru, invoking the Peru-Singapore Free Trade Agreement. The arbitration tribunal was constituted on October 30, 2019. Resolution of this claim is pending. On June 5, 2020, the claimant filed a memorial on the merits. On September 3, 2021, the respondent filed a reply on jurisdiction and a rejoinder on the merits. On March 21, 2022, each party filed a post-hearing brief. On October 3, 2023, the arbitration tribunal rendered its award. On May 3, 2024, the tribunal issued a decision on the rectification of the award. On August 28, 2024, the Secretary-General registered an application for partial annulment of the award filed by Peru and notified the parties of the provisional stay of enforcement of the award. On February 27, 2025, Peru filed a memorial on annulment. On August 7, 2025, Peru filed a reply on annulment.

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Belgium-Luxembourg Economic Union-Peru Bilateral Investment Treaty. Resolution of this claim is pending. On June 29, 2020, following appointment by the respondent, August Reinisch accepted his appointment as arbitrator. On September 23, 2021, the claimants filed a memorial on the merits. On August 4, 2022, the claimants filed a reply on the merits and a counter-memorial on jurisdiction. On July 20, 2023, the arbitration Tribunal issued Procedural Order No. 6 concerning procedural matters. On September 2, 2024, each party filed a post-hearing brief. On March 7, 2025, the claimants filed observations on the respondent’s response of February 26, 2025. On July 14, 2025, the Tribunal decided on the claimant’s request of July 10, 2025. On March 20, 2026, each party filed a rejoinder on the other party’s new evidence. On June 15, 2026 and June 16, 2026, the Tribunal held a hearing on new evidence by video conference. On September 12, 2026, the Tribunal issued Procedural Order No. 11 concerning the admissibility of new evidence. Resolution of this claim is pending.

On March 16, 2020, Freeport-McMoRan Inc. filed a request for arbitration with ICSID regarding its investments in the Cerro Verde Mining Complex, invoking the Peru-US Free Trade Agreement. On June 9, 2020, following appointment by the respondent, Bernardo Cremades accepted his appointment as arbitrator. On July 2, 2021, the claimants filed a notice of additional claims. On November 9, 2022, the respondent filed a rejoinder on the merits and a reply on jurisdiction. On October 18, 2023, the claimants filed a request for the arbitration Tribunal to decide on the admissibility of new evidence. On May 17, 2024, the Tribunal rendered its award. Attached to the award is a dissenting opinion by arbitrator Guido Santiago Tawil. On September 20, 2024, the acting Secretary-General registered an application for partial annulment of the award filed by Freeport-McMoRan Inc. On February 12, 2025, the ad hoc Committee issued Procedural Order No. 1 concerning procedural matters. On May 23, 2025, Freeport-McMoRan Inc. filed a memorial on annulment. On April 17, 2026, the ad hoc Committee suspended the annulment proceeding. On June 3, 2026, Freeport-McMoRan Inc. filed a counter-memorial on interpretation. On

June 24, 2026, Peru filed a reply on interpretation. On October 8, 2026, the Tribunal issued its decision that Peru did not breach the Peru-US Free Trade Agreement.

On May 13, 2020, SMM Cerro Verde Netherlands B.V. filed a request for arbitration to ICSID regarding a mining concession, invoking the Netherlands-Peru Bilateral Investment Treaty. On September 14, 2020, following appointment by the claimant, Oscar Garibaldi accepted his appointment as arbitrator. On March 31, 2021, the Tribunal was constituted. On August 28, 2021, the claimant filed a memorial. On September 21, 2022, the respondent filed a rejoinder on the merits. On October 18, 2023, the claimant filed a request for the Tribunal to decide on the admissibility of new evidence. On June 20, 2024, the tribunal issued Procedural Order No. 13 concerning the respondent’s request of May 20, 2024. On June 25, 2026, the Tribunal declared the proceeding closed in accordance with ICSID Arbitration Rule 38(1). On August 31, 2026, the Tribunal rendered its award , finding that Peru had breached the fair and equitable treatment clause of the Netherlands-Peru Bilateral Investment Treaty and ordering Peru to pay SMM Cerro Verde U.S.$141.2 million plus interest. Post-award remedies , including annulment, remain available under the ICSID Convention.

On June 10, 2020, Desarrollo Vial de los Andes S.A.C (DEVIANDES) filed a request for arbitration to ICSID related to the toll system of the Peruvian Central Highway concession invoking the fulfillment of the contract itself. The rejection of the toll installation in Ticlio through protests and blockades caused for the installation of the toll booth to be cancelled. Due to the alleged breach of the contract, the Supervisory Board for Investment in Public Transport Infrastructure appealed, in July 2019, to the Peruvian Ministry of Transport and Communications and DEVIANDES to reach an agreement on compensation. However, a joint position was not reached. On August 11, 2020, the tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: David J.A. Cairns, President, appointed by the Secretary-General in accordance with the agreement of the Parties; José María Alonso Puig, appointed by the claimant; and Yves Derains, appointed by the respondent. On April 15, 2021, the respondent filed a counter-memorial on the merits, including counter-claims. On September 29, 2022, the tribunal issued Procedural Order No. 6 concerning procedural matters. On February 1, 2023, each party filed a submission on costs. On November 27, 2024, the tribunal rendered its award. On March 19, 2025, the tribunal issued a decision on the rectification of the award.

On October 30, 2020, Lupaka Gold Corp. filed with ICSID a request for arbitration related to mining concessions. On February 19, 2021, the tribunal was constituted. On July 20, 2021, the tribunal issued Procedural Order No. 1 concerning procedural matters. On September 23, 2022, the claimant filed a counter-memorial on jurisdiction and reply on the merits. On October 17, 2023, each party filed a submission on costs.

On January 4, 2021, Quanta Services Netherlands B.V. filed with ICSID a request for arbitration related to the telecommunication business. On August 1, 2022, the claimant filed a reply on the merits and counter-memorial on jurisdiction. On October 7, 2023, the respondent filed a post-hearing brief. On October 3, 2025, the Tribunal decided on the claimant’s request of September 25, 2025. The arbitration is ongoing and is still awaiting an award.

On March 12, 2021, Telefónica, S.A. filed with ICSID a request for arbitration related to the telecommunications services. On November 8, 2022, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On November 9, 2023, following exchanges between the parties, each party filed a request for the Tribunal to decide on production of documents. On September 19, 2024, the claimant filed a rejoinder on jurisdiction. From February 19-26, 2025, the Tribunal held a hearing on jurisdiction and the merits in Washington, D.C. On July 31, 2025, the Tribunal issued Procedural Order No. 14 concerning procedural matters. On June 1, 2026, each party filed a submission on costs.

On May 19, 2021, APM Terminals Callao S.A. filed with ICSID a request for arbitration related to the Pier Concession Agreement. On September 2, 2022, the claimant filed a memorial on the merits. On October 24, 2023, the respondent filed a rejoinder on the merits and reply on jurisdiction. On June 1, 2024, each party filed a post-hearing brief. On December 17, 2024, the Tribunal rendered its award. On August 28, 2025, APM Terminals Callao S.A. filed observations on Peru’s request to continue the stay of enforcement of the award. On April 27, 2026, Peru filed a reply on annulment. On July 3, 2026, APM Terminals Callao S.A. filed observations on Peru’s request of June 29, 2026. On September 8, 2026, each party filed a post-hearing brief. On October 8, 2026, each party filed a submission on costs.

On August 20, 2021, Metro de Lima Línea 2 S.A. filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration Tribunal was constituted on May 16, 2022. On July 5, 2022, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On October 1, 2023, the respondent filed a counter-memorial on the merits and a counterclaim. On June 7, 2024, the claimant filed a reply on the merits and a counter-memorial on jurisdiction. From March 20-29, 2025, the Tribunal held a hearing on the merits in person in Washington D.C. and by video conference. On August 6, 2025, each party filed a post-hearing brief. On May 27, 2026, the claimant filed a request for provisional measures. On June 26, 2026, the respondent filed observations on the claimant’s request for provisional measures. On September 18, 2026, the Tribunal issued Procedural Order No. 20 concerning procedural matters. The Tribunal ordered the experts to work together to issue a dynamic model of construction damages within 45 days after the receipt of Procedural Order No. 20 (November 2, 2026).

On September 23, 2021, Concesionaria Peruana de Vías COVINCA, S.A. filed with ICSID a request for arbitration related to a highway construction project. The arbitration tribunal was constituted on January 3, 2022. On July 26, 2022, the claimant filed a memorial on the merits. On October 18, 2023, the respondent filed a rejoinder on the merits. On April 12, 2024, each party filed a post-hearing brief. On December 23, 2024, the respondent filed a request for the tribunal to decide on the admissibility of new evidence. On February 12, 2025, the respondent filed observations on the claimant’s response of February 3, 2025.

On December 6, 2021, Metro de Lima Línea 2 S.A. filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration Tribunal was constituted on April 13, 2023. On September 29, 2023, the claimant filed a memorial on the merits. On August 21, 2024, the Tribunal issued Procedural Order No. 3 concerning the respondent’s request of July 15, 2024. On January 23, 2025, the respondent filed a rejoinder on the merits. On February 19, 2026, the claimant filed observations on the respondent’s submission on costs.

On December 10, 2021, Vinci Highways S.A.S. and Vinci Concessions S.A.S. filed with ICSID a request for arbitration related to a highway construction project. On October 12, 2022, the tribunal issued Procedural Order No. 1 concerning procedural matters. On May 1, 2023, the claimants filed a memorial on the merits. On September 10, 2024, the respondent filed further observations on the claimants’ request of August 26, 2024. On February 8, 2025, the respondent filed a rejoinder on the merits and reply on jurisdiction. From June 11-19, 2025, the Tribunal held a hearing on jurisdiction and the merits in Washington, D.C. On August 7, 2025, the Tribunal held a pre-hearing organizational meeting with the parties by video conference. On March 31, 2026, the claimants filed a memorial on the ancillary claims. On July 3, 2026, the respondent filed a counter-memorial on the ancillary claims. On August 26, 2026, the claimants filed a request for the Tribunal to decide on the admissibility of new evidence. On August 28, 2026, the respondent filed observations on the claimants’ request of August 26, 2026. On September 3, 2026, the claimants filed a response to the respondent’s observations of August 28, 2026. On September 8, 2026, the Tribunal decided on the claimants’ request on the admissibility of new evidence. On September 11, 2026, the Tribunal issued Procedural Order No. 6 concerning the organization of the hearing on ancillary claims. On September 17, 2026, the claimants filed a request for the Tribunal to decide on the admissibility of new evidence. On September 24, 2026, the respondent filed observations on the claimants’ request of September 17, 2026. On September 28, 2026, the Tribunal decided on the claimants’ request regarding the admissibility of new evidence. The Tribunal admitted three Paris Court of Appeals decisions rendered on September 15, 2026, which rejected the set-aside applications of the Metropolitan Municipality of Lima (Municipalidad Metropolitana de Lima, or “MML”) against three arbitral awards involving MML and Lima Expresa.

On December 23, 2021, ENAGÁS International S.L.U. filed with ICSID a request for arbitration related to a natural gas project. On July 5, 2022, one member of the arbitration Tribunal accepted the appointment. On October 6, 2023, the respondent filed a counter-memorial on the merits. On April 17, 2024, the claimant filed a reply on the merits. On December 20, 2024, the Tribunal rendered its award; attached to the award is a dissenting opinion by arbitrator Claus von Wobeser. On March 19, 2025, ENAGÁS S.A. and ENAGÁS Internacional S.L.U. filed a reply on the request for rectification of the award. On September 1, 2025, the Tribunal issued the Procedural Order No. 5 on the admissibility of new evidence. On August 24, 2026, the Claimant filed a statement of costs. On August 25, 2026, the Respondent filed a statement of costs. On September 30, 2026, the Tribunal declared the proceeding closed in accordance with ICSID Arbitration Rule 38(1).

On November 15, 2022, the Bank of Nova Scotia filed with ICSID an arbitration request on its behalf and on behalf of Scotiabank Peru under Articles 810 and 820 of the Peru-Canada Free Trade Agreement, for the collection of default interest from the Peruvian tax authorities, totaling roughly S/482.0 million. On November 2, 2023, the claimant filed a rejoinder on preliminary objections pursuant to ICSID Arbitration Rule 41. On July 2, 2024, the Tribunal issued Procedural Order No. 3 concerning the procedural calendar. On February 25, 2025, the Tribunal issued the Procedural Order No. 5 concerning procedural matters. On June 27, 2025, the respondent filed a counter-

memorial on the merits. On April 10, 2026, the claimant filed a reply on the merits. On August 30, 2026, the Respondent filed a rejoinder on the merits.

On April 21, 2023, the Peruvian sanitation company Operadora Ecológica del Titicaca S.A.C. filed with ICSID an arbitration against Peru related to a wastewater treatment plant. The subject of the dispute is an alleged breach of contract. On August 6, 2023, following appointment by the respondent, Yves Derains accepted his appointment as arbitrator. On September 26, 2024, the respondent filed a counter-memorial on the merits, including counter-claims. On August 21, 2025, the Tribunal issued the Procedural Order No. 5 concerning procedural matters. On April 24, 2026, the respondent filed a response to the rejoinder on the counter-claims. On October 7, 2026, the Tribunal issued Procedural Order No. 8 concerning the organization of the hearing.

On August 23, 2023, TV Azteca, S.A.B. de C.V. and Azteca Comunicaciones Peru S.A.C. filed with ICSID an arbitration against Peru related to a telecommunications concession under the Mexico-Peru Free Trade Agreement (2011). On November 8, 2023, following appointment by the respondent, Álvaro Galindo accepted his appointment as arbitrator. On July 31, 2024, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On March 3, 2025, the Tribunal issued the Procedural Order No. 2 concerning respondent’s request to address the objections to jurisdiction as a preliminary question; as a result, the preliminary objections are joined to the merits of the dispute. On August 14, 2025, the respondent filed a counter-memorial on the merits. On February 11, 2026, the claimants filed a reply on the merits. On June 8, 2026, the claimants filed a rejoinder on jurisdiction. From September 21, 2026 until September 27, 2026, the Tribunal held a hearing on jurisdiction and the merits in person in Washington, D.C. and by video conference.

On April 1, 2024, Gas Natural de Lima y Callao S.A. filed with ICSID an arbitration request against Peru, related to gas distribution. On September 5, 2024, following appointment by the respondent, Raúl E. Vinuesa accepted his appointment as arbitrator. On January 24, 2025, the Tribunal issued Procedural Order no. 1 concerning procedural matters. On August 21, 2025, the tribunal issued procedural order no. 2 concerning the respondent’s request to address the objections to jurisdiction as a preliminary question. On March 10, 2026, the Claimant filed a reply on the merits. On June 26, 2026, the claimant filed observations on the respondent’s request of June 13, 2026. On July 24, 2026, the Tribunal issued Procedural Order No. 4 concerning the organization of the hearing.

On July 30, 2024, Gasoducto Sur Peruano S.A. En Liquidación filed with ICSID an arbitration request against Peru related to a natural gas pipeline project. On September 30, 2024, following appointment by the claimant, Eduardo Zuleta accepted his appointment as arbitrator. On November 22, 2024, following appointment by the claimant, Henri C. Alvarez accepted his appointment as arbitrator. On July 7, 2025, the Tribunal issued the Procedural Order No. 1 concerning procedural matters. On November 4, 2025, the Claimant filed a memorial on the merits. On March 4, 2026, the Respondent filed a counter-memorial on the merits and a memorial on jurisdiction. On April 22, 2026, following exchanges between parties, the parties filed a request for the Tribunal to decide on the production of documents.  On May 27, 2026, the Tribunal issued Procedural Order No. 2 concerning production of documents. On August 31, 2026, the Claimant filed a reply on the merits.

On October 16, 2024, Concesionaria Angostura Siguas, S.A. filed with ICSID an arbitration request against Peru, related to a water services concession. On February 3, 2025, following appointment by the respondent, Humberto Sáenz Marinero accepted his appointment as arbitrator. On June 13, 2025, the Tribunal issued the Procedural Order No. 1 concerning procedural matters. On December 15, 2025, the claimant filed a memorial on the merits. On July 6, 2026, following exchanges between the parties, each party filed a request for the Tribunal to decide on production of documents and on September 16, 2026, the Tribunal issued Procedural Order No. 2 concerning the production of documents.

On December 23, 2024, Unión de Cervecerías Peruanas Backus y Johnston S.A.A., Cervecería San Juan S.A. and AB InBev Southern Investment Ltd filed with ICSID an arbitration request against Peru, related to tax treatment. On March 12, 2025, following appointment by the respondent, Luis González García accepted his appointment as arbitrator. On August 11, 2025, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On April 13, 2026, the Respondent filed a counter-memorial on the merits and memorial on jurisdiction. On September 28, 2026, the Tribunal issued its decision concerning the production of documents.

On March 27, 2025, Brookfield Corporation filed with ICSID an arbitration request against Peru, related to a road concession. On March 27, 2025, the Acting Secretary-General registered a request for the institution of arbitration proceedings. On July 1, 2025, Diego Fernández Arroyo withdrew his acceptance of the appointment as arbitrator. On May 28, 2026, the Tribunal held a first session by video conference. On June 18, 2026, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On July 6, 2026, the Tribunal issued Procedural Order No. 2 concerning transparency and confidentiality.

On February 10, 2026, Blue Water Worldwide LLC and others filed with ICSID an arbitration request against Peru, related to an electricity distribution and sale concession under the Peru-U.S. Free Trade Agreement. On May 21, 2026, the Tribunal was constituted. On July 8, 2026, the Tribunal held a first session by video conference. On July 17, 2026, the Tribunal issued Procedural Order No. 2 concerning transparency and confidentiality.

On July 13, 2026, Promigas S.A. E.S.P. filed with ICSID an arbitration request against Peru, related to a natural gas concession, invoking the bilateral investment treaty between Colombia and Peru. On July 13, 2026, the Secretary-General registered the request for the institution of arbitration proceedings. On August 24, 2026, following appointment by the Respondent, Alexis Mourre of France accepted his appointment as arbitrator.

The Economy

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy experienced a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•	class and social conflicts, characterized by populist resentment against the economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•	an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living that resulted from higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted the Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners in exchange for long-term bonds issued by Peru, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition. During 2010, there was an increase in the volume of administrative and judicial claims filed against Peru in connection with the payment of amounts due in respect of the bonds issued by Peru pursuant to the Agrarian Reform Law. In accordance with a resolution issued by the Peruvian Constitutional Court in 2013, the executive branch enacted a bylaw regulating an administrative procedure through which the debt corresponding to the Agrarian bonds can be brought to present value. Peru has continued to undertake steps related to the administrative procedure, including payment of legitimate bondholders in accordance with applicable law. To date, hundreds of bondholders have presented thousands of bonds in the administrative procedure and are advancing through the steps of authentication, registration, valuation, and payment.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production decreased.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program designed to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in international prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. The policies adopted by President Alan García Pérez, who assumed the presidency in 1985, brought Peru into a deepening economic crisis. The García administration increased spending, declared a debt moratorium, and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the annual inflation rate had increased to 7.650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration also had to confront terrorist activities by the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation, and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation, and open the economy to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened the economy to foreign investment and lifted exchange controls, and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by the dissolution of Congress in 1992, his consolidation of power in the executive branch following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a transition basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline, and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constituted a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession, and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than U.S.$30.00.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained GDP growth since the fourth quarter of 2001. Despite this growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment, and poverty.

On June 4, 2006, President García was elected for a five-year term after winning approximately 53.0% of the nationwide vote in a run-off election against Ollanta Humala. The García administration was elected on a platform that sought to implement social and political reforms and to provide continuity to the macroeconomic stability of the preceding years, as well as solidifying Peru’s relationships with its international partners. President García adopted policies that brought Peru closer to the United States and other developed economies, seeking to consolidate the existing relationships and sign trade agreements with these countries. President García also sought to achieve economic development for all Peruvians while ensuring economic and political stability. During President García’s term in office, Peru signed free trade agreements with the United States, Canada, Singapore, China, and Chile, and continued with market-oriented policies that spurred economic growth.

On June 5, 2011, Ollanta Humala was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administration’s economic policies. Shortly after his inauguration, President Humala confirmed Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as Minister of Economy and Finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline, and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In July 2016, Pedro Pablo Kuczynski was inaugurated as president after defeating Keiko Fujimori of the Fuerza Popular in a run-off election held in June 2016. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra was removed from office in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

On December 7, 2022, Peru’s Congress impeached President Castillo due to a charge of permanent moral incapacity following a failed attempt by President Castillo to stage a self-coup. On the same day, Vice President Dina Boluarte assumed the presidency of Peru to serve the remaining presidential term until 2026. However, on December 11, 2022, then-President Boluarte announced she would introduce a bill to move the general elections up to April 2024. The proposal was subsequently voted down by Congress and, as such, the congressional and presidential terms ended in July 2026 as originally scheduled. Furthermore, on October 9, 2025, the Congress declared the vacancy of the President of the Republic, Dina Boluarte, and the then-president of Congress José Jerí, assumed the Presidency of the Republic of Peru in accordance with the presidential succession regime provided for in the Peruvian Constitution. On February 17, 2026, Congress removed President Jerí from office through a motion of censure, and José María Balcázar, who was elected President of Congress on February 18, 2026, assumed the Presidency by constitutional succession until July 28, 2026. On June 7, 2026, Keiko Fujimori of Fuerza Popular won Peru's presidential run-off election, receiving approximately 50.1% of the vote and narrowly defeating Roberto Sánchez. The result was certified on July 3, 2026, and on July 28, 2026, she assumed office as President for the 2026–2031 term, becoming the first woman in Peru's history to be elected President by popular vote.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector played a more limited role in the Peruvian economy than it did in previous decades. The García administration supported the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment. President Humala demonstrated continuity with the prior administrations’ economic policies. The Humala administration was also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population, reducing barriers to formalization and increasing the quality and access to certain public services. The administration of President Kuczynski, in turn, implemented a plan of structural reforms to achieve potential growth of 5.0% in the short-term through greater capital accumulation (unlocking infrastructure and simplifying investment) and capturing productivity gains (through increased formalization).

The administration of Vizcarra undertook an economic policy aimed at a rapid reactivation of the economy while addressing the COVID-19 pandemic in order to sustain economic growth in the medium- and -long term. The transition administration of Sagasti, for its part, maintained the measures to address the health crisis, focusing on the protection of vulnerable people and concentrating efforts on the acquisition and logistical deployment of vaccines.

The Castillo administration aimed to ensure greater short- and medium-term growth, boost employment, and promote greater social inclusion by implementing different measures consisting of three policy pillars: (i) boosting private spending, (ii) accelerating public investment, and (iii) restoring the confidence in the economy.

The Boluarte administration implemented economic reactivation plans such as Con Punche Peru, unblocking flagship irrigation projects like the third phase of Chavimochic (La Libertad) and reactivating Majes Siguas (Arequipa). The Jerí administration was designated as the Government of Transition and National Reconciliation. His brief interim term lasted approximately four months, ending when he was removed from office by Congress.

The José María Balcázar administration focused on economic stability, the promotion of regional infrastructure, and the continuity of the electoral process. The current Fujimori administration is structured around five pillars: (i) reducing crime and insecurity; (ii) reducing the vulnerability of the population, ecosystems and livelihoods to disasters and climate change; (iii) strengthening the comprehensive development of individuals throughout their lives; (iv) raising productivity through formal employment and the economic integration of the territory; and (v) consolidating democratic governance and the rule of law.

Developments from 2021 to 2025

Introduction

From 2021 to 2025, Peru experienced continued economic expansion, except in 2023. GDP expanded by 13.4% in 2021, 2.8% in 2022, and 3.5% in 2024, but decreased by 0.4% in 2023. In 2025, GDP increased by 3.4% compared to 2024. Set forth below is a brief discussion of the key trends and events affecting economic results during this period.

2021

In 2021, GDP increased by 13.4% compared to 2020. The recovery of the Peruvian economy in 2021 was driven by the easing of the COVID-19 restrictions and the progress made in the mass vaccination efforts, factors that reduced the negative impact from the COVID-19 restrictions on non-essential activities in 2020. Fiscal stimulus and expansionary monetary policy were also important aspects in reversing production contraction. The economy lost momentum during the second half of the year, which was explained by the deterioration of expectations about the future of the economy due to political issues. Notwithstanding the above, the evolution of monthly GDP during the second half of the year showed a sustained growth with respect to 2019 levels. The reestablishment in 2021 of pre-pandemic activity levels is explained primarily by the components of domestic demand, driven mainly by private investment (a result that is in line with the strong increase in activity in the construction sector and public and private consumption) while public investment contributed to a lesser extent. The improvement of these components of aggregate expenditure was offset by the lag of export of services, particularly inbound tourism.

In 2021, economic activity in Peru increased by 13.4% compared to 2020, resulting in the highest growth rate of productive activity within the six main economies of Latin America (Brazil, Chile, Colombia, Mexico, Argentina and Peru). As a result, the GDP of Peru was above its 2019 pre-pandemic level, in a magnitude surpassed only by Chile and Colombia.

The trade balance recorded a surplus of U.S.$15.115 billion, while the current account reflected a deficit of U.S.$5.1 billion, or 2.2% of GDP. The following were the other key economic results during 2021:

•	public sector domestic debt totaled U.S.$34.0 billion, or 14.8% of GDP;

•	public sector external debt totaled U.S.$45.5 billion, or 19.8% of GDP;

•	exports increased by 47.4% year-over-year, from U.S.$42.8 billion in 2020 to U.S.$63.1 billion in 2021;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$5.7 billion, or 2.5% of GDP in 2021;

•	the inflation rate was 6.43%, as compared to an inflation rate of 1.97% in 2020;

•	the net international reserves of the Central Bank increased to U.S.$78.5 billion at December 31, 2021; and

•	foreign direct investment was U.S.$7.1 billion in 2021.

2022

Economic activity between January and December 2022 grew by 2.8%, mainly driven by the improvement in the health situation in 2022, which allowed the recovery of the employment market and most economic activities. Higher income and access to savings designed to face unemployment and fund retirement pensions —such as AFP funds and CTS deposits— prompted consumers to increase their spending on goods and services. There was also a significant expansion in public investment by regional and local governments, which is usually observed in the last year of regional and local governmental tenures. However, business confidence remained pessimistic for most of the year, affected by social conflicts and political uncertainty, a situation that slowed down the growth of private investment in non-mining sectors. Mining investment registered a contraction due to the absence of new large projects in this sector, as well as the entry into operation of Quellaveco.

In 2022, the trade balance recorded a surplus of U.S.$10.3 billion, while the current account reflected a deficit of U.S.$10.0 billion or a deficit of 4.0% of GDP, mainly due to elevated prices for food and energy internationally, an increase in the volume of imported goods, higher freight payments abroad and decreased prices for industrial metals, all against the backdrop of a slowdown in global economic growth.

The following are other key economic results for 2022:

•	public sector domestic debt (non-financial) totaled U.S.$38.2 billion, or 15.4% of GDP;

•	public sector external debt (non-financial) totaled U.S.$46.2 billion, or 18.6% of GDP;

•	exports increased by 5.1% year-over-year, from nearly U.S.$63.1 billion for the year ended December 31, 2021 to nearly U.S.$66.3 billion for the year ended December 31, 2022;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$4.2 billion, or 1.7% of GDP as of December 31, 2022, as compared to a deficit of approximately U.S.$5.7 billion, or 2.5% of GDP as of December 31, 2021;

•	the inflation rate as of December 31, 2022 was 8.46%, compared to an inflation rate of 6.43% as of December 31, 2021;

•	the net international reserves of the Central Bank decreased to approximately U.S.$71.9 billion at December 31, 2022, compared to approximately U.S.$78.5 billion as of December 31, 2021; and

•	the foreign direct investment was approximately U.S.$11.4 billion for the year ended December 31, 2022, as compared to approximately U.S.$7.1 billion for the year ended December 31, 2021.

2023

In 2023, economic activity in Peru decreased by 0.4%, following a 2.8% growth in 2022, the trade balance recorded a surplus of U.S.$17.0 billion, while the current account reflected a surplus of U.S.$1.3 billion or 0.5% of GDP, mainly due to an increase in the commercial product surplus and the contraction of imports, as well as less foreign direct investment and greater interest income.

The following are other key economic results for  2023:

•	public sector domestic debt (non-financial) totaled U.S.$43.0 billion, or 15.8% of GDP;

•	public sector external debt (non-financial) totaled U.S.$46.0 billion, or 16.9% of GDP;

•	exports increased by 0.9% year-over-year, from nearly U.S.$66.3 billion for the year ended December 31, 2022 to nearly U.S.$67.0 billion for the year ended December 31, 2023;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$7.5 billion, or 2.8% of GDP as of December 31, 2023, as compared to a deficit of approximately U.S.$4.2 billion, or 1.7% of GDP as of December 31, 2022;

•	the inflation rate as of December 31, 2023 was 3.24%, compared to an inflation rate of 8.46% as of December 31, 2022;

•	the net international reserves of the Central Bank decreased to approximately U.S.$71.0 billion at December 31, 2023, compared to approximately U.S.$71.9 billion as of December 31, 2022; and

•	the foreign direct investment was approximately U.S.$4.4 billion for the year ended December 31, 2023, as compared to approximately U.S.$11.4 billion for the year ended December 31, 2022.

2024

In 2024, economic activity in Peru increased by 3.5%, following a 0.4% contraction in 2023. This was mainly due to the reversal of factors that limited its performance in 2023: (i) climatic phenomena such as El Niño and droughts; (ii) high social unrest and political tensions; (iii) declining business confidence; and (iv) changes in regional and local authorities, which affected public investment.

The following are other key economic results for 2024:

•	the trade balance recorded a surplus of U.S.$24.1 billion, while the current account reflected a surplus of U.S.$7.0 billion or 2.4% of GDP;

•	public sector domestic debt (non-financial) totaled U.S.$45.9 billion, or 15.5% of GDP;

•	public sector external debt (non-financial) totaled U.S.$47.8 billion, or 16.1% of GDP;

•	exports increased by 14.0% year-over-year, from nearly U.S.$67.0 billion for the year ended December 31, 2023 to nearly U.S.$76.4 billion for the year ended December 31, 2024;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$10.2 billion, or 3.4% of GDP as of December 31, 2024, as compared to a deficit of approximately U.S.$7.5 billion, or 2.8% of GDP as of December 31, 2023;

•	the inflation rate as of December 31, 2024 was 1.97%, compared to an inflation rate of 3.24% as of December 31, 2023;

•	the net international reserves of the Central Bank increased to approximately U.S.$79.0 billion at December 31, 2024, compared to approximately U.S.$71.0 billion as of December 31, 2023; and

•	the foreign direct investment was approximately U.S.$6.7 billion for the year ended December 31, 2024, as compared to approximately U.S.$4.4 billion for the year ended December 31, 2023.

2025

In 2025, economic activity in Peru increased by 3.4%, following a 3.5% growth in 2024. Economic activity benefited from normal weather and water conditions that supported the development of the agriculture, livestock, and fishing sectors, as well as related manufacturing industries. Likewise, the local outlook included positive developments in the labor market, inflation at approximately the midpoint of the target range, favorable credit conditions, a recovery in business confidence, and  historically positive trading terms, all of which boosted domestic demand and the economic sectors related to spending.

The following are other key economic results for 2025:

•	the trade balance recorded a surplus of U.S.$35.4 billion, while the current account reflected a surplus of U.S.$12.0 billion or 3.5% of GDP;

•	public sector domestic debt (non-financial) totaled U.S.$47.9 billion, or 14.0% of GDP;

•	public sector external debt (non-financial) totaled U.S.$49.5 billion, or 14.5% of GDP;

•	exports increased by 23.1% year-over-year, from nearly U.S.$76.4 billion for the year ended December 31, 2024 to nearly U.S.$94.0 billion for the year ended December 31, 2025;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$7.4 billion, or 2.2% of GDP as of December 31, 2025, as compared to a deficit of approximately U.S.$10.2 billion, or 3.4% of GDP as of December 31, 2024;

•	the inflation rate as of December 31, 2025 was 1.51%, compared to an inflation rate of 1.97% as of December 31, 2024;

•	the net international reserves of the Central Bank increased to approximately U.S.$90.2 billion at December 31, 2025, compared to approximately U.S.$79.0 billion as of December 31, 2024; and

•	the foreign direct investment was approximately U.S.$10.4 billion for the year ended December 31, 2025, as compared to approximately U.S.$6.7 billion for the year ended December 31, 2024.

Gross Domestic Product and the Structure of the Economy

In 2021, domestic demand increased by 14.0% in contrast to the 9.3% decrease recorded in 2020. This result is explained by the recovery of private consumption and the dynamism of private investment, indicators driven by the easing of the COVID-19 restrictions and greater access to goods and services, as well as by construction works, the increase in the implementation of reconstruction projects and other investment projects.

Private consumption increased by 12.5% in 2021, in contrast to the 9.9% decrease recorded in 2020. This development was due to the recovery of private formal employment, as well as greater access to goods and services. Low interest rates during most of the year also played a role, which stimulated consumer credit (3.8% growth in nominal terms). However, during the second half of the year, the decrease in consumer confidence slowed consumption growth.

Regarding the labor market, private formal employment in 2021 increased by 4.3% year-on-year on average (a decrease of 2.3% with respect to 2019), adding 151,000 jobs compared to 2020. Despite this, 86,000 jobs were yet to be recovered to reach 2019 levels. Likewise, the formal wage bill in 2021 increased 10.6% year-on-year, after having fallen 4.3% in 2020, thus standing 5.9% above the level achieved in 2019.

Private investment increased by 35.2% in 2021 and reversed the 16.4% drop recorded in 2020. The strong growth was determined by the resumption of investments, which had been postponed in 2020 due to the strict public health measures in place at the time, the dynamism of construction, home improvement and new home sales, as well as by the increase in the implementation of infrastructure projects. However, this was mitigated, mainly in the fourth quarter, by lower business confidence as a result of high political uncertainty. On average, domestic cement consumption grew 36.8% year-on-year and the volume of capital goods imports (excluding construction materials and cell phones) grew 28.6% in 2021.

Public expenditure in 2021 expanded by 9.1%, higher than the 1.9% recorded in 2020, which is explained by the growth rates of public consumption (4.8%) and public investment (24.7%). Public consumption growth rate decreased from 7.9% in 2020 to 4.8% in 2021. This was mainly driven by higher spending by the government on the acquisition of medical supplies, on professional and technical services to address the health crisis, and on road maintenance. Nevertheless, a contraction of public consumption was observed in the last quarter of the year, supported by lower spending by regional governments. Meanwhile, public investment in 2021 increased 24.7% with respect to 2020, overcoming the 15.1% decrease of 2020. The evolution of public investment was mainly driven by the implementation of reconstruction projects under the government-to-government agreement executed with the United Kingdom, other projects related to the reconstruction of the north of the country after the El Niño phenomenon of 2017 and “Start Peru” (Arranca Perú). However, this growth was offset by lower investment at all levels of government in the last quarter of the year. Exports of goods and services increased 12.7% in 2021, reversing part of the 19.8% decrease in 2020, as a result of the increase in shipments of traditional products (10.5%) and non-traditional products (20.2%). This was due to the recovery of global demand following the easing of sanitary restrictions in several countries and the progress of the vaccination process at the global and local levels. This performance was offset by exports of services, particularly inbound tourism, as well as by the negative impact of conflicts and political uncertainty on mining production. Thus, total exports, in volume terms, are still 8.6% below the levels recorded in 2019.

Imports of goods and services increased by 15.3% in 2021, contrasting with the 13.6% decrease in 2020. This result was primarily due to higher purchases of consumer durables and capital goods, as well as the increase in the purchase of vaccines and supplies (industrial and crude oil and derivatives); and the higher demand for imported services, namely transportation and travel. The increase in imported volumes was partially offset by lower purchases of food products such as rice, sugar, wheat and corn.

In 2022, domestic demand increased by 2.4%, compared to the 14.0% increase recorded in 2021. This result was primarily driven by private consumption, alongside the favorable evolution of the labor market and the extraordinary withdrawals of pension savings that occurred as a result of the pandemic. The increase of public spending contributed, by a lesser extent, to this increase due to the spending that is usually observed in the last year of regional and local governmental tenures. Private investment fell by 0.0% compared to the 35.2% increase recorded in 2021, primarily due to political uncertainty impacting entrepreneurs’ expectations and the absence of new large mining projects.

Private consumption increased by 3.5% in 2022, compared to the 12.5% increase recorded in 2021. This contributed 2.4% towards the economic growth. This development was due to the dynamism of the labor market which allowed for higher levels of employment and income, and in turn contributed to household spending on goods and services. Formal employment in the private sector grew 7.8% in 2022 which created 292,000 jobs compared to 2021 and 207,000 compared to 2019. Thus, total formal employment in 2022 grew 11.5% interannually, representing an 18.1% increase from 2019.

Regarding the labor market, formal employment positions in 2022 increased by 6.5% compared to 2021, and 6.9% compared to 2019. This occurred alongside a 7.9% growth in private sector jobs and a 3.0% growth in public sector jobs. Most of this growth occurred in the areas outside of Lima, registering a growth of 7.3%, compared to a growth of 5.7% in Lima.

Private investment decreased by 0.0% in 2022 and reversed the 35.2% increase recorded in 2021. The decline was determined by deteriorating business confidence and falling terms of trade. Mining investments fell 5.5% due to lower disbursements by Quellaveco, given the beginning of operations of the project, and the absence of new large mining projects. In turn, non-mining investments were driven by large infrastructure projects such as the Chancay Port Terminal Phase 1, Line 2 of the Lima Metro, and the Trujillo-Sullana Autopista del Sol. Conversely, self-construction of homes slowed down compared to 2021, as reflected by a 0.7% decline in domestic cement consumption, compared to a 36.8% increase in 2021. Additionally, there was a 0.4% decrease in the volume of capital goods imports (excluding construction materials and cell phones) due primarily to lower purchases of information technology equipment and machinery and construction machinery. The ratio of private investment to GDP decreased to 19.9% in 2022, compared to 20.1% in 2021.

Public expenditure in 2022 increased by 1.4%, compared to 9.1% in 2021. This was mainly driven by a 0.2% decrease in public consumption which was partially offset by a 6.0% increase in public investment. The reduction in public consumption is primarily explained by the reduced central and local government expenditure on medical supplies and payments to face the COVID-19 pandemic, a drop that was partly offset by the recovery of non-health emergency related spending and higher remuneration payments at the regional government level.

Public investment in 2022 grew 6.0%, compared to 24.7% in 2021. This growth was primarily driven by greater disbursements by regional and local governments, an effect that is normally observed in the last year of such governmental officials’ tenure. Some regional government projects that stand out for their magnitude are the hospital infrastructure works in Iquitos and Junín, education projects in eight provinces of Piura, water service for irrigation in Apurimac, and the regional road Arequipa– La Joya. In turn, some local government projects that stand out include the Ayo Andamayo – Castilla highway in Arequipa, the citizen security project in Ventanilla-Callao, five single-teacher educational institutions in Ayacucho, and the increased vehicular and pedestrian traversability on the Ramiro Prialé bridge and in the Northern Metropolitan Area in Lima.

Exports of goods and services increased by 5.5% in 2022, compared to 12.8% in 2021. This increase is primarily explained by a 5.6% growth in shipments of non-traditional agricultural products, textile, iron and steel. The growth of 2.4% in shipments of traditional products such as copper, coffee, natural gas, and exports of services, particularly inbound tourism, contributed to a lesser extent as well as the lifting of restrictions on international flights.

Imports of goods and services increased by 3.7% in 2022, compared to 15.3% in 2021. This result was primarily explained by greater purchases of supplies such as fuels, lubricants, and related raw materials for industrial purposes; the purchase of non-durable consumer goods such as clothing and footwear; and, a greater demand for imported services such as transportation which particularly stood out. This increase was partially offset by lower volumes of imported capital goods for industrial purposes and durable consumer goods, which is explained by the drop in business and consumer confidence respectively.

In 2023, domestic demand decreased by 1.1%, the first decrease since 2009 (-2.7%) other than 2020. This result was primarily driven by the reduction in private investment, in a year characterized by the deterioration of business confidence due to social conflicts during the first six months and various adverse weather events. The decrease was also due to the reduction of inventory, which mining and manufacturing businesses had accumulated during the end of 2022 and the beginning of 2023.

Private consumption grew by 0.1% in 2023, compared to 3.5% in 2022. The lack of dynamism was consistent with the worsening of the labor market and low consumer confidence, which was reflected in the reduced volume of imported consumer goods and an increase in the savings rate.

Employment in the private sector market grew 3.4% in 2023, compared to 7.9% in 2022, which added 134,950 formal employment positions on average, compared to 292,759 positions in 2022. Payrolls increased 6.4% in nominal terms during the same period, compared to 11.6% in 2022. The consumer confidence index remained pessimistic throughout 2023 due to lower hiring rates in the private sector, various adverse weather events, the negative effects of the increase of food prices and the tightening of financial conditions. Other consumption indicators reaffirm the low growth throughout the year. Consumer credit increased 3.8% in real terms, compared to 12.3% in 2022, and the slowdown was primarily due to reduced use of credit cards amid lower rates of growth in formal employment.

Private investment decreased by 6.1% in 2023, compared to a decrease of 0.0% in 2022. The decline was due to continued pessimism in business confidence, a lack of new mining investment projects and a fall in the self-construction of homes after growing in 2021 and 2022. Mining investment declined 13.7% after the construction of Quellaveco concluded. Non-mining investments fell 6.5% compared to 2022, which is consistent with the reduction of capital goods imports and the reduction in self-construction of homes. Some investments that stand out due to their magnitude were the renovation of the terminal in the Jorge Chávez Airport, the completion of phase 1 of the Chancay Port Terminal, the completion of phase 2 of the southern dock of the port of Callao and the construction of the San Gabán III hydroelectric plant.

Public expenditure in 2023 increased by 4.3%, which was due to an increase in public investment of 2.4% and an increase in public consumption of 4.9%. Public consumption increased as a result of the recuperation of expenditures not associated with public health crises or economic stimulus programs, particularly Con Punché Perú and Emergencia-FEN. Public consumption increased at all three levels of government.

Public investment grew 2.4% in 2023, with investment in the national government increasing by 18.5%, and investment in regional governments increasing by 14.5%. The growth was mainly driven by greater expenditures by national and regional governments. Investment in local governments fell by 14.1% during the year. Some government projects that stand out due to their magnitude include the construction of Line 2 of the metro system in Lima, the Escuelas Bicentenario project, and reconstruction projects that were made pursuant to an agreement with the United Kingdom. The increase in accruals by regional governments, despite being in their first year of operation, is the result of the availability of resources provided by and actions taken by the Ministry of Economy and Finance.

Exports increased by 4.1% in 2023, with exports of goods increasing by 4.4% and exports of services increasing by 11.4%. The increase in exports of goods was driven by an increase in shipments of traditional products of 7.4%, such as copper, zinc, petroleum and natural gas. Shipments of non-traditional products fell by 2.0%, including agricultural products, textiles, chemicals, iron and steel, which was due to adverse weather events and reduced demand for Peru’s primary business partners. Exports of services recovered from the prior year, although they remained below 2019 levels. Domestic tourism recovered, consistent with the increase in the number of foreign travelers arriving at Jorge Chávez International Airport.

Imports of goods and services increased roughly by 0.9%, which was primarily due to a decrease in the purchase of foreign goods by 4.3%. This result corresponds to the reduced purchases of raw materials for industrial purposes, capital goods and non-durable consumer goods and is consistent with the fall of domestic demand and manufacturing production. The decrease in purchases of raw materials for industrial purposes was mainly due to decreased demand for iron, steel, textiles, plastic, paper and chemical products. The decrease in purchases of capital goods was driven by decreased demand for construction materials, laptops, tires and tractors. In contrast, imports of services increased 11.3%, which was primarily due to an increase in the number of citizens moving abroad and greater demand for information technology services from abroad.

In 2024, productive activity grew by 3.5%, following a 0.4% decline in 2023. This was mainly due to the reversal of the factors that limited its performance in 2023. On the demand side, lower inflation, together with the recovery of the labor market and improved business confidence, led to an increase in consumption of 2.8% and private investment of 3.3%. Likewise, public investment at the subnational level, in the second year of regional and local authorities’ management, went from a contraction of 5.4% to double-digit growth, a rate not seen since 2012, except for the pandemic years. Total exports continued to expand and were 5.4% above pre-pandemic levels, mainly due to growth in shipments of traditional goods and the recovery of inbound tourism. Imports of goods grew in all categories—consumption, inputs, and capital goods. The average annual growth rate of GDP per capita over the last decade was 0.8%, significantly lower than the 4.7% recorded between 2001 and 2010. Nominal GDP increased by 8.8% , while GDP in current dollars grew by 8.4%. GDP per capita in dollars was U.S.$8,671 in 2024, representing an increase of 7.4% over 2023.

Private consumption picked up again in 2024, growing 2.8% after 0.9% growth in 2023. The labor market recovered and real incomes rose as weather anomalies normalized, social unrest eased and inflation fell, which in turn created a favorable environment for consumption. In 2024, formal private-sector employment grew by 2.9%. This meant an average of 118,947 more jobs per month than in the previous year. Public spending rose 5.4% in 2024. The increase came from both higher public consumption (2.3%) and double-digit growth in public investment (14.7%).

In 2025, economic output grew by 3.4%, slightly lower than the rate of the previous year (3.5%), driven by robust domestic demand (5.6%), supported by the strengthening of household purchasing power, the recovery in business confidence, favorable credit conditions, and historically positive trade terms. Additionally, private spending increased by 6.0% and public spending increased by 4.0%, explained by both an increase in public consumption (3.3%) as well as an expansion of public investment (5.7%).

The sustained recovery of the formal labor market and inflation around the midpoint of the target range allowed for a strengthening of households' purchasing power, which, together with favorable credit conditions, such as lower default rates and access to digital payment channels, stimulated private consumption, which grew by roughly 3.6% (compared to 2.8% in 2024). Formal private sector employment grew by 6.2% in 2025. Private investment was further increased by greater business confidence, higher terms of trade, lower corporate interest rates, and lower prices for construction materials. Public investment at the subnational level maintained a double-digit growth rate, although this was partially offset by the slowdown in national government investment. Total exports continued to show a positive growth rate, driven mainly by shipments of non-traditional products and the recovery of service exports, particularly in inbound tourism and business services. However, shipments of traditional goods saw a slower growth rate compared to the previous year, primarily due to a contraction in copper shipments. This was linked to operational and logistical factors as well as a decline in shipments of crude oil, petroleum products, and natural gas. Imports of goods grew across all categories, with a notable increase in the volume of capital goods. There was also an increase in imports of services, linked to more residents traveling abroad and greater demand for digital services.

In the five-year period ended December 31, 2025, Peru’s economy grew at an annual compound rate of 4.5% in real terms, from growth of 13.4% in 2021 to growth of 3.4% in 2025. Public and private investment increased at compound annual rates of 10.4% and 7.6%, respectively.

Economic activity grew by 13.4% in 2021 and 2.8% in 2022, contracted by 0.4% in 2023, and increased by 3.5% in 2024 and 3.4% in 2025.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022(1)	2023(1)	2024(1)	2025(1)
Government consumption	31,269	33,176	36,974	39,381	44,302
Private consumption	140,961	159,495	173,835	182,288	202,479
Total consumption	172,229	192,671	210,808	221,669	246,781
Gross investment:
Public sector	10,541	12,256	13,271	15,427	17,260
Private sector	46,128	49,392	47,873	49,774	56,763
Change in inventories	(5,928)	(6,799)	(8,487)	(7,101)	(5,623)
Total gross investment	50,741	54,849	52,657	58,100	68,400
Domestic demand	222,970	247,520	263,465	279,769	315,182
Exports of goods and services	66,229	71,301	72,768	83,406	101,539
Imports of goods and services	59,295	70,234	63,831	67,311	74,766
Net (exports)	6,934	1,067	8,937	16,095	26,774
GDP	229,904	248,587	272,402	295,864	341,955

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2021	2022(1)	2023(1)	2024(1)	2025(1)
Government consumption	77,731	77,612	81,432	83,279	86,055
Private consumption	360,044	372,821	373,034	383,362	397,284
Total consumption	437,775	450,433	454,466	466,641	483,339
Gross investment:
Public sector	25,344	26,866	27,500	31,532	33,331
Private sector	116,350	116,366	109,281	112,885	124,148
Change in inventories	(14,858)	(15,471)	(19,315)	(16,200)	(12,432)
Total gross investment	126,836	127,761	117,465	128,216	145,047
Domestic demand	564,611	578,194	571,931	594,857	628,386
Exports of goods and services	131,089	138,316	143,862	153,541	160,759
Imports of goods and services	143,544	148,788	150,062	162,780	183,356
Net (exports)	(12,455)	(10,472)	(6,200)	(9,239)	(22,597)
GDP	552,161	567,722	565,731	585,618	605,789

(1)	Preliminary data.

Source: Central Bank.

In 2021, 2022, 2023, 2024 and 2025, public savings reached 2.1%, 3.3%, 2.1%, 1.8% and 2.9% of GDP, respectively. In 2025, public savings reached 2.9% of GDP, which was primarily due to a relative increase in tax collection and a decrease in current expenditures as a percentage of GDP.  Private savings represented 19.0% of GDP in 2021, 15.9% in 2022, 18.8% in 2023 and 21.7% in both 2024 and 2025.

Domestic savings represented 21.1% in 2021, 19.2% in 2022, 20.9% in 2023, 23.4% in 2024 and 24.6% in 2025. From 2023 to 2025, domestic savings as a percentage of GDP continued to increase from 20.9% to 24.6%, explained by a recovery in public savings, against a backdrop of higher tax revenue and a decline in current expenditures as a percentage of GDP. The increase in domestic savings was accompanied by a decrease in external savings, which reached (3.5)% of GDP in 2025. The domestic savings rate increased by 1.2% of GDP from 2024 to 2025.

External savings represented 2.3% of GDP in 2021, 4.0% in 2022, (0.5)% in 2023, (2.4)% in 2024 and (3.5)% in 2025.

Gross domestic investment, in terms of GDP, was 21.1% in 2025, similar to the level of the prior year.  Despite real growth in both public and private investment, total GDP grew at a relatively faster rate than capital goods, causing the ratio of gross fixed investment to GDP to decline slightly compared with the previous year. This decline was offset by a smaller reduction in inventories. Gross domestic investment represented 23.4% in 2021, 23.2% in 2022, 20.4% in 2023, and 21.1% in 2024 and 2025.

Gross Domestic Product by Expenditure(1)
(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2021	2022(1)	2023(1)	2024(1)	2025(1)
Government consumption	13.6	13.3	13.6	13.3	13.0
Private consumption	61.3	64.2	63.8	61.6	59.2
Total consumption	74.9	77.5	77.4	74.9	72.2
Gross investment:
Public sector	4.6	4.9	4.9	5.2	5.0
Private sector	20.1	19.9	17.6	16.8	16.6
Change in inventories	(2.6)	(2.7)	(3.1)	(2.4)	(1.6)
Total gross investment	22.1	22.1	19.3	19.6	20.0
Domestic demand	97.0	99.6	96.7	94.6	92.2
Exports of goods and services	28.8	28.7	26.7	28.2	29.7
Imports of goods and services	25.8	28.3	23.4	22.8	21.9
Net (exports)	3.0	0.4	3.3	5.4	7.8
GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2021	2022(1)	2023(1)	2024(1)	2025(1)
Government consumption	4.8	(0.2)	4.9	2.3	3.3
Private consumption	12.5	3.5	0.1	2.8	3.6
Total consumption	11.1	2.9	0.9	2.7	3.6
Gross investment:
Public sector	24.7	6.0	2.4	14.7	5.7
Private sector	35.2	0.0	(6.1)	3.3	10.0
Change in inventories	(178.2)	(4.1)	(24.8)	16.1	23.3
Total gross investment	25.6	0.7	(8.1)	9.2	13.1
Domestic demand	14.0	2.4	(1.1)	4.0	5.6
Exports of goods and services	12.8	5.5	4.0	6.7	4.7
Imports of goods and services	15.3	3.7	0.9	8.5	12.6
Net (exports)	(50.2)	15.9	40.8	(49.0)	(144.6)
Real GDP	13.4	2.8	(0.4)	3.5	3.4

(1)	Preliminary data.

Source: Central Bank.

Investment and Savings
(as a percentage of current GDP)

	For the year ended December 31,
	2021	2022	2023(1)	2024(1)(2)	2025(1)
Domestic savings:
Public savings	2.1	3.3	2.1	1.8	2.9
Private savings	19.0	15.9	18.8	21.7	21.7
Total domestic savings	21.1	19.2	20.9	23.4	24.6
External savings	2.3	4.0	(0.5)	(2.4)	(3.5)
Total savings	23.4	23.2	20.4	21.1	21.1
Domestic investment	23.4	23.2	20.4	21.1	21.1

(1)	Preliminary data.

Source: Central Bank.

As indicated in the table below, the standard of living of the Peruvian population as measured by GDP per capita growth at an average annual rate of 7.8% from 2021 to 2025. Per capita GDP increased from U.S.$6,959 in 2021 to U.S.$9,955 in 2025. Per capita GDP increased 14.5%, from 2024 to 2025 and grew 43.0% from 2021. Per capita GDP increased by 8.3% in 2021, 7.0% in 2022, 8.5% in 2023, 7.6% in 2024 and 14.5% in 2025.

Per Capita GDP(1)(2)
(in U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Per capita GDP	6,959	7,443	8,077	8,692	9,955

(1)	Without adjustment to reflect changes in purchasing power.

(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation, and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector(1)
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023(1)	2024(1)	2025(1)
Primary production:
Agriculture and livestock(2)	32,950	34,450	33,746	35,627	37,323
Fishing	2,719	2,409	1,898	2,414	2,483
Mining and hydrocarbons(3)	63,880	64,209	70,267	72,397	73,399
Total primary production	99,548	101,068	105,911	110,438	113,206
Secondary production:
Manufacturing	69,855	70,520	65,908	68,961	70,854
Electricity and water	10,200	10,598	10,989	11,250	11,474
Construction	37,115	38,262	35,137	36,397	38,824
Total secondary production	117,169	119,380	112,035	116,608	121,152
Services:
Wholesale and retail trade	58,125	60,017	61,431	63,251	65,520
Other Services:
Transportation, storage, mail, and messenger services	26,688	29,004	29,127	30,856	32,393
Lodging and restaurants	12,318	15,189	15,503	16,053	16,426
Telecommunications & other information systems	29,024	30,143	29,368	29,917	29,812
Financial services, insurance, and pension funds	29,583	28,571	27,541	27,053	27,194
Services rendered to private enterprise	25,277	25,598	25,539	26,412	27,392
Government services and defense	30,154	31,111	31,831	33,037	34,485
Other	73,625	75,797	77,205	79,988	83,222
Taxes	50,651	51,843	50,242	52,005	54,987
Total other services	277,319	287,257	286,355	295,320	305,911
Total services	335,443	347,274	347,786	358,572	371,431
Total GDP	552,161	567,722	565,731	585,618	605,789

(1)	Preliminary data.

(2)	Includes forestry.

(3)	Includes non-metallic mining.

(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP, and the growth rate for the periods shown for each sector compared to the prior year.

Gross Domestic Product by Sector(1)
(as a percentage of GDP, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023(1)	2024(1)	2025(1)
Primary production:
Agriculture and livestock(2)	6.0	6.1	6.0	6.1	6.2
Fishing	0.5	0.4	0.3	0.4	0.4
Mining and fuel(3)	11.6	11.3	12.4	12.4	12.1
Total primary production	18.0	17.8	18.7	18.9	18.7
Secondary production:
Manufacturing	12.7	12.4	11.7	11.8	11.7
Electricity and water	1.8	1.9	1.9	1.9	1.9
Construction	6.7	6.7	6.2	6.2	6.4
Total secondary production	21.2	21.0	19.8	19.9	20.0
Services:
Wholesale and retail trade	10.5	10.6	10.9	10.8	10.8
Other services(4):
Transportation, storage, mail and messenger services	4.8	5.1	5.1	5.3	5.3
Lodging and restaurants	2.2	2.7	2.7	2.7	2.7
Telecommunications and other information systems	5.3	5.3	5.2	5.1	4.9
Financial services, insurance, and pension funds	5.4	5.0	4.9	4.6	4.5
Services rendered to private enterprise	4.6	4.5	4.5	4.5	4.5
Government services and defense	5.5	5.5	5.6	5.6	5.7
Other	13.3	13.4	13.6	13.7	13.7
Taxes	9.2	9.1	8.9	8.9	9.1
Total other services	50.2	50.6	50.6	50.4	50.5
Total services	60.8	61.2	61.5	61.2	61.3
Total GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

(2)	Includes forestry.

(3)	Includes non-metallic mining.

(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector(1)
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023(1)	2024(1)	2025(1)
Primary production:
Agriculture and livestock(2)	4.6	4.6	(2.0)	5.6	4.8
Fishing	9.9	(11.4)	(21.2)	27.2	2.9
Mining and fuel(3)	8.1	0.5	9.4	3.0	1.4
Total primary production	7.0	1.5	4.8	4.3	2.5
Secondary production:
Manufacturing	18.6	1.0	(6.5)	4.6	2.7
Electricity and water	8.5	3.9	3.7	2.4	2.0
Construction	35.0	3.1	(8.2)	3.6	6.7
Total secondary production	22.3	1.9	(6.2)	4.1	3.9
Services:
Wholesale and retail trade	17.8	3.3	2.4	3.0	3.6
Other services(4):
Transportation, storage, mail and messenger services	20.1	8.7	0.4	5.9	5.0
Lodging and restaurants	42.5	23.3	2.1	3.5	2.3
Telecommunications and other information services	10.5	3.9	(2.6)	1.9	(0.4)
Financial services, insurance and pension funds	4.4	(3.4)	(3.6)	(1.8)	0.5
Services rendered to private enterprise	14.1	1.3	(0.2)	3.4	3.7
Government services and defense	4.6	3.2	2.3	3.8	4.4
Other	7.0	3.0	1.9	3.6	4.0
Taxes	16.6	2.4	(3.1)	3.5	5.7
Total other services	11.5	3.6	(0.3)	3.1	3.6
Total services	12.6	3.5	0.1	3.1	3.6
Total GDP	13.4	2.8	(0.4)	3.5	3.4

(1)	Preliminary data.

(2)	Includes forestry.

(3)	Includes non-metallic mining.

(4)	Includes taxes on products and import duties.

Sources: Central Bank.

During 2021, GDP grew by 13.4%. GDP increased in general throughout all productive sectors, except for the hydrocarbons sector, which continued to decrease due to maintenance plans, failures in the natural gas plant, and problems with the communities. The non-primary sector grew 22.3%, as a result of increased activity in all subsectors, especially manufacturing and construction. The sectors with the highest average growth during the last decade of this century were construction (35.0%), electricity and water (8.5%) and services (12.6%).

During 2022, GDP grew by 2.8%. The growth rate in non-primary sectors decreased following the 2021 recovery. In primary sectors, a reduction or a decrease of growth rate was observed in almost all sectors except for the hydrocarbons industry which was recovering from maintenance issues, technical issues and community issues that occurred in 2021. Of particular note is the reduction in the mining sector due to a decreased production of various metals except for tin, iron, and copper (driven by Quellaveco). In 2022, this sector was affected by lower grades, depletion, and community problems.

During 2023, GDP decreased by 0.4%, the largest decrease since 1990 (5.0%) other than 2020. Excluding 2020, which was affected by the COVID-19 pandemic, the economy had not contracted since 1998 (which was affected by El Niño and the international financial crisis). Similar to 1998, 2023 was affected by a series of setbacks that impeded economic growth, such as the El Niño Costero phenomenon, droughts, social conflicts and the bird flu.

During 2024, GDP increased by 3.5%, due to the normalization of weather conditions, which led to a recovery in primary activities of 4.8% in the agricultural, fishing, and associated manufacturing sectors. Mining slowed mainly due to lower copper extraction. The reduction in social conflicts, the recovery of business confidence, and the increase in household purchasing power boosted private spending, which in turn led to a 3.1% recovery in non-primary activity, reflected in the growth of the manufacturing, construction, and services sectors.

During 2025, GDP grew by 3.4%, a growth rate similar to that recorded in 2024. Throughout the year, economic activity benefited from normal weather and water conditions, which supported the development of the agriculture, livestock, and fishing sectors, as well as related manufacturing industries. On the supply side, primary activities grew by 2.5% overall, driven by growth rates consistent with normal weather and water conditions, although tempered by mixed performance in mining (such as a decline in iron production) and a decline in hydrocarbons (such as lower production of natural gas and natural gas liquids). Non-primary activities expanded by 3.6%, driven by 5.6% growth in domestic demand, with particularly strong performance in the construction, trade, and services sectors.

Primary Production

Primary production in Peru comprises agriculture and livestock, forestry, fishing, mining, and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP were agriculture and livestock, which, together with forestry, accounted on average for 6.0% of GDP in the period 2021-2025 and mining and fuel production, which accounted on average for 12.0% of GDP during the same period.

During 2021, primary production increased by 7.0% compared to a 8.6% decrease in 2020, due to 8.1% increased production in mining and fuel. In terms of contribution to GDP, primary production contributed 18.0% to GDP, compared to 19.1% in 2020.

During 2022, primary production increased by 1.5% compared to 7.0% growth in 2021, due to the reduction or decrease of growth rate seen in almost all sectors except for hydrocarbons sector which is recovering from maintenance issues, technical issues and community issues that occurred in 2021. Of particular notice was the reduction in the mining sector due to a decreased production of various metals except for tin, iron, and copper (driven by Quellaveco). In 2022, this sector was affected by lower grades, depletion, and community problems. In terms of contribution to GDP, primary production contributed 17.8% to GDP, compared to 18.0% in 2021.

During 2023, primary production increased by 4.8% compared to 1.5% growth in 2022, due to the increase in production in mining and fuel from 0.5% growth in 2022 to 9.4% growth in 2023. In terms of contribution to GDP, primary production contributed 18.7% to GDP, compared to 17.8% in 2022.

During 2024, primary production increased by 4.3% compared to 4.8% growth in 2023, due to the increase in production in agriculture and livestock, fishing and a minor increase in mining and fuel from 2.0% and 21.2% decrease and 9.4% growth in 2023 respectively to 5.6%, 27.2% and 3.0% in 2024. In terms of contribution to GDP, primary production contributed 18.7% to GDP, in 2023 and 18.9% to GDP in 2024.

During 2025, primary production increased by 2.5%, moderating from growth of 4.3% in 2024. The increase in 2025 was due to growth in the agriculture and livestock, fishing and mining and fuel-production sectors of 4.8%, 2.9% and 1.4%, respectively. although it was lower compared to 2024 growth in the agriculture and livestock, fishing and mining and fuel-production sectors of 5.6%, 27.2% and 3.0%, respectively.

The following table presents the production of selected primary goods for the periods presented.

Selected Primary Goods Production
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023(1)	2024(1)	2025(1)
Agriculture:
Cotton	38	100	97	65	57
Rice	2,890	2,826	2,757	2,939	2,872
Coffee	1,744	1,711	1,758	1,719	1,788
Sugar cane	578	564	593	597	615
Corn	1,474	1,528	1,501	1,570	1,575
Potato	2,576	2,728	2,465	3,006	3,133
Wheat	166	174	159	167	163
Vegetables	2,543	2,586	2,537	4,660	4,482
Fruits	6,791	7,719	7,347	5,096	5,622
Tubers	717	735	770	771	775
Other agricultural	5,349	5,637	5,465	6,650	7,662
Total crops	24,867	26,308	25,448	27,239	28,744
Livestock:
Poultry	8,036	8,266	8,173	8,530	8,915
Eggs	1,557	1,578	1,577	1,571	1,581
Milk	1,816	1,867	1,829	1,852	1,936
Lamb	405	409	411	410	404
Pork	835	860	950	993	1,027
Beef	1,625	1,648	1,700	1,745	1,761
Others	419	424	427	432	442
Total livestock	14,693	15,052	15,067	15,533	16,066
Fishing	2,719	2,409	1,898	2,414	2,483

(1)	Preliminary data.

Sources: Ministry of Production and Ministry of Agrarian Development and Irrigation.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. As of December 31, 2023, approximately 19.05% of Peru’s land area was devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity generally increased during the 1990s. The agriculture and livestock sector in recent years generally has grown at a rate higher than growth in GDP. Growth in the sector was 4.6% in 2021 and 2022, 5.6% in 2024 and 4.8% in 2025, whereas the sector contracted by 2.0% in 2023.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits, and vegetables, which together accounted for approximately 69.7% and 67.7% of agricultural production in 2024 and 2025, respectively. Peru’s traditional agricultural products include cotton, sugar, coffee, and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit, and oranges. Animal husbandry – sheep, poultry and cattle – is predominant in the south.

Agricultural exports reached a record U.S.$12.6 billion in 2025, representing an increase of 13.8% compared to 2024.  The increase was primarily driven by a 25% increase in export volumes, fueled by higher shipments of avocados (35.1%), grapes (28.6%), blueberries (14.6%), mangoes (41.8%), and pomegranates (37.8%), as well as by frozen versions of these products (98.7%), in line with increased production. In addition, there were higher sales of cocoa (16.1%) and cocoa products such as medium-acidity cocoa butter (57.3%), cocoa fat (563 times), and cocoa powder (10.2%), driven by high international prices. The increase in volumes was offset by an 8.9% drop in the average annual export price following an increase in Peru's fruit supply on the global market. Although some of the sector's main products, such as blueberries, have been included among the goods subject to U.S. tariffs (the main destination market with a 34.7% share), these measures do not appear to have limited the expansion of exports. On the contrary, Peru remains the world's leading exporter of blueberries and grapes

The following table provides the annual percentage change in production of selected primary goods for the periods presented.

Selected Primary Goods Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Agriculture:
Cotton	(22.1)	160.0	(2.4)	(33.5)	(11.3)
Rice	3.0	(2.2)	(2.4)	6.6	(2.3)
Coffee	3.1	(1.9)	2.7	(2.2)	4.0
Sugar cane	(6.1)	(2.5)	5.3	0.7	2.9
Corn	8.5	3.6	(1.8)	4.6	0.3
Potatoes	3.4	5.9	(9.6)	21.9	4.2
Wheat	8.7	4.6	(8.6)	5.0	(2.2)
Vegetables	3.9	1.7	(1.9)	83.7	(3.8)
Fruits	12.7	13.7	(4.8)	(30.6)	10.3
Tubers	4.2	2.5	4.7	0.1	0.6
Other agricultural	5.4	5.4	(3.1)	21.7	15.2
Total agriculture	6.3	5.8	(3.3)	7.0	5.5
Livestock:
Poultry	1.6	2.9	(1.1)	4.4	4.5
Eggs	1.3	1.4	(0.1)	(0.4)	0.6
Milk	2.3	2.8	(2.0)	1.3	4.5
Lamb	2.6	0.8	0.5	(0.2)	(1.4)
Pork	3.7	3.0	10.5	4.5	3.5
Beef	3.3	1.5	3.1	2.7	0.9
Other	1.6	1.2	0.7	1.3	2.2
Total livestock	2.0	2.4	0.1	3.1	3.4
Fishing	9.9	(11.4)	(21.2)	27.2	2.9

Sources: Ministry of Production and Ministry of Agrarian Development and Irrigation.

In 2021, the agriculture and livestock sector continued its steady growth over the last 17 years and reached a rate of 4.6% in 2021. During the year, exports of blueberries, grapes and avocados remained steady, and production of agricultural commodities increased due to the increase in palm oil and corn harvests (potatoes, bananas, mandarins, oranges and lemons), and the supply of poultry meat increased to meet domestic demand.

In 2022, the agricultural and livestock sector reached a growth rate of 4.6%. This increase was primarily due to a significant increase in favorable crops such as blueberries and grapes which resulted from previous investments in early plantations and regenerated varieties of (i) avocados and cocoa (resulting from increasing harvest areas); and (ii) olives (resulting from high yields and favorable weather conditions). Agricultural production for domestic markets grew at a moderate interannual rate despite rising fertilizer prices and low water availability at the beginning of the growing season in the highlands region. The supply of poultry maintained its recovery from 2020 and grew 2.8%.

In 2023, the agricultural and livestock sector deceased 2.0% compared to 2022. This decrease was primarily due to the impacts of the El Niño Costero phenomenon, the lack of water supply and the bird flu. The decrease was the largest since 1992, which was 7.7%. The El Niño Costero phenomenon from 2023 to 2024 created adverse conditions for the development of crops, particularly along the northern coast, due to the intensity of the rain, abnormal heat and humidity. The lack of available water supply was due to several freezes that began in 2022 and lasted until January 2023. This was problematic for the productive cycle related to sowing, particularly in Puno and Cusco, as well as other phases of harvesting.

In 2023, agricultural production decreased by 3.3%, which was partly due to products sold to the international market (including decreases in asparagus, mango, quinoa, corn, olives, cacao, palm oil, peppers and berries), although the majority of products were sold to the domestic market (with decreases in potatoes, alfalfa, corn, garlic, beans, barley, oca and carrots). In 2023, the livestock subsector increased by 0.1% as a result of lower production of poultry (-1.4%), milk (-2.4%), eggs (-1.5%) and llama fiber (-0.1%).

In 2024, the agricultural sector grew by 7.0%. This result was due to the normalization of weather conditions, which allowed for a good harvest, both for domestic and foreign markets. In addition, livestock activity increased by 3.1%. On the contrary, agro-industrial production decreased by 2.6% due to lower plantings of hard yellow corn and lower cotton harvests. In the first months of the year, the sector experienced a decline due to the lagged effects of El Niño Costero, which mainly affected the production of grapes, mangoes, and poultry. However, this was offset by a strong production boost in the second quarter, which responded to high harvest peaks of products aimed at the domestic market (potatoes, rice, and Andean products), with better climatic conditions (water, temperature, and rainfall) compared to the previous year. In addition, the fourth quarter saw a notable contribution from agricultural exports, mainly coffee, grapes, mangoes, and blueberries, with the latter reaching record production volumes. The water surplus in the north-central Andes (August-December 2023) was favorable both for the start of the planting cycle and for the subsequent production phases of the harvest.

In the last ten years, the sector grew 3.3% on average. This result was influenced by the agro-export boom (7.5%) with double-digit growth in cranberries. Livestock production (2.6%) also contributed, with continued dynamism in poultry farming in the pre-pandemic years. Growth was also aided by production geared toward the domestic market (2.2%), with notably favorable years in terms of water and climate conditions, such as 2018, 2021, and 2022, offset by less favorable years with drought in the Andes and El Niño Costero during 2023-2024.

In 2025, the agriculture and livestock sector grew by 4.8%. The sector has exhibited an upward trend since 2005, interrupted only by the severe 2023 El Niño Costero. In 2025, grape harvest schedules, which had been disrupted in 2024 by the lingering effects of the 2023 El Niño, returned to normal, as did yields for avocados in the north and olives in the south. As a result, record annual volumes of grapes, avocados, mangoes, blueberries, olives, and coffee were recorded.

During the year, agricultural exports grew by 15.4% and were the driving force behind the sector's dynamic growth. To a lesser extent, livestock production grew by 3.4% due to higher poultry meat volumes, and agro-industrial production grew by 1.7%, driven by larger oil palm harvests. This result was offset by lower production for the domestic market, which decreased by 0.8%. This was due to lower rice production caused by a delay in the rainy season during the second half of 2024, as well as lower yields of bananas and lemons due to heavy rains that damaged production in Piura, Tumbes, and Ucayali.

Over the past ten years, the sector grew by an average of 3.5%. This result was driven by the agricultural export sector (9.1%), led by growth in blueberries, avocados, and grapes, interrupted only by the prolonged effects of the El Niño events of 2017 and 2023. Livestock production (2.6%) also contributed, with continued strong performance in the poultry and swine sectors, interrupted only by the COVID-19 pandemic in 2020 and, in the case of poultry, by avian influenza in 2023. Likewise, production geared toward the domestic market (1.8%) contributed to growth, with years of favorable water and climate conditions such as 2018, 2021, and 2024, offset by less favorable years such as 2023, due to the effects of the El Niño Costero.

Fishing

Fishing is a small part of the Peruvian economy, contributing on average 0.4% to GDP between 2021 and 2025. Traditional fish products, however, are Peru’s third largest single export after mining and agriculture, accounting for 4.7% and 4.9% of total exports in 2024 and 2025, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the late 1960s, Peru was the world’s leading fish producer. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and the adverse impact of pervasive overfishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In June 2008, the regulatory structure of the fishing sector was changed from a global quota system to an individual fishing quota system per fishing entity in order to allow efficient investment in the sector by private sector investors.

In 2021, the fishing sector grew by 9.9% due to higher volumes of anchovy fishing in the north center regions. The annual production increased from 4.3 million tons in 2020 to 5.2 million tons in 2021 (higher by 19.7%). This increase was mitigated by lower fishing for direct human consumption, associated with lower annual quotas for species such as albacore (lower biomass and annual quota) and jack mackerel.

In 2022, the fishing sector decreased by 11.4% primarily due to a poor performance during the second anchovy fishing season in the north-central zone from November 2022 to February 2023. Thus, the annual catch decreased 21.9% from 5.2 million metric tons in 2021 to 4.0 million metric tons in 2022. Additionally, a smaller catch of human consumption marine species such as scallops, squid, and parakeet, due to the colder sea temperatures resulting from the La Niña phenomenon, also contributed to this reduction.

In 2023, the fishing sector decreased by 21.2%, due to lower volumes of anchovy fishing caused by the El Niño Costero phenomenon. Annual production decreased from 4.0 million metric tons in 2022 to 2.0 million metric tons in 2023, a decrease of 50.7%. The decrease was partially offset by greater catches of marine species for human consumption such as squid, tuna and pompano, which benefited from higher sea temperatures.

In 2024, production in the fishing sector grew by 27.2%, mainly due to industrial fishing catches. This performance can be explained by i) a base effect, given the cancellation of the first anchovy season in the north-central zone in 2023; and ii) the higher catch quota allocated in the second season (2.5 million tons), which was the highest in recent years. Thus, the annual anchovy catch for industrial consumption rose from 2.0 million MT in 2023 to 4.6 million MT in 2024 (an increase of 134.1%). The sector’s growth was partially offset by lower catches of marine species for direct human consumption, such as squid, shrimp, parrotfish, and mackerel. The first anchovy season in the north-central zone began on April 16, 2024, with a quota of 2.5 million MT. At the end of the season (June 25, 2024), 2.4 million MT had been caught, representing 98.7% of the established quota. The second season began on November 1, 2024, also with a quota of 2.5 million MT, higher than in previous years. By December 31, 2024, 2.0 million MT had been caught, equivalent to 79.2% of the allocated quota. In addition, anchovy fishing in the southern zone contributed 78,000 MT. Sea fishing for direct human consumption decreased by 11.5%, mainly due to lower catches of species intended for canned, frozen, and fresh products, such as squid, horse mackerel, and mackerel.

In 2025, the fishing sector grew by 2.9%, driven primarily by fishing for direct human consumption, particularly the increased catch of squid, shrimp, tuna and mullet, among other species, and, to a lesser extent, by inland fishing. Growth in the sector was partially offset by lower catches from fishing for industrial consumption. As of December 31, 2025, 1.4 million metric tons of anchovy had been caught in the north-central zone, equivalent to 86.0% of the quota allocated for the second season. In addition, anchovy fishing in the southern zone contributed 291 thousand metric tons, showing a recovery compared with previous years.

Marine fishing for direct human consumption grew by 6.7%, mainly due to higher catches of species used in frozen products. Squid, for example, grew due to a  base effect, given that in the second half of 2024 this resource was in short supply due to its dispersion, an effect of the 2023–2024 El Niño phenomenon. The growth in this category was partially offset by lower catches of octopus, Pacific bonito, chub mackerel, scallops, mahi-mahi, and jack mackerel.

Mining and Hydrocarbons

In 2021, mining and hydrocarbon production grew by 8.1%, driven by increased activity in metallic mining (10.5%), following the easing of COVID-19 restrictions. The hydrocarbons sector decreased 4.6% due to maintenance and failures at the Melchorita Plant, and social conflicts with local communities. From 2012 to 2021, the average growth of the mining and hydrocarbons sector (2.5%) was mainly due to the increase in copper (7.3%), molybdenum (6.0%) and iron ore (5.7%) production.

In 2022, mining and hydrocarbon production grew by 0.5%, driven by a 4.0% increased activity in the hydrocarbon sector. This was due to a higher production of diesel from block 95, a higher domestic demand of natural gas from block 86 and a higher international demand of natural gas from block 56 and block 57. On the other hand, the activity from the metallic mining sector was null due to the lower production of most metals, except for copper, iron, and tin. From 2013 to 2022, the average growth of the mining and hydrocarbon sectors corresponded mainly to the increase in the production of copper (6.9%), molybdenum (6.5%) and iron (6.8%).

In 2023, mining and hydrocarbon production grew by 9.4%, driven by a 10.9% increase in the metal mining sector. The increase was due to an increase in production of nearly all materials, with the exception of silver and tin. Production in the hydrocarbons sector grew 0.7%, which was primarily driven by greater production of natural gas, which was partially offset by lower production of petroleum and liquid natural gas. From 2014 to 2023, the average growth of the mining and hydrocarbon sectors corresponded mainly to the increase in the production of copper (7.5%), molybdenum (6.3%) and iron (7.7%).

In 2024, mining and hydrocarbon production grew by 3.0%, due to increased production of gold, silver, lead, tin, iron, molybdenum, oil, and natural gas liquids. This growth was partially offset by lower production of copper, zinc, and natural gas.

In 2025, the mining and hydrocarbon sector grew by 1.4%. This was driven by increased production of gold, copper, zinc, silver, lead, tin, and oil. This growth was partially offset by lower production of iron, molybdenum, natural gas liquids, and natural gas. From 2016 until 2025, the average growth in the mining and hydrocarbon sector was primarily due to increased production of copper (5.1%), molybdenum (6.6%), iron (5.8%), tin (5.7%), and natural gas (1.1%).

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. In 2024, mining constituted a small part of the country’s GDP, contributing 9.0% to GDP. Mineral products are Peru’s main export, and accounted for 63.2% of total exports by value in 2023 and 62.9% in 2024. Gold and copper accounted for 16.5% (U.S.$11.0 billion) and 34.5% (U.S.$23.1 billion) of total exports by value, respectively, during 2023 and for 20.4% (U.S.$15.5 billion) and 30.8% (U.S.$23.5 billion) of total exports by value, respectively, during 2024. In addition, copper accounted for 54.5% of total mining exports in 2023 and 49.0% in 2024.

Between 2021 and 2025, investment in the mining sub-sector totaled approximately U.S.$26.6 billion, with average annual investment of U.S.$5.3 billion. Investments during 2021, 2022, 2023, 2024 and 2025 were U.S.$5.3 billion, U.S.$5.3 billion, U.S.$4.9 billion and U.S.$5.0 billion and U.S.$6.2 billion, respectively. The most important projects during the period from 2021 through 2025 were:

•	the Antamina copper and zinc project, with investments of U.S.$481.4 million in 2021, U.S.$459.1 million in 2022 and U.S.$628.4 million in 2023, U.S.$689.4 million in 2024 and U.S.$696.0 million in 2025;

•	development of Anglo American Quellaveco, with investments of U.S.$1,312.1 million in 2021, U.S.$1,067.2 million in 2022, U.S.$567.0 million in 2023, U.S.$346 million in 2024 and U.S.$205.6 million in 2025;

•	Shougang Hierro Peru, with investments of U.S.$165.4 million in 2021, U.S.$181.4 million in 2022, U.S.$260.3 million in 2023, U.S.$259.8 million in 2024 and U.S.$386.1 million in 2025;

•	the expansion of the Cuajone and Toquepala copper projects, with investments of U.S.$338.7 million in 2021, U.S.$350.5 million in 2022, U.S.$338.0 million in 2023, U.S.$312.3 million in 2024 and U.S.$586 million in 2025;

•	the Yanacocha gold mine, with investments of U.S.$168.9 million in 2021, U.S.$422.4 million in 2022, U.S.$306.6 million in 2023, U.S.$65.1 million in 2024 and U.S.$20.0 million in 2025;

•	the expansion of the Cerro Verde copper mine, with investments of U.S.$163.4 million in 2021, U.S.$224.1 million in 2022, U.S.$296.8 million in 2023, U.S.$355.4 million in 2024 and U.S.$367.9 million in 2025;

•	the expansion of the Chinalco mine, with investments of U.S.$234.5 million in 2021, U.S.$182.9 million in 2022, U.S.$150.1 million in 2023, U.S.$232.6 million in 2024 and U.S.$182.5 million in 2025;

•	the expansion of the MMG Las Bambas mine, with investments of U.S.$231.5 million in 2021, U.S.$219.3 million in 2022, U.S.$241.1 million in 2023, U.S.$385.4 million in 2024 and U.S.$570.6 million in 2025;

•	the development of the Glencore Tintaya Antapaccay mine, with investments of U.S.$264.0 million in 2021, U.S.$116.8 million 2022, U.S.$158.8 million in 2023, U.S.$152.1 million in 2024 and U.S.$142.6 million in 2025;

•	the expansion of the Hudbay Peru mine, with investments of U.S.$142.6 million in 2021, U.S.$96.4 million in 2022 and U.S.$104.5 million in 2023, U.S.$90.0 million in 2024 and U.S.$120.3 million in 2025;

•	the expansion of Marcobre S.A.C. mine, with investments of U.S.$192.5 million in 2021, U.S.$157.7 million in 2022 and U.S.$114.4 million in 2023, U.S.$82.9 million in 2024 and U.S.$146.8 million in 2025, and

•	the expansion of Compañia de Minas Buenaventura mine, with investments of U.S.$296.0 million in 2024, U.S.$422 million in 2025.

During 2021, mining activity grew by 10.5%, primarily due to a decrease in COVID-19 restrictions.

Gold production grew by 274 thousand ounces compared to 2020, which represented a growth of 10.7%. This result was due to a recovery of most of the companies, which were authorized to operate after the lifting of the confinement measures of the previous year. On the other hand, the lower extraction of Yanacocha and Barrick

Misquichilca (now Boroo Misquichilca) was due to certain applicable laws, and because the Lagunas Norte unit is in depletion.

Copper production amounted to 2,223 thousand FMT in 2021, an increase of 7.7% over the previous year, which is explained by the increased activity of most mines after less sanitary restrictions were imposed. However, Las Bambas experienced lower production due to the constant blockades in the southern mining corridor, while Southern Peru Copper Corporation’s results were similar due to lower ore grades.

Zinc production increased 14.9% in 2021 due to higher extraction from large and medium mining. Antamina increased its production by 41 thousand FMT, reaching 533 thousand FMT (highest level in the mine’s history). Meanwhile, medium mining showed a higher extraction compared to the previous year, given that in 2020 these mines stopped their activities from mid-March to May.

Iron production grew 36.6% due to higher supply from Shougang, especially driven by certain applicable law and the expansion of Marcona. Molybdenum production grew 6.1% due to higher mining, with the exception of Antamina and Constancia.

In 2021, silver and lead production increased 22.4% and 9.5%, respectively, while tin production grew by 30.7% due to the Minsur project.

During 2022, mining activity was null, primarily due to the lower production levels of zinc, molybdenum, silver, gold and lead despite the fact that iron production reached a historical record. This followed a double digit growth of 10.5% in 2021 due to a decrease in production levels of zinc by 10.7%, molybdenum by 7.5%, silver by 7.6%, gold by 0.8% and lead by 3.4%. This decrease was offset by an increase in the production of copper (4.1%), iron (6.5%), and tin (4.6%). The decrease in metallic mining activity in 2022 can be explained by a decreased tonnage processed in concentrate plants, especially regarding zinc, and low ore grades. Another contributing factor to the decrease was the social unrest regarding socio-environmental and labor conditions in the mining areas with indigenous communities which affected the normal development of mining activities, with some mines having prolonged stoppages of operations.

Gold production decreased by 24 thousand troy ounces or 0.5% compared to 2021. This decrease is attributable to decreased production from Yanacocha due to lower grades and reduced production from Antapaccay and Hochschild due to social unrest in their corresponding regions.

Copper production grew by 91 thousand FMT in 2022, an increase of 4.3% over the previous year, which is explained by the commencement of the Quellaveco operation and increased production from Mina Justa, Cerro Verde, and Constancia due to increased efficiency in mineral processing processes. On the other hand, production in Antapaccay, Las Bambas, and Southern decreased due to social conflicts that occurred throughout the country.

Zinc production fell 10.7% in 2022 due to decreased production at the large and middle sized mines. Antamina reduced production by 33 thousand FMT after reaching a historic record of 533 thousand FMT in 2021. Similarly, production at Los Quenuales decreased due to the depletion of the Iscaycruz mining unit. Meanwhile, Nexa Resources and El Brocal decreased due to lower grades and in the latter case, the transition from a polymetallic to a copper mine. Nonetheless, Minera Raura Company resumed operations after suspending activities in 2020.

Iron production grew 6.5% in 2022 due to increased exploitation from Shougang, especially driven by higher grades and the enlargement of Marcona.

Molybdenum production fell 7.5% in 2022 due to decreased exploitation from Southern and Las Bambas due to social conflicts and lower grades.

In 2022, silver and lead production decreased 7.5% and 3.4%, respectively, while tin production grew by 4.6% due to higher exploitation from Minsur.

In the fourth quarter of 2022, the investment in the mining sector totaled U.S.$1,650 million, which was U.S.$77 million lower than that registered in the fourth quarter of the previous year. By company, the following investments are noteworthy: (i) Anglo American Quellaveco decreased its investment to U.S.$205 million compared to the U.S.$409 million in the fourth quarter of 2021 due to lower disbursement in the areas of benefit plans and infrastructure in its Quellaveco Mining Unit; (ii) Antapaccay decreased its investment by U.S.$77 million, derived in part from the lower disbursements in the mining equipment and infrastructure category; and (iii) Shouxin, which ranked third, decreased its investment by U.S.$15 million as a result of an adjustment in its investment amount for provisions and derecognition of obsolete assets.

On the other hand, mining investment recorded an upward trajectory for the second consecutive year, reaching U.S.$5,364.3 million, a 1.9% growth from 2021, with significant investment from Anglo American Quellaveco (19.0%), Compañía Minera Antamina (8.6%), Minera Yanacocha (7.9%), Southern Perú Copper Corporation (6.5%), Minsur (5.6%), Cerro Verde (4.2%), Minera Las Bambas (4.1%) and Minera Chinalco Perú (3.4%). These eight companies represent more than 60% of the total executed investments. At the foundational level, investments in development and preparation presented a positive performance (55.9%) with Minera Yanacocha, Shougang Hierro Perú, Volcan, Minera Ares and Cerro de Pasco Resources Subsidiaria del Perú contributing the highest amounts. The investment in exploration (27.8%) maintained its dynamic growth that began in 2021 with support from the companies Buenaventura, Minera Poderosa, Cerro de Pasco Resources Subsidiaria del Perú, Jinzhao Mining Perú and Consorcio Minero Horizonte.

In 2022, the metal mining sector was flat (0.0%) due to a 10.7% decrease in zinc levels, as explained by Los Quenuales Mining Company’s lower production due to the depletion of the Iscaycruz unit and lower ore grades in the Nexa and Antamina units. Silver decreased by 7.6% due to the lower production of the Los Quenuales, Ares, and Buenaventura units. The Buenaventura´s Uchucchacua unit implemented measures to improve operational efficiency that decreased mining production. Molybdenum extraction decreased 7.5% due to the lower production of the Southern and Las Bambas units. On the other hand, the higher copper production increased 4.1%, driven by the start of production of Quellaveco and the greater extraction of most of the mines, except for the Antapaccay, Southern, and Las Bambas units, with operations suspended at the Southern and Las Bambas units for more than 50 days in 2022 due to social conflicts. In 2023 the metal mining sector grew 10.9%.

In April 2023, there have been ratifications of certain private investments, such as the extension of Antamina for U.S.$2.0 billion (an increase from the U.S.$1.6 billion announced in 2022), the “La Granja” project of Río Tinto and First Quantum Minerals with an investment of U.S.$5.0 billion, among others.

During 2023, the production of gold increased by 2.8%. The increase was partly due to the increased production by the mining company Compañía Minera Boroo Misquichilca, which has an ongoing project to optimize carboneous minerals with the aim of increasing the useful life of mines. The activity of Yanacocha and Consorcio Minero Horizonte also contributed to the increase.

The production of copper grew by 12.8% in 2023, rising above 2019 levels and reaching a record production of 2.6 million FMT. The increase was driven by greater extraction in the majority of mines and particularly in Quellaveco, which started operations in the third quarter of 2022, producing 319,061 FMT. Additionally, Las Bambas and other mines reported greater mining activity compared to the prior year. This increase was partially offset by decreased production in Antamina and Toromocho, which decreased 7.0% and 18.1%, respectively. The decreased activity in Antamina was due to adverse weather events that shut down production and access roads to the mine.

The production of zinc grew 7.2% in 2023, due to greater activity large and medium-scale mining. Antamina increased its production of zinc to 28,010 FMT, and Shouxin and Chinalco also demonstrated similar increases. The mining company Raura reached production of 39,577 FMT (an increase of 141.1%) after resuming operations during the second quarter of 2022.

The production of molybdenum increased 6.0% due to the production from Quellaveco, as well as increased production from Las Bambas and Constancia. This increase was partially offset by a reduction in extraction in Cerro Verde, Southern y Toromocho. Similar, the production of lead grew 8.8% due to the increased production of Raura y Volcán.

Silver production decreased by 1.3% in 2023 due to reduced extraction in Antamina and Buenaventura. Tin production also decreased by 7.1% due to social conflicts that stopped mining production during the first quarter.

In 2024, metal mining activity increased by 3.2%, supported by higher production levels for most metals, with the exception of zinc and copper. Molybdenum made a notable contribution, reaching historical record levels along with iron production. The upward trend in metal mining activity (2.0%) in 2024 has been determined by the considerable 25.3% increase in molybdenum production, which contributed 1.8 percentage points to the sector’s overall result, and to a lesser extent by increases in the production of silver (15.4%), gold (6.9%), lead (6.6%), tin (23.2%), and iron (2.5%), with a total contribution of 1.5 percentage points, offset by the sharp decline in zinc production (-13.5%) and the slight drop in copper production (-0.2%), both products with a total negative impact of 1.5 percentage points. The development of metal mining in 2024 is associated with the higher tonnage of ore processed by companies, with mining in areas of high metal content; the consolidation of Anglo American Quellaveco’s molybdenum extraction operations from May 2023, following the start-up of the molybdenum plant; the implementation of projects to expand operations and systematically optimize production processes by producing companies, such as Minera Las Bambas with the expansion of the Ferrobamba pit where silver and gold were found and the start-up of the initial phase of operations at the Chalcobamba deposit where higher copper ore grades were obtained, and Minera Boroo Misquichilca with the start-up of the carbonaceous material optimization project with the aim of extending the mine’s useful life. However, in 2024, technical factors such as scheduled or unscheduled maintenance at mining facilities, social conflicts, and other geotechnical events caused the temporary shutdown or progressive reduction of operations at some mines.

In 2025, the mining sector grew by 1.8%. Gold production totaled 4,291 thousand troy ounces in 2025, representing a 1.5% increase compared to 2024. Yanacocha, Las Bambas, Paltarumi, and Gold fields all reported higher output. Copper production grew by 1.0% compared to the previous year, totaling 2,666 thousand fine metric tons (FMT). This result is primarily attributable to Las Bambas and Chinalco, which increased their copper output due to the new Chalcobamba pit and the Toromocho expansion, respectively. Zinc production grew by 18.6% in 2025, due to higher ore grades reported by Antamina (62.4%) and increased processing at Los Quenuales (89.1%), Sociedad Minera Corona (45%), and Volcan (2.5%). Silver and lead production grew by 7.1% and 7.2% respectively. In both cases, Antamina and Buenaventura made significant contributions. Tin production grew by 4.6%, driven by Minsur. Iron production fell by 10.7%. In the second quarter, Shougang's operations came to a standstill following an accident involving its sole ship loader, which halted exports and caused the company's warehouses to fill up. Likewise, molybdenum production declined by 9.4%, primarily due to lower output at Antamina.

The development of metal mining in 2025 is linked to (i) sustained operational capacities across major polymetallic deposits, and (ii) the continuous contribution of Minera Las Bambas through the ramp-up of its new Chalcobamba pit, which unlocked higher copper ore grades, and Minera Chinalco’s Toromocho expansion.

Furthermore, the development is related to the execution of operational optimizations and regional restarts, balanced against localized asset disruptions. Higher base output was partially offset by operational challenges at Compañía Minera Antamina, which experienced a temporary halt in the second quarter due to an onsite incident. Meanwhile, Minera Antapaccay and Sociedad Minera Cerro Verde navigated lower head grades and recovery rates, and Hudbay’s Constancia operation faced brief logistics disruptions during the third quarter due to localized protests along the southern mining corridor. Conversely, production steadied at Compañía de Minas Buenaventura following the consolidation of its Uchucchacua and Yumpag silver processing operations.

However, throughout 2025, technical factors such as scheduled maintenance cycles, localized social friction, and geotechnical adjustments remained the primary catalysts for temporary operational slowdowns or gradual production tapering at specific deposits.

Metal prices in the international market during 2025 exhibited volatile behavior but remained structurally elevated, driven by global macroeconomic uncertainties and strong industrial demand associated with the global energy transition. Industrial and precious metals posted resilient outcomes compared to prior years. Copper prices sustained historic highs, while gold continued a remarkable, multi-year upward trajectory supported by safe-haven asset demand. Silver and zinc also recorded favorable year-over-year average price benchmarks, offsetting softer global price realizations for lead and iron ore.

Hydrocarbons

The hydrocarbons sub-sector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. Petroleum companies operating in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports.

Between 2021 and 2025, petroleum production increased from 38,391 barrels per day in 2021 to 44,153 barrels per day in 2025, the number of wells drilled went from 110 in 2021 to 69 in 2025, liquid natural gas production decreased from 81,117 barrels per day in 2021 to 73,326 barrels per day in 2025, and natural gas production increased from 1,100,522 million cubic feet per day to 1,352,956 million cubic feet per day. Investments in the sector increased from U.S.$312.74 million in 2021 to U.S.$467.36 million in 2025.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the government receives royalties equal to 37.2% of the profits generated by the project. In October 2000, the government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially began operation in the first week of August 2004.

The Camisea project, which includes drilling, transporting, processing, and selling of natural gas, contributed 81.0% of the natural gas production and 85.7% of the liquid hydrocarbon output in 2020. The Camisea project decreased Peru’s production of natural gas by 10.7%, to 1.161 billion cubic feet per day in 2020, as compared to 1.299 billion cubic feet per day in 2019.

In 2021, the hydrocarbons subsector decreased by 4.6%, due to lower production in all its components. The 3.5% decrease in oil production was due to the stoppage in blocks 192, 8 and 67. In the case of block 192, the concession of the lot in charge of Frontera Energy ended in September 2020, while block 67 resumed operations from March to November 2021. In November 2021, operations were again interrupted due to conflicts with local communities. The operation of block 8 was suspended after Pluspetrol Norte announced its liquidation.

The 5.4% decrease in production of natural gas and 4.8% decrease in production of liquid natural gas were due to the failures at the Melchorita Plant that affected the results of blocks 56 and 57. Meanwhile, the supply of block 88 showed a 19.8% growth, driven by higher domestic demand.

In 2022, the hydrocarbons subsector grew by 4.0%, due to the increased exploitation of natural gas (20.2%) and crude oil (5.6%), both of which contributed 0.9% to the overall performance of the sector. This was offset by a 5.5% decrease in production of liquified natural gas which had a negative impact of 0.4%. The growth in the hydrocarbon sector is associated with a higher internal and external demand for fuels. In particular, the natural gas market had a progressive development due to mass use of the resources in different economic sectors, stressed by the need for gas in thermoelectric generation which grew 18.7% in 2022 due to lower availability of water during the dry season; and to supply external demand, shown by the 34.8% increase in exports of liquified natural gas in 2022. According to the distribution of natural gas in the residential, industrial, commercial, and generative sectors in the Lima and Callao regions, the total number of consumers went from 1,296,362 at the end of 2021 to 1,518,480 at the end of November 2022. In the northern region, which includes the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca, the total number of consumers went from 158,897 to 188,995. In the Ica region, the total number of consumers increased from 69,101 to 73,617 in the same time period.

Natural gas production increased by 20.2% in 2022, after a decline in the two prior years, due to increasing levels of exploitation operations by the companies Pluspetrol Perú Corporation, Repsol, Olympic, Aguaytía, Savia Perú, Petrolera Monterrico and CNPC Perú. Pluspetrol Perú Corporation established itself as the leading producer of natural gas in the country with a production rate of 83.2%, followed by production by Repsol at 11.9%, Aguaytía at 1.4%, CNPC Perú at 1.2% and six other operators at 2.4%.

Crude oil production recovered with a 5.6% growth following two consecutive years of declines due to a higher level of exploitation at Petrotal Perú, Olympic, Petrolera Monterrico and UNNA Energía. At the end of 2022, Petrotal Perú with a participation of 29.79%, CNPC Perú with 28.1% and Savia Perú with 13.1% became the main crude oil producers in the country, making up 70.9% of the total production.

On the other hand, the production of liquid natural gas in 2022 decreased by 5.5%, registering a setback for the third consecutive year due to the lower level of extraction in Pluspetrol Perú Corporation and Savia Perú, unlike the increase in Repsol. Pluspetrol Perú Corporation is the main hydrocarbon producer in the country with a contribution of 85.1%, followed by Repsol at 13.8%, Savia Perú at 0.8% and Aguaytía at 0.3%.

In 2023, the hydrocarbons subsector grew 0.7% due to greater production of natural gas and domestic demand for thermoelectric generation. This increase was partially offset by a decrease in petroleum production of 4.5% and a decrease in liquid natural gas production of 0.3%. The decrease in petroleum production was driven by less activity due to social conflicts.

The production of natural gas grew by 6.8% in 2023, which was mainly due to increased production at Pluspetrol Perú Corporation, Repsol, Olympic, Aguaytía, UNNA Energía, Petroperú and Petrolera Monterrico. Pluspetrol Perú Corporation is the leading provider of energy in the country with 81.0% of the market share, followed by Repsol with 13.6%, Olympic with 1.9% and the other seven providers with 3.5%.

Crude petroleum production decreased by 4.5% as a result of reduced production by CNPC Perú, Sapet, Savia Perú, CEPSA, Olympic and Petrolera Monterrico. The primary provider of petroleum in the country was Petroltal Perú with a market share 36.5%, followed by CBPC Perú with 25.2%, Savia Perú with 11.0% and UNNA Energía with 10.5%.

The production of liquid natural gas also decreased by 0.3% in 2023 due to reduced extraction by Pluspetrol Perú Corporation, Savis Perú and Aguaytía.

Pluspetrol Perú Corporation was the largest provider of hydrocarbons with a market share of 82.8%, followed by Repsol with 16.2%, Savia Perú with 0.6%, Aguaytía with 0.2% and Petroperú with 0.1%.

In 2024, the hydrocarbons subsector grew 2.1% due to increased exploitation of crude oil (5.3%) and natural gas liquids (2.6%), both resources contributing a total of 0.3 percentage points to the sector’s overall performance; offset by a 1.2% drop in natural gas production levels, with a negative impact of 0.1 percentage points. The upward trend is due to the recovery in crude oil and natural gas liquids production, with the drilling of 58 development wells during 2024 compared to 41 wells drilled in the previous year, in addition to the component of natural gas production aimed at supplying external demand, as evidenced by the 7.7% increase in liquefied natural gas export volumes in 2024. Crude oil extraction activity recovered in 2024, growing by 5.3% after the decline in the previous year.

Natural gas liquids production (2.6%) recovered after contracting for four consecutive years, supported by higher extraction levels in Repsol’s Lot 57 and Pluspetrol Peru Corporation’s Lot 88.

Natural gas production decreased by 1.2%, after rising in the previous two years, due to low volumes recorded by Pluspetrol Peru Corporation (blocks 56 and 88), Petroperu (blocks I and Z-69), Offshore International Group (block X), and Aguaytía (block 31C).

In 2025, the hydrocarbons subsector declined by 1.6%. Production of natural gas liquids and natural gas fell by 6.4% and 3.3%, respectively. Production was affected by the declaration of a natural gas supply emergency in January (due to damage to the transmission system infrastructure), recurring maintenance, lower demand for thermoelectric power, and lower yields from the blocks. Oil production grew by 8.4% due to the first full year of operation at Block 8 (which reopened in late 2024) and higher production from Blocks 95 and IV. Output of natural gas liquids and natural gas fell repeatedly during the year because of disruptions to the transportation infrastructure, scheduled maintenance at processing plants, and operational shutdowns caused by weather and technical problems. Crude oil production continued the growth trend seen in 2024, mainly due to higher output at Block X, operated by Offshore International Group; Block 8, operated by Upland Oil and Gas LLC; Blocks III and IV, operated by UNNA Energía; Block 95, operated by Petrotal Perú; Block Z-1, operated by Vigo Energy; and Block V, operated by Corporación del Sur. Petrotal Perú remained the largest oil producer, with a 42.04% share. It was followed by Offshore International Group (18.44%), UNNA Energía (12.54%), Petroperú (11.34%) and Upland Oil and Gas LLC (7.01%). Together, these five companies accounted for 91.38% of total production.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals; and

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

In 2021, the manufacturing sector grew by 18.6% due to the higher activity of the primary and non-primary subsectors, accentuated by the statistical effect of comparing with the low production of the previous year, caused by the COVID-19 pandemic.

In 2022, the manufacturing sector grew by 1.0% due to the resumption of economic activities, increase in domestic demand and industrial exports. This result was influenced by the greater activity of the non-primary subsector by 2.5%, while the primary subsector decreased by 2.9%.

In 2023, the manufacturing sector decreased by 2.3%, reflecting reduced activity in both the primary and non-primary subsectors.  Primary manufacturing contracted 2.6%. This reflected lower production of fishmeal and fish oil, after problems in the year's first and second fishing seasons amid warm anomalies caused by El Niño. The decline was partially offset by higher oil refining, driven by the start-up of the final processing units at the New Talara Refinery. Non-primary manufacturing, meanwhile, declined by 8.2% in 2023 because of lower production of mass consumer goods, inputs, investment-oriented goods and export-oriented goods.

In 2024, the manufacturing sector grew by 4.6% due to increased activity in the primary and non-primary subsectors. The manufacture of primary resource processors increased by 8.2%. This result reflected higher production of fishmeal and fish oil, due to the base effect of problems in the first and second fishing seasons of the year caused by El Niño Costero in 2023. Non-primary manufacturing increased by 3.3% in 2024 due to higher production of consumer goods, inputs, and goods oriented to the external market.

In 2025, the manufacturing sector grew by 4.6% compared to the prior year. Per the Ministry of Production, this was driven by increased activity in both the primary and non-primary subsectors. This result was driven by growth of 1.9% in the non-primary manufacturing subsector and 4.9% in the primary manufacturing subsector.

Primary manufacturing

In 2021, the primary manufacturing sector grew by 3.2% due to higher refined oil production by Repsol, Pluspetrol and Petroperu, as well as higher fishmeal processing as a result of better anchovy catches. This growth was tempered by lower copper refining by Southern due to scheduled maintenance in November 2021.

In 2022, the primary manufacturing sector decreased by 2.5% due to decreased activity in the processing and preservation of fish, crustaceans and mollusks sectors with an 24.4% decrease, which resulted from a lower capture of anchovy and other species for the production of fishmeal and fish oil, as well as decreased processing of fish and shellfish for the frozen and cured industry for domestic and foreign markets (China and Taiwan). Additionally, the manufacturing of crude oil refining products decreased by 17.7% due to decreased production of diesel oil, LPG, gasoline and industrial oil for domestic markets. However, this was offset by a 10.7% increase in the manufacturing of primary products of precious metals and other non-ferrous metals which resulted from an increase of refining metals such as copper, zinc, tin and selenium to serve internal and external markets (United States and China). Furthermore, the processing and preservation of meat grew 2.8% due to an increased production of benefited meat (poultry, goat, pork, beef, llama, sheep and alpaca), smoked meat, chorizo, sausage, ham, bologna sausage and pâté for internal markets. Similarly, sugar production grew by 1.2% due to increased production by the sugar companies in Lambayeque, La Libertad and Arequipa that supply internal and external markets (Ecuador and Colombia).

In 2023, the primary manufacturing sector decreased by 2.3% due to the reduced production of flour and fish oil, which was caused by problems with the fishing season associated with the El Niño Costero phenomenon. The decrease was slightly offset by greater petroleum refining as a result of the production from the Nueva Refinería de Talara.

In 2024, the primary manufacturing sector grew by 8.3%, due to increased activity in the processing and preservation of fish, crustaceans, and mollusks, which grew by 41.99% due to higher catches of anchovies and other species for the production of fishmeal and fish oil compared to the previous year; meat processing and preservation grew by 4.4%, due to increased production of chorizo, smoked meats, ham, ham products, hot dogs, sausages, pâté, and processed pork, poultry, beef, and goat meat for the domestic market; the manufacture of petroleum refining products grew by 1.50%, due to increased production of lubricating oils, turbo fuel, and LPG for the domestic and foreign markets (Chile, Morocco, and Costa Rica); sugar production, with 5.68%, due to increased production by sugar companies in Piura, Lambayeque, Ancash, and Lima to supply the domestic and foreign markets (Panama and Cuba); and manufacture of primary products from precious metals and other non-ferrous metals with 0.30%, due to increased refining of metals such as cadmium, tin, and selenium to meet domestic and foreign demand (Argentina and the United Kingdom).

In 2025, the manufacturing of primary resource processors increased by 4.6%. This result reflected a 70.7% increase in the production of canned and frozen crustaceans and mollusks, driven by greater processing of species for the production of frozen products and fish oil destined for the domestic and international markets (such as China and Germany); the manufacture of petroleum refining products, which rose by 8.83%, due to increased production of diesel, gasoline, lubricating oils, and turbo fuel to meet domestic and foreign demand (such as in Brazil and Argentina); and meat processing and preservation, up 3.34%, due to increased production of smoked meats and processed poultry, pork, beef, alpaca, and llama meat for the local market.

The following table provides information regarding primary manufacturing production for the periods presented.

Primary Manufacturing Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Peeled rice	1.3	(1.0)	(2.1)	5.8	(1.3)
Sugar	(8.2)	1.2	(4.5)	5.1	(0.7)
Meat products	2.0	2.8	1.0	4.4	3.3
Fishmeal and fish oil	16.5	(24.4)	(52.8)	153.4	(0.1)
Canned and frozen fish products	5.1	(4.2)	29.3	(35.4)	70.7
Refining of non-ferrous metals	(4.5)	10.6	(0.3)	0.5	(2.7)
Petroleum refining	19.4	(17.7)	26.6	1.5	8.8
Overall change	3.2	(2.5)	(2.3)	8.3	4.6

Sources: INEI and Central Bank.

Non-primary manufacturing

In 2021, non-primary production increased by 25.2% by comparison with the lower supply during 2020 due to the COVID-19 restrictions. Investment-oriented sectors increased by 43.1% as a result of the comparative base effect as they were most impacted by the pandemic. In particular, machinery and equipment manufacturing, construction materials, industrial services, metal products, and iron and steel manufacturing grew the most in response to the shutdown during most of the second quarter of 2020.

Sectors related to mass consumption grew 16.7%, as they were the least affected by the pandemic and the first to be reactivated in 2020, and therefore the statistical effect was lower. These sectors include goods such as miscellaneous products, furniture, beer and malt, carbonated beverages and bakery foods.

Supply-related sectors increased 21.6% due to higher production of rubber, natural essences, processed wood, printing, and glass, among other products. Export-related areas rose 24.9% due to higher production of yarns, fabrics, finished products, artificial fibers, and knitted and woven fabrics, as a result of higher external demand due to the international economic recovery.

In 2022, non-primary production increased by 2.2% as a result of increased activity from three of its industries: intermediate goods at 4.2%, consumer goods at 0.3% and capital goods at 9.8%.

Sectors linked to mass consumption decreased 2.8%, mainly due to the lower production of furniture and other paper and cardboard items and lower domestic demand for various manufactures. Additionally, decreased manufacturing of dairy products occurred due to a decreased demand, which resulted from a rise in prices and the stoppage of the main dairy plants during the social conflicts in the Arequipa region. However, this was offset by a 5.7% growth in investment oriented sectors, which resulted from an increase in production of metal products due to the higher internal demand for structural use and higher external demand for metal tanks. It was further offset by the increase in production from the iron and steel industry due to increased demand for paints, varnishes and lacquers, as well as machinery and equipment.

Supply-related sectors increased 1.9% mainly as a result of increased production of explosives and natural essences, processed wood, glass, wheat flour, animal feed, and other products. Sectors focused on the external market grew 14.2% due to increased production of canned food, knitted fabrics, clothing, and artificial fibers which resulted from a greater external demand.

In 2023, non-primary production decreased 8.0% due to lower production of mass consumer goods, consumable goods, goods related to investment and goods destined for the international market. Production of mass consumer goods decreased by 3.5% primarily due to lower production of dresses as a result of lower domestic and external demand. The lower production of oils, fats, furniture, as well as reduced demand for alcohol beverages and other articles of paper and cardboard, also contributed to the decrease.

Goods related to investment also decreased 6.5% as a result of lower construction, which included cement, construction materials and industrial products made of iron and tin. Lower manufacturing of electric machinery also contributed to the decrease.

Consumable goods decreased by 11.9% due to lower production of processed wood and the related loss of production of furniture. Lower production of plastics, explosives, glass and glass products, paper and cardboard, and animal feed also contributed to the decrease.

Goods destined for the international market also decreased by 19.9% due to lower production of food preservatives that was caused by a shortage of raw materials associated with the El Niño Costero phenomenon. Additionally, the decrease was caused by less external demand for clothing, fabrics and other textiles, particularly from the United States.

In 2024, non-primary production increased by 3.3% as a result of higher production of consumer goods (6.0%), inputs (2.2%), and goods oriented toward the external market (7.4%).

Sectors linked to mass consumption increased by 6.0%, mainly due to higher production of furniture and clothing. Higher manufacturing of toiletries and cleaning products, miscellaneous manufactured goods, pharmaceuticals, and noodles also contributed, related to the recovery of economic activity and improved expectations.

Sectors linked to inputs increased by 2.2%, mainly due to higher production of processed wood. Higher production of ropes and twine, plastics, and pesticides also contributed, as did higher manufacturing in sectors associated with agro-exports, such as paper and cardboard packaging, and the external market, such as other textile products.

Sectors oriented toward the external market grew by 7.4% due to increased production in the clothing, yarn, fabrics and finishes, and knitted fabrics and articles sectors, as a result of higher external demand, especially from the United States. The recovery of canned foods also contributed, following the decline in the availability of raw materials observed in 2023, associated with El Niño Costero.

In 2025, non-primary production increased by 2.0% as a result of  higher production of investment-oriented goods and goods destined for the foreign market. Investment-oriented sectors grew by 8.9% as a result of increased industrial services. The growth in the transportation equipment, cement, and iron and steel industries also contributed to this increase. Export-oriented sectors grew by 8.6% due to increased production in the textiles, knitwear, and apparel sectors, driven by higher foreign demand, particularly from the United States. The recovery in the canned food sector also contributed to this growth.

The following table provides information regarding primary manufacturing production for the periods presented.

Non-Primary Manufacturing Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Food and drinks	11.6	4.0	(6.5)	0.2	2.0
Textiles, leather products and footwear	30.0	14.3	(16.2)	7.9	4.7
Wood and furniture	37.1	(14.1)	(12.9)	28.0	4.5
Paper products	9.3	(8.0)	(10.0)	0.3	1.2
Chemical, rubber, and plastic products	13.5	1.2	(4.3)	6.5	(3.7)
Non-metallic minerals	42.2	3.9	(11.2)	(5.3)	0.6
Iron and steel production	45.4	5.7	(5.9)	(3.1)	7.2
Equipment and metal products	47.0	10.8	(7.0)	(9.8)	4.3
Other	72.4	(16.7)	13.4	8.6	(33.1)
Industrial services	55.0	0.2	0.3	3.8	64.3
Overall change	25.2	2.2	(8.0)	3.3	2.0

Sources: INEI and Central Bank.

Construction

In 2021, the construction sector expanded by 35.0% and contributed 6.6% to GDP. This growth was mainly due to self-construction and public and private works. During this year, domestic cement consumption, which is the main indicator of the sector’s activity, increased 36.8% compared to 2020.

In 2022, the construction sector expanded by 3.1% and contributed 6.6% to GDP. This growth was mainly due to a 15.0% growth in the physical progress of works which resulted from greater investment from the local, regional and central government. Construction activity was carried out within the State of National Emergency framework until October 28, 2022 while natural disasters and social conflicts caused a slowdown in private investment. Domestic cement consumption decreased by 0.7%; however, private and self-sustaining works such as multi-family housing developments, the construction of apartments and the development of raw land into residential and industrial zones showed that construction continued, albeit at a slower rate. Furthermore, projects related to the expansion and remodeling of office spaces and the construction of private schools, shopping centers, buildings in industrial plants, in mining facilities, and complementary infrastructures for electrical, telecommunications, and hydrocarbon services also continued. The physical progress of works increased by 15.3% as a result of the increase in public investment from local governments by 19.3%, regional governments by 22.2% and the central government by 0.2%.

In 2023, the construction sector contracted by 8.2%, which was primarily due to less self-construction of homes and private construction. During the year, domestic consumption of cement, which is the principal indicator of the activity in the sector, decreased by 11.6%. However, construction works promoted by governments increased by 2.0%, which were partially offset by the reduction in investment by local governments. Construction activity was generally limited by natural disasters (such as the Yaku cyclone) and social conflicts during the year, which decreased private investment. The Peruvian Chamber of Construction (Cámara Peruana de la Construcción) reported that 46,585 residential houses were available in Lima, which represented a 13.4% increase from the prior year. In total square meters, total square meters available in homes increased to 3,146,000, which represents an increase of 10.4% from the prior year.

In 2024, the construction sector expanded by 3.6% and contributed 6.1% to GDP. This growth was mainly due to greater progress in public works. During this year, domestic cement consumption, the main indicator of activity in the sector, increased by 0.2%. In 2024, 21,000 housing units were sold, 23.3% more than in 2023. Sales grew in all urban sectors except Callao, with the largest increases recorded in Lima Centro, Lima Top, and Lima Moderna (33.0%, 32.3%, and 27.4%, respectively).

In 2025, the construction sector grew by 6.7%, driven primarily by higher domestic cement consumption, which rose by 7.5%. Meanwhile, public works projects grew by 5.1%. Regarding the residential real estate market, the Peruvian Chamber of Construction (CAPECO) reported that in 2025, 50,013 housing units were listed for sale in Metropolitan Lima, 3.0% more than the previous year (48,540 units). In 2025, just over 29,000 housing units were sold, a 38.6% increase compared to 2024.

Electricity, Water and Gas

From 2021 to 2025, the electricity, water and gas sector contributed 1.9% on average to GDP.

In 2021, the electricity, gas and water sector increased by 8.5%, which can be explained by an increase in electricity (9.6%) and gas (17.8%) sub-sectors, while the water sub-sector increased 0.2%.

In 2022, the electricity, gas and water sector increased by 3.9%, which can be explained by an increase in electricity (4.2%) and gas (1.9%) sub-sectors, while the water sub-sector increased 2.5%.

In 2023, the electricity, gas and water sector increased by 3.7%, which is mainly due to an increase in electricity (4.0%), and gas (2.0%) sub-sectors, while the water sub-sector increased 1.5%.

In 2024, the electricity, gas and water sector increased by 2.4%, which is mainly due to an increase in electricity (2.6%), and water (1.4%) sub-sectors, while the gas sub-sector decreased 1.9%.

In 2025, the electricity, gas and water sector increased by 2.0%, which is mainly due to an increase in electricity (2.3%), and gas (1.1%) sub-sectors, while the water sub-sector decreased 0.1%.

Electricity

The electricity sub-sector in Peru was traditionally under the control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included segregating it into production, distribution, and transmission. The government initially focused most of its deregulation and privatization efforts in energy production and distribution segments but gave open access to Peru’s transmission grid. The government also granted concessions of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance, and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices, and the introduction of more efficient centers to the system.

In 2021, the electricity sub-sector grew by 9.6%, with consumption of hydroelectric power reaching approximately 31.3 TWh, a 4.7% increase compared to 2020.

The total national breakdown by source was: public hydraulic energy (56.4%), public thermal energy (38.9%) and non-conventional renewable energy (wind and solar) (4.7%).

In order to meet the country’s electricity demand for clean energy, the Duna and Huambos wind power plants in the province of Chota (Cajamarca region) were inaugurated in 2021, bringing Peru’s total installed capacity to 408 MW (megawatts).

In 2022, the electricity sub-sector grew by 4.2%, based on the breakdown by source, it was reported that the thermal energy for public use reached approximately 25.9 TWh, an increase of 19.9% compared to 2021, furthermore the production of plants with non-conventional renewable energy (wind and solar) grew by 5.7% compared to 2021.

The total national breakdown by source was: public hydraulic energy (50.4%), public thermal energy (44.8%) and non-conventional renewable energy (wind and solar) (4.8%).

Electricity production, by source, reported that production for public thermal energy grew 19.9% to a total of approximately 25.9 TWh in 2022 as compared to 2021 primarily due to increased generation from the thermal power plants of Kallpa, Chilca I, Fénix, Ventanilla and Termochilca. Similarly, the production from non-conventional renewable energy plants (wind and solar) grew by 5.7% due to a 7.2% and 2.4% higher production of wind energy and solar energy, respectively. The production of hydraulic energy for public use decreased by 6.8% from 2021 to reach a total of approximately 29.2 TWh as a result of the decrease in generation of the hydraulic power plants of Mantaro, Restitución, Cerro del Águila, Chaglla, Cañón del Pato, Yuncan, Chinango, El Platanal, Charcani III, Charcani IV, Charcani V, Quitaracsa, Callahuanca, Matucana, Huanza, Huampani and Yaupi.

In 2023, the electricity sub-sector grew by 9.4%, which was primarily due to higher generation from Kalpa, Fenix Ventanilla and Chilca I. Similarly, the production for renewable energy (wind and solar) grew by 20.3% due to an increase in wind energy of 21.9% and solar energy of 16.4%. The production of hydraulic energy decreased by 2.2%, which was caused by lower production at the hydraulic centers of Cerro del Águila, El Platanal, Yuncan, Chimay, Restitución, Santa Teresa, Mantaro, Cañón del Pato and Machu Picchu.

In 2024, the share of each type of energy in total generation was as follows: public hydroelectric power contributed 50.9%, public thermoelectric power 40.7%, and non-conventional renewable energy (wind and solar) 8.4%. By economic group, the private sector accounted for 66.1% of total energy generated for the electricity market, state-owned companies contributed 16.2%, and other groups accounted for the remaining 17.7%. The economic groups with the largest share were IC Power Peru, Enel, Engie, Colbún Peru S.A., Statkraft Peru Holding S.A.C., and China Three Gorges Corporation (CTG). By source, hydroelectric power for the public grid produced 31.4 TWh in 2024. That was 10.2% more than in 2023, driven mainly by higher generation at the Mantaro, Chaglla, Río Santiago and Yuncán hydroelectric plants.

In 2025, the electricity sub-sector grew by 2.3%. By source, hydroelectric power for public use reached production of approximately 33.4 TWh in 2025, representing a 6.2% increase compared to 2024, driven primarily by increased generation at the Aricota 1, Chimay, Yanango, Huanza and Chaglla hydroelectric plants. Following the same trend, production from non-conventional renewable energy plants (wind and solar) grew by 19.0%, driven by a 74.4% increase in solar energy production and a 1.1% increase in wind energy production. In 2025, the breakdown by energy type in total generation showed that public hydroelectric power accounted for 52.9%, public thermoelectric power for 37.3% and non-conventional renewable energy (wind and solar) for 9.8%.

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	For the year ended December 31,
	2021	2022	2023	2024	2025
Production of electricity sector (in GW/hr):
Thermal	20,766	25,161	27,579	24,304	22,738
Hydroelectric	31,158	28,798	28,215	31,061	33,042
Wind	1,811	1,930	2,353	3,914	3,957
Photovoltaic	802	821	956	1,366	2,177
Biomass	356	354	342	375	384
Total generation	54,892	57,064	59,446	61,019	62,297
Losses, transmission and distribution (in GW/hr)	4,018	4,564	4,031	4,376	3,396
Energy production (in millions of U.S.$)	2,144	2,228	2,321	2,383	2,299
Energy sale income (in millions of U.S.$)	4,792	5,673	6,096	6,101	6,212
Consumption by economic sector (in GW/hr):
Residential	10,324	10,320	10,576	10,670	11,082
Industrial	31,950	34,073	35,619	35,646	36,298
Government	1,169	1,178	1,175	1,189	1,218
Commercial	4,507	4,741	5,122	5,494	5,736
Total consumption	47,950	50,312	52,492	52,999	54,333

Sources: OSINERGMIN and COES.

Water

The government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned, or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

In 2021, the water sub-sector grew by 0.2% due to higher production volumes in Sedapar (6.2%), Sedalib (0.1%) and EPS Grau (1.7%), while production decreased in Sedapal by 0.4%, Seda Chimbote by 4.1% and Epsel by 3.9%.

In 2022, the water sub-sector grew by 2.4% due to favorable results throughout the 12 months of the year, with the highest being June 2022. This increase was driven by increased production in Sedapal (3.5%), Sedapar (2.5%) and Sedalib (1.1%); and was partially offset by decreased production in Seda Chimbote (4.1%), EPS Grau (1.0%) and Epsel (1.4%). Increased water production from Sedapal was driven by increasing activity by 1.4% in the potable water treatment plants and by 13.2% in the wells of Lima and Callao. Furthermore, as of December 2022 there was a 92.0% registered progress of two important potable water and sanitation projects for Lima Sur and Puente Piedra that were financed by a joint investment of about S/120.0 million from the Ministry of Housing, Construction, and Sanitation and the Lima Drinking Water and Sewage Service (Sedapal).

In 2023, the water sub-sector grew by 1.5% due to favorable results from Peru’s largest business in the sector. Production increased at Sedapal by 2.8%, Sedapar by 0.2%, EPS Grau by 1.1% and Epsel by 1.2%, but was partially offset by production at Sedalib and Seda Chimbote. The increased production by Sedapal was due to the higher activity in its water treatment plants and wells in Lima and Callao.

In 2024, water sub-sector grew by 1.4%, due to higher production volumes from the main companies nationwide: Sedapar (2.5%), Sedapal (0.2%), Sedalib (2.5%), Epsel (4.7%), and Seda Chimbote (4.3%); In contrast, EPS Grau reported a decrease (-0.1%). Water production from Sedapal grew by 0.2% due to increased activity at drinking water treatment plants (6.4%).

In 2025, water sub-sector decreased by 0.1%, due to a decrease in production volumes at the major companies nationwide: Sedapar (-1.4%), Sedapal (-0.5%), Epss Selva Central (-5.5%), and Eps Sedaloreto (-2.7%), among others.

Gas

In 2021, in the gas sub-sector, gas distribution increased by 17.8% due to higher distribution to the industrial sector (category E) by 23.4%, to electricity generators (category GE) by 17.6% and vehicular natural gas distribution by 2.4%. Calidda’s gas distribution increased by 19.5% with a share supply of 93.1%, Contugas’ distribution grew by 0.1% with a share supply of 6.0%, while Quavii decreased its supply by 5.7% and a share supply of 0.9%. Calidda concentrates its operations in Lima and Callao; Contugas covers Ica; and, Quavii distributes to the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca.

In 2022, in the gas sub-sector, gas distribution increased by 1.9% due to favorable results during eight months of 2022, with April showing the highest increase. The positive performance of gas distribution (1.9%) was the result of a 5.4% increase in distribution to the industrial sector and a 22.2% increase for vehicular natural gas; however, this was offset by a 0.3% fall in distribution to electric generators. According to the companies Calidda and Quavii, their gas distribution increased by 3.6% and 31.0% in 2022, with market shares of 94.7% and 1.1%, respectively. On the other hand, Contugas reduced its distribution by 28.3% with a market share of 4.2%. Lastly, the government has stated its commitment to accelerate the massification of natural gas by coordinating efforts with private entities to have a greater number of connections at the national level. In this vein, there are existing advanced negotiations with regional governments to begin more projects of natural gas massification in the Peruvian macro center and macro south regions.

In 2023, in the gas sub-sector, gas distribution increased by 2.0% due to an increase of distribution by electric generators of 2.9% and an increase in vehicular natural gas establishment of 12.7%, which was partially offset by a decrease in distribution by businesses (category E) of 8.1%. According to certain business, Calidda increased its distribution of gas by 3.6%, with a market share of 96.2%, while Contugas and Quavii reported decreases of 30.5% and 14.4%, with market share of 2.9% and 0.9%, respectively.

In 2024, in the gas sub-sector, gas distribution declined by 1.9% due to lower demand from electric generators of -5.4%; however, demand from companies increased by 1.3% and from natural gas vehicle retail outlets by 8.2%. According to these companies, Calidda decreased its distribution by 2.2%, with a market share of 95.8%. However, Contugas reported a positive variation of 2.4% with a 3.0% share, and Quavii grew 17.3% with a 1.1% contribution to the total.

In 2025, in the gas sub-sector, gas distribution increased by 1.1% due to an increase in business demand (E) of 7.68% and an increase of 5.35% in demand from retail stations offering natural gas for vehicles (NGV). However, demand from electric power generators (GE) decreased by 0.96%.

Wholesale and Retail Trade

Wholesale and retail trade increased 17.8% in 2021, 3.3% in 2022, 2.4% in 2023, 3.0% in 2024 and 3.6% in 2025. During the five-year period from 2021 through 2025, this sector contributed on average 10.7% per year to GDP, making it the third most important sector of the economy.

In 2021, wholesale and retail trade increased by 17.8%, driven mainly by the improved performance of wholesale trade, retail trade and automotive trade, due to the gradual reopening of economic activities. Wholesale trade increased by 18.3%. Retail trade increased by 13.4%, due to the increase in sales of hardware, paints, and glass products, as a result of the demand for home improvement products (cement, iron, ceramics, flat and tempered glass). The motor vehicle trade grew by 32.6%, mainly due to increased sales of motor vehicles, in line with the economic reactivation, and at the same time the sale of motor vehicle parts, pieces and accessories and the maintenance and repair service of motor vehicles grew.

In 2022, wholesale and retail trade increased by 3.3%, driven mainly by the good performance of wholesale trade, retail trade and automotive trade due to the gradual reopening of economic activities. Wholesale trade increased by 3.5% due to increased demand of machinery, equipment for trading of machinery for the various productive sectors in the country, and office equipment. Retail trade showed an increase of 2.4%, driven by greater sales of fuel for vehicles at service stations and gas stations due to the increase in interprovincial land transport of passengers and vehicles nationwide, in addition to the opening of new points of sale. Sales of clothing, footwear and leather goods increased due to product diversification and new fashion trends. Conversely, the sale of hardware items, paints and glass products decreased, as did the sale of food, beverages and tobacco in supermarkets, hypermarkets and mini markets. The automotive trade grew by 4.8%, driven by the increased sale of vehicles such as SUVs, pick-up trucks and vans, as well as heavy vehicles such as minibuses, buses and tractor-trailers and the sale of semi-new units. Likewise, the maintenance and repair of motor vehicles grew due to the demand of economic sectors for repair, cleaning and disinfection services.

In 2023, wholesale and retail trade increased by 2.4%, driven by the positive performance of each of wholesale trade, retail trade and automotive trade. Wholesale trade increased by 2.3%, primarily due to increased demand for machinery and equipment for the mining and health sectors. Retail trade increased by 2.7% as a result of increased sales of fuel for vehicles at service stations, as well as sales of cell phones, veterinary medical products, eyewear, agrochemical products, pharmaceutical and medicinal products, cosmetics and other items. Automotive trade grew by 1.0% due to higher vehicle sales and demand for vehicle maintenance and repair services.

In 2024, wholesale and retail trade increased by 3.0%, driven by the dynamism of wholesale trade, retail trade, and automotive trade. Wholesale trade increased by 3.2% due to the sale of solid, liquid, and gaseous fuels, lubricants, oils, and greases, in line with the increase in the number of vehicles and domestic gas distribution. Similarly, sales of heavy machinery were higher, targeting the mining, construction, agribusiness, and industrial sectors, as were sales of medical equipment. Retail trade experienced an increase of 3.2%, driven mainly by fuel sales, due to higher vehicle demand, the opening of new service stations, commercial strategies (points, raffles, combos), and inter-institutional agreements. The automotive trade registered an increase of 0.2%, due to the sale of motor vehicle parts and accessories, commercial strategies, and a new customer base.

In 2025, wholesale and retail trade increased by 3.6%, driven by growth in wholesale trade, retail trade, and the automotive sector. Wholesale trade increased by 3.32%, driven by higher sales of liquid and gaseous fuels and related products such as lubricants, greases, and oils, due to increased activity in various productive sectors and higher inventory turnover at gas stations and service stations. Retail trade recorded a 3.5% increase, driven by fuel sales, linked to the higher number of vehicles on the road and the addition of new customers. Sales at supermarkets, hypermarkets, and convenience stores grew due to the opening of new locations, seasonal promotions, and consumer loyalty programs. The automotive sector showed a 7.0% increase, linked to higher vehicle sales volumes, which were boosted by access to direct financing, model diversification among major brands, corporate contracts, bids, new dealerships, and the availability of funds from the AFP and the CTS.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s economy that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism, and financial services. In aggregate, this sector grew by 11.5% in 2021 and 3.6% in 2022, decreased 0.3% in 2023 and grew by 3.1% and 3.6% in 2024 and 2025, respectively.

The “Other Services” sector accounted, as a percentage of GDP, for 51.2% in 2020, 50.3% in 2021, 50.7% in 2022, 50.8% in 2023 and in 2024.

Transportation, Warehousing and Telecommunications

The transportation, warehousing subsector and telecommunications and other information services sub-sector has grown most years since 2008 due to sustained domestic demand for telephone services. Because of greater dynamism in the transportation sub-sector the communications sub-sector grew at a compound annual rate of 5.1% in the period from 2021 to 2025.

In 2021, this sector grew by 14.9% year-over-year, driven by the transportation and telecommunications subsectors that grew by 20.1%, and 10.5%, respectively.

The transportation subsector grew by 20.1% due to greater activity in its three components: land and pipeline transportation by 16.8%, air transportation by 21.0%, and water transportation by 6.7%. The storage, mail, and courier subsector expanded by 19.0%, explained by the favorable performance of activities related to land, air and water transportation services, as well as cargo handling and increased demand for postal and courier services.

In 2021, the telecommunications and other information services sector grew by 10.5% year-over-year due to the increase in the telecommunications subsector and in the other information services subsector. The favorable performance of the sector was the result of the easing of COVID-19 restrictions. The telecommunications subsector showed an increase of 7.4%, driven by telephony services with a growth of 8.0%, internet and subscription television of 6.8% and data transmission services of 0.1%. This increase was aided by the positive impact of the permanent demand for the services offered by the different telecommunications operators. The subsector of other information services grew by 9.6%, sustained by the evolution of computer programming and consulting activities; television and radio programming and transmissions; production, distribution and exhibition of cinematographic films, videos, and television programs. However, publishing services showed a decrease.

In 2022, this sector grew by 6.2% year-over-year, driven by the transportation subsector that grew by 14.1%.

The transportation subsector grew by 8.7% year-over-year due to the greater activity in its three components: transport by air (60.75%), transport by land and pipelines (5.7%) and transport by water (2.9%). The storage, mail and courier subsector expanded by 1.6%, explained by a 1.9% increase in storage and transport support activities, especially those linked to air transportation (15.6%) with assistive services at airports; and land transport (2.7%), due to the increase in services at land terminals and maintenance and operations on the road. Other activities that support transportation (4.7%) were driven by the increased demand for advisory, agency and customs clearance. However, postal and courier services decreased by 1.9% due to a lower requirement in sending packages and a decrease in the customer base.

In 2022, the telecommunications and other information services sector decreased by 1.3% year-over-year due to 4.5% growth in the other information services subsectors, partially offset by a 2.0% decline in the telecommunications subsector.

The telecommunications subsector decreased by 2.0% year-over-year, maintaining a negative performance, as a consequence of the 3.9% decrease in telephone service, both fixed and mobile, reported by the main operating companies, as well as an 11.3% decrease in the data transmission service, explained by the lower traffic of text messages and multimedia messages which was partially offset by an increase of 3.4% in internet service and subscription television.

The subsector of other information services (4.5%), expanded in three of its four components: activities of production, distribution and exhibition of cinematographic films, videos and television programs grew by 30.1%, computer programming, consulting of computing and related activities grew by 4.8% and publishing grew 1.7%; however, television and radio programming and broadcasting activity decreased by 1.4%.

In 2023, this sector increased by 1.6% year-over-year, despite decreased activity in the transportation subsector, which was offset by a decrease in the warehousing subsector. The transportation subsector increased 5.0% due to greater activity of its three components: transport by air (14.8%), transport by land and pipelines (2.2%) and transport by water (2.9%). Warehouse services decreased by 7.7% due to lower storage and temporary deposits and other activities related to transport services.

The telecommunications subsector decreased by 3.9% year-over-year due to the decrease of 6.4% of the telecommunications subsector, 9.3% of the telephone services subsector and 21.8% of the data transmission subsector, which were partially offset by an increase of 1.4% of internet services. The other information services subsector decreased by 1.2%, primarily due to the negative performance of television programming, which was partially offset by cinematic production activities.

In 2024, the transportation, storage, mail, and courier sector increased by 5.9% year-over-year due to positive growth in the transportation subsector of 6.2% and the storage, mail, and courier subsector of 5.7%. The telecommunications and other information services sector registered a growth of 1.9%, determined by growth of 2.1% in the telecommunications subsector and 1.4% in the other information services subsector.

In 2025, the transportation, storage, mail, and courier sector grew by 5.0% year-over-year, driven by positive growth in the transportation subsector of 3.9% and in the storage, mail, and courier services subsector of 8.0% (the latter due to 8.26% growth in warehousing and transport support activities, reflecting more storage and warehousing of goods, more support services for water, land and air transport, and more cargo handling). The telecommunications and other information services sector decreased by 0.4%, due to declines in the telecommunications subsector of 0.4% and other information services of 0.1%. The telecommunications subsector contracted by 0.4%. This was because telephone services fell by 3.6%, mainly due to a sharp 12.8% drop in fixed-line telephone services and a 3.2% decline in mobile telephone services. Data transmission and other services also fell by 0.7% because of lower multimedia and text message traffic. By contrast, Internet and pay television services grew by 4.3%, driven by a 5.2% increase in Internet services. Pay television continued its downward trend, declining by 2.5% as the number of paid television subscriptions fell.

Telecommunications

The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	For the year ended December 31,
	2021	2022	2023	2024	2025
Fixed wire lines in service	2,177,819	1,862,402	1,522,628	1,440,103	1,160,337
Cellular phones	43,129,394	41,587,615	41,350,008	42,705,687	43,822,038
Public phones	88,214	47,942	43,854	36,725	24,655

Source: OSIPTEL.

Financial and insurance services

In 2021, financial and insurance services grew by 4.4% year-over-year, a lower rate than the one recorded in 2020 as part of the effects generated by the COVID-19 pandemic in the country.

In 2022, financial and insurance services decreased by 3.4% year-over-year, primarily due to negative effects generated by the COVID-19 pandemic in the country and the world, together with the political turmoil in Peru.

In 2023, financial and insurances services decreased by 3.6% year-over-year due to general adverse effects of the international market, social conditions and adverse weather events.

In 2024, financial and insurance services decreased by 1.8% year-over-year due to adverse effects generated in the international context. In December 2024, the financial and insurance sector registered growth of 1.8% compared to the same month of the previous year. This result was due to the registration of higher deposits made in commercial banks, which have the largest share in the Peruvian financial system.

In 2025, financial and insurance services grew by 0.5% year-over-year. This was due to the implementation of monetary policy with the primary objective of preserving the country's monetary stability; furthermore, technological advances, specifically the use of digital tools in banking and finance, had a positive impact on the growth of financial and insurance services in 2025.

Lodging and restaurants

In 2021, the lodging and restaurants sector grew by 42.5% year-over-year due to the increased activity in the restaurants subsector by 47.2% and the reduction in activity in the lodging subsector by 8.0%.

In 2022, the lodging and restaurants sector grew by 23.3% year-over-year due to the increased activity in the restaurants subsector by 22.2% and in the lodging subsector by 44.9%.

In 2023, the lodging and restaurants sector grew by 2.7% year-over-year due to the increased activity in the restaurants subsector by 2.6% and in the lodging subsector by 4.9%.

In 2024, the lodging and restaurants sector grew by 3.5% year-over-year due to the increased activity in the restaurants subsector by 3.4% and the lodging subsector by 8.2%.

In 2025, the lodging and restaurants sector grew by 2.3% year-over-year due to the increased activity in the restaurants subsector by 2.2% and the lodging subsector by 3.4%.

Tourism

See “Balance of Payments and Foreign Trade—Balance of Payments—Services Trade” below for information on the tourism sub-sector.

Public Administration

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the executive branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the government to enter into legal stability agreements with foreign and domestic investors that invest at least U.S.$5.0 million, or U.S.$10.0 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the executive branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with the Private Investment Promotion Agency (“Proinversión”); the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the government has privatized most of its assets in the finance, fishing, and telecommunications sectors. The government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity, and agriculture sectors. The 269 privatizations and 72 concessions that have been completed in Peru since 1991 have generated investments of approximately U.S.$34.4 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s re-election in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining, and agricultural development. The privatization program was viewed unfavorably by a significant percentage of Peruvians, who were fearful they would lose their jobs due to privatizations and were opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, in 2002 the government sought to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003, with the regional government of Pasco proceeding with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed the privatization program in 2004.

On April 30, 2021, two projects were concessioned to Celeo Redes S.L.U., with a projected investment of U.S.$28.8 million. The “Línea de Transmisión 138 kV Puerto Maldonado – Iberia,” 160 km long, is intended to supply electricity to the city of Iberia, towns and industrial loads in the area, with energy from the National Interconnected Electrical System (Sistema Eléctrico Interconectado Nacional – SEIN). As part of the project, the Puerto Maldonado substation must be expanded to complete the connection cells of the existing transformer and installation of the outlet bay of the Puerto Maldonado-Iberia line. The “Subestación Valle del Chira de 220/60/22.9 kV” is intended to allow greater reliability in the energy supply in Piura.

On March 7, 2022, the project “Infrastructure and complementary services contribution to the education managements for new High Performance Schools in the regions of Pasco, Huancavelica and Cuzco” was awarded to Concesionaria de Proyectos de Infraestructura Sucursal Perú, a company from the Marthnos Group. The project involves an investment of U.S.$57.8 million and provides for the development of educational infrastructure in Chontabamba (Pasco), Callqui Grande (Huancavelica) and Oropesa (Cuzco), through a 20-year concession, for the design, financing, construction and equipping of three high performance schools. This project was directly awarded through private initiatives.

On July 15, 2022, the projects 220 kV Reque-Nuevo Carhuaquero link, substations, lines and associated extensions and SE Nueva Tumbes 220/60 kV-75 MVA and LT 60 kV were awarded to Acciona Concesiones S.L. The projects involved an investment of U.S.$17.9 million and allowed us to meet with efficiency and quality the growing demand for electrical energy in the regions of Cajamarca, Tumbes and Lambayeque. The project was completed and inaugurated on October 19, 2026. Reque-Nuevo Carhuaquero will begin its commercial operations on June 30, 2027 and Nueva Tumbes has been operational since the beginning of 2026.

On January 31, 2023, the projects “Enlace 220 kV Ica – Poroma, ampliaciones y subestaciones asociadas” and “ITC Enlace 220 kV Caclic – Jaen Norte (2 circuitos), ampliaciones y subestaciones asociadas” were awarded to Acciona Concesiones S.L. The projects involve an investment of U.S.$73.1 million and will permit the regions of Ica, Amazonas and Cajamarca to meet increased demand for electricity. The projects are expected to be completed in December 2026 and August 2027, respectively.

On June 28, 2023, the projects “Hospitales Especializados de ESSALUD de Piura y Chimbote” was awarded to IBT Health LLC. The projects are expected to benefit more than 1.6 million people in Piura, Tumbes and Chimbote (Áncash). The projects involve an investment of U.S.$323 million to benefit insured persons.

On July 31, 2023, the project to provide electric interconnectivity between Peru and Ecuador was awarded to a Spanish business, Celeo. The project involves an investment of U.S.$108.0 million and provides for a concession period of 30 years.

On August 25, 2023, five electric projects, including “Enlace 500 kV San José – Yarabamba, ampliaciones y subestaciones asociadas,” “ITC Enlace 220 kV Piura Nueva – Colán, ampliaciones y subestaciones asociadas,” “ITC Enlace 220 kV Belaunde Terry – Tarapoto Norte (2 circuitos), ampliaciones y subestaciones asociadas,” “ITC SE Lambayeque Norte 220 kV con seccionamiento de la LT 220 kV Chiclayo Oeste – La Niña/ Felam, ampliaciones y subestaciones asociadas,” and “Subestación Piura Este de 220/60/22.9 kV” were awarded. The projects involve an investment of U.S.$118.0 million that is expected to benefit 5.5 million people in San Martin, Arequipa, Lambayeque and Piura with electricity. These projects are currently in the execution phase.

On October 27, 2023, the projects “Enlace 500 kV Huánuco – Tocache – Celendín– Trujillo, ampliaciones y subestaciones asociadas” and “Enlace 500 kV Celendín – Piura, ampliaciones y subestaciones asociadas” were awarded to Interconexión Eléctrica S.A. E.S.P. These projects involve an investment of U.S.$607 million and a concession of 30 years, and they are expected to benefit seven regions of the country by providing electricity.  The projects are expected to be operational in July of 2029.

On June 9, 2023, a project for telecommunications services was awarded to Viettel Perú S.A.C. la Concesión Única. The project involves an investment of U.S.$600 million and a concession of 20 years.

On June 26, 2024, the energy projects “Nueva Subestación ”Hub“ Poroma (Primera Etapa) y Enlace 500 kV ”Hub“ Poroma - Colectora, ampliaciones y subestaciones asociadas”, “Nueva Subestación ”Hub“ San José – Primera Etapa y Enlace 220 kV ”Hub“ San José – Repartición (Arequipa), ampliaciones y subestaciones asociadas (Proyecto ITC)” and “Nueva SE Marcona II y Enlace 138 kV Marcona II - San Isidro (Bella Unión) - Pampa (Chala), ampliaciones y subestaciones asociadas (Proyecto ITC)”, were awarded to Consorcio OA. These projects involve an investment of U.S.$153 million and a concession of 30 years, they are expected to benefit two regions of the country providing electricity.

On August 28, 2024, the project consisting of the implementation of essential improvement and rehabilitation works along the railway line (128.7 km), in two sections (T1 78 km; T2 50 km), the acquisition of rolling stock with the aim of providing rail transport services through an operator, as well as the maintenance of the infrastructure and rolling stock, was awarded to Consorcio Concesionaria Ferroviaria Del Centro. The project involves an investment of U.S.$564 million.

On August 29, 2024, the energy projects “L.T. 500 kV Chilca CTM-Carabayllo - Tercer Circuito (Componente 1.1.del Proyecto Vinculante Enlace 500 kV Chilca, CTM-Carabayllo, Ampliación de Transformación y Reactor Núcleo de aire SE Chilca CTM)”, “Nueva Subestación Bicentenario 500/220 kV ampliaciones y subestaciones asociadas”, “Reconfiguración Enlace 220 kV Chavarría – Santa Rosa – Carapongo, líneas, ampliaciones y subestaciones asociadas (Proyecto ITC)”, “Nueva Subestación Muyurina 220 kV, Nueva Subestación Ayacucho, LT 220 kV Muyurina-Ayacucho, Ampliaciones y Subestaciones Asociadas” and “Ampliación de Capacidad de Suministro del Sistema Eléctrico Ica (Proyecto ITC)”, were awarded to Alupar Perú S.A.C. These projects involve an investment of U.S.$404 million.

On December 18, 2024 the energy projects “Enlace 220 kV Aguaytía – Pucallpa, subestaciones, líneas y ampliaciones asociadas (Proyecto ITC)”, “Incremento de la Confiabilidad 138-60KV del Sistema Eléctrico de Tarma – Chanchamayo” and “Incremento de capacidad y confiabilidad (Criterio N-1) de Suministro del Sistema Eléctrico Huaraz (Proyecto ITC)”, were awarded to Engie Energía Perú S.A. These projects involve an investment of U.S.$94 million.

On March 22, 2024, the New Port Terminal of San Juan de Marcona, a public and multipurpose port infrastructure project located in southern Peru, was awarded to Terminal Portuario Jinzhao Perú S.A. The project’s main objective is to boost the economy of the southern region, with an estimated investment of more than U.S.$404 million. It will focus on the movement of mineral concentrates and other bulk goods, and is expected to generate a significant economic and social impact by reactivating mining projects and creating jobs. The contract associated with this project was entered into on March 31, 2023 and includes concessions for thirty years.

On April 4, 2024, the Peripheral Ring Road project, consisting of the design, construction, financing, operation, and maintenance of a 34.8 km highway from the Óvalo de las 200 Millas in the Constitutional Province of Callao to Av. Circunvalación in the district of San Luis - Lima, including in its area of influence one district in the Constitutional Province of Callao and eleven in Metropolitan Lima, was awarded to Sociedad Concesionaria Anillo Vial S.A.C. with an investment of U.S.$3.4 billion.

On December 30, 2024, the project IPPA El Algarrobo, was awarded directly to Cia. Minas Buenaventura. The amount of the project is of U.S.$2.7 billion.

On January 7, 2025, the co-financed private initiative project for Wastewater Treatment for Final Disposal or Reuse in the province of Chincha was awarded to Aqualia Ptar Chincha S.A.C., with an estimated investment of approximately U.S.$96.6 million.

As of July 21, 2025, the Operation and Maintenance project for the New Villa El Salvador Emergency Hospital was being carried out under a public-private partnership (PPP) model in the form of an Operation and Maintenance agreement, led by the Ministry of Health and Proinversión. The estimated investment is U.S$284 million, and the concession term is 16 years. The concessionaire is Ortiz Construcciones y Proyectos S.A., Peru Branch.

On December 12, 2025 the Ancón Industrial Park project was awarded to the Junefield Ancón Industrial Park Consortium, composed of two Chinese companies, Junefield Holdings Limited and Loudi Engineering & Construction. It will require an investment of U.S.$1,261.3 million and involves the creation of a modern industrial hub covering 1,338 hectares. Infrastructure maintenance and equipment services began in September of 2026.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment in the Lima metropolitan area decreased from 11.3% in 2021 to 6.0% in 2025, with employment resulting especially in labor intensive industries, such as agriculture, manufacturing and construction. Regarding regional statistics for 2025, the urban unemployment rate of 5.5% in Peru is comparable with the rates in Argentina (7.9%), Brazil (7.0%), Chile (8.7%), Colombia (10.5%) and Ecuador (3.3%). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. Underemployment decreased in the last five years from 43.7% in 2021 to 40.4% in 2024.

Historically prevailing high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects in the past.

During 2021, there were 38 strikes in which 209,142 workers participated, resulting in the loss of approximately 3.0 million labor hours. The strikes affected sectors including mining (39.5%), manufacturing (23.7%), public administration and defense (21.0%), financial intermediation (8.7%), transportation (5.0%), commerce (3.0%) and social services and health (3.0%).

During 2022, there were 41 strikes in which 29,145 workers participated, resulting in the loss of approximately 2.1 million labor hours. The strikes affected sectors including mining (17.1%), manufacturing (19.5%), public administration and defense (39.0%), financial intermediation (4.9%), transportation (2.4%), education (4.9%) and social services and health (2.4%).

During 2023, there were 55 strikes in which 77,883 workers participated, resulting in the loss of approximately 1.5 million labor hours. The strikes affected sectors including public administration and defense (41.8%), mining (18.2%), electricity, water and gas (12.9%) and manufacturing (12.7%).

During 2024, there were 63 strikes in which 76,704 workers participated, resulting in the loss of approximately 2.3 million labor hours. The strikes affected sectors including public administration and defense (52.4%), social and health services (12.7%), mining (11.1%), and manufacturing (9.5%), among others.

During 2025, there were 58 strikes in which 74,366 workers participated, resulting in the loss of approximately 7.8 million labor hours. The strikes affected sectors including public administration and defense (34.5%), manufacturing (20.7%), social and health services (17.2%) , mining (11.1%) and education (10.3%), among others.

The following table provides employment statistics in Metropolitan Lima from 2021 to 2025.

Employment and Labor in Metropolitan Lima
(in percentages)

	2021	2022	2023	2024	2025
Participation rate(1)	63.8	66.1	65.9	66.0	65.1
Unemployment rate(2)	10.7	7.8	6.8	6.4	5.9

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.

(2)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.

Source: INEI.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2021 to 2025.

Employment in Metropolitan Lima – Distribution of the Economically Active Population by Economic Sector
(percentage)

	2021	2022	2023	2024	2025
Extractive(1)	1.4	1.6	1.1	1.2	1.2
Manufacturing	14.2	14.5	13.0	13.4	13.4
Transportation, storage and telecommunications	10.7	10.4	11.4	11.5	11.2
Construction	7.7	8.2	7.3	7.4	7.4
Commerce	23.6	22.7	22.5	22.3	22.1
Services	38.7	38.5	40.8	40.4	40.9
Households	3.7	4.1	3.8	3.9	3.7
Total	100.0	100.0	100.0	100.0	100.0
Economically Active Population (thousands of people)	5,465	5,505	5,217	5,459	5,621

(1)	Includes agriculture, livestock, fishing, forestry and mining.

Source: Ministry of Labor and Promotion of Employment. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside the formal norms for economic transactions established by the State or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without the payment of taxes, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor and Promotion of Employment estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or micro entrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. Based on this measurement, 56.2% of the workforce in Metropolitan Lima was employed in the informal sector during 2025, as compared to 58.1% in 2024, based on data from the Ministry of Labor and Promotion of Employment.

Metropolitan Lima: Distribution of the Economically Active Population by formal and informal employment (in percentages)

	2021	2022	2023	2024	2025
Formal Sector
Public sector workers	8.2	7.3	8.3	8.4	8.7
Private sector workers	27.0	28.2	30.0	30.2	31.9
Small enterprises	13.8	13.9	14.6	15.1	17.0
Medium and large enterprises	13.2	14.3	15.4	15.1	14.9
Professional self-employed	2.5	5.9	3.7	3.4	3.2
Total(1)	37.7	41.5	42.0	41.9	43.8
Informal Sector
Micro enterprises	26.9	25.6	24.2	24.0	23.5
Non-professional self-employed	29.0	25.3	26.6	27.2	26.3
Unpaid family worker	2.8	4.2	3.4	3.0	2.8
Household	3.7	3.4	3.8	3.9	3.7
Other	0.1	0.0	0.0	0.0	0.0
Total	62.3	58.5	58.0	58.1	56.2

(1)	Total including “Public sector workers,” “Private sector workers” and “Professional self-employed.”

Source:	Ministry of Labor and Promotion of Employment. Figures are based on the Household Survey on Labor as of December 31.

Public Administration

Based on an audit of the public sector, the total number of public employees as of December 2025 was 2,558,743 of which 52.0% are active workers, 45.9% are pensioners (i.e., retired employees) and 2.0% are classified as “other.” Most public employees are placed in regional governments and the economy and finance and education ministries.

Wages and Labor Productivity

The Ministry of Labor and Promotion of Employment sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was S/1,130.0 per month, equivalent to approximately U.S.$316.7 per month at the average exchange rate in 2025.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with monthly per capita income of less than U.S.$129.5 (S/462.0) as being below the poverty line, representing a 1.7% increase in 2025 compared with 2024. This constitutes the minimum monthly income needed by a person to pay for food and other basic needs. According to the most recent available data, using this standard, the percentage of the population living below the poverty line was 25.9% in 2021, 27.5% in 2022, 29.0% in 2023, 27.6% in 2024 and 25.7% in 2025. In 2025, 25.7% of the country’s population, or approximately 8,828,000 people, were below the poverty line, meaning they had income lower than required to purchase basic food needs. The rate of poverty in 2025 decreased by 1.9 percentage points compared to 2024, with the number of people living in poverty falling by 567,000.

In 2021, the extreme poverty income threshold increased by 5.3% from S/191.0 in 2020 to S/201.0. Extreme poverty, defined as households with per capita income below S/201.0 (U.S.$55.4) affected 4.1% of the total population as of December 31, 2021. Extreme poverty increased from 2.9% in 2019 to 5.1% in 2020. This percentage reflects an additional 732,000 people living below the extreme poverty line.

Extreme poverty in the year 2021 affected 4.1% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/201.0 (U.S.$55.4). Compared with the previous year, extreme poverty decreased from 5.1% in 2020 to 4.1% in 2021, representing 319,000 fewer people living below the extreme poverty line.

In 2022, the extreme poverty income threshold increased by 12.4% from S/201.0 in 2021 to S/226.0. Extreme poverty in 2022 affected 5.0% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/226.0 (U.S.$62.3). Extreme poverty increased from 4.1% in 2021 to 5.0% in 2022.

In 2023, the extreme poverty income threshold increased by 11.0% from S/226.0 in 2022 to S/251.0. Extreme poverty increased from 5.0% in 2022 to 5.7% in 2023. Monetary poverty, defined as the share of the population with per capita expenditure below the cost of the basic food basket, which was S/251.0 (U.S.$65.4), accounted for 29.0% of the total population in 2023, compared with 27.5% in 2022.

In 2024, the extreme poverty income threshold increased by 1.9% from S/251.0 in 2023 to S/256.0. 5.5% of the population (1,872,000 people), were living in extreme poverty. Extreme poverty decreased from 5.7% in 2023 to 5.5% in 2024. This population would have a per capita expenditure level lower than the cost of the basic food basket (S/256.0 or U.S.$65.4).

In 2025, the extreme poverty income threshold increased by 1.8% from S/256.0 in 2024 to S/260.0. 4.7% of the population (1,614,000 people), were living in extreme poverty. Extreme poverty decreased from 5.5% in 2024 to 4.7% in 2025. This population would have a per capita expenditure level lower than the cost of the basic food basket (S/260.0 or U.S.$72.9).

Income distribution data show that the poorest 40.0% of the population earned 16.5% of national income in 2025, compared to 16.1% in 2021, while the share of the national income earned by the wealthiest decreased from 47.1% in 2021 to 46.3% in 2025.

The following table provides information regarding income distribution for the years presented.

Evolution of Income Distribution
(in percentages)

	For the year ended December 31,
Income group	2021	2022	2023	2024	2025
Lowest 40%	16.1	15.9	15.9	16.1	16.5
Next 20%	14.9	14.8	14.9	15.1	15.2
Next 20%	21.8	21.8	22.0	21.8	22.0
Highest 20%	47.1	47.5	47.2	47.0	46.3
of which, highest 10%	31.3	31.7	31.1	31.1	30.4

Source: INEI – Encuesta Nacional de Hogares.

Values adjusted in accordance with the projections of the population derived from the Census of the Population 2007.

High poverty rates negatively affect social and political stability, causing social unrest and workers’ strikes. The García Administration implemented policies designed to raise the standard of living of the Peruvian population and remedying poverty was among the most important goals of the Humala Administration. The García Administration sought to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30.0% of the total population and to reduce the rate of malnutrition below 24.0%. The Humala Administration adopted policies designed to expand these measures and adopted other policies to reduce the incidence of poverty.

In October 2011, the government created the Ministry of Development and Social Inclusion to improve the quality of life of the population by promoting the exercise of rights, access to opportunities and development of capacities. This Ministry had authority to address matters such as social development, reduction and eradication of poverty and promotion of social equity and inclusion, and also social protection of the population at risk. This Ministry was in charge of the following social programs: Juntos, FONCODES or Fondo de Cooperación para el Desarrollo Social (Cooperation Fund for Social Development), Pensión 65, Cuna Más, and Qali Warma (school breakfast and lunch program).

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased spending on universal education. The 2021 budget (17.7%) increased the appropriations for education expenditures by 5.8% compared to 2020. The 2022 budget (18.2%) increased the appropriations for education expenditures by 19.5% compared to 2021. The 2023 budget (19.5%) appropriations for education expenditures increased by 17.4% compared to 2022. The 2024 budget (19.3%) increased the appropriations for education expenditures by 10.8% compared to 2023. The 2025 budget (19.7%)  increased the appropriations for education expenditures by 6.7% compared to 2024. The 2026 budget (18.9%) decreased the appropriations for education expenditures by 1.7% compared to 2025.

One of the aspects of the government’s anti-poverty plan was the establishment of a social program known as A Trabajar Urbano (Let’s Work-Urban), currently called Trabaja Perú (Work Peru). Trabaja Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination, and monitoring of social initiatives. The program generated 284,213, 239,111, 215,247 and 95,000 temporary jobs in 2021, 2022, 2023 and 2024, respectively. From 2023 until the middle of 2025, the program generated 447,000 temporary jobs. In 2021, 99% of the program’s budget was invested, which is equivalent to approximately U.S.$35.2 million. In 2022, 97.1% of its budget was invested, which is equivalent to approximately U.S.$43.9 million or S/159,389,259.0. In 2023, 99.3% of its budget was invested, which is equivalent to approximately U.S.$168.49 million. In 2024, 82.3% of its budget was invested, which is equivalent to approximately U.S.$151.9 million. In 2025, 99.3% of its budget was invested, which is equivalent to approximately U.S.$124.9 million.

Among the key sociopolitical proposals that continued to address poverty are the following:

•	Double the number of homes in the Juntos program targeted at families suffering extreme poverty and single mothers in dire economic need. In 2021, the Juntos program served 656,656 homes out of 692,075 enrolled households. The program utilized 97.5% of its 2021 budget (U.S.$284 million). In 2022, the Juntos social program served 669,035 homes out of 722,565 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.2% of its 2022 budget (U.S.$330.7 million). In 2023, the Juntos social program served 718,752 homes out of 762,173 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.9% of its 2023 budget (U.S.$301.5 million). In 2024, the Juntos social program served 782,320 homes out of 812,762 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.6% of its 2024 budget (U.S.$ 296.4 million). In 2025, the Juntos social program served 813,568 homes out of 847,497 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.8% of its 2025 budget (U.S.$ 295.5 million).

•	Develop the Cuna Más (One More Crib) program targeted at the first child in homes that are located in districts that experience the highest incidence of poverty. In 2016, Cuna Más served a total of 85,221 families and 51,364 children, investing a total of S/319.0 million (U.S.$95.1 million) of its total budget. The program utilized 99.5% of its 2021 budget (U.S.$125 million) and provided assistance to 115,967 families and 60,374 children. In 2022, the Cuna Más program, which contributes to comprehensive early childhood development, served 115,658 families and 59,516 children which were connected to day care service. The program utilized 99.9% of its 2022 budget (U.S.$132 million). In 2023, the program served 115,916 families and 60,371 children which were connected to day care service. The program utilized 99.8% of its 2023 budget (U.S.$134.5 million). In 2024, the program served 275,939 families and 65,855 children which were connected to day care service. The program utilized 99.5% of its 2024 budget

(U.S.$223.8 million). In 2025, the program served 277,087 families and 64,559 children which were connected to day care service. The program utilized 99.8% of its 2025 budget (U.S.$71.8 million).

•	Qali Warma is a part of the National Plan for Nutrition, serving breakfast and lunch in all public schools and strengthening the preventive health plan for all students. In 2021, the program utilized 99.8% of its 2021 budget (U.S.$518 million) and served 4.1 million children through 64,341 educational institutions. In 2022, the program utilized 99.8% of its 2022 budget (U.S.$584.4 million) and served 4.2 million students in 65,811 public educational institutions with food service. In 2023, the program utilized 97% of its 2023 budget (U.S.$654.5 million) and served 4.2 million students in 65,519 public educational institutions with food service. In 2024, the program utilized 96.7% of its 2024 budget (U.S.$640.1 million) and served 4.1 million students in 65,542 public educational institutions with food service. In 2025, the program utilized 98.3% of its 2025 budget (U.S.$622.8 million). This entity ceased operations on December 31, 2025.

•	The Pensión 65 plan provides seniors 65 years of age and older who do not have access to any pension plan with a stipend of S/250.0 per month, the financing of which is to be provided by the National Treasury. This program did not impact any funds affiliated with or managed by the AFPs. The Pensión 65 Plan aids senior citizens and operates on a national level. In 2021, the program utilized 98.1% of its 2021 budget (U.S.$2.3 million) and served 568,599 senior citizens. In 2022, the Pensión 65 plan utilized 99.8% of its 2022 budget (U.S.$659.2 million) and served 627,924 senior citizens aged 65 and over by providing an economic subsidy of S/200.0 and S/250.0 bimonthly to improve their well-being and quality of life. In 2023, the Pensión 65 plan utilized 100% of its 2023 budget (U.S.$353.8 million) and served 632,612 senior citizens. In 2024, the Pensión 65 plan utilized 99.9% of its 2024 budget (U.S.$347.6 million) and served 831,851 senior citizens aged 65 and over by providing an economic subsidy of S/250.0 bimonthly to improve their well-being and quality of life. In 2025, the Pensión 65 plan utilized 100.0% of its 2025 budget (U.S.$362.4 million) and served 824,351 senior citizens aged 65 and over by providing an economic subsidy of S/250.0 (U.S.$70.0) bimonthly to improve their well-being and quality of life.

•	The CONTIGO program provides pensioners one non-contribution pension to citizens with severe disabilities and who live under the poverty line. In 2021, this program utilized 99.7% of its budget (U.S.$37 million) and served 74,126 citizens nationwide. In 2022, the Contigo Program utilized 99.8% of its budget (U.S.$56.6 million) and served 106,628 citizens nationwide with severe disabilities by providing a bimonthly monetary subsidy of S/300.0 to improve their quality of life. In 2023, this program utilized 100% of its budget (U.S.$61.1 million) and served 107,027 citizens nationwide. In 2024, this program utilized 100% of its budget (U.S.$73.1 million) and served 142,771 citizens nationwide. As of November 2025, this program utilized 83% of its budget (U.S.$59.9 million) and served 142,771 citizens nationwide.

•	The Action Platforms for Social Inclusion (“PAIS”) program was created to improve the quality of life of the rural population, particularly through a network of service centers designed to support senior citizens at high risk or severe disability. In 2021, this program utilized 97.8% of its budget (U.S.$17 million), there were 475 service centers providing 198,834 service calls to 111,370 beneficiaries. In 2022, the PAIS program utilized 99.3% of its budget (U.S.$17.0 million), there were 485 service centers called “Tambos” registering 2,760,818 calls to assist people accessing government services. In 2023, the PAIS program utilized 100% of its budget (U.S.$18.1 million), there were 492 service centers called “Tambos” registering 203,631 calls to assist 122,024 people accessing government services. In 2024, the PAIS program utilized 99.9% of its budget (U.S.$27.3 million), there were 509 service centers called “Tambos” registering 218,664 calls to assist 119,219 people accessing government services. In 2025, the PAIS program had a budget of U.S.$28.0 million and 518 “Tambos” service centers, which registered a total of 766,272 people accessing government services.

•	FONCODES is a program intended to finance the development of economically sustainable opportunities to rural residences facing extreme poverty. In 2021, the complementary program Hogares Haku Wiñay utilized 97.2% of its budget (U.S.$82 million); an estimated 698,765 users supporting 221 completed projects. The complementary program Hogares Haku Wiñay has completed 180,143 projects. In 2022, this program utilized 99.7% of its budget (U.S.$ 60.0 million); between 2012 and 2022, 2,466 productive projects were financed for 359,842 rural homes, with an investment of U.S.$3.6 million supporting 2,366 populated places in 661 local communities in 23 regions. In 2022, 25,342 households (20,614 in the highlands and 4,728 in the jungle), 1,264 inclusive rural entrepreneurship and 63 commercial exchange events were assisted nationwide. In 2023, this program utilized 99.8% of its budget (U.S.$109.9 million);

an estimated 559,101 users supporting 91 completed projects. The complementary program Hogares Haku Wiñay has completed 275,912 projects. In 2024, this program utilized 99.0% of its budget (U.S.$129.5 million); an estimated 453,250 users supporting 357 completed projects. The complementary program Hogares Haku Wiñay has completed 349,317 projects. In 2025, this program utilized 99.8% of its budget (U.S.$71.6 million); an estimated 144,325 users supporting 407 completed projects.

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The government seeks to address these environmental concerns through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems, the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of a coherent and consistent environmental policy at a national level and for each relevant sector. The Ministry of the Environment received a budget of S/739.4 million or U.S.$193.1 million in 2021, S/751.2 million or U.S.$207.1 million in 2022, S/916.2 million or U.S.$238.9 million in 2023 and S/976.5 million or U.S.$262.7 million in 2024.In 2025 the Ministry of Environment utilized 96.3% of its 2025 budget approximately U.S.$320.3 million.

The government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry of Energy and Mines also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation, the Ministry of the Environment will assume some of the above-mentioned powers.

Peru – Sustainable Bond Framework

In 2021, the Ministry of Economy and Finance (the "MEF") approved Peru's first sustainable bond framework (the "2021 Framework"). Under the 2021 Framework, the Republic issued its first social bond and its first two sustainable bonds in the international market, followed by its first and second local-currency sustainable bonds in 2023 and 2024. In November 2022, June 2024, November 2025 and September 2026 the MEF published Allocation and Impact Reports that provide investors and the general public with detailed information on the social programs and green projects identified, which match the eligible categories under the 2021 Framework, in an amount up to the total issued amount of those bonds. The reports also describe the impact of those programs and projects and their contribution to the Sustainable Development Goals prioritized in the 2021 Framework. The Allocation and Impact Report includes the second party opinion of an international certifying entity.

Peru subsequently adopted a new sustainable bond framework through Ministerial Resolution No. 236-2026-EF/52 (the "Peru Sustainable Bond Framework"). The Peru Sustainable Bond Framework has been developed in line with the highest market standards described below. The eligible categories and expenditures established in the Framework are aligned with: (i) the Sustainability Bond Guidelines (“SBG”) of the International Capital Market Association (“ICMA”) issued in 2021; (ii) the ICMA Green Bond Principles (June 2025); (iii) the Social Bond Principles 2025; (iv) the ICMA’s Sustainable Bonds for Nature: A Practitioner’s Guide (June 2025); (v) the Amazonia Bond Issuance Guidelines issued by the World Bank and the Inter-American Development Bank (June 2025); and (vi) the ICMA’s Bonds to Finance the Sustainable Blue Economy: A Practitioner’s Guide (September 2023).

In line with these principles, the Peru Sustainable Bond Framework has the following key pillars: (i) use of proceeds; (ii) process for project evaluation and/or expenditure evaluation and selection; (iii) management of proceeds; and (iv) allocation and impact reporting.

The Peru Sustainable Bond Framework establishes the criteria and guidelines that the Republic of Peru, acting through the General Directorate of the Public Treasury on behalf of the MEF, will follow as issuer of bonds under the framework.

Use of Proceeds

Peru intends to allocate an amount equal to the proceeds obtained from any government bond issuance under the Peru Sustainable Bond Framework to finance and/or refinance eligible investment projects and/or expenditures included in the public budget.

Under the Peru Sustainable Bond Framework, green bonds will finance projects and/or expenditures, which may be in one or more of the following ten categories: low carbon transport; renewable energy; green buildings and energy efficiency; sustainable agriculture; pollution prevention and control and sustainable waste management; efficient water and wastewater management; ports, sustainable maritime transport, aquaculture management, and zoning; protection and conservation of biodiversity in terrestrial, freshwater, and marine ecosystems; climate change adaptation; and climate risk management, information, early warning systems, and urban/rural resilient infrastructure.

The Peru Sustainable Bond Framework allows for the issuance of green bonds when an amount equivalent to the proceeds is allocated exclusively with the financing and/or refinancing of eligible green investment projects and/or expenditures in accordance with the Framework. Within the green bond category, bonds may also be issued under the thematic sub-labels of blue bonds, nature bonds, and resilience bonds, which shall be governed by the eligibility criteria established in the Framework.

The eligibility criteria for green bonds and their thematic sub-labels are presented below.

Label Green Bonds:

1)	Low Carbon Transport: the financing and refinancing of expenditures related to: (1) studies, design, construction, operation, and maintenance of low-carbon transport projects, including their key components and/or supporting infrastructure for operation, acquisition, and incentives for the acquisition of units in the following types of expenditures and/or investments: (i) metro lines: stages, new lines, expansion; (ii) electric trams, (iii) electric light rail transit, electric trains, and/or electric railways; (iv) electric buses; (v) acquisition and incentives for the acquisition of electric vehicles or vehicles that promote a transition to lower carbon emissions, with emissions below 75gCO2/pkm, (vi) incentives for scrapping or the progressive phase-out of the highly polluting private vehicle fleet, including the option of replacement with hybrid or electric units, and (vii) installation of complementary infrastructure (such as workshops, emission management systems, particulate filters, gas control systems) that enables urban air quality control; (2) construction, operation, and maintenance of infrastructure for clean transport, including: (i) infrastructure required for clean transport (e.g., electric charging points, electricity grid connection upgrades, or hydrogen refueling stations); (ii) infrastructure and equipment for active mobility (bike lanes, sidewalks, and pedestrian bridges); (iii) infrastructure that is primarily dedicated to low-carbon transport; and (iv) improvement and maintenance of rail infrastructure (including interurban, suburban, and regional rail infrastructure), such as tracks, electrical stations, bridges, signaling networks, track infrastructure, and/or associated subsystems; (3) infrastructure and/or facilities dedicated to (excluding transportation and/or storage dedicated to fossil fuels): (i) the transshipment of goods between low-carbon transport modes, as defined in subsection (1) of this category; terminal infrastructure and superstructure for the loading, unloading, and transshipment of goods, and (ii) the transfer of passengers from one railway to another, or from other modes of transport to the railway, as defined in subsection (1) of this category.

2)	Renewable Energy: the financing and/or refinancing of programs, investment projects, and/or expenditures related to: (1) feasibility and pre-feasibility studies, emissions estimation, construction, equipment, and/or operation and maintenance of non-fossil renewable energy source projects in the following types of investments and/or expenditures: (i) wind energy, onshore and offshore; (ii) solar photovoltaic energy; (iii) solar thermal energy; (iv) floating solar energy; (v) agrivoltaic energy; (vi) hydropower plants, including pumped storage; (vii) geothermal energy; (viii) ocean thermal energy conversion; (ix) wave energy; and (x) tidal energy; (2) enabling assets that promote the deployment of renewable energy technologies, such as production, processing, storage, and/or distribution of green hydrogen for industrial use; including training, and/or feasibility and pre-feasibility studies; (3) infrastructure for the connection, transmission, and/or distribution of renewable energy generation sources; (4) investments in solar and/or onshore wind projects that integrate energy generation and storage (batteries); (5) training programs to increase technical knowledge in the public sector and/or in professional training centers in renewable energy-related technology; and (6) tax incentives, for example: tax deductions intended to incentivize the production, distribution, and/or storage of energy from renewable sources recognized under the Peru Sustainable Bond Framework.

3)	Green Buildings and Energy Efficiency: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) construction and/or retrofitting of buildings with “LEED” (Gold or Superior), “EDGE,” or “BREEAM” (excellent rating -four stars- or higher) certifications and/or real estate projects certified as sustainable by Fondo Mivivienda (Grade 3); (ii) costs associated with the retrofitting of existing buildings to improve current certification levels or achieve recognized standards within three years; (iii) major renovations leading to a reduction in primary energy demand (PED) of at least 30%; (iv) installation, maintenance, improvement, and/or repair of renewable energy technologies in buildings; (v) installation, maintenance, improvement, and/or repair of systems designed to promote and/or maintain biodiversity and ecosystem services for buildings, consisting of one of the following materials: (a) exterior walls including green walls, (b) roofs including green roofs, and (c) rooftop beehives; (vi) tax incentives (e.g., tax deductions), for the construction/retrofitting of buildings meeting criteria (i) to (v); (vii) promotion, training, reduction, and/or substitution of the use of harmful chemicals that impact soil and water biodiversity, including but not limited to the adoption of low-toxicity materials and methods to reduce soil and water pollution in the construction sector; (viii) lighting improvements in buildings and public spaces (e.g., LED street lighting); (ix) studies, audits, installation, maintenance, and/or repair of electrical equipment to optimize energy efficiency, including the installation and replacement of efficient lighting systems, and the installation, replacement, maintenance, and repair of HVAC and water heating systems; (x) construction, equipment, or specialized services to reduce energy losses in electricity distribution systems; (xi) grants and/or initiatives to improve energy efficiency in the real sector, including: home insulation improvements, energy-efficient doors and windows, HVAC systems, solar thermal systems, photovoltaic systems, induction cooktops and electric ovens, energy efficiency labeling programs, low water- and energy-consumption kitchen and sanitary equipment; (xii) training programs to increase technical knowledge in vocational training centers related to energy efficiency installation and audits; (xiii) nature-based solutions (“NBS”) to improve energy efficiency by reducing cooling energy demand, and/or optimizing stormwater capture and treatment through green infrastructure, including but not limited to: urban parks, green roofs and facades, rain gardens, constructed wetlands for stormwater, and wastewater purification.

4)	Sustainable Agriculture: the financing and/or refinancing of programs, investment projects, and/or expenditures related to: (i) improvement of water resource efficiency for agricultural use; (ii) reduction of agricultural soil degradation through sustainable land management; (iii) organic seeds and fertilizers and/or biofertilizers; (iv) increase in competitiveness and sustainable use of forest and wildlife resources through the following activities: effective forest monitoring and control, training of forest and wildlife producers and managers, forest land-use planning and management, and restoration of degraded soils, ecosystems, flora, and fauna; (v) agricultural production incorporating crop rotation for agroforestry and silvopastoral systems; (vi) agricultural monitoring, information, and data management systems and software, including climate monitoring stations; (vii) efficient irrigation systems, including drip irrigation and other water-efficient irrigation technologies compared to conventional systems; (viii) environmental protection measures in agriculture, including pest and disease control, soil conservation, waste management, and treatment of water contaminated with organic residue; (ix) tax incentives (e.g., tax deductions) and seed capital intended to foster the acquisition of “deforestation-free” certifications in line with the European Union deforestation regulation (“EUDR”) requirements, applicable to products exported to the European Union; (x) silvopastoral systems in high-andean pastures and/or amazon for greenhouse gas reduction; (xi) crop replacement, substituting high-impact crops with sustainable alternatives; (xii) integrated watershed management systems for sustainable agricultural water use; (xiii) reforestation and afforestation projects on degraded and/or partially degraded land; (xiv) technical assistance, capacity-building programs, and grant support for sustainable commercial forest management to achieve certification (Forest Stewardship Council (“FSC”) or Programme for the Endorsement of Forest Certification (“PEFC”)) and maintain compliance with approved forest management plans; and (xv) sustainable agriculture training programs, including efficient irrigation, drip irrigation, agroforestry systems, silvopastoral systems, and crop substitution.

5)	Pollution Prevention & Control, and Sustainable Waste Management: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) design, construction, operation, and/or maintenance of facilities for collection, sorting, selection and disposal of non-hazardous waste with the aim of preparing for reuse and/or recycling; (ii) integrated solid waste management; (iii) reduction in the quantity and hazardousness of uncontrolled solid waste released into the environment; (iv) acquisition, operation, and/or maintenance of waste collection vehicles; (v) green waste processing facilities yard and garden waste to produce compost for agricultural, municipal, and/or commercial use; (vi) projects to capture biogas from closed landfill sites; (vii) air quality management; (viii) installation of filters, monitoring systems, and/or other measures to reduce air pollutant emissions into the atmosphere; (ix) identification and remediation of contaminated sites; (x) control, prevention, and/or reduction of waste entering coastal and marine environments; (xi) battery metal recycling: recovery of valuable metals from discarded batteries (such as lithium-ion), and/or scrap from decommissioned vehicles and/or factories; (xii) infrastructure improvements to minimize light and noise pollution; (xiii) promotion, training, and/or implementation of circular economy practices, responsible production, and/or reduction of single-use plastic consumption; (xiv) promotion, training, reduction, and/or substitution of harmful chemical products that impact biodiversity in soil and water, including but not limited to: replacement of toxic chemical inputs with organic or low-impact alternatives, such as organic dyes for the textile industry, remediation of mining environmental liabilities, decommissioning of tailing dams and/or introduction of safer waste management practices to avoid toxic leaching into ecosystems in the mining industry; and (xv) nature-based solutions for water pollution control, including but not limited to: vegetated buffer strips to reduce agrochemical and sediment runoff into rivers, infiltration swales to filter and treat stormwater runoff, constructed wetlands for the removal of excess chemicals and nutrients, and use of native mollusk and seaweed species for natural water treatment.

Sub-Label Blue Bonds:

6)	Efficient Water and Wastewater Management: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) National Strategy for the Improvement of Water Resources Quality; (ii) urban and/or rural population with access to quality and sustainable water supply and sanitation services; (iii) planning, construction, improvement, reconstruction, installation, operation, maintenance (preventive and corrective), expansion, adaptation, monitoring, and/or evaluation of infrastructure and systems for raw water intake, storage, conveyance, and treatment, as well as treated water conveyance; (iv) planning and assessment of the status of water resources and/or wastewater through physicochemical, biological, and ecosystem-based studies and analyses at the basin or economic sector level, to ensure sustainable infrastructure investments and the conservation of aquatic habitats and/or key wetlands; (v) research and/or innovation related to water quality, water use efficiency, treatment, pressure management, and/or decontamination; (vi) infrastructure, systems, and/or sewerage networks (including household connections), pumping stations, and drinking water distribution systems—including conveyance and transmission systems—and/or wastewater treatment plants at their various stages (primary, secondary, and/or tertiary), as well as appropriate wastewater disposal systems; (vii) conservation of water resources, including the protection of water catchment areas, watershed conservation, and/or the prevention of pollution affecting water supplies, including NBS; (viii) monitoring systems, such as smart networks, drought early warning systems, flood early warning systems, water quality control processes, and/or dam failure warning systems; (ix) establish, expand, and/or strengthen nature-based sustainable water management initiatives or programs within the economic sectors of Water Supply and Sanitation Service Providers, to implement measures or mechanisms for ecosystem service payments, circular economy, and/or clean production, ensuring more efficient water resource management; (x) methane recovery and mitigation systems for wastewater, including sludge anaerobic digesters, biogas capture systems in existing open anaerobic lagoons, new aerobic treatment plants or covered lagoons, and/or simple degassing devices at the effluent discharge of municipal anaerobic reactors; (xi) wastewater methane recovery solutions and/or technologies that reduce energy consumption in treatment plants, including gas digesters for combined heat and power (“CHP”)

generation, and gas digesters for electricity-only or heat-only applications; (xii) training programs to increase technical knowledge at vocational training centers in efficient and resilient water and/or wastewater management; (xiii) water desalination plants; (xiv) solutions to reduce water scarcity, such as rainwater harvesting in wells, infiltration galleries, and infrastructure aimed at reducing water losses and improving water-use efficiency and/or consumption; (xv) wastewater management to mitigate marine pollution; (xvi) development of plans and/or implementation of emergency actions related to water-related risks and/or water access availability; (xvii) technologies to reduce total water demand in water-stressed areas; and (xviii) improvement of water quality data and information services to monitor and/or protect water security (including water quality and pollution prevention) in water bodies and watersheds.

7)	Ports, Sustainable Maritime Transport, and Aquaculture Management and Zoning: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) port electrification, shore-side power infrastructure (“Shore-Side Powering”) to enable the “cold ironing” process; (ii) energy-efficient port infrastructure through the modernization of cranes and port equipment to operate on electric or hybrid power; (iii) construction of port wastewater treatment plants to prevent pollutant discharges into the sea; (iv) bilge water and oily wastewater collection and treatment systems for vessels; (v) installation of sustainable drainage systems to prevent fuel or chemical spills into the ocean; (vi) circular economy programs within port logistics value chains; (vii) restoration of natural ecosystems adjacent to ports (e.g., mangroves, wetlands) as natural barriers, and/or coastal protection works to mitigate the impacts of storm surges and sea-level rise; (viii) aquaculture zoning and development through the following activities: aquaculture producers’ access to aquaculture health and biosecurity certification services, development and dissemination of technical documents and standards to support aquaculture investment, implementation of regulatory standards and management instruments for monitoring, surveillance, and control of aquaculture health and biosecurity, implementation of research plans in aquatic pathobiology, aquaculture health, and biosecurity, sanitary monitoring of aquaculture activities, training and technical assistance actions; (ix) strengthening of artisanal fisheries through the following activities: training of artisanal fisheries stakeholders in the management and commercialization of hydrobiological products, regulation of hydrobiological resources for sustainable exploitation and conservation, artisanal fisheries stakeholders’ access to technical assistance in best practices, training and capacity building for artisanal fishers, strengthening and implementation of tools to improve stakeholder access to direct marketing practices, integrated research on the biological, ecological, fisheries, and economic aspects of artisanal fishing activities, development and dissemination of management tools for artisanal fisheries management, technical assistance and training in good fishing practices, sanitary quality, and food safety, determination of contaminant parameters in seawater or inland waters, drinking water, and ice used in artisanal fisheries activities; (x) studies, research, training, and/or promotion of sustainable practices related to the environment, climate change, and sanitary conditions across marine value chains; (xi) sustainable management of marine fisheries, including information and monitoring systems for marine heatwaves, harmful algal blooms, and/or sulfur upwelling events; (xii) implementation of technological infrastructure for satellite tracking of fishing fleets; (xiii) subsidies, tax incentives, tax deductions, and/or financial support for the acquisition and installation of Vessel Monitoring System (“VMS”) devices on artisanal and industrial vessels, as well as training programs for government officials and fishing communities in the use and enforcement of VMS; (xiv) data integration platforms for the analysis of fishing activity and/or detection of Illegal, Unreported, and Unregulated (“IUU”) fishing, as well as interoperability protocols to share VMS data between coastal countries and Regional Fisheries Management Organizations (“RFMOs”); (xv) promotion and training for the reduction and/or replacement of harmful chemical products impacting soil and water biodiversity, including but not limited to: Reduction of chemical use in aquaculture production systems and replacing them with biological and/or ecosystem-based management practices; (xvi) ocean and beach cleaning, removal of marine solid waste, coastal recycling programs, and fisheries waste management; (xvii) financing of maritime patrols, drones, and coastal radar systems for operations against unreported and/or illegal fishing by local or foreign vessels, including financing of scientific vessels; (xviii) restoration of mangroves, coral reefs, seagrass beds, and spawning areas; (xix) renewal, modernization, or technological conversion of fishing vessels and associated equipment to: reduce GHG emissions and air pollutants (no new vessels will be financed), improve energy and operational efficiency, reduce environmental impacts (e.g., spills, waste, bycatch); and (xx) strengthening traceability, monitoring, and compliance with fishing activity norms and regulations.

Sub-Label Nature Bonds:

8)	Protection and Conservation of Biodiversity in Terrestrial, Freshwater, and Marine Ecosystems: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) establishment, management, monitoring, and/or maintenance of areas within the National System of State-Protected Natural Areas (“SINANPE,” for its acronym in Spanish) and/or other nationally recognized conservation mechanisms; (ii) conservation, restoration, and/or sustainable management of terrestrial, freshwater, coastal, and marine ecosystems, while simultaneously protecting the biodiversity they support; (iii) forest conservation and restoration programs, including native, exotic, tropical, Amazonian, and Andean forests; (iv) protection and restoration of terrestrial and freshwater ecosystems, watersheds, along with their habitats, soils, and the ecosystem services they provide; (v) creation or strengthening of protected areas and other area-based conservation measures (“OECMs”), including co-management schemes and collaborative conservation partnerships; (vi) actions that enhance carbon sequestration capacity of ecosystems; (vii) measures to prevent, control, or eradicate invasive species; reduce human/wildlife conflicts; and maintain and restore genetic diversity within and among species; (viii) implementation of Ecosystem Services Compensation Mechanisms (“MERESE,” for its acronym in Spanish), providing incentives to local communities and stakeholders for conservation and restoration actions that ensure ecosystem services such as water provision, carbon sequestration, pollination, and climate regulation; (ix) conservation and sustainable use of ecosystems for the provision of ecosystem services; (x) comprehensive programs focused on forest fire prevention and control; (xi) programs for the comprehensive reduction of illegal mining in prioritized areas; (xii) programs to combat illegal deforestation; (xiii) restoration of connectivity and functionality of freshwater ecosystems through the modernization or removal of dams and other hydrological barriers, including but not limited to: modernization of dams to include fish passages and flow regulation mechanisms, partial or total removal of obsolete or environmentally harmful dams, and restoration of natural sediment and nutrient transport processes; (xiv) riverbank stabilization and restoration of habitats for freshwater biodiversity; and (xv) establishment, management, monitoring, and/or maintenance of productive buffer zones, natural forests, and/or degraded lands, designed to safeguard ecosystems while generating sustainable livelihoods through agroforestry and/or forestry systems that reduce pressure on natural habitats.

Sub-Label Resilience Bonds:

9)	Climate Change Adaptation: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) programs or projects designed to address and/or reduce impacts associated with droughts, floods, landslides, and glacial hazards on ecosystems, public water infrastructure, water-related ecosystem services, and populations located in vulnerable areas as identified in the National Climate Change Adaptation Plan (“NAP”); (ii) studies, planning, construction, operation, maintenance, and/or improvement of public infrastructure for water resource management with an adaptation approach, including resilient urban drainage, reservoirs, aquifer recharge, riverbank stabilization, and flood control systems; (iii) systems or infrastructure for reducing risks from extreme hydro-climatic events, such as riverine or pluvial flooding, or prolonged droughts, including the construction, reconstruction, improvement, expansion, or adaptation of reservoirs for controlling extreme climate events affecting water resources, as well as upgrades, maintenance, and adaptation of drainage systems, stormwater networks, pumping stations, and stormwater storage facilities; (iv) Integrated Water Resources Management (“IWRM”) measures; (v) programs aimed at reducing the exposure and sensitivity of agricultural production systems to droughts, frosts, floods, soil erosion, and loss of productivity; (vi) resilient infrastructure and technologies; (vii) strengthening technical and institutional capacities for agro-climatic risk management, food diversification, and economic resilience of rural producers; (viii) restoration and/or recovery of ecosystems; (ix) sustainable and community-based forest management, forest fire prevention and response, deforestation control, and satellite monitoring for risk management; (x) conservation of biological corridors, diversified productive landscapes, and ecosystem services that mitigate climate impacts while supporting livelihoods; (xi) nature-based solutions to increase resilience, including green infrastructure, floodable parks, mangrove protection, coastal restoration, reforestation in high-risk areas, and natural barriers to reduce climate impacts; (xii) resilient infrastructure for artisanal fishery ports (“DPAs”), cold chains, and processing facilities, adapted to extreme events, coastal erosion, and sea-level rise; (xiii) oceanographic monitoring and early warning systems for thermal anomalies, El Niño events, zoonoses, and degradation of marine resources; (xiv) sanitary management, fisheries management, and sustainable production models to reduce economic and food vulnerability; (xv)

climate-resilient healthcare infrastructure designed for heatwaves, floods, mass movements, and climate emergencies; (xvi) epidemiological surveillance systems, environmental monitoring, and early warning systems for vector-borne diseases and zoonoses associated with climate change; and (xvii) strengthening local capacities and response mechanisms for severe climate events.

10)	Climate Risk Management, Information, Early Warning Systems, and Urban/Rural Resilient Infrastructure: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) climate risk, vulnerability, and sector/territorial impact studies and assessments, including modeling, climate projections, and adaptation planning; (ii) early warning systems, multisectoral response protocols, and the improvement of operational capacity building for extreme climate events; (iii) vulnerability reduction and disaster emergency response; (iv) integrated programs to reduce the vulnerability of populations and their livelihoods to natural hazards; (v) electricity generation infrastructure eligible under this framework; (vi) rehabilitation and/or modernization of roads and transport infrastructure incorporating climate change adaptation measures; (vii) agricultural production systems, including rehabilitation of irrigation, storage, and farmlands affected by erosion, salinization, and/or desertification; (viii) essential social infrastructure; (ix) nature-based solutions, such as natural infrastructure, for risk reduction; (x) public infrastructure, including drinking water and sewage networks affected by droughts or floods, and decentralized power systems such as solar microgrids with battery storage; and (xi) infrastructure certified under ISO 22372: Guidelines for Resilient Infrastructure.

Peru’s eligible social projects and/or expenditures may be in one or more of the following six categories: access to essential services; food security and sustainable food security; affordable housing; socioeconomic empowerment and advancement; gender equality, inclusion and diversity; and access to basic infrastructure.

1)	Access to Essential Services: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) public health facilities, clinics, and/or hospitals; (ii) management of TB-HIV/AIDS; (iii) management of metaxenic diseases and zoonoses; (iv) medical equipment and/or supplies, medicines, vaccines, and/or telemedicine services; (v) management of noncommunicable diseases (“NCDs”); (vi) cancer prevention and control; (vii) mental health prevention and control; (viii) reduction of mortality from medical emergencies and urgent care; (ix) prevention and response to fires, medical emergencies, and rescue operations; (x) learning outcomes of students in basic education; (xi) undergraduate university education; (xii) educational support infrastructure; (xiii) strengthening of teacher training programs in higher pedagogical and technical institutes; (xiv) access to and retention in high-quality higher education for academically high-performing students; (xv) language scholarships; (xvi) development of science, technology, and technological innovation; (xvii) strengthening of technological higher education; (xviii) financial education and/or training; (xix) financial inclusion; and (xx) internet infrastructure for rural populations.

2)	Food security and sustainable food security: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) expanding access to food and nutrition, and supporting resilient food systems; (ii) national school feeding program; (iii) free and/or subsidized access to food programs; (iv) programs to reduce chronic childhood malnutrition, such as school feeding programs and nutritional services for vulnerable students; (v) food stipends for students under national government scholarship programs; (vi) social protection programs through parametric insurance and/or risk-sharing mechanisms for farmers in areas classified as medium, high, and/or very high risk due to climate change impacts; and (vii) disaster preparedness and response for crises involving agriculture, food systems, and/or food security.

3)	Affordable housing: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) family access to adequate housing and urban environments; (ii) rural habitat support program; and (iii) acquisition of new or existing facilities to ensure access to adequate housing.

4)	Socioeconomic empowerment and advancement: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) local market access for rural households with subsistence economies; (ii) improving market linkages for smallholder farmers; (iii) inclusive social employment generation under the Trabaja Perú program; (iv) enhancing social inclusion through financial assistance aligned with public poverty reduction policies; (v) productive development for enterprises; (vi) Employability Enhancement and Labor Market Integration – PROEMPLEO; (vii) National Solidarity

Assistance Program - Pensión 65; (viii) National Program for Direct Support to the Poorest – JUNTOS; and (ix) support for pregnant women, children, adolescents, and youth (up to age 19) from households living in poverty, primarily in rural areas, to ensure informed access to health, nutrition, and education services.

5)	Gender equality, inclusion and diversity: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) generating long-term benefits to address social inequalities and promote equal opportunities, rights, and conditions; (ii) timely care and protection for children and adolescents in cases of alleged abandonment; (iii) inclusion of children and youth with disabilities in basic and technical-productive education; (iv) prevention and management of secondary health conditions for persons with disabilities; (v) access to specialized services for older adults; (vi) National Program for the Prevention and Eradication of Violence against Women and Family Members; (vii) Program for the Reduction of Violence against Women (PPoR RVcM); (viii) prevention of childhood and adolescent pregnancy and related support services; (ix) construction and retrofitting of public infrastructure for persons with disabilities; (x) non-contributory pension programs for persons with severe disabilities living in poverty; (xi) support centers for persons with mental disabilities; (xii) tax incentives and deductions designed to encourage the employment of persons with disabilities; (xiii) Intercultural Bilingual Education Service Model; (xiv) initiatives for language preservation and intercultural, multilingual education; (xv) capacity building and awareness programs to foster understanding of the social and historical roots of racism, structural discrimination, and epistemic violence; (xvi) Maternal and Neonatal Health; (xvii) Early Childhood Development Improvement Program for children under 36 months of age in localities experiencing poverty and extreme poverty; and (xviii) Results-Oriented Program 1001: Specific Products for Early Childhood Development.

6)	Access to basic infrastructure: the financing and refinancing of programs, investment projects, and/or expenditures related to: (i) design, construction, reconstruction, development, expansion, maintenance, and/or operation of infrastructure related to water and sanitation and to transport and road safety; (ii) access to and use of rural electrification; and (iii) improvement of electricity service quality.

Legal Framework for Sustainable Bond Issuance

The process of the issuance of sustainable bonds takes place in the framework of the Legislative Decree No. 1437 of the National System for Public Debt, which establishes that the undertaking of public debt operations and public debt management operations are subject to the principles of capacity for payment, efficiency, prudence and transparency and predictability. This law also establishes the General Directorate of the Public Treasury of the MEF as the Steward of the National Debt System.

Sustainable Bond issuances are subject to conditions established in the Regulation of the Market Makers Program or any mechanism that substitutes it, and in the Regulation of Sovereign Bonds in effect at the time of issuance, as well as the conditions established in the legal norms that approve the aforementioned bond issuances.

Process for Project Evaluation and Selection

As part of the process to determine the eligibility, evaluation and selection of the projects and expenditures, the MEF defines and leads the Governance Structure for Sustainable Bonds with the objective of supervising the full implementation of the Peru Sustainable Bond Framework, including the association of funds raised for financing the eligible projects and expenditures and consolidating the submission of reports to investors, described under “Management of Proceeds” and “Reporting and External Review” below.

The process of evaluation and selection of projects and expenditures requires the participation of the General Directorate of Multiannual Investment Programming and/or the General Directorate of Public Budget to prepare the list of eligible projects and expenditures identified as a result of the multiannual investment planning process and/or that are part of the formulation of the public budget. Public entities involved in the process include those at the three levels of government (national, regional and local), both financial and nonfinancial.

The list of projects and expenditures is submitted to the General Directorate of the Public Treasury of the MEF for inclusion in the database of green and/or social projects and expenditures that meet the criteria and objectives established in the Peru Sustainable Bond Framework. These projects and expenditures are eligible to be associated with the resources obtained from the issuance of green, social, and/or sustainable bonds.

Environmental and Social Risk Mitigation

Eligible projects associated with the proceeds of bonds issued under the Peru Sustainable Bond Framework comply with the applicable environmental regulations, including, where applicable, Peru's National Environmental Impact Assessment System (“SEIA,” for its acronym in Spanish), established under Law No. 27446 and its Regulations. The executing unit submits the environmental assessment instruments, which are determined according to the project's level of impact: an Environmental Impact Statement (DIA) for low or minor impacts, a Semi-detailed Environmental Impact Assessment (EIA-sd) for moderate impacts, and a Detailed Environmental Impact Assessment (EIA-d) for significant impacts. Larger-scale studies are assessed by SENACE, while lower-impact instruments and those relating to sectors not yet transferred are assessed by the relevant sectoral environmental authorities.

OEFA is responsible for supervising and enforcing environmental compliance. The assessment also considers related social impacts and, as appropriate, prevention, mitigation, compensation, or indemnification measures, as well as public participation mechanisms, with particular emphasis on local and Indigenous communities within the project's area of influence. The competent authority—SENACE or the relevant Ministry—grants environmental certification once the assessment instrument has been approved. Such certification is a prerequisite for investment project execution.

Management of Proceeds

The Peru Sustainable Bond Framework establishes a general approach applicable to future issuances. The MEF will seek to ensure that an amount equal to the green, social and/or sustainable bond's proceeds will be associated to financing and/or refinancing of projects and/or expenditures that fulfill the eligibility criteria described under "Use of Proceeds," or more specifically in the use of proceeds section of the disclosure document for such bond issuance.

In the context of the Peru Sustainable Bond Framework, expenditures shall include prior expenditures (all expenses incurred in the three preceding fiscal years, based on the amounts executed during that period) and current expenditures (executed during the current fiscal year) and, if necessary, could also include future expenditures (in other words, to be made in coming years). The MEF intends to allocate the proceeds of the green, social and/or sustainable bond at the earliest convenience and in any case commits on a best efforts basis to reach full allocation of the bond proceeds.

In the event that some projects and/or expenditures initially included in an issuance no longer fulfill the eligibility criteria of the Peru Sustainable Bond Framework due to changes in their nature or implementation, the expenditures financed or refinanced will not be counted toward the specific bond in question. The MEF will reallocate or link, on a best efforts basis, the proceeds to other eligible expenditures which are compliant with the eligibility criteria described in the use of proceeds section of the disclosure document for such bond issuance.

Reporting and External Review

The MEF is responsible for providing an allocation report to investors along with an impact report, using its best efforts to align with the principles of the ICMA “Harmonized Framework for Impact Reporting Handbook” during the period until the full amount of the proceeds from bond issuances under the Peru Sustainable Bond Framework—including potential reopenings—has been allocated to eligible projects and/or expenditures.

The allocation and impact report will be audited by an external auditor.

The report will be published on the website of the MEF. The first report is expected to be published during the year following the applicable issuance and will include information available at the time.

Measures Adopted to Mitigate the Climate Emergency

On March 24, 2023, the Minister of Economy and Finance reported that the government ordered a package of measures to immediately counteract the adverse effects that climate events have caused on the population and the economy of the country, detailing that these are measures of the Plan “Con Punche Perú: Atención a La Emergencia,” with a fiscal cost of approximately S/4.0 billion.

The fiscal strategy to boost the economy and address the climate emergency in 2023 incurred a total cost of S/12 billion, financed by supplemental credits (créditos suplementarios) of more than S/8 billion and budget reallocations.

In a press conference held on March 24, 2023, Minister Contreras reported that the objective of these measures, approved in a session of the Ministerial Cabinet, was to address the effects caused by Cyclone Yaku and reduce the potential impact of the El Niño Costero phenomenon, which could affect the recovery and sustainability of economic activity.

The measures are distributed in three streams:

Immediate attention to the emergency

This stream contains six measures, focusing on the injection of liquidity of around S/1.0 billion to finance the maintenance and consolidation of channels, river defenses, canals, and drainage. Likewise, the funding is focused on providing humanitarian aid to the victims and deliver essential goods from and to critically affected areas.

Similarly, measures are being taken for the mitigation of diseases and healthcare for the victims. To this end, epidemiological alert issuances and epidemiological surveillance brigades have been implemented in high-incidence areas of vector-borne diseases such as Dengue, Malaria, Zika, Chikungunya, and Leptospirosis.

In addition, to support the efforts of regional and local governments in responding to the emergency, the expansion of the use of the canon, overcanon, and mining royalties was also implemented. Likewise, monetary transfers were made to help families whose homes had been declared uninhabitable or had collapsed due to natural disasters, which was estimated at S/120 million.

In addition, income tax and IGV will be made more flexible for donations aimed at emergency areas, and public entities that own concession projects (such as roads) in emergency areas will be authorized to negotiate with concessionaires to immediately carry out remediation, repair, or recovery work in the affected areas.

Infrastructure protection and resilience

This stream contains five prevention measures, focusing on financing of around S/2 billion for preventive and corrective public investment works such as roads, bridges, schools and health establishments. Likewise, the urbanization process, physical-legal sanitation, titling and consolidation of property rights, and the creation of rapid response teams for managing rainfall and the risk of the El Niño phenomenon have been refined. In addition, the Ministry of Economy and Finance gave consent to grantors to contract with the concessionary companies for interventions for immediate remediation, repair, recovery or prevention of disasters in affected areas, even when outside the concession area.

Recovery of productive capacity

This stream promotes four measures to address the housing deficit, including financial support to improve homes, the implementation of a social housing package and an increase in the Housing Family Bonus. Likewise, the government is providing financial support for MYPEs through allocations to the CRECER Fund, a fund specially designed for such purpose; the strengthening of the municipal funds; the enaction of liquidity programs for microfinance institutions, and the reprogramming of the Reactiva Peru for the benefit of the most affected sectors and areas.

Minister Contreras pointed out that, in parallel with these measures, tax breaks had been granted in emergency areas, for example, through the postponement of tax obligations for taxpayers in areas with declared states of emergency due to natural disasters.

The government approved a series of measures to strengthen preparedness for the occurrence of the El Niño phenomenon: i. Streamlining of procurement procedures for goods, works and services related to preventive measures in areas declared to be under a State of Emergency due to the imminent threat of heavy rainfall and other events associated with the occurrence of the El Niño phenomenon, at all three levels of government (national, regional and local). Such procurement could be carried out through a simplified award procedure, subject to special rules, until April 30, 2024 (Emergency Decree No. 032-2023). ii. Transfer of more than S/7 million to the Ministry of Women and Vulnerable Populations to implement measures aimed at mitigating the adverse effects on women and vulnerable populations residing in areas declared to be under a State of Emergency in the country (Supreme Decree No. 155-2023-EF). iii. Transfer of more than S/320 million to prepare areas declared to be under a State of Emergency to address potential flooding (Emergency Decree No. 028-2023). For example, the measures focused on hiring personnel, procuring repair services, and acquiring machinery, vehicles and equipment for emergency response activities in areas declared to be under a State of Emergency due to the imminent threat of heavy rainfall (2023–2024 period) and the probable occurrence of the El Niño phenomenon (with a deadline of December 31, 2023). iv. Transfer of more than S/86 million to the Regional Government of Piura to strengthen its response capacity in the event of a potential El Niño occurrence, benefiting more than 234,000 residents (Supreme Decree No. 154-2023-EF). v. Transfer of more than S/24 million to one regional government and 26 local governments to finance 42 interventions prioritized by the Multisectoral Commission of the Fund for Interventions in Response to Natural Disasters (Supreme Decree No. 152-2023-EF). vi. Transfer of more than S/18 million to the Ministry of Culture of Peru and the General Archive of the Nation of Peru to finance rehabilitation and preparedness measures for cultural and archival heritage in response to the emergency caused by heavy rainfall (Supreme Decree No. 151-2023-EF). vii. Transfer of more than S/196 million to finance the acquisition of mechanical engineering equipment, logistical support vehicles and technical support equipment in preparation for the El Niño phenomenon (Emergency Decree No. 019-2023).

2025

In 2025, Peru approved the 2025–2027 Multisectoral Plan for Intense Rainfall and Associated Hazards, Supreme Decree No. 005-2025-PCM, which covers a total of 508 districts nationwide, of which 78 are classified as very high risk and 430 as high risk, and is aimed at coordinating and articulating the efforts of various state entities in response to these climatic events.

2026

On January 9, 2026, through Supreme Decree No. 003-2026-PCM, the government declared a 60-day state of emergency across 382 districts spanning 20 departments due to imminent danger from heavy rainfall and landslides. The crisis called for multi-sector mobilization led by the National Institute of Civil Defense (Instituto Nacional de Defensa Civil) to implement emergency recovery actions. Concurrently, the Ministry of Housing, Construction, and Sanitation (Ministerio de Vivienda, Construcción y Saneamiento) accelerated riverbed clearing operations to protect vulnerable infrastructure across 18 regions. Additional states of emergency due to heavy rainfall were declared and extended during the 2026 rainy season, including, in May and June 2026, 60-day extensions for 41 districts across 11 departments (Supreme Decree No. 081-2026-PCM) and for 246 districts across 14 departments (Supreme Decree No. 094-2026-PCM).

In February 2026, the Multisectoral Commission for the National Study of the El Niño Phenomenon (Comisión Multisectorial encargada del Estudio Nacional del Fenómeno El Niño (“ENFEN”)) activated an El Niño Costero alert. On September 1, 2026, the Government declared a 60-day state of emergency for imminent danger in 893 districts across 22 departments and the Constitutional Province of Callao (Supreme Decree No. 124-2026-PCM), constituted a National Commission for the Risk Management of the El Niño Phenomenon and approved emergency decrees to finance prevention works. In its communiqué of October 16, 2026, ENFEN projected that the El Niño Costero would maintain an extraordinary magnitude until January 2027 and weaken to a strong magnitude in early autumn 2027 (which begins in late March in the Southern Hemisphere), with above-normal rainfall expected on the northern and central coast through the summer of 2027.

According to the MEF, approximately S/2.5 billion has been allocated in 2026 to interventions related to El Niño, and the 2027 budget bill submitted to Congress includes an additional S/2.489 billion for such interventions, for a total of nearly S/5.0 billion, or approximately 0.4% of GDP. In August 2026, Emergency Decree No. 008-2026 authorized S/179.5 million for prevention works, and in September 2026, Emergency Decree No. 010-2026 authorized the use of the Works for Taxes mechanism for emergency works related to El Niño. In October 2026, the Government presented to Congress a supplementary budget bill of S/8.228 billion, of which S/581 million is allocated to the prevention of, and response to, El Niño. In addition, according to the MEF, Peru has access to contingent financing lines of more than U.S.$2.0 billion to respond to natural disasters.

Balance of Payments and Foreign Trade

Balance of Payments

The balance of payments accounts is used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income;

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments
(in millions of U.S. dollars, at current prices)

			For the year ended December 31,
	2021	2022	2023	2024	2025
Current account:
Trade balance:
Exports (FOB)(1)	63,114	66,339	66,963	76,357	93,993
Imports (FOB)(1)	48,220	56,245	49,958	52,213	58,560
Trade balance	14,894	10,094	17,005	24,144	35,433
Services, net	(7,971)	(8,877)	(7,957)	(7,922)	(8,230)
of which:
Net income from tourism(2)	(462)	(96)	(539)	164	40
Net income from transportation(3)	(3,717)	(4,724)	(2,582)	(2,871)	(2,772)
Financial and investment income, net(4)	(18,003)	(17,138)	(14,631)	(16,880)	(23,104)
Current transfers, net	5,876	5,860	6,872	7,626	7,906
of which:
Workers’ remittances	3,608	3,711	4,447	4,934	5,299
Current account balance	(5,205)	(10,060)	1,289	6,969	12,005
Capital account:
Foreign direct investment	7,142	11,393	4,405	6,704	10,353
Portfolio investment	(154)	(136)	(39)	12	89
Other medium and long-term capital(5)	24,955	1,245	(5,019)	(1,750)	(2,936)
of which:
Disbursements to the public sector	13,961	2,438	2,006	5,268	4,408
Other capital, including short-term capital	16,558	4,318	(227)	3,088	4,164
Capital account balance	15,385	8,184	(426)	1,878	3,342
Errors and omissions(6)	(5,770)	(3,213)	(3,624)	(1,793)	(7,492)
Balance of payments	4,410	(5,089)	(2,760)	7,054	7,855
Financing:
Change in gross Central Bank reserves(7)	(4,410)	5,089	2,760	(7,054)	(7,855)
Exceptional financing, net
Total financing	(4,410)	5,089	2,760	(7,054)	(7,855)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(2.3)%	(4.0)%	0.5%	2.4%	3.5

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.

(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.

(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.

(4)	Includes interest payments.

(5)	Includes debt amortization payments.

(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•	The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•	The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•	Changes in production costs, technology, and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2021, the current account registered a deficit of U.S.$5.2 billion, or 2.3% of GDP compared to a surplus of 0.6% of GDP in 2020. Although global economic activity evolved favorably with respect to the previous year, there was a persistence of supply shocks related to international trade and labor, in addition to the increase in energy and food prices. As a result, the current account of the balance of payments moved from a surplus of 0.6% of GDP in 2020 to a deficit of 2.3% of GDP in 2021. The increase in the deficit was due to the rise in imports, higher profits of companies with foreign direct investment in the country and the expansion of the deficit in the services account. These factors were partially offset by the increase in exports, which reached 27.5% in terms of GDP, above the 2012-2021 average of 21.4%.

In 2022, the current account registered a deficit of U.S.$10.1 billion, or 4.0% of GDP compared to a deficit of 2.3% of GDP in 2021. The deficit was mainly due to higher rate of rise in imports over exports and, to a lesser extent, to a higher deficit in the services account. These factors were partially offset by a reduction in the deficit of the primary income account, mainly related to the private sector.

In 2023, the current account registered a surplus of U.S.$1.3 billion, or 0.5% of GDP compared to a deficit of 4.0% of GDP in 2022. This result was mainly due to an increase in the trade surplus as a result of the recovery in the terms of trade and the contraction in imported volumes, and to a lesser extent to lower profits of foreign direct investment companies and higher interest income.

In 2024, the current account registered a surplus of U.S.$7.0 billion, or 2.4% of GDP compared to a surplus of 0.5% of GDP in 2023. This result was mainly due to an increase in the trade surplus by the following factors: (i) strong growth in the terms of trade (12.6%), as a result of high prices for metals and agricultural products; and (ii) larger shipment volumes of traditional fishery products (such as fishmeal and fish oil), gold, and natural gas.

In 2025, the current account registered a surplus of U.S.$12 billion, or 3.5% of GDP, compared to a surplus of 2.4% of GDP in 2024. This result was mainly attributable to an increase in the trade surplus, driven by a 19.9% improvement in the terms of trade compared to 2024, and higher export volumes of non-traditional products, as well as fishmeal, gold, and zinc.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction, and real estate services sub-sectors depend significantly on tourism.

In 2025 the services deficit reached U.S.$8,230 million, equivalent to 2.4% of GDP. This services deficit was U.S.$309 million higher than in 2024, mainly due to higher expenditures on travel, telecommunications, computer and information services, and other services, which more than offset higher revenues from travel, passenger transportation and certain other services.

From 2021 to 2025, net income from all activities related to tourism increased from U.S.$-479 million to a positive balance of U.S.$420 million, primarily due to an increase in the income from tourism.

Tourism Statistics

	For the year ended December 31,
	2021	2022	2023	2024	2025
International non-resident arrivals(1)	444	2,009	2,525	3,257	3,416
Average length of stay (number of nights)(2)	8	10	9	9	9
Hotel activity:
Number of rooms available	294,049	308,864	316,285	329,340	339,235
Occupancy rate by total number of rooms available (in %)	21.7	23.3	21.4	22.4	24.3
Aggregate value of hotels and restaurants (as a % of GDP)(3)	3	3.6	3.9	4.0	4.0
Income from tourism(4) (in millions of U.S.$)	1,042	2,938	3,677	4,719	5,351
Expenses from tourism (in millions of U.S.$)(4)	1,521	2,953	4,104	4,443	4,931
Balance (income less expenses, in millions of U.S.$)	(479)	(15)	(427)	276	420

(1)	Include foreign non-resident and Peruvian non-resident.

(2)	Calculated from the survey of arriving foreign non-residents. PROMPERU.

(3)	Data from INEI, based on Gross Value Added of accommodation and food service activities as a percentage of nominal GDP, at current prices.

(4)	Data from Central Bank of Peru, it includes trips and transportation of passengers.

Sources: Central Bank, Superintendencia Nacional de Migraciones, INEI and MINCETUR.

Trade Balance

In 2025, the trade balance was U.S.$35,433 million. Exports in 2025 totaled U.S.$93,993 million, 23.1% higher than in the previous year. The result is attributable to the combined expansion of export volume (4.7%) and price (17.5%), the latter explained by high international metal prices. In turn, in 2025 imports totaled U.S. $58,560 million, U.S.$6,348 million or 12.2% more than in 2024. The increase was mainly due to greater dynamism in capital goods, durable consumer goods, and raw materials for industry.

In 2025, the terms of trade registered an increase of 19.9% as a result of a decrease in average import prices (-2.0%) and an increase in average export prices (17.5%). This increase was mainly due to the increase in the prices of gold (44.1%), copper (26.2%), and coffee (66.1%). Additionally, import prices fell by 2.0%, driven by lower input prices (-4.6%), especially oil and derivatives (-11.6%), in line with international price trends. Oil and industrial inputs explain the lower import prices; gold, copper, lead and zinc explain the behavior of average export prices.

The two primary commercial partners of Peru continue to be China and the United States. From 2021 to 2025, exports to the United States and China averaged 12.7% and 34.6% of total exports, respectively, while imports from these countries averaged 19.8% and 28.2%, respectively. Transactions with these countries accounted for 48.0% of total trade in 2025.

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) was executed in Santiago, Chile on March 8, 2018 and is comprised of eleven Asia Pacific economies: Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Singapore, Vietnam and Peru. Together, they account for 15% of international trade, 13% of the world’s GDP and a market of 500 million consumers. The CPTPP entered into force in Peru on September 19, 2021.

On February 12, 2019, the Minister of Trade and Tourism, Eduardo Ferreyros, and the Australian Minister for Trade, Tourism, and Investment, Steven Ciobo, signed a new trade deal in Canberra, Australia. The Free Trade Agreement with Australia, which was effective as of February 11, 2020, is one of the most ambitious bilateral trade agreements Peru has ratified. This agreement includes a particular commitment relating to small- and medium-enterprises, as well as on development, competitiveness and reducing bureaucracy to facilitate business formation.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2025, traditional exports totaled U.S.$70.33 billion, 26.3% higher than in 2024 (U.S.$55.7 billion), mainly due to the mining sector. There was a 0.7% annual increase in volumes and 25.4% in prices, the latter due to higher metal prices.

Exports of non-traditional products reached U.S.$23.4 billion, 14.5% higher than in 2024, as a result of higher export volumes (18.4%) partially offset by lower prices (-3.3%).

This was mainly due to growth in export volumes in the agricultural (25.0%) and fishery (58.6%) sectors.

The main destination markets for non-traditional products were the United States, with U.S.$7.0 billion and the Netherlands, with U.S.$2.3 billion.

In 2025 and 2024, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, among others, were valued at U.S.$62.7 billion during 2025, representing 66.7% of total exports, while in 2024 they were valued at U.S.$48.3 billion, representing 63.3% of total exports;

•	petroleum and derivative products and gas were valued at U.S.$3.3 billion during 2025, representing 3.5% of total exports, while in 2024 they were valued at U.S.$3.8 billion, representing 5.0% of total exports;

•	traditional fishing exports, such as fishmeal and fish oil, were valued at U.S.$2.4 billion during 2025, representing 2.5% of total exports, and valued at U.S.$2.3 billion in 2024, representing 3.0% of total exports;

•	non-traditional agriculture and livestock exports were valued at U.S.$12.6 billion during 2025, representing 13.4% of total exports, while in 2024 they were valued at U.S.$11.1 billion, representing 14.5% of total exports; and

•	non-traditional textile exports, such as textile fibers and cloth, were valued at U.S.$1.7 billion during 2025, representing 1.8% of total exports, while they were valued at U.S.$1.6 billion in 2024, representing 2.1% of total exports during the year.

The following tables provide further information on exports for the periods presented.

Exports
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Traditional:
Fishing	2,335	2,386	1,142	2,288	2,375
Agricultural	857	1,354	971	1,229	1,911
Mineral	39,901	38,278	42,253	48,335	62,738
Petroleum and natural gas	3,711	5,905	3,939	3,833	3,307
Total traditional	46,804	47,923	48,304	55,685	70,332
Non-traditional:
Agriculture and livestock	7,868	8,368	9,169	11,096	12,626
Fishing	1,516	1,639	1,777	1,317	2,275
Textiles	1,565	1,873	1,602	1,637	1,733
Timbers and papers, and manufactures	280	313	290	286	276
Chemical	1,905	2,348	1,997	2,193	2,405
Non-metallic minerals	675	1,093	1,194	1,049	999
Basic metal industries and jewelry	1,613	1,723	1,551	2,000	2,188
Fabricated metal products and machinery	555	649	715	749	793
Other products(1)	141	157	146	130	120
Total non-traditional	16,117	18,162	18,441	20,456	23,415
Other products(2)	193	254	217	215	245
Total exports	63,114	66,339	66,963	76,357	93,993

(1)	Includes leather and handcrafts.

(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports
(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Traditional:
Fishing	3.7	3.6	1.7	3.0	2.5
Agricultural	1.4	2.0	1.4	1.6	2.0
Mineral	63.2	57.7	63.1	63.3	66.7
Petroleum and derivatives	5.9	8.9	5.9	5.0	3.5
Total traditional	74.2	72.2	72.1	72.9	74.8
Non-traditional:
Agriculture and livestock	12.5	12.6	13.7	14.5	13.4
Fishing	2.4	2.5	2.7	1.7	2.4
Textiles	2.5	2.8	2.4	2.1	1.8
Timbers and papers, and manufactures	0.4	0.5	0.4	0.4	0.3
Chemical	3.0	3.5	3.0	2.9	2.6
Non-metallic minerals	1.1	1.6	1.8	1.4	1.1
Basic metal industries and jewelry	2.6	2.6	2.3	2.6	2.3
Fabricated metal products and machinery	0.9	1.0	1.1	1.0	0.8
Other products(1)	0.2	0.2	0.2	0.2	0.1
Total non-traditional	25.5	27.4	27.5	26.8	24.9
Other products(2)	0.3	0.4	0.3	0.3	0.3
Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2025 imports amounted to U.S.$58.6 billion, U.S.$6.3 billion higher than in 2024, due to the greater dynamism of capital goods (16.9%), non-durable consumer goods (12.4%), and raw materials for industry (14.5%).

In 2025 and 2024, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$26.9 billion in 2025, representing 45.9% of total imports for such period, and valued at U.S.$25.4 billion in 2024, representing 48.7% of total imports for such period;

•	capital goods, such as transportation and building equipment, valued at U.S.$17.5 billion in 2025, representing 29.8% of total imports for such period, and valued at U.S.$14.9 billion in 2024, representing 28.6% of total imports for such period; the 16.9% increase was due to higher imports of machinery and equipment (U.S.$1442 million) and transportation equipment (U.S.$824 million). In terms of imported volumes, capital goods (excluding construction materials) increased by 16.7%.

•	consumer goods valued at U.S.$13.9 billion in 2025, representing 23.7% of total imports for such period, and valued at U.S.$11.7 billion in 2024, representing 22.5% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Consumer goods:
Durable goods	4,545	4,649	4,724	4,796	6,067
Non-durable goods	5,877	6,560	6,502	6,939	7,800
Total consumer goods	10,423	11,210	11,225	11,735	13,867
Intermediate goods:
Petroleum products, lubricants	6,075	10,495	8,659	8,353	7,526
Raw materials for agriculture	1,901	2,319	1,884	2,044	2,115
Raw materials for manufacturing	15,825	18,143	14,326	15,035	17,210
Total intermediate goods	23,801	30,957	24,869	25,433	26,852
Capital goods:
Construction materials	1,537	1,455	1,158	1,327	1,496
For agriculture	186	186	161	175	267
For manufacturing	8,862	8,883	8,806	9,465	10,908
Transportation equipment	3,301	3,469	3,579	3,980	4,805
Total capital goods	13,886	13,994	13,704	14,948	17,475
Other(1)	111	85	159	97
Total imports	48,220	56,245	49,958	52,213	58,560
Memorandum items:
Temporal admission imports(2)	487	351	277	187	198
Imports into free trade zone(3)	199	174	176	171	198

(1)	Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.

(3)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports
(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Consumer goods:
Durable goods	9.4%	8.3%	9.5%	9.2%	10.4%
Non-durable goods	12.2%	11.7%	13.0%	13.3%	13.3%
Total consumer goods	21.6%	19.9%	22.5%	22.5%	23.7%
Intermediate goods:
Petroleum products, lubricants	12.6%	18.7%	17.3%	16.0%	12.9%
Raw materials for agriculture	3.9%	4.1%	3.8%	3.9%	3.6%
Raw materials for manufacturing	32.8%	32.3%	28.7%	28.8%	29.4%
Total intermediate goods	49.4%	55.0%	49.8%	48.7%	45.9%
Capital goods:
Construction materials	3.2%	2.6%	2.3%	2.5%	2.6%
For agriculture	0.4%	0.3%	0.3%	0.3%	0.5%
For manufacturing	18.4%	15.8%	17.6%	18.1%	18.6%
Transportation equipment	6.8%	6.2%	7.2%	7.6%	8.2%
Total capital goods	28.8%	24.9%	27.4%	28.6%	29.8%
Other(1)	0.2%	0.2%	0.3%	0.2%	0.6%
Total import	100.0%	100.0%	100.0%	100.0%	100.0%
Memorandum items:
Temporal admission imports(2)	1.0%	0.6%	0.6%	0.4%	0.3%
Imports into free trade zone(3)	0.4%	0.3%	0.4%	0.3%	0.3%

(1)	Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.

(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

In 2025, the capital account balance recorded a net inflow of U.S.$3.3 billion, or 1.0% of GDP, compared to a net inflow of U.S.$1.9 billion in 2024. This change in the dynamics of external capital flows was mainly a reflection of the strong recovery in private investment, which grew 10% year-over-year, and favorable terms of trade, which increased by 19.9% year-over-year, and increased the profits of foreign direct investment companies, particularly in the mining sector. Additionally,  improved external financial conditions supported long-term private capital inflows. The higher investment momentum also led to an increase in capital goods imports, which expanded by 16.3% by the end of the year.

Public sector external financing in 2025 registered a net capital inflow (an increase in net debit position) of U.S.$4,558 million, compared to a net capital inflow of U.S.$5,272 million in 2024. This result is attributed to a decrease in loan disbursements of U.S.$1,440 million, mainly by the General Government, and an increase in amortizations of U.S.$331 million.  The declining trend in public external borrowing was associated with lower financing requirements resulting from the reduction in the fiscal deficit, amid favorable income tax revenues and fiscal consolidation efforts aimed at reducing government expenditure.

Geographic Distribution of Exports
(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
United States	11.8	13.5	14.2	12.8	11.3
Canada	4.5	4.2	4.6	5.2	5.7
Mexico	0.9	1.3	1.3	1.2	1.1
Total North America	17.2	19.1	20.1	19.1	18.2
Brazil	1.9	2.6	2.7	2.2	1.8
Colombia	1.4	1.7	1.3	1.3	1.2
Chile	2.9	3.2	2.9	2.8	2.5
Venezuela	0.1	0.2	0.2	0.2	0.2
Other	5.0	5.8	5.2	4.7	3.8
Total Latin America and the Caribbean	11.3	13.4	12.3	11.2	9.5
United Kingdom	2.2	3.3	2.0	1.2	0.9
Switzerland	3.2	3.1	2.6	3.6	2.9
Germany	2.2	1.8	1.5	1.3	1.6
Spain	2.6	2.6	2.9	2.8	3.1
Other	7.7	6.5	6.5	7.2	6.9
Total Europe	17.9	17.3	15.5	16.0	15.4
Japan	4.8	5.0	3.6	4.5	3.6
China	34.7	33.0	35.8	33.7	36.1
Other	12.8	11.3	11.6	14.4	14.8
Total Asia	52.3	49.2	51.0	52.6	54.6
Africa and others	1.2	1.0	1.1	1.1	2.3
Total exports	100.00	100.00	100.00	100.00	100.0

Source: Central Bank.

Geographic Distribution of Imports
(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
United States	18.5	23.7	21.1	18.1	17.9
Canada	1.9	1.9	2.3	2.6	1.9
Mexico	3.7	3.3	3.4	3.1	2.7
Total North America	24.1	28.9	26.8	23.7	22.5
Brazil	6.6	7.0	7.1	6.3	5.8
Colombia	2.3	2.1	2.4	2.7	3.4
Chile	2.6	2.7	2.5	2.3	2.2
Venezuela	—	—	—	—	—
Other	9.2	10.0	11.0	11.8	10.6
Total Latin America and the Caribbean	20.8	21.7	23.0	23.1	22.0
United Kingdom	0.5	0.4	0.6	0.5	0.5
Switzerland	0.3	0.3	0.3	0.3	0.3
Germany	2.3	1.9	2.2	2.2	2.3
Spain	1.7	1.4	1.5	1.5	1.6
Other	6.8	5.4	5.8	6.1	6.1
Total Europe	11.5	9.4	10.4	10.6	10.8
Japan	2.0	1.8	2.1	2.1	2.0
China	28.7	26.2	25.9	28.8	31.4
Other	11.7	10.5	9.9	9.5	9.5
Total Asia	42.4	38.5	38.0	40.4	42.9
Africa and others	1.3	1.4	1.8	2.2	1.8
Total imports	100.0	100.0	100.0	100.0	100.0

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the government. For a description of these measures, see “The Economy—Public Administration—Privatizations and Concessions.”

Peru attracted more than U.S.$40.0 billion in foreign direct investment between 2021 and 2025. In 2021, foreign investment increased to U.S.$7.1 billion. Such funds were invested in mining (U.S.$3.7 billion), non-financial services (U.S.$2.0 billion), hydrocarbons (U.S.$1.0 billion) and energy (U.S.$458 million). In 2022, foreign investment increased to U.S.$11.4 billion, due to the reinvestment of earnings, reflecting lower dividend distributions as a result of lower annual earnings, and capital contributions, mainly those of Newmont Corporation to increase its equity interest in Minera Yanacocha. In 2023, foreign investment decreased to U.S.$4.4 billion. The decrease is explained by lower reinvestment, in line with the fall in profits due to macroeconomic factors, as well as by the increase in dividend payments and the repayment of loans with affiliated foreign companies. In addition, there were net withdrawals of capital by non-resident investors, mainly by companies in the mining sector. In 2024, foreign investment increased to U.S.$6.7 billion. This was mainly explained by higher reinvestment, consistent with increased profits due to the economic situation, and, to a lesser extent, by lower amortization with related foreign companies. On the contrary, there were net capital withdrawals by non-resident investors, related to the sale of companies in the electricity and fishing sectors. In 2025, foreign direct investment increased 54.4% to U.S.$10.4 billion compared to 2024, mainly due to higher reinvested earnings, driven by favorable prices for major mineral exports and growth in domestic demand.

For a description of these transactions see “Privatizations and Concessions” above.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2020 and 2024 as follows:

•	In 2021, Peru experienced portfolio capital outflows of U.S.$154 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange), primarily as a result of sales by non-resident investors of securities issued by local companies.

•	In 2022, Peru experienced portfolio capital outflows of U.S.$110 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). The total portfolio capital outflows is composed mainly by redemptions and lower holdings by non-resident investors of securities issued by local companies. Additionally, there was a reduction in portfolio investment in the country of U.S.$760 million, as a result of lower bond issuances in the foreign market, given the increases in international interest rates and the slowdown in domestic demand (particularly regarding investment). The total portfolio amount includes mainly redemptions and lower non-resident holdings of bonds issued by both local financial and non-financial companies.

•	In 2023, Peru experienced portfolio capital outflows of U.S.$24 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). Additionally, there was a reduction in portfolio investment in the country of U.S.$160 million as a result of higher amortizations in the financial and non-financial sectors. Within the non-financial sectors, some issuances in the foreign market stand out, which were mainly intended to amortize debt close to maturity, thereby reducing non-resident holdings of bonds issued by local companies. In addition, lower liabilities were recorded for non-resident capital participations.

•	In 2024, Peru experienced portfolio capital inflows of U.S.$20 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). Additionally, there was an increase in portfolio investment in the country of U.S.$2,487 million, driven by higher issuances from the financial and non-financial sectors. In the latter, the issuance by the energy sector in the external market stood out, with the proceeds mainly used to repay debt within the same sector.

•	In 2025, Peru experienced portfolio capital inflows of U.S.$89 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). Additionally, there was an increase in portfolio debt investment in the country of U.S.$1,602 million, driven by bond issuances abroad by companies in the financial and non-financial sectors, including Scotiabank, BCP, Kallpa, Orazul, and InRetail Consumer.

The following table provides information, by sector, on the stock of foreign direct investments registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector*
(in millions of U.S. dollars at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025(1)
Agriculture	82.9	82.9	82.9	82.9	82.9
Commerce	869.5	869.5	869.5	869.5	869.5
Construction	399.8	399.8	399.8	412.7	412.7
Energy	3,501.4	3,501.4	3,504.4	3,504.4	3,504.4
Finance	6,736.5	6,744.5	6,790.2	7,301.7	7,339.9
Fishing	163.0	163.0	163.0	163.0	163.0
Forestry	1.2	1.2	1.2	1.2	1.2
Housing	122.1	122.1	122.1	122.1	122.1
Industry	3,442.1	3,442.1	3,442.1	3,454.8	3,454.8
Mining	6,916.8	6,925.4	10,185.8	10,185.8	10,185.8
Petroleum	679.7	679.7	679.7	679.7	679.7
Services	1,345.7	1,242.1	1,242.1	1,242.1	1,242.1
Telecommunication	5,495.2	5,495.2	5,495.2	5,495.2	5,495.2
Transportation	522.6	536.3	550.9	550.9	550.9
Tourism	83.4	83.4	83.4	83.4	83.4
Total	30,361.9	30,288.4	33,612.2	34,149.3	34,187.5

*	Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2025.

Source: Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in U.S. dollars, and as a percentage of total foreign direct investment, as registered with Proinversión, as of the dates presented.

Registered Stock of Foreign Direct Investment by Country of Origin*
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025(1)
Argentina	39.7	39.7	39.7	39.7	39.7
Australia	7.6	7.6	7.6	7.6	7.6
Austria	52.8	52.8	52.8	52.8	52.8
Bahamas	183.1	183.1	183.1	183.1	183.1
Belgium	177.6	177.6	177.6	177.6	177.6
Bermuda	293.1	293.1	293.1	293.1	293.1
Bolivia	4.8	4.8	4.8	4.8	4.8
Brazil	1,200.9	1,200.9	1,200.9	1,200.9	1,200.9
Canada	1,086.2	1,086.2	1,086.2	1,086.2	1,086.2
Cayman Islands	113.3	113.3	113.3	113.3	113.3
Chile	1,374.7	1,271.0	4,521.0	4,521.0	4,521.0
China	1,108.1	1,116.1	1,116.1	1,116.1	1,116.1
Colombia	2,916.6	2,916.6	2,933.2	2,950.2	2,955.1
Denmark	10.1	10.1	10.1	10.1	10.1
Ecuador	161.0	161.0	161.0	161.0	161.0
France	226.4	226.4	226.4	226.4	226.4
Germany	219.2	219.2	219.2	219.2	219.2
Italy	175.6	175.6	175.6	175.6	175.6
Japan	238.4	238.4	238.4	238.4	238.4
Korea	44.1	44.1	44.1	44.1	44.1
Liechtenstein	19.3	19.3	19.3	19.3	19.3
Luxembourg	603.5	603.5	603.5	603.5	603.5
Malta	4.8	4.8	4.8	4.8	4.8
Mexico	574.7	574.7	603.7	633.3	666.6
Netherlands	1,394.6	1,394.6	1,397.6	1,397.6	1,397.6
New Zealand	6.8	6.8	6.8	6.8	6.8
Norway	120.0	120.0	120.0	120.0	120.0
Panama	616.4	616.4	616.4	1,094.1	1,094.1
Portugal	38.6	38.6	38.6	38.6	38.6
Singapore	365.5	365.5	365.5	365.5	365.5
Spain	5,186.5	5,200.1	5,214.8	5,227.7	5,227.7
Sweden	66.6	66.6	66.6	66.6	66.6
Switzerland	912.2	912.2	912.2	912.2	912.2
United Arab Emirates	5.0	5.0	5.0	5.0	5.0
United Kingdom	6,353.6	6,362.2	6,372.6	6,372.6	6,372.6
United States	4,067.2	4,067.2	4,067.2	4,067.2	4,067.2
Uruguay	160.2	160.2	160.2	160.2	160.2
Venezuela	8.0	8.0	8.0	8.0	8.0
Virgin Islands	215.1	215.1	215.1	215.1	215.1
Others	10.2	10.2	10.2	10.2	10.2
Total	30,361.9	30,288.4	33,612.2	34,149.3	34,187.5

*	Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2025.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin*
(as a percentage of total direct investment, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025(1)
Argentina	0.13	0.13	0.12	0.12	0.12
Australia	0.02	0.02	0.02	0.02	0.02
Austria	0.17	0.17	0.16	0.15	0.15
Bahamas	0.60	0.60	0.54	0.54	0.54
Belgium	0.58	0.59	0.53	0.52	0.52
Bermuda	0.97	0.97	0.87	0.86	0.86
Bolivia	0.02	0.02	0.01	0.01	0.01
Brazil	3.96	3.96	3.57	3.52	3.51
Canada	3.58	3.59	3.23	3.18	3.18
Cayman Islands	0.37	0.37	0.34	0.33	0.33
Chile	4.53	4.20	13.45	13.24	13.22
China	3.65	3.68	3.32	3.27	3.26
Colombia	9.61	9.63	8.73	8.64	8.64
Denmark	0.03	0.03	0.03	0.03	0.03
Ecuador	0.53	0.53	0.48	0.47	0.47
France	0.75	0.75	0.67	0.66	0.66
Germany	0.72	0.72	0.65	0.64	0.64
Italy	0.58	0.58	0.52	0.51	0.51
Japan	0.79	0.79	0.71	0.70	0.70
Korea	0.15	0.15	0.13	0.13	0.13
Liechtenstein	0.06	0.06	0.06	0.06	0.06
Luxembourg	1.99	1.99	1.80	1.77	1.77
Malta	0.02	0.02	0.01	0.01	0.01
Mexico	1.89	1.90	1.80	1.85	1.95
Netherlands	4.59	4.60	4.16	4.09	4.09
New Zealand	0.02	0.02	0.02	0.02	0.02
Norway	0.40	0.40	0.36	0.35	0.35
Panama	2.03	2.04	1.83	3.20	3.20
Portugal	0.13	0.13	0.11	0.11	0.11
Singapore	1.20	1.21	1.09	1.07	1.07
Spain	17.08	17.17	15.51	15.31	15.29
Sweden	0.22	0.22	0.20	0.19	0.19
Switzerland	3.00	3.01	2.71	2.67	2.67
United Arab Emirates	0.02	0.02	0.02	0.01	0.01
United Kingdom	20.93	21.01	18.96	18.66	18.64
United States	13.40	13.43	12.10	11.91	11.90
Uruguay	0.53	0.53	0.48	0.47	0.47
Venezuela	0.03	0.03	0.02	0.02	0.02
Virgin Islands	0.71	0.71	0.64	0.63	0.63
Others	0.03	0.03	0.03	0.03
Total	100.0	100.0	100.0	100.0	100.0

* Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2025.

Source: Proinversión.

The principal sources of direct investment in Peru by country of origin in 2025 were the United Kingdom, Spain, Chile and the United States. Together they represented 59.1% of total foreign direct investment in 2025.

The Monetary System

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and the Central Bank’s Charter, enacted that same year. The 1993 Constitution and the Central Bank’s Charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of sol.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. The Senate appoints three of the Central Bank’s directors, and the executive branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by the Senate. The Central Bank’s Charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s Charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank has full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s Charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate in the CPI, which was 6.4% in 2021, 8.5% in 2022, 3.2% in 2023, 2.0% in 2024 and 1.5% in 2025. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank establishes a target inflation rate and announces this target rate in order to shape market expectations. The annual inflation rate for Metropolitan Lima in 2025 was 1.51%, within the BCRP’s   target range of 1% to 3%. This made Peru one of the first countries to achieve inflation within the target range. Nationally, the CPI variation reached 1.30% (1.90% in 2024).

Inflation remained within the target range in 2025, driven by lower inflation in the food and energy category (1.13%). Meanwhile, CPI excluding food and energy stood at 1.83%, as price increases remained stable for goods (0.8%) and services (2.3%).

The total headline inflation rate for the year ended December 31, 2025, settled at approximately 1.5%, reflecting a successful stabilization inside the lower half of the target range. The annual variation of the index without food and energy (core inflation) was 1.83%, remaining near the center of the target band.

The annual result of inflation without food and energy reflects a deceleration across the goods component, particularly in industrial commodities, household cleaning items, and personal apparel, as international logistical chains normalized. The services component registered a more moderate path compared to previous fiscal cycles, supported by a normalization of domestic transport fees and a deceleration in school and educational services, which effectively countered localized, minor structural adjustments in domestic utility and water tariffs.

Food and energy inflation showed lower volatility and variation than in previous years, due to favorable domestic weather conditions and an absence of severe climate shocks (such as El Niño). This trend supported a stabilization in the prices of critical consumer basket items, including chicken meat, eggs, and fresh vegetables, alongside relief in domestic gas and electricity costs driven by lower international fuel import averages. In October 2026, the monthly inflation rate increased by 0.57%, marking the third-highest monthly increase so far year, after 0.69% in February and 2.38% in March. On a year-over-year basis, inflation rose from 4.55% in September to 5.25% in October, mainly driven by higher prices for food and non-alcoholic beverages (+1.62%) reflecting higher fish and seafood prices, transport (+0.77%), due to higher domestic and international airfares, housing, water, electricity, gas and other fuels (+0.39%) due to higher household fuel prices, and restaurants and hotels (+0.22%) reflecting higher prices for beverage services.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during 2001 and 2002, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate while the lower limit corresponds to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s Charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

Between April 2020 and July 2021, the Central Bank kept the benchmark interest rate at 0.25%, the lowest level since the implementation of target inflation rates, together with a portfolio of monetary policy instruments to increase the monetary stimulus, in order to avoid the breakdown of the payments and credit chain, given the magnitude of the COVID-19 pandemic.

The supply shocks that raised inflation in 2021 also led to an increase in inflation expectations. In this context, to avoid a persistent de-anchoring of inflation expectations with respect to the target range, the Central Bank’s board of directors approved to start, in August 2021, the withdrawal of the monetary stimulus with an increase in the reference rate of 25 basis points. Subsequently, during the monetary policy sessions held between September and December 2021, the Central Bank’s board of directors approved a raise to the reference interest rate of the monetary policy by 50 basis points each time, totaling five increases. Thus, the reference interest rate increased from 0.25% in July to 2.50% in December.

These decisions implied maintaining an expansive stance of the monetary policy, given that the real reference interest rate remained at negative levels (-1.21% in December 2021), after having reached a historical low of -2.53% in August. It is worth mentioning that the Central Bank’s board of directors decision on the benchmark interest rate was made in a context in which several central banks in the region raised their policy rates since March 2021.

During 2021, the monetary policy of the Central Bank showed a stance in favor of the withdrawal of monetary stimulus since July, one month before the August interest rate increase. Likewise, the indicator shows that the monetary policy statement took a more favorable stance to the withdrawal of monetary stimulus in the following months.

In 2021, the sol depreciated 10.3% in nominal terms against the U.S. dollar from S/3.62 to S/3.99 per U.S. dollar, which was associated with the increase in political uncertainty that affected economic agents’ expectations, added to the effects of global factors. Emerging currencies were affected by the increase in inflation expectations at a global level; expectations of an anticipated normalization of the Federal Reserve’s monetary policy; and concerns regarding the advance of new variants of COVID-19. The Peruvian exchange rate reached a new historical maximum on October 6 (S/4.138) since 2002, attributed to the higher local political risk. In terms of volatility, the sol recorded, since April 2021, one of the highest levels since the international financial crisis of 2008, which was mainly motivated by the uncertainty related to the electoral period.

In 2022, the sol appreciated 4.6% in nominal terms against the U.S. dollar from S/3.99 to S/3.81 per U.S. dollar, in an environment of greater risk aversion in international financial markets, greater political noise at the domestic level and the strengthening of the U.S. dollar globally (8.2%). The sentiment of greater risk aversion towards emerging assets was influenced by: (i) the changes in the expectation regarding the adjustments in the Federal Reserve’s policy rate; (ii) the escalation of the conflict between Russia and Ukraine, as well as tensions over energy supplies between Europe and Russia; (iii) global inflation concerns; (iv) fears of recession in the U.S. economy; and (v) the risk due to fears regarding the confinements in China and its impact on global growth.

In 2023, the sol appreciated 2.6% in nominal terms against the U.S. dollar from S/3.81 to S/3.71 per U.S. dollar, in a year of high volatility of exchange rates at a global level.

In 2024, the sol depreciated 1.6% in nominal terms against the U.S. dollar from S/3.71 to S/3.77 per U.S. dollar. This variation occurred in a context of global dollar strengthening (6.7%), mainly in the fourth quarter of the year (7.3%), and high volatility in international financial markets. The Peruvian sol continued to stand out in the region for its low annual volatility, with a depreciation of 1.6%, well below the average depreciation in the region, which was 15.4%.

In 2025, the sol appreciated by 10.6% against the U.S. dollar, rising from S/ 3.77 per dollar in 2024 to S/ 3.37 in 2025, marking its largest appreciation since 1990. The strengthening of the sol was driven by both global and domestic factors. Globally, the U.S. dollar depreciated by 9.1%, while international prices of Peru’s main mineral exports increased, particularly copper (+39%) and gold (+66%). Domestically, increased U.S. dollar supply from corporations, mainly mining companies, and a positive trade balance supported the sol. Despite its strong appreciation, the sol recorded lower annual volatility (5.2%) than the regional average (9.8%).

In order to complement the increases in the reference rate, as well as to reinforce monetary control, the Central Bank published Circular No. 024-2021-BCRP at the end of August 2021, which established the gradual increase of reserve requirements in local currency as of September 2021. It was established that the reserve requirement in local currency would be the greater of: (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to July 2021, and (ii) the amount resulting from applying the minimum average reserve requirement rate of 4.0% in September, 4.25% in October and 4.50% as of November 2021 (this last minimum average reserve requirement rate was not in force). Likewise, the minimum current account requirement that financial institutions maintain at the Central Bank was raised from 0.75% to 1.0% as of October 2021. In October 2021 (Circular No. 031-2021-BCRP) the minimum legal reserve requirement rate was increased from 4.0% to 4.5% in November 2021, to 4.75% in December 2021 and to 5.0% as of January 2022, respectively. In this manner, the reserve requirement would be the maximum between (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 2021, a maximum average reserve requirement equivalent to 6.0% of the flow of the total obligations subject to reserve requirement for the evaluation period was in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions. Given the impact of COVID-19, in order to provide resources to financial institutions, by the end of March 2020, the reserve requirement rate in local currency had been reduced from 5.0% to 4.0%, effective as of April 2020. Furthermore, as of that date, the minimum current account requirement was reduced from 1.0% to 0.75%. As of 2025, the reserve requirement ratio in local currency was 5.5%.

In 2022, the Central Bank made 12 consecutive increases to the reference interest rate, closing December at 7.5%, representing an increase from the 2.5% rate at the end of 2021. In January 2023, the Central Bank increased the reference interest rate by 0.25% to 7.75%, continuing the sequence of interest rate raises that began in August 2021 to counter the significant increase in inflation on a global level. The Central Bank, in its informative notice dated April 13, 2023, decided to maintain the reference interest rate at 7.75%, projecting, for the coming months, a decrease trend in regard to the year-on-year inflation, with a return to the target range in the fourth quarter of 2023, as a result of the moderation of the effect of international food and energy prices, the reversal of supply shocks in the agricultural sector and a reduction in inflation expectations for the rest of the year. The 12-month inflation expectations remained at 4.3% in March 2023, above the upper limit of the inflation target range. Subsequently, from September to December 2023, the Central Bank reduced the interest rate by 25 basis points each month, lowering the reference interest rate to 6.75%. The decision to lower the reference interest rate each month takes into account inflation projections and its determining factors, such as variations in international prices, exchange rates, and expectations of inflation.

In 2024, the Central Bank reduced the reference interest rate by 25 basis points in seven of the twelve Monetary Program meetings, while keeping it unchanged in the March, June, July, October, and December meetings. Thus, at the end of 2024, the reference interest rate stood at 5%. As a result, the real reference interest rate stood at 2.55%, close to the estimated neutral level (around 2%). The real neutral interest rate is defined as that consistent with a scenario in which the economy remains at its potential level of production and with an inflation rate at its long-term equilibrium level. Between September 2023, when monetary easing began, and December 2024, the reference interest rate was reduced by 275 basis points, of which 175 basis points corresponded to 2024. During this period of monetary easing, the Central Bank’s real monetary policy interest rate remained one of the lowest among the largest countries in the region. The monthly decision on the reference interest rate takes into account inflation projections and their determinants, such as the evolution of the output gap, changes in international prices, the exchange rate, supply factors, and the inflation expectations of economic agents.

In 2025, the monetary policy interest rate was reduced by 75 basis points, with cuts of 25 basis points at each of the January, May, and September Monetary Program meetings, and remained unchanged at the other meetings. Thus, the monetary policy reference rate stood at 4.25% at the end of 2025. Meanwhile, the real reference interest rate stood at 2.09%, close to the estimated neutral level of around 2.0%. The neutral real interest rate is the rate consistent with an economy operating at its potential output level and inflation at its long-run equilibrium level.

The Central Reserve Bank of Peru’s monetary policy decisions took the following factors into account: (i) the decline in inflation excluding food and energy; (ii) the downward trend in inflation expectations during 2025; (iii) the projection that inflation would gradually approach the midpoint of the target range; (iv) strong performance in leading indicators of economic activity as of November 2025; and (v) signs of moderate global growth as of December 2025, amid easing trade tensions that had emerged since the beginning of the year. As of the same date, net international reserves reached U.S.$90.21 billion. As of the date of this report, the Central Bank’s reference rate is 4.25%, unchanged since September 11, 2025.

The reserve requirement in foreign currency was modified by the Central Bank’s adoption of Circular No. 005-2021-BCRP, dated March 2021, with respect to the additional reserve requirements based on the evolution of total credit and vehicle and mortgage consumer credit in foreign currency. The purpose of these measures was to continue promoting, in the long term, a gradual process of reduction in the dollarization of credit. Previously, this requirement had been suspended from the reserve requirement period of April 2020 until December 2020, and then postponed until April 2021, within the measures adopted by the Central Bank, due to COVID-19.

At the beginning of 2022, certain reserve requirements in national currency were approved by Circular No. 003-2022-BCRP of January 20, 2022. This circular approved increases of the legal minimum reserve requirements to 5.25% in February, 5.5% in March, 5.75% in April and to 6.0% in May 2022. In November 2022, by Circular No. 025-2022-BCRP, the Central Bank reduced the reserve requirements to the January 2022 levels of 5.0%.

On June 27, 2023, the Central Bank announced several modifications related to foreign currency that are designed to promote the continued orderly growth of credit in foreign currencies, as well as generate incentives for financial institutions to extend average maturities with foreign creditors.

On March 14, 2024, the Central Bank reduced the minimum legal reserve requirements for local currency from 6.0% to 5.5%, effective April 2024. This measure complemented the monetary flexibility initiated in September 2023. The Central Bank uses changes in the reserve requirement ratio as a complementary measure to its decisions on the reference interest rate. The reserve requirement ratio regulates liquidity, through the monetary base and the banking multiplier, and the credit cycle of the financial system. Additionally, this type of measure indirectly influences interest rates by affecting the cost of financial intermediation and the margin between lending and borrowing rates in the financial system. It is estimated that the reduction in the reserve requirement rate since April freed up S/ 1.253 billion in lendable funds, which contributed to the easing of monetary policy and favored a reduction in lending rates and stimulated demand for credit in the private sector.

On May 3, 2025, the Central Reserve Bank of Peru amended the reserve requirements for domestic currency concerning the reserve requirement applicable to excess foreign currency sales in exchange for domestic currency through forwards and swaps. Starting with the May 2025 reserve requirement period, the weekly limit was set at U.S.$ 930 million, while the outstanding balance limit was set at the highest of the limit in effect in February 2025, 135% of the average daily outstanding balance of these foreign exchange derivatives in February 2025, and U.S.$ 1,535 million. This measure aimed to promote the orderly growth of the foreign exchange derivatives market. Meanwhile, the Central Bank made no other changes to the reserve requirement regime. Average reserve requirement rates remained close to the minimum legal reserve requirement (5.5%) for domestic currency and the marginal reserve requirement rate (35%) for foreign currency, respectively.

The following table provides information on interest rates applicable to commercial bank loans as of the dates presented.

Interest Rates on Commercial Bank Loans
(annual percentage rates)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Domestic currency:
Interbank	2.3	7.5	6.9	4.9	4.2
Prime(1)	2.9	8.7	7.7	5.2	4.8
Average loan rate	11.0	14.3	15.9	14.9	15.9
Foreign currency:
Interbank	0.3	4.2	5.5	4.5	3.8
Prime(1)	1.0	5.5	6.3	5.0	4.0
Average loan rate	6.8	9.1	11.0	10.6	9.8

(1)	Beginning in 2000, it only considers the prime rate on loans to the corporate sector.

Source: Central Bank.

As of December 31, 2021, the average interest rate on domestic currency loans decreased to 11.0%, and the rate on foreign currency loans increased to 6.8%. As of December 31, 2022, the average interest rate on domestic currency loans increased to 14.3%, and the rate on foreign currency loans increased to 9.1%. As of December 31, 2023, the average interest rate on domestic currency loans increased to 15.9%, and the rate on foreign currency loans increased to 11.0%. As of December 31, 2024, the average interest rate on domestic currency loans decreased to 14.9%, and the rate on foreign currency loans decreased to 10.6%. As of December 31, 2025, the average interest rate on domestic currency loans increased to 15.9%, and the rate on foreign currency loans decreased to 9.8%.

The following table provides information on interest rates applicable to deposits as of the dates presented.

Interest Rates on Deposits Paid by Commercial Banks
(annual percentage rates)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Domestic currency:
Saving deposits	0.6	0.6	0.8	0.8	0.8
Time deposits(1)	1.7	6.6	7.1	4.6	4.2
Average deposits rate(2)	1.0	3.0	3.5	2.4	2.0
Foreign currency:
Saving deposits	0.1	0.2	0.2	0.3	0.3
Time deposits(1)	0.5	2.5	4.2	3.7	2.9
Average deposits rate(2)	0.2	1.0	1.9	1.7	1.1

(1)	Time deposits for 31 to 179 days.

(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective rates.

Source: Central Bank.

The average interest rate on domestic currency deposits and foreign currency deposits were:

•	1.0% and 0.2%, respectively, as of December 31, 2021;

•	3.0% and 1.0%, respectively, as of December 31, 2022;

•	3.5% and 1.9%, respectively, as of December 31, 2023;

•	2.4% and 1.7%, respectively, as of December 31, 2024; and

•	2.0% and 1.1%, respectively, as of December 31, 2025.

The interest rate on domestic currency deposits and the interest rate on foreign currency deposits increased from 1.0% to 2.0% and from 0.2% to 1.1%, respectively, between 2021 and 2025.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit and indexed certificates of deposit (indexed to the exchange rate);

•	temporary purchases of Central Bank certificates of deposit and of treasury bonds; and

•	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repurchase agreements;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity; and

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

In January 2022 (Circular No. 003-2022-BCRP), the Central Bank’s board of directors decided to increase the minimum legal reserve requirement from 5.0% in January 2022 to 5.25% in February 2022, to 5.5% in March 2022, to 5.75% in April 2022 and to 6.0% as of May 2022 of the total liabilities subject to reserve requirements. These measures sought to support monetary sterilization mechanisms and strengthen the liquidity levels of entities subject to reserve requirements with the view of preserving monetary stability.

On October 31, 2022, the BCRP announced that it could purchase Public Treasury Bonds (“BTP”) with maturities up to 2040 between November and December of that year. These operations are part of the group of instruments available to the BCRP to inject liquidity permanently into the financial system. In circumstances in which they are considered necessary, they are carried out preventively and are specifically oriented towards adequate regulation of the liquidity of the financial system. Thus, in 2022, auctions were called for BTPs with maturities between 2028 and 2037 for a total liquidated value of S/3,235 million. This value, added to the purchases made in 2020 and 2021, involved a settled balance of BTP purchases by the BCRP of S/5,313 million at the end of 2022. It should be noted that pursuant to article 61 of the Central Bank’s Charter, the BCRP establishes that the issuing entity is empowered to purchase in the secondary market securities issued by the Public Treasury, as long as the annual increase in the holdings of these securities, valued at their acquisition price, does not exceed 5% of the balance of the monetary base of the closing of the previous year.

In November 2022 (Circular No. 025-2022-BCRP), the Central Bank’s board of directors approved the increase of the weekly limit and the limit to the balance of agreed operations of sale of foreign currency in exchange for national currency through forwards and swaps. These measures sought to promote foreign exchange hedging operations. The minimum legal reserve requirement in local currency was increased to 5.5% in March, 2022; in April 2022, to 5.75%; and in May 2022, to 6.0%. In this manner, the reserve requirement would be the maximum between (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 30, 2021 and December 31, 2022, a maximum average reserve requirement equivalent to 6.0 % of the flow of the total obligations subject to the reserve requirement for the evaluation period will be in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions. As of 2025, the reserve requirement ratio in local currency was 5.5%.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short-term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital flows fluctuated between U.S.$230 million of inflows in 2004 and U.S.$1.5 billion of outflows in 1999. Short-term capital outflows of U.S.$0.6 billion in 2020 fluctuated to U.S.$3.1 billion of outflows in 2024, the only inflows were U.S.$0.2 billion during 2023. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the Central Bank has issued certificates of deposit with restricted trading in order to avoid speculation against the U.S. dollar in the local market. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization of the financial system has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate reached 7.650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the past few years the ratio of dollarization has been decreasing.

As of December 31, 2025, U.S. dollar-denominated deposits equaled 31.2% of total deposits in the financial system (at the end of 2024, they represented 30.9%, at the end of 2023, they represented 32.2%, and at the end of 2022, they represented 32.9% and at the end of 2021 they represented 32.9%). At the same time, U.S. dollar-denominated credits in the private sector increased to 21.9% of total credits in the financial system as of December 31, 2025 (20.9% at the end of 2024, 21.7% at the end of 2023, 21.3% at the end of 2022 and 19.8% at the end of 2021).

The continued demand for soles in the vast majority of transactions that take place in the Peruvian economy has preserved the sol as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the sol will grow, gradually restoring the sol as the principal currency for savings.

One of the monetary policy instruments of the Central Bank is the use of reporting transactions (operaciones de reporte). In 1977, the Central Bank started implementing securities reporting transactions (operaciones de reporte de valores) to provide short-term liquidity to banking entities with liquidity constraints. In May 2007, the Central Bank started doing currency reporting transactions (operaciones de reporte de moneda), to provide liquidity by transferring soles to the financial system in exchange for U.S. dollars. In addition, in the context of the measures to reduce the dollar-denomination of the economy in December 2014, two additional types of reporting transactions were created: (i) expansion reporting transactions, with the goal of supporting the growth of soles-denominated credit, and (ii) substitution reporting transactions, with the goal of supporting the conversion of foreign currency-denominated credit into soles-denominated credit.

The following table shows bank credit to the private sector as a percentage of global credit for the periods presented.

Bank Credit to the Private Sector
(as percentage of total credit)

	Private Commercial Banks		Public Sector Banks
	S/	Foreign Currency	S/	Foreign Currency
As of December 31,
2021	77.4	22.6	75.3	24.7
2022	76.5	23.5	78.6	21.4
2023	76.6	23.4	83.8	16.2
2024	77.1	22.9	80.6	19.4
2025	78.1	21.9	80.4	19.6

Source: Central Bank.

The Banking Law and the charter of the SBS, as defined below, stipulate that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Superintendency of Banking, Insurance and AFP, or the SBS, is responsible for regulating and supervising the financial, insurance and private pension systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Superintendency of Banking and Insurance Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the Private Pension System. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated into the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors, and beneficiaries of the financial, insurance and private pension systems, by ensuring the solvency and integrity of the companies that operate in these sectors. The SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law (Law No. 26702) and its amendments, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic regulations:

•	Market-entry requirements designed to ensure that potential market participants have sufficient capital and are managed by competent teams with high integrity, aptitude and expertise in order to conduct their business as reliable regulated entities. In particular, the Banking Law requires that commercial banks have a minimum capital of S/33.4 million, approximately U.S.$8.4 million, for the third quarter of 2022 (readjusted quarterly based on the wholesale price index).

•	Prudential standards designed to ensure that the capital, provisions, and quality of the credit portfolio of financial institutions meet minimum levels. These prudential standards include the following requirements:

•	Strict limits on credit concentration. Financial institutions cannot lend an amount equal to or greater than 10% of their regulatory capital to any single person or entity. This limit may be raised to 30% depending on the type of guarantee or security granted. Additionally, financial institutions cannot lend more than 5% of their regulatory capital to any single person or entity residing overseas. This limit may be raised to 10% and 30% depending on the type of guarantee or security granted. The Banking Law also prescribes special limits for particular types of exposures, such as loans to related persons and financial institutions (foreign or domestic).

•	Capital adequacy ratios. The regulatory capital should be equal to or greater than 10% of the total risk-weighted assets of financial institutions (calculated for three major components of risk that a bank faces: credit risk, market risk and operational risk), which is stricter than the Basel Committee on Banking Supervision standard. It is relevant to highlight that the Banking Law was recently amended to adapt the composition and quality of the regulatory capital to the Basel III standard. Among other changes, the amendment introduces the concept of Common Equity Tier 1 (CET1) and regulatory requirements for CET1 as a percentage of risk-weighted assets (RWA) and for Tier 1 as a percentage of RWA. In addition, banks must maintain conservation capital buffers for economic cycle and for market concentration risk that must be covered with CET1. All these changes are effective since January 2023, but contemplate adaptation schedules to facilitate the progressive adaptation of the financial institutions to the new regulatory standard. This ratio was temporarily reduced due to the pandemic. In September 2024, the legal limit for the overall capital ratio was raised from 9.0% to 9.5%; and, as of March 2025, it returned to the 10% limit, as established in Legislative Decree No. 1531 and SBS Resolution No. 03952-2022, amended by SBS Resolution No. 0274-2024. This restored the solvency regulatory framework that was in effect prior to the Covid-19 pandemic.

•	Loan-loss reserve requirements. Provision rates, which are strictly enforced, depend on portfolio type and collateral, ranging from a minimum of 0.8% for corporate loans classified as Standard when the cyclical rule is activated, to a maximum of 100% for loans classified as Losses without collateral. It is worth mentioning that collateral is not offset from exposures.

•	Disclosure requirements designed to ensure transparency and strengthen market discipline, allowing regulators, economic agents in other sectors of the economy, and the public to assess the activities, risks, and performance of financial institutions over time. The principal requirements include the following:

•	Banks must register their shares on the Bolsa de Valores de Lima (BVL or Lima Stock Exchange) and thereby become subject to the disclosure guidelines established by the Superintendencia de Mercado de Valores (SMV or Peruvian Securities Superintendency).

•	Banks are required to publish their quarterly financial statements, including their requirements for regulatory capital and their capital ratios, in the major newspapers.

•	Banks must be assessed by two credit rating agencies semiannually, considering their overall risks. Agencies must publish banks’ credit ratings in a major newspaper.

In March 2022, Legislative Decree No. 1531 modified the Peruvian Banking Law, which came into force in January 2023, with an adaptation period established by provisions of the SBS (such as, in the case of the minimum requirements for the ratios of CET1 and effective equity tier 1 which have a calendar of implementation until September 2024) in the following ways:

1)	The quality of the capital of financial system companies was adapted to Basel III to strengthen the solvency and stability of such companies.

•	Tier 1 EE (higher quality) is divided into Common Equity Tier 1 Capital and Additional Tier 1 Capital. Common Equity Tier 1, in turn, is comprised primarily of common shares, reserves and earnings. Additional Tier 1 Capital is made up of subordinated debt instruments with the capacity to absorb losses while the company remains in operation. In addition, Tier 2 EE is available and Tier 3 EE is removed.

•	Minimum values were established for Common Equity Tier 1 and Effective Equity Tier 1. Common Equity Tier 1 cannot be less than 4.5% of APR. Tier 1 Effective Equity must be at least 6% of APR. Likewise, the Additional Tier 1 Capital must not exceed one-third of the Common Equity Tier 1 Capital, while the Tier 2 EE cannot exceed two-thirds of the Tier 1 EE. The requirement that the EE of a company must be equal to or greater than 10% of the APR was maintained.

•	In addition, a capital conservation buffer was introduced, requiring a buffer of 2.5% of the APR, which together with the economic cycle and market concentration risk buffers, must be covered with Common Equity Tier 1 Capital. The regulation establishes restrictions for the distribution of equity based on level of breach of these capital buffers, in a manner similar to that established in the Basel III standard.

Additionally, a buffer has been maintained for additional risks that must be covered with Tier 1 or Tier 2 EE. These risks include individual, sectoral and regional concentration, and bank ledger interest rates.

2)	The SBS created a new category of license to cover those entities considered “credit companies.” These companies are defined as companies that grant loans to any market segment and cannot hold deposits from the public. Such license would ease the entry into the credit market of companies, encouraging greater competition from entities that grant credit, such as fintech companies.

•	The revocation of the operation authorization certificate of companies that do not accept deposits from the public was allowed for reasons related to the solvency of such companies. The law provides for a simplified and proportional supervision regime for companies in the financial system which are not authorized to receive deposits from the public. Regarding the licensing of such credit companies, no changes to the law were necessary, however a modification of the licensing regulation regime is on track to be published, which will simplify the feasibility analysis required of such companies and the criteria of the self-assessment questionnaires that must be furnished as part of the licensing application. As of December 31, 2025, the amendments to the licensing regulations had not yet been published.

3)	It was established that companies can digitally carry out all the operations for which they are already authorized. Similarly, the requirement for the headquarters or main premises for public-service companies with a physical presence was eliminated, thus facilitating the existence of wholly digital entities in the financial system.

On December 21, 2022, SBS Resolution No. 03932-2022 established two modifications to the regulation of electronic money operations. First, it established that all entities allowed to issue electronic money may now use, as a permanent form of guarantee, either immediately available bank deposits (only banks with rating A+) or a bank trust to guarantee the issuance of electronic money. Second, with the purpose of reducing the exposure to the risks of asset laundering and / or financing of terrorism, the SBS Resolution No. 03932-2022 reduced the amount of the limits applicable to simplified electronic money accounts established in the Regulation of Electronic Money Operations. The new limits will be based on the minimum wage (S/1,130.0 in 2025), which will allow them to be updated over time. For legal persons, as well as for individuals who seek to carry out operations for amounts greater than the aforementioned limits, an alternative product is the general electronic money account. As of December 31, 2025, SBS Resolution No. 03932-2022 remained in force.

With respect to loan-loss provisions, current risk classifications of corporate debtors and large- and medium-sized enterprises’ debtors take into account, primarily, an analysis of the borrower’s cash flow, the potential risks on their ability to repay, the number of past due days and the classification of the borrower by other financial institutions. Regarding the assessment of the borrower’s cash flow, banks must consider the level of solvency, the degree of sensitivity to economic and regulation changes, the quality of the borrower’s management and control systems. In the case of consumer, small and micro enterprises and mortgage loans, the risk classification is only based on the number of days that payments are overdue. Additionally, collateral may affect the specific provisions’ rates with respect to a particular loan. The following table provides the risk-classification scheme mandated by the SBS.

Risk Classification	Criteria
Standard:
Corporate, large and medium enterprises loans	Paid on time, and liquid financial situation, adequate equity structure, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due
Mortgage loans	Up to 30 days past due
Special Mention:
Corporate, large and medium enterprises loans	15 to 60 days past due, or good financial situation, adequate management and control systems, cash flow allows to fulfill its financial obligations, but could weaken in the next 12 months due to economic, regulatory, or political environment, among other factors.
Small and micro enterprises loans	9 to 30 days past due

Risk Classification	Criteria
Consumer loans	9 to 30 days past due
Mortgage loans	31 to 60 days past due
Substandard:
Corporate, large and medium enterprises loans	61 to 120 days past due, or weak financial situation, cash flow does not allow to fulfill the payment of obligations, projected cash flow does not show improvement over time, limited ability to generate profits.
Small and micro enterprises loans	31 to 60 days past due
Consumer loans	31 to 60 days past due
Mortgage loans	61 to 120 days past due
Doubtful:
Corporate, large and medium enterprises loans	121 to 365 days past due, or critical financial situation, clearly insufficient cash flow, forced to sell assets relevant for the operation of the business with negative results.
Small and micro enterprises loans	61 to 120 days past due
Consumer loans	61 to 120 days past due
Mortgage loans	121 to 365 days past due
Loss:
Corporate, large and medium enterprises loans	More than 365 days past due, or debtor insolvent, cash flow does not cover costs, potential difficulties on restructuring agreements and obliged to sell relevant assets for the operation of the business.
Small and micro enterprises loans	More than 120 days past due
Consumer loans	More than 120 days past due
Mortgage loans	More than 365 days past due

Source: SBS.

The economic crisis, generated by the COVID-19 pandemic, had an impact on people, the real sector, and the financial sector both in 2020 and 2021. This has been reflected in the results of financial institutions (lower financial income and higher provisioning expenses). As a result, in 2021, the following two government programs were launched, which broadened the alternatives for financial entities in the event of facing greater problems:

•	Legislative Decree No. 1508: Government Guarantee Program for the loan portfolio of companies from the financial system, which established a series of measures to increase the capacity of these companies to face scenarios of greater demand for liquidity.

•	Emergency Decree No. 037-2021: Equity strengthening program for specialized microfinance institutions, intended to mitigate the impact on micro and small companies. The purpose of this program is to strengthen the equity of microfinance institutions, as well as to facilitate their corporate reorganization, if necessary, in order to protect the public’s savings, preserve economic stability and maintain the stability of the economy’s payment chain. It includes three subprograms: (a) strengthening municipal savings banks; (b) strengthening private institutions specialized in microfinance; and (c) facilitating the corporate reorganization of institutions specialized in microfinance.

On December 27, 2021, Congress issued Law No. 31380, under which the executive branch has the power to legislate on tax, fiscal, financial, and economic reactivation matters for a term of 90 calendar days. This law empowers the executive branch to modify banking legislation to promote innovation and encourage greater competition in the financial system, optimized processes, improve the quality of effective equity and strengthen the prudential supervision carried out by the SBS, all in the interest of financial stability and for the benefit of the public. Among the proposed measures, the reduction of the minimum capital of cash transportation, custody, and management companies to a maximum limit of 30% of the amount in force as of October-December 2021, without this implying that the rules on licensing and supervision by the SBS and the corresponding security measures will no longer be strictly applied. Likewise, Legislative Decree No. 1531, published on March 19, 2022, aligned the regulations applicable to financial companies regarding the composition of regulatory capital with the Basel III standard.

On September 13, 2024, Legislative Decree No. 1646 was enacted, amending Law 26702, the General Law on the Financial System and the Insurance System and Organic Law of the Superintendency of Banking and Insurance (General Law). Its objectives were to reduce the maximum financing limits that entities can grant to a single customer or group of customers in order to better manage risk, promote competition in the financial system, allowing for better concentration risk management, and contribute to the stability and solvency of the financial system by bringing regulations up to international standards. Within the framework of the Legislative Decree, the SBS issued Resolution No. 00975-2025, which approved the regulations for the new operational concentration limits applicable to these entities in accordance with the best practices and international standards of the Basel Committee on Banking Supervision and the Organization for Economic Cooperation and Development (OECD), taking into account the particularities of the country. These regulations, which entered into force on June 1, 2025, allow financial institutions to better manage concentration risk arising from exposures to a single counterparty (a customer receiving financing) or a group of connected counterparties (related customers receiving financing), thereby promoting greater diversification of their credit portfolios and safeguarding their solvency and stability. They also facilitate more efficient supervision.

The following table presents the minimum required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category
(for the year ended December 31, 2025)

	Loan-loss Reserves for Standard Loans
Type of Loan	Rate	Cyclical Component(1)(2)
Corporate	0.70	0.10
Large enterprises	0.70	0.40
Medium enterprises	1.00	0.60
Small and micro enterprises	1.00	1.00
Revolving consumer loans	1.00	1.50
Non-revolving consumer loans	1.00	1.00
Mortgage	0.70	0.40

	Loan-loss reserves for Non-Standard Loans(3)
	With Liquid Collateral	With Other Preferred Collateral	Without Preferred Collateral or Non-Collateralized
Special Mention	1.25	2.50	5.00
Sub-standard	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

(1)	The cyclical rule is deactivated since November 2014. The cyclical component applies when the rule based on GDP growth is activated.

(2)	The cyclical components by type of credit were modified by Resolution SBS No. 03718-2021 of December 7, 2021.

(3)	Loan-loss reserves rate for loans covered with highly liquid collateral is 1%.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Loan Portfolio of the Private Financial System by Type of Institution

(as a percentage of total loans, as of December 31, 2025)

			Savings and Loans Associations
Risk Category	Commercial Banks	Financial Companies	Municipal	Rural	Loan Companies	Private Financial System
Standard	92.17	88.41	89.74	86.14	87.16	91.84
Special Mention	2.50	3.21	2.22	2.96	4.01	2.50
Sub-standard	1.12	1.83	1.15	2.24	1.92	1.15
Doubtful	1.41	3.25	1.92	4.01	3.69	1.51
Loss	2.79	3.30	4.97	4.65	3.22	3.00
Total	100.00	100.00	100.00	100.00	100.00	100.00

Source: SBS.

Risk Classification of Loan Portfolio of Commercial Banks
(as a percentage of total loans, as of December 31, 2025)

Risk Category	Corporate Loans	Large Enterprises Loans	Medium Enterprises Loans	Small Enterprises Loans	Micro Enterprises Loans	Consumer Loans	Mortgage Loans
Standard	96.58	91.54	81.88	85.12	93.74	90.99	92.93
Special Mention	2.55	4.62	4.46	2.38	1.51	1.94	1.33
Sub-standard	0.56	1.33	1.86	1.76	1.05	1.48	1.08
Doubtful	0.19	0.65	1.87	2.35	1.88	3.04	1.68
Loss	0.13	1.87	9.93	8.39	1.82	2.55	2.98
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SBS.

The following table provides the status of loans in the financial system as of December 31, 2025.

Status of Loans in the Private Financial System
(as a percentage of total loans, as of December 31, 2025)

	Current Loans(1)
Type of Institution	Short-term	Long-term	Refinanced and Restructured Loans	Loans Past Due	Loans Subject to Judicial Proceedings
Commercial banks	24.8	70.1	1.8	1.4	1.9
Financial companies	18.6	75.3	1.6	3.2	1.4
Savings and loans associations:
Municipal	11.1	81.5	1.8	3.2	2.3
Rural	14.5	76.1	3.1	5.2	1.0
Loan companies (non deposit takers)	18.1	76.5	0.8	2.4	2.2
Private Financial system	23.3	71.3	1.8	1.6	1.9

(1)	Current loans include rescheduled loans in the context of the COVID-19 pandemic and other state of emergency declared by the Government.

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•	Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial institutions are required to disseminate through the media and the Peruvian Securities Superintendency. Off-site inspections look to information disclosed by the supervised companies to ensure that the companies comply with applicable regulations, to review the management of the supervised financial institutions, and to identify risk factors that might indicate potential future problems. The SBS also conducts on-site inspections at least once a year. During such visits, the SBS may conduct either a general evaluation of the financial institution or a review of specific issues.

•	Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies, and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, at the end of 2025, insures deposits in the financial system up to S/116,700, or approximately U.S.$34,650, a lower value than that recorded at the end of December 2024 (S/121,600), due to the decrease of 4.03% in the wholesale price index, which is used to adjust the maximum coverage amount.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial services industry and limited the supply of medium- and long-term credit.

As part of its economic program, President Fujimori’s administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed the Banking Law, which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of December 31, 2025, the Peruvian financial system was composed of 72 financial institutions including insurance companies and AFPs, which includes:

•	19 full-service commercial banks;

•	11 municipal savings and loan associations;

•	5 rural savings and loan associations;

•	5 small-business development non-bank institutions;

•	7 finance companies;

•	17 insurance companies;

•	4 private pension fund managers (“AFPs”); and

•	4 state-owned entities (not including the Central Bank), Banco de la Nación, COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 19 full-service commercial banks in operation as of December 31, 2025, 12 are partly foreign-owned or have foreign owners holding. As of December 31, 2025, other institutions supervised by the SBS included one investment bank, one mortgage management company, four money transfer companies, two general deposit warehouses, three trust companies, one surety and bonding house, two cash transportation, custody and management companies and four electronic currency companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors.

Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full-service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans for all sectors of society.

During 2006, 2007 and 2008, the Peruvian financial system experienced several important events. In May 2006, Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008, and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full-service commercial banks in Peru. In addition, two finance companies related with retailers were authorized to start operating as full-service banks in June 2007 and January 2008.

In 2010, two new finance companies began operations. In 2011, the number of microfinance institutions increased as a result of the creation of a new municipal savings association in October 2011. In 2012, Edpyme Inversiones La Cruz, a company specializing in retail loans, was authorized to start operations. In August 2012, a new bank, Banco Cencosud, was authorized to start operations as a full-service commercial bank and Edpyme Proempresa transformed into a financial services company. In December 2012, CRAC Profinanzas merged with Financiera Universal which, as of December 31, 2012, ranked, with respect to total market share, eighth in terms of total direct credit (with 3.2%), third in terms of total deposits (with 6.5%) and ninth in terms of equity (with 4.1%). In May 2013, Financiera Confianza acquired CRAC Nuestra Gente and in October 2013, Edpyme Nueva Visión was authorized to convert into a financial services company.

In March 2015, the merger of Financiera Edyficar and Mibanco was approved by the SBS and in September 2015, the merger of Financiera Nueva Visión and CRAC Credinka was also approved. In October, Financiera IFC acquired CRAC Libertadores de Ayacucho. In December 2015, the SBS revoked its authorization for operations of Financiera Edyficar, with the surviving entity remaining as a supervised company. In May 2016, Edpyme Raiz’s acquisition of CRAC Chavin was approved and in July 2016, Deutsche Bank Peru’s voluntary dissolution and subsequent liquidation was also approved. In August 2016, the acquisition of CRAC Cajamarca by Financiera Credinka was approved. In June 2017, the acquisition of Edpyme Solidaridad by CRAC Los Andes was approved. In July 2018, Congress passed the law that modified Law No. 26702, Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, y otras normas concordantes, respecto de la regulación y supervisión de las cooperativas de ahorro y crédito (the Law that modifies the Banking Law regarding regulation and supervision of the Saving and Credit Cooperatives) (Law No. 30822). This Law establishes the Superintendencia Adjunta de Cooperativas (Savings and Credit Cooperatives Deputy Superintendence or SACOOP) as a functional part of the SBS and creates the National Registry of Savings and Credit Cooperatives at the SBS. In 2019, the SBS authorized the acquisition of control of Banco Cencosud S.A. by Scotiabank, which sold 51% of its shares in May 2018, to Caja Rural de Ahorro y Crédito CAT Perú S.A. In August 2019, Peru’s National Financial Inclusion Policy was launched.

Bank of China was authorized in April 2020 to start operating as a multipurpose banking entity. Bank of China, established in February 1912, is the banking entity with the longest continuous operation among Chinese banks. It was previously authorized by SBS to open a bank in Peru in January 2019.

In January 2025, the SBS authorized the conversion of Compartamos Financiera S.A. into a bank under the name Compartamos Banco S.A., or its abbreviated name, “Compartamos Banco,” allowing it to operate as a banking institution.

In May 2025, the SBS authorized the conversion of Financiera Santander Consumer S.A. into a banking company under the name Santander Consumer Bank S.A.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of December 31, 2025.

Loans and Deposits
(as a percentage of total loans and total deposits by currency)

	For the year ended December 31, 2025
	Loans		Deposits
Type of Institution	S/	U.S.$	S/	U.S.$
Commercial banks	79.1	98.6	76.6	96.8
Finance companies	2.4	0.3	1.5	0.1
Municipal savings and loans associations	11.4	0.1	10.1	1.1
Rural savings and loans associations	0.4	0.0	0.4	0.0
Micro & small business development entities	0.6	0.8	0.0	0.0
State-owned banks	6.1	0.2	11.4	1.9
Total	100.0	100.0	100.0	100.0

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates presented.

Number of Financial Institutions
and Share of Total Assets of the Financial System

	Number of Institutions for the year ended December 31,					Share of Total Assets (%) as of December 31,
Type of Institution	2021	2022	2023	2024	2025	2025
Commercial banks	16	17	17	17	19	83.6
Financial companies	10	9	9	9	7	1.5
Municipal savings and loans associations	12	12	12	11	11	7.0
Rural savings and loans associations	6	6	5	5	5	0.3
Micro & small business development entities	8	7	6	5	5	0.5
State-owned banks(1)	2	2	2	2	2	7.1
Total	54	53	51	49	49	100.0

(1)	There are two more state-owned institutions, which are mainly second-tier banks lending resources to financial intermediaries not included in the financial system indicators.

Source: SBS.

In 2021, total assets decreased by 8.9% compared to 2020. In 2022, total assets increased by 2.8% compared to 2021. In 2023, total assets increased by 5.1% compared to 2022. In 2024, total assets increased by 4.5% compared to 2023, and in 2025, total assets increased 15.8% compared to 2024.

The following table provides the total gross assets of the Peruvian financial system as of the dates presented.

Total Gross Assets of the Peruvian Financial System and the Commercial Banks
(in millions of U.S. dollars and percentage change from previous year)(1)

	Private Financial System		Commercial Banks
As of December 31,	U.S.$	Growth Rate (%)	U.S.$	Growth Rate (%)
2021	143,961	(8.9)	129,946	(8.8)
2022	147,943	2.8	131,656	1.3
2023	155,475	5.1	138,101	4.9
2024	162,498	4.5	144,622	4.7
2025	188,251	15.8	169,569	17.2

(1)	The YoY growth rate is calculated in US dollars. In this sense, it is affected by the variation in the exchange rate.

Source: SBS.

The financial system is the primary source of private-sector financing. As of December 31, 2025, the wholesale and retail trade sector continued to account for the largest share of loans (17.1%), followed by the manufacturing sector (11.7%). For the years ended December 31, 2024, 2023, 2022 and 2021, loans to the wholesale and retail trade sector represented 17.6%, 17.1%, 17.9% and 18.7% respectively, of total loans, while loans to the manufacturing sector as a percentage of total loans were 12.3%, 12.6%, 13.3% and 13.8% for 2024, 2023, 2022 and 2021, respectively.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates presented.

Loans of the Private Financial System by Sector
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
Sector	2021	2022	2023	2024	2025
Agriculture, livestock and fishing	4,223	4,741	4,605	4,511	5,749
Mining	2,601	2,451	2,638	2,660	3,141
Manufacturing	13,784	14,246	13,826	13,271	14,678
Electricity, gas and water	2,572	2,455	2,163	2,667	2,429
Construction	2,044	1,843	1,767	1,562	1,653
Wholesale and retail trade	18,640	19,197	18,697	19,043	21,481
Hotels and restaurants	1,814	1,839	1,813	1,795	2,157
Transportation, warehousing and telecommunications	6,135	6,079	6,336	7,840	9,279
Financial intermediation	2,786	3,320	2,700	3,091	3,903
Real estate	7,508	7,254	7,409	3,107	3,043
Public administration and defense	170	129	95	27	153
Education	1,161	1,167	1,176	1,199	1,309
Health and social services	584	644	677	699	817
Other(1)	35,518	41,958	45,508	46,532	55,937
Total loans	99,542	107,324	109,411	108,005	125,728

(1)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Loans of the Financial System by Sector(1)
(as a percentage of total loans)

	For the year ended December 31,
Sector	2021	2022	2023	2024	2025
Agriculture, livestock and fishing	4.2	4.4	4.2	4.2	4.6
Mining	2.6	2.3	2.4	2.5	2.5
Manufacturing	13.8	13.3	12.6	12.3	11.7
Electricity, gas and water	2.6	2.3	2.0	2.5	1.9
Construction	2.1	1.7	1.6	1.4	1.3
Wholesale and retail trade	18.7	17.9	17.1	17.6	17.1
Hotels and restaurants	1.8	1.7	1.7	1.7	1.7
Transportation, warehousing and telecommunications	6.2	5.7	5.8	7.3	7.4
Financial intermediation	2.8	3.1	2.5	2.9	3.1
Real estate	7.5	6.8	6.8	2.9	2.4
Public administration and defense	0.2	0.1	0.1	0.0	0.1
Education	1.2	1.1	1.1	1.1	1.0
Health and social services	0.6	0.6	0.6	0.6	0.7
Other	35.7	39.1	41.6	43.1	44.5
Total loans	100.0	100.0	100.0	100.0	100.0

(1)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks, that are easily convertible into cash;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2025, Peru’s monetary base increased by 36.6%, from U.S.$24.5 billion as of December 31, 2021 to U.S.$33.5 billion as of December 31, 2025. For the five-year period ended December 31, 2025, M1 grew at a compound annual rate of 5.5%, M2 grew at a compound annual rate of 6.0% and M3 grew at a compound annual rate of 5.7%.

The following table shows changes in selected monetary indicators as of the stated dates.

Selected Monetary Indicators
(percentage change from previous year)(1)

	For the year ended December 31,
	2021	2022	2023	2024	2025
M1	18.7	(5.1)	(3.9)	9.6	10.3
M2	11.9	(1.8)	2.6	9.4	8.5
M3	13.8	(0.1)	0.7	7.9	6.6

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates presented.

Monetary Base and Central Bank’s International Reserves
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Currency in circulation and cash in vaults at banks	23,562	23,732	23,382	25,296	31,921
Deposits at the Central Bank	942	675	883	769	1,554
Monetary base	24,504	24,407	24,265	26,065	33,475
Gross international reserves	78,539	72,246	71,319	79,200	90,262
Net international reserves	78,495	71,883	71,033	78,987	90,214

The ratio of gross international reserves at the Central Bank to the monetary base was approximately 3.2 to 1 at December 31, 2021 , 3.0 to 1 at December 31, 2022, 2.9 to 1 at December 31, 2023, 3.0 to 1 at December 31, 2024 and 2.7 to 1 at December 31, 2025.

Total credit aggregates and total deposits were:

•	U.S.$84.2 billion and U.S.$89.4 billion, respectively, as of December 31, 2021;

•	U.S.$93.9 billion and U.S.$93.3 billion, respectively, as of December 31, 2022;

•	U.S.$105.1 billion and U.S.$98.7 billion, respectively, as of December 31, 2023;

•	U.S.$109.3 billion and U.S.$107.9 billion, respectively, as of December 31, 2024; and

•	U.S.$130.5 billion and U.S.$128.9 billion respectively, as of December 31, 2025,

For the five-year period ended December 31, 2025, private-sector credit increased at a compound annual growth rate of 5.1%, to U.S.$129.4 billion at the end of the period. For the same period, total deposits increased at a compound annual growth rate of 7.6%, while foreign currency-denominated deposits increased at a compound annual growth rate of 4.2%, to U.S.$40.3 billion. During the same period, local currency-denominated deposits had a compound annual growth rate of 9.4%, totaling U.S.$88.6 billion at December 31, 2025.

As of December 31, 2025, Peru’s monetary base was U.S.$33.5 billion. From December 31, 2024 to December 31, 2025 gross international reserves increased to U.S.$90.3 billion, from U.S.$79.2 billion and net international reserves increased to U.S.$90.2 billion as of December 31, 2025, from approximately U.S.$78.9 billion as of December 31, 2024.

The following table presents liquidity and credit aggregates, and changes in selected monetary indicators as of the dates presented.

Liquidity and Credit
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Monetary aggregates
Currency in circulation	20,921	20,969	20,323	22,306	28,665
M1	36,444	35,960	36,962	41,596	53,252
M2	78,193	81,952	87,278	96,722	120,869
M3	112,220	116,677	122,597	133,853	161,934
Credit by sector(1):
Public sector(2)	(16,654)	(14,747)	(7,451)	(1,628)	1,087
Private sector	100,819	108,679	112,539	110,955	129,439
Total credit aggregates	84,165	93,932	105,088	109,327	130,526
Deposits:
Local currency(3)	56,606	59,973	64,672	71,749	88,638
Foreign currency(4)	32,841	33,373	34,014	36,173	40,289
Total deposits	89,448	93,347	98,685	107,922	128,927

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.

(2)	Net claims on public sector of depository corporations.

(3)	Includes sight deposits, saving deposits, and time deposits in domestic currency of depository corporations.

(4)	Includes demand deposits, savings deposits, and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program the government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990s, but by 1999 inflation had declined to a rate of 3.5% per year. In 2021, the inflation rate reached 6.43%. In 2022, the inflation rate reached 8.46%. In 2023, inflation reached 3.24%. In 2024, the inflation rate reached 1.97%. In 2025, the inflation rate decreased to 1.51%.

During 2021, supply chain constraints and rapid economic recovery following the easing of COVID-19 restrictions resulted in higher variation in the price of commodities. Among the supply factors that contributed to inflation were the higher international prices of commodities, particularly oil and certain food products, such as wheat, corn, and soybean oil. The increase in such quotations is compounded by the higher cost of maritime freight, chemical fertilizers, and other supply products. Domestically, the rise in the exchange rate resulted in the increase in local prices of products with imported components. The significant increase in international energy and food prices since the second half of 2021, accentuated by international conflicts, has led to a sharp increase in inflation rates globally to magnitudes not seen in many years and to significantly higher levels than were targeted by central banks both in advanced economies and regional economies alike.

In 2022, the inflation rate was 8.46% principally due to an increase in inflation associated with external factors, such as the increase in the price of commodities in the international market affected by the war between Russia and Ukraine. This led to price increases in the domestic market for nourishment requiring imported supplies, such as eggs and noodles. At the same time, the increase in the price of fertilizers affected perishable agricultural crops, which was reflected in increases in the prices of products such as potatoes and lemons, which were also affected by climatic problems such as the drought in the central highlands and lower temperatures on the northern coast. However, inflation began to stabilize in the second half of the year: after reaching a peak of 8.8% in June, the decline in energy prices, mainly fuels, contributed to a slight decrease toward the end of the year.

Inflation in 2022 was influenced by the rise in the prices of the consumer divisions: Food and Non-Alcoholic Beverages (15.21%) due to the increases observed in vegetables, eggs, sugar, bread and cereals, and other food products; Transportation (11.30%) due to the higher prices of fuels and lubricants, vehicle spare parts, road transportation services, and local transportation; Restaurants and Hotels (9.49%) due to the increase in menu prices in restaurants; and Lodging, Water, Electricity, Gas and Other Fuels (4.23%) due to the rise in electricity and drinking water rates.

The following divisions also registered growth in prices: Miscellaneous Goods and Services (6.66%), Recreation and Culture (6.66%), Health (4.84%), Education (3.92%), Alcoholic Beverages, Tobacco, and Narcotics (3.78%), Furniture, Household Items and Ordinary Home Conservation (3.49%), Clothing and Footwear (2.46%) and Communications (1.44%).

Inflation fell in 2023 to 3.24%, compared to 8.46% in 2022, which is slightly above the target range of 1-3%. At a national level, the consumer price index reached 3.4% in 2023, as compared to 8.6% in 2022. The reduction in inflation is primarily the result of lower commodity prices, which were due to general decline in the price of imported food. The price of energy lowered with the fall of international petroleum prices. Food prices rose during the first half of the year due to the effects of El Niño, the drought from the end of 2022 and the bird flu, although the increases were eliminated during the second half of the year.

As of December 2024, the inflation rate reached 1.97%. The twelve-month inflation rate fell from 3.24% in December 2023 to 1.97% in November 2024. The twelve-month inflation rate excluding food and energy fell from 2.9% in December 2023 to 2.6% in November 2024. Both indicators were within the target range.

In 2025, inflation followed a downward trend, reaching 1.51%, within the Central Bank’s target range. This was explained by a 2.3% decline in the housing, water, electricity, gas and other fuels category, which accounts for 10.5% of the Consumer Price Index (CPI). This decline was driven by downward adjustments in residential electricity rates, which fell by an average of 8.2% following downward revisions to electricity generation, transmission and distribution components.

In addition, household fuel prices declined, including piped natural gas for residential use (-10.4%) and domestic propane gas (-6.3%), due to the decline in international oil prices. Meanwhile, the food and non-alcoholic beverages category, which has the largest weight in the CPI (23.0%), recorded a modest increase of 1.68%.

The following table shows changes in the CPI for the periods presented.

Consumer Price Index
(percentage change)

	End of Period(1)	Average(2)
December 31,
2021	6.43	3.98
2022	8.46	7.88
2023	3.24	6.26
2024	1.97	2.35
2025	1.51	1.50

(1)	Accumulated during the 12-month period.

(2)	12-month average.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls, and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of the sol against the U.S. dollar.

The following table shows the sol/U.S. dollar exchange rates for the periods presented.

	Exchange Rates(1) (S/ per U.S.$)
	End of Period(2)	Average
As of December 31,
2021	4.00	3.88
2022	3.82	3.84
2023	3.71	3.74
2024	3.77	3.75
2025	3.37	3.57

(1)	Formal rates offered by private commercial banks.
(2)	As of the last day of the year.

International Reserves

Under Article 72 of the Central Bank’s Charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposit of less than 90 days issued by banks; and

•	highly liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principles of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly liquid, short-term assets to cover unexpected contingencies;

•	liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly liquid fixed-income securities; and

•	assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•	Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•	fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•	Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•	Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

•	Interest rate risk. To mitigate interest rate risk, the Central Bank takes the terms of its liabilities into account when fixing the terms of its assets. As such, the average duration of the total portfolio is short, which reduces the impact of interest rate variations on the market value of the portfolio.

The Central Bank’s net international reserves increased from U.S.$78.5 billion in 2021 to U.S.$90.2 billion in 2025:

•	In 2021, net international reserves increased to U.S.$78.5 billion, primarily attributable to an increase of the deposits of financial intermediaries, of which 73% of the total portfolio of investments from international reserves were invested in liquid assets with high credit ratings, 24% in bank deposits at ranked financial institutions, and the remaining 3% in gold. The portfolio represented mainly treasury and public notes with credit ratings of at least A+.

•	In 2022, net international reserves decreased to U.S.$71.9 billion, primarily attributable to a negative result on foreign exchange operations and a decrease of the deposits of financial intermediaries.

•	In 2023, net international reserves decreased to U.S.$71.09 billion, primarily due to a negative result on foreign exchange operations and a decrease of the deposits of financial intermediaries. As of December 31, 2023, 83% of the total portfolio of investments from international reserves were invested in liquid assets with high credit ratings, 13% in bank deposits at ranked financial institutions, and the remaining 3% in gold. The portfolio represented mainly treasury and public notes with credit ratings of at least A+.

•	In 2024, net international reserves increased to U.S.$79.0 billion, representing 26.8% of GDP and covering more than five times the balance of short-term external debt and almost nine times the sum of these liabilities plus the current account deficit (surplus in 2024). At the end of 2024, 77% of the international reserves investment portfolio was invested in liquid securities with high credit ratings, 19% in deposits in first-rate foreign banks, and the remaining 4% in gold. The securities portfolio consisted mainly of sovereign debt securities and issuances by sovereign entities and foreign public entities with long-term credit ratings equal to or higher than A+.

In 2025, net international reserves increased to U.S.$90.2 billion, up 14.2% from the end of 2024. This increase was partly explained by the rise in gold reserves, as gold prices performed favorably during the year, although gold accounted for only 5.3% of total reserves. Net international reserves in 2025 represented 26.4% of GDP and covered more than six times the outstanding short-term external debt and an average of 18.5 months of imports. From 2021 to 2025, the total gross reserves of the Peruvian banking system, measured in months of total imports, ranged between 20.2 in 2021 and 19.3 in 2025.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System
(in millions of U.S. dollars, at period end, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Central Bank:
Assets	78,539	72,246	71,319	79,200	90,262
Liabilities	(44)	(363)	286	214	47
Total (assets less liabilities)	78,495	71,883	71,033	78,987	90,214
Banco de la Nación and development banks:
Assets	67	113	105	76	83
Liabilities	0	0	0	0	0
Total (assets less liabilities)	67	113	105	105	83
Private banks:
Assets	2,369	3,116	3,527	3,747	4,029
Liabilities	(2,745)	(2,906)	3,653	2,059	1,364
Total	(376)	210	(126)	1,688	2,665
Net international reserves	78,186	72,206	71,012	80,751	92,962
Memorandum items:
Gross reserves of the Central Bank	78,539	72,246	71,319	79,200	90,262
Gross reserves of the banking system	80,975	75,475	74,951	83,023	94,374
Gross reserves of the Central Bank (in months of total imports)	19.5	15.4	17.1	18.2	18.5
Gross reserves of the banking system (in months of total imports)	20.2	16.2	18.0	19.1	19.3

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by the Peruvian Securities Superintendency that has as its primary purpose to protect investors and promote the efficient operations of securities markets. In particular, the Peruvian Securities Superintendency’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment funds and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities Market Law of 1991, which implemented a comprehensive set of measures that liberalized and modernized the operations of the Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of a special fund these entities must provide in order to guarantee the proper execution of trades;

•	market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediarios, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•	a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which expired in 2011, played a pivotal role in funneling funds toward the Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, or AFPs, were created under Decree Law No. 25897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards development of the capital markets. For a description of Peru’s Private Pension System, see “Public Sector Finances—Social Security” below. In April 2016, Law No. 30425 modified the Pension law to provide that pensioners 65 years of age and older may elect to receive up to 95.5% of the funds available from the AFPs to such pensioner or to receive benefits in traditional payment schedules.

There are four Peruvian pension fund administrators (AFPs), which manage an investment portfolio of U.S.$34,238 million. As of December 31, 2025, the number of active pension system members totaled 10.3 million, representing an average annual growth rate of 4.5% between 2021 and 2025. AFPs may invest in domestic and foreign markets. Domestic investments account for 58% of their portfolios, while the remainder consists of foreign investments. By asset class, 45.3% of the investment portfolio consisted of fixed-income instruments, 38.5% of equity instruments, and the remainder of other instruments, such as short-term assets and alternative investments.

Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of December 31, 2025, there were 17 mutual fund companies in operation that administered 204 mutual funds and managed approximately U.S.$17.5 billion in assets for approximately 490,012 investors.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small- and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of the Superintendence of Securities Market (SMV). Cash transactions with equity securities accounted for approximately 87.9% of the total traded volume in the BVL for 2025, while fixed income securities accounted for 4.7% of such amount.

As of December 31, 2021, there were 264 companies with equity securities listed on the BVL. Market capitalization of domestic companies decreased from U.S.$165.5 billion as of December 31, 2020, to U.S.$148.5 billion as of December 31, 2021. Likewise, the annual traded amount reached U.S.$5.7 billion during 2021.

As of December 31, 2022, there were 259 companies with equity securities listed on the BVL. Market capitalization of domestic companies decreased from U.S.$148.5 billion as of December 31, 2021, to U.S.$141.7 billion as of December 31, 2022. Likewise, the annual traded amount reached U.S.$3.7 billion during 2022.

As of December 31, 2023, there were 249 companies with equity securities listed on the BVL. Market capitalization of domestic companies reached U.S.$177.7 billion as of December 31, 2023. Likewise, the annual traded amount reached U.S.$2.2 billion during 2023.

As of December 31, 2024, there were 256 companies with equity securities listed on the BVL. Market capitalization of domestic companies reached U.S.$184.6 billion as of December 31, 2024. Likewise, the annual traded amount reached U.S.$6.2 billion during 2024.

As of December 31, 2025, there were 261 companies with equity securities listed on the BVL. Market capitalization of domestic companies was U.S.$266.5 billion as of December 31, 2025. Likewise, the annual traded amount reached U.S.$4.4 billion during 2025.

The Latin American Integrated Market, or MILA, is the product of an agreement between the stock exchanges of Santiago (Chile), Colombia and Lima (Peru) to form a regional capital market for the exchange of shares in securities. MILA began operations in May 2011. While MILA aims to integrate the capital markets of the member states to promote investment, each member state retains regulatory autonomy over its own capital market.

Peru’s Capital Markets
Transaction Volume and Market Capitalization
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Equities:
Stocks	4,070.7	2,386.3	1,288.0	5,049.1	3,136.3
Other	287.4	303.0	374.3	528.9	714.2
Total	4,358.0	2,689.3	1,662.3	5,578.0	3,850.5
Fixed income securities:
Auctions	0.0	0.0	0.0	0.0	0.0
Continued trading	844.3	653.0	295.5	383.8	168.5
Bonds-money market	162.9	161.3	106.0	57.3	38.0
Mortgage bills	0.0	0.0	0.0	0.0	0.0
Certificate of deposit	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0
Total	1,007.2	814.3	401.5	441.2	206.5
Report transactions:
Equities	274.1	173.3	160.7	204.9	170.5
Debt instruments	30.1	27.0	14.8	19.1	25.8
Total	304.2	200.2	175.5	224.0	196.3
Primary Auction	9.6	9.5	9.1	11.7	129.2
Securities lending	0.0	0.0	0.0	0.0	0.0
Non-massive issued instruments	0.0	0.0	0.0	0.0	0.0
Total transaction volume	5,679.0	3,713.4	2,248.3	6,254.9	4,382.5
Market capitalization	148,490.3	141,695.0	177,726.8	184,680.2	266,506.0

Sources: Peruvian Securities Superintendency and BVL.

Pension Funds

On April 11, 2023, Minister Contreras reported that a pension reform bill had been sent to the Executive Pensions Commission, which would later be sent to the Congress. He indicated that, in recent months, pension reform proposals have been discussed. The AFPs insist on a multi-pillar system, while the Congress’ Labor Commission points to a new system, which would be administered by a portfolio manager, bound to the Ministry of Labor and Promotion of Employment.

The AFPs’ proposal considered seed capital, which implies that the government establishes a base fund for each Peruvian born, which would capitalize until the person reaches 65 years old. Also, it proposes an IGV of 1% paid per year, thus increasing pensions and profitability, promoting savings, and encouraging formalization.

Speaking for the Ministry of Economy and Finance, Minister Contreras mentioned that the proposal submitted to the Executive Pension Commission calls for both systems, AFPs and the ONP, to coexist. He also indicated that the Ministry of Economy and Finance is waiting for the BCRP and SBS’s opinions on the Ministry of Economy and Finance’s proposal.

On September 24, 2024, Peru published Law No. 32123, the Law on the Modernization of the Peruvian Pension System. The law establishes the Integrated Peruvian Pension System, which brings together the National Pension System (SNP), administered by the ONP, and the Private Pension System (SPP), managed by private pension fund administrators (AFPs), within a four-pillar structure: non-contributory, semi-contributory, contributory, and voluntary. Its objectives include gradually expanding pension coverage, guaranteeing access to a minimum pension under certain conditions, and promoting the sustainability of the system.

On September 5, 2025, the government approved the law’s implementing regulations through Supreme Decree No. 189-2025-EF, subsequently amended by Supreme Decree No. 061-2026-EF, published on April 16, 2026. The regulatory framework provides for mandatory enrollment in the pension system beginning June 1, 2027, the entry of new pension fund managers, a productivity-based commission, state-guaranteed pensions for eligible members, and greater flexibility to transfer between the public and private pension systems. It also provides for voluntary pension contributions linked to consumption. The counting of payment receipts for the purpose of accessing these contributions will begin on January 1, 2027.

Private Pension Funds Withdrawal

In Peru, a total of eight extraordinary withdrawals from AFP funds were approved from 2020 through September 2026, with the eighth withdrawal approved in September 2025. These extraordinary withdrawals were authorized under various laws to mitigate the economic effects of the pandemic, and withdrawals of up to four UIT (approximately S/21,400 in 2025) were allowed for most members. Summary of withdrawals:

•	Pandemic withdrawals (2020-2022): Several extraordinary withdrawals were approved, with laws allowing amounts such as one UIT, three UIT, and up to four UIT (S/17,600 in 2021, S/18,400 in 2022) to be made available to mitigate the economic effects of COVID-19.

•	On April 18, 2024, Law No. 32002 was published, authorizing a seventh withdrawal of funds of up to four UIT (S/ 20,600), without restrictions for all SPP members.

•	On September 20, 2025, Law N° 32445 was published authorizing an eighth withdrawal of funds of up to four UIT (S/ 21,400), available to all SPP members regardless of their employment status.

Minimum Pension

On January 13, 2023, Law No. 31670 was published, the purpose of which law was to propose the creation of minimum pensions and the expansion of voluntary contribution alternatives for members of the Private Pension System. This law sought to create a better pension culture through the determination of goals with a view to a retirement with a minimum pension and to promote alternatives for the voluntary contributions of affiliates to the Private Pension System, charged to the return of fourth and fifth category income tax, or refund of any other tax or balance in favor of the contributor.

In 2023, Law No. 31670 and its implementing regulations, approved by Supreme Decree No. 065-2023-EF, established the Target Minimum Pension (Pensión Mínima Objetivo, or PMO) as a voluntary retirement savings mechanism. Subsequently, Law No. 32123, the Law on the Modernization of the Peruvian Pension System, published in September 2024, introduced a comprehensive pension system reform structured around four pillars: non-contributory, semi-contributory, contributory, and voluntary. In September 2025, Supreme Decree No. 189-2025-EF approved the implementing regulations, which provide for complementary state financing mechanisms to enable eligible members to access minimum or proportional pensions. The pension system reform is being implemented gradually.

On September 24, 2024, Law 32123 for the Modernization of the Peruvian Pension System was published. This law created the Peruvian Comprehensive Pension System, incorporating the National Pension System (SNP) and the Private Pension System (SPP), in order to guarantee pension protection for all citizens, whether or not they are employed. The Peruvian Comprehensive Pension System provides a single, universal, equal, inclusive, and integrated pension system within a multi-pillar structure, under public and private administration, and provides for mechanisms to guarantee the payment of at least a minimum pension to its members. It seeks a more fair and inclusive pension system. Its main aspects are: automatic and mandatory membership in the SNP from the age of 18 as the default option, a minimum pension of S/600 for members of the Pension Standardization Office (ONP), state pension security, and Pension Fund Administrators (AFP) with contribution requirements, a ban on the withdrawal of 95.5% of AFP funds for new members and those under 40 years old, a consumption pension (1% of purchases with electronic receipts), and an increase in the early retirement age to 55. Supreme Decree No. 189-2025-EF, as amended, regulated Law No. 32123 to implement an integrated pension system comprising four pillars: non-contributory, semi-contributory, contributory, and voluntary. Key provisions include mandatory enrollment from age 18 starting in June 2027, access to minimum pensions backed by a state guarantee, and incentives for savings through a consumption-based contribution starting in January 2027. The regulation also maintains the freedom to switch between the public and private pension systems and opens the market to new fund administrators to promote competition.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the government;

•	the government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu and Empresa de Electricidad del Perú S.A., or Electroperu.

In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP. In 2022, the non-financial public sector registered a deficit of U.S.$4.2 billion or 1.7% of GDP. In 2023, the non-financial public sector registered a deficit of U.S.$7.5 billion or 2.8% of GDP. In 2024, the non-financial public sector registered a deficit of U.S.$10.2 billion or 3.4% of GDP. In 2025, the non-financial public sector registered a deficit of U.S.$7.4 billion or 2.2% of GDP. For a description of the government’s fiscal accounts see “—Central Government” below.

By means of Law No. 27245, the Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, as well as growth in government spending and in public sector debt. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, Law No. 27958 or the “Fiscal Responsibility and Transparency Act” and adapting the law to the regional governments established at that time. This law was subsequently modified by Law No. 30099, with a view to strengthening fiscal responsibility and transparency (Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal).

In December 2016, pursuant to Legislative Decree No. 1276, the government approved a new framework under the Fiscal Responsibility and Transparency Act to facilitate monitoring and accountability of public sector finance management and permit an adequate management of assets and liabilities under a fiscal risk approach.

In August 2017, pursuant Law No. 30637, the fiscal deficit was temporarily increased for the period from 2017-2020 by 3.2% of GDP compared to the budget approved for that year. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the priority need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon.

In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP, a decrease of 6.4% compared to the deficit registered in 2020 relative to GDP. This reduction reflected, to a greater extent, the increase in current revenues of the government due to the recovery of economic activity, the favorable price cycle of export minerals and the collection of extraordinary revenues. Lower non-interest expenses following the easing of the COVID-19 restrictions and the primary surplus of state-owned enterprises, obtained mainly from the recovery of sales revenues, played a lesser role.

In 2022, the non-financial public sector registered a deficit of U.S.$4.2 billion or 1.7% of GDP, a decrease of 0.8% compared to the deficit registered in 2021 relative to GDP. This reduction reflected, to a greater extent, the increase in the current revenues of the government due to the recovery of economic activity and the favorable price cycle of export minerals and hydrocarbons in 2021 and the first months of 2022. Lower non-interest expenses, as a percentage of GDP, particularly its current component, following the withdrawal of expenditures related to COVID-19, played a lesser role. These dynamics were partially offset by lower primary results of state-owned enterprises and higher interest payments on public debt. During 2022, Petroperu faced liquidity problems. On May 12, 2022, through Emergency Decree No. 010-2022, extraordinary measures were approved, and an exceptional transitory financial support measure was granted in favor of Petroperu. Through this mechanism, a credit of U.S.$750 million was approved, as well as an exemption in the payment of certain tariffs and taxes associated with the purchases of crude oil and fuel products made by Petroperu.

Furthermore, on October 25, 2022, Emergency Decree No. 023-2022 approved additional measures, including: (i) a capital contribution from the Republic for up to S/4 billion and (ii) an additional credit line from Banco de la Nación for U.S.$500 million, guaranteed by the Peruvian government.

Law No. 31640 (Ley de Endeudamiento del Sector Público para el Año Fiscal 2023) extended the payment deadlines set forth in Emergency Decrees No. 010-2022 and No. 023-2022, postponing Petroperu’s obligation to repay its debt until the end of 2024. On December 31, 2025, the Government enacted Emergency Decree No. 010-2025, which established extraordinary economic and financial measures for the asset reorganization of Petroperu and to ensure the continuity of the hydrocarbons production and supply chain. Under the decree, the Private Investment Promotion Agency (ProInversión) is responsible for the design, conduct and execution of the reorganization, under which Petroperú’s assets may be segmented into autonomous asset blocks that may be transferred to one or more special purpose vehicles owned by Petroperú. The decree also authorizes ProInversión, on behalf of Petroperú, to select specialized operators for the operation and maintenance of such blocks and to enter into administration, guarantee, cash-flow or other trust agreements with Corporación Financiera de Desarrollo S.A. (“COFIDE”) or other authorized entities acting as trustees.

In February and March 2026, the Constitutional Court admitted two actions of unconstitutionality against Emergency Decree No. 010-2025, filed by the Ombudsman’s Office (Defensoría del Pueblo) and the Provincial Municipality of Talara, respectively, which were subsequently joined (Case No. 00003-2026-PI/TC). The Constitutional Court held a public hearing on August 25, 2026 and, as of the date of this report, had not issued a decision.

As part of this process, ProInversión has grouped Petroperú’s assets into seven blocks to be offered for private participation, beginning with fuel terminals in October 2026 and ending with the Talara refinery, whose promotion plan is expected to be approved in early 2027.

In January 2026, Moody’s downgraded Petroperú to Caa1 from B3, with a negative outlook. On May 11, 2026, Emergency Decree No. 003-2026 authorized the Ministry of Energy and Mines to assume contingent commitments of up to U.S.$2.0 billion in connection with bank financing for Petroperú’s working capital, channeled through a special purpose vehicle and trusts under the supervision of ProInversión. On September 8, 2026, ProInversión announced the first disbursement under this financing, of U.S.$475 million.

In 2023, the non-financial public sector registered a deficit of U.S.$7.5 billion or 2.8% of GDP, an increase of 1.1% compared to the deficit registered in 2022 relative to GDP. This increase reflected, to a greater extent, the contraction of economic activity, the decrease in imports, the lower prices of exports and a corresponding reduction in fiscal revenue for the national government. Greater interest payments on public debt also increased the deficit, which was partially offset by the phasing out of programs related to public health crises and the stabilization of fuel prices.

In 2024, the non-financial public sector registered a deficit of U.S.$10.2 billion or 3.4% of GDP, an increase of 0.6% compared to the deficit registered in 2023 relative to GDP. This increase was mainly due to the decline in current revenues as a percentage of GDP, affected by the lagged effect of lower economic activity and the fall in export mineral prices in 2023. In addition, lower natural gas prices in 2024 reduced revenues from the hydrocarbons sector. Other factors contributing to the deficit were increased public investment, higher spending on salaries, and the deterioration in Petroperu’s results, which led to a capitalization operation for this company.

This dynamic was partially offset by the reduction in non-financial expenditures as a percentage of GDP, due to the withdrawal of temporary spending associated with the Con Punche Perú and Emergencia Fenómeno El Niño programs, as well as expenditures related to the COVID-19 pandemic (health emergency and reactivation).

In 2025, the non-financial public sector registered a deficit of U.S.$7.4 billion or 2.2% of GDP, 1.2 percentage points of GDP lower than that recorded in 2024. The reduction was explained by an increase in current revenues as a percentage of GDP (from 18.7% to 19.0%), driven by higher tax revenues amid economic growth, favorable export prices, higher extraordinary revenues from the sale of companies, and tax control and enforcement actions. During this same period, there was a consolidation in the government’s nonfinancial spending, which declined from 20.7%

to 19.9% of GDP. This reduction was mainly concentrated in current expenditures and a lower deficit from state-owned enterprises.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Primary balance (deficit):
Central government	(4,625)	(1,961)	(5,438)	(7,051)	(4,907)
Decentralized agencies	916	996	801	704	980
Local governments	1,114	1,045	1,266	314	844
State-owned enterprises	285	(414)	348	770	1,055
Primary NFPS	(2,310)	(334)	(3,023)	(5,263)	(2,027)
Interest payments:
External debt	1,219	1,524	1,966	2,048	2,084
Domestic debt	2,183	2,310	2,505	2,895	3,332
Total interest payments	3,401	3,833	4,471	4,943	5,416
Overall NFPS	(5,711)	(4,168)	(7,494)	(10,206)	(7,443)
Financing:
External	13,752	1,154	36	1,467	531
Domestic	(8,073)	2,986	7,436	8,722	6,881
Privatization	33	28	21	17	32
Total financing	5,711	4,168	7,494	10,206	7,443

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)
(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Primary balance
Central government	(2.0)	(0.8)	(2.0)	(2.4)	(1.4)
Decentralized agencies	0.4	0.4	0.3	0.2	0.3
Local governments	0.5	0.4	0.5	0.1	0.2
State-owned enterprises	0.1	(0.2)	0.1	0.3	0.3
Primary NFPS	(1.0)	(0.1)	(1.1)	(1.8)	(0.6)
Interest payments:
External debt	0.5	0.6	0.7	0.7	0.6
Domestic debt	0.9	0.9	0.9	1.0	1.0
Total interest payments	1.5	1.5	1.6	1.7	1.6
Overall NFPS	(2.5)	(1.7)	(2.8)	(3.4)	(2.2)
Financing:
External	6.0	0.5	0.0	0.5	0.2
Domestic	(3.5)	1.2	2.7	2.9	2.0
Privatization	0.0	0.0	0.0	0.0	0.0
Total financing	2.5	1.7	2.8	3.4	2.2

(1)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President, and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments headed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments.”

The government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2021 and 2025, total government revenues fluctuated from U.S.$40.7 billion, or 17.7% of GDP, in 2021, to U.S.$55.3 billion, or 16.2% of GDP, in 2025. During this period, tax revenues fluctuated from U.S.$36.0 billion in 2021, or 15.7% of GDP, to U.S.$49.3 billion, or 14.4% of GDP, in 2025. Between 2021 and 2025, total government revenues grew at a 12.6% compound annual rate, driven by growth in both tax and non-tax revenues. Over the same period, tax revenues increased at a 13.1% compound annual rate, while non-tax revenues increased at a 12.7% compound annual rate.

Government expenditures consist primarily of:

•	wages of public sector employees; transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2021 and 2025, total government expenditures, excluding interest payments on the government’s debt outstanding, fluctuated between U.S.$45.3 billion, or 19.7% of GDP, in 2021, to a high of U.S.$60.2 billion, or 17.6% of GDP, in 2025. In 2025, total government expenditures, excluding interest payments on the government’s debt, decreased in terms of percent of GDP 0.6%, as compared to that recorded in 2024. In 2025, total government expenditures were U.S.$65.2 billion, or 19.1% of GDP, compared to U.S.$58.3 billion, or 19.7% of GDP in 2024.

In 2021, the overall fiscal deficit reached U.S.$7.7 billion or 3.4% of GDP, a decrease of 5.8% as compared to 2020 and tax collections totaled U.S.$36.0 billion or 15.7% of GDP.

In 2022, the overall fiscal deficit reached U.S.$5.5 billion or 2.2% of GDP, a decrease of 1.2% as compared to 2021 and tax collections totaled U.S.$41.2 billion or 16.6% of GDP.

In 2023, the overall fiscal deficit reached U.S.$9.6 billion or 3.5% of GDP, an increase of 1.3% as compared to 2022 and tax collections totaled U.S.$39.4 billion or 14.5% of GDP.

In 2024, the overall fiscal deficit reached U.S.$11.5 billion or 3.9% of GDP, an increase of 0.4 percentage points as compared to 2023 and tax collections totaled U.S.$41.5 billion or 14.0% of GDP.

In 2025, the overall fiscal deficit reached U.S.$9.9 billion or 2.9% of GDP, a decrease of 1.0 percentage point as compared to 2024, and tax collections totaled U.S.$49.3 billion or 14.4% of GDP.

In 2021, the primary fiscal deficit (i.e., overall fiscal deficit excluding interest) was U.S.$4.6 billion or 2.0% of GDP, representing a decrease of 5.7% in terms of percent of GDP compared to the fiscal deficit in 2020. Total fiscal revenue increased 33.3% compared to 2020 in nominal terms and there was an increase in revenue equivalent to 3.2% of GDP (14.6% of GDP in 2020 compared to 17.7% of GDP in 2021).

In 2022, the primary fiscal deficit was U.S.$2.0 billion or 0.8% of GDP, representing a decrease of 1.2% in terms of percent of GDP compared to the fiscal deficit in 2021. Total fiscal revenue increased 14.9% compared to 2021 in nominal terms and there was an increase in revenue equivalent to 1.1% of GDP (17.7% of GDP in 2021 compared to 18.8% of GDP in 2022).

In 2023, the primary fiscal deficit was U.S.$5.4 billion or 2% of GDP, representing an increase of 1.2% in terms of percent of GDP compared to the fiscal deficit in 2022. Total fiscal revenue decreased 4.4% compared to 2022 in nominal terms and there was a decrease in revenue equivalent to 2.4% of GDP (18.8% of GDP in 2022 compared to 16.4% of GDP in 2023).

In 2024, the primary fiscal deficit was U.S.$7.1 billion or 2.4% of GDP, representing an increase of 0.4% in terms of percent of GDP compared to the fiscal deficit in 2023. Total fiscal revenue increased 4.7% compared to 2023 in nominal terms and there was a decrease in revenue equivalent to 0.6% of GDP (16.4% of GDP in 2023 compared to 15.9% of GDP in 2024).

In 2025, the primary fiscal deficit was U.S.$4.9 billion or 1.4% of GDP, representing a decrease of  0.9 percentage points compared to the fiscal deficit in 2024. Total fiscal revenue increased 18.1% compared to 2024 in nominal terms and there was an increase in revenue equivalent to 0.3% of GDP (15.8% of GDP in 2024 compared to 16.2% of GDP in 2025).

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	14,140	18,250	16,805	17,532	22,255
Capital gains tax	0	0	0	0	0
Taxes on goods and services:	22,478	25,404	24,821	25,961	29,401
General sales tax	20,123	23,049	22,325	23,584	26,602
Excise taxes	2,355	2,356	2,496	2,377	2,799
Import tariffs	378	471	414	416	481
Other taxes	(958)	(2,968)	(2,670)	(2,394)	(2,835)
Total tax revenue	36,038	41,158	39,370	41,515	49,302
Non-tax revenue(2)	4,583	5,667	5,626	5,366	5,927
Total current revenue	40,621	46,825	44,996	46,881	55,229
Capital revenue	78	(54)	(291)	(61)	63
Total fiscal revenue	40,698	46,771	44,705	46,819	55,292
Expenditures:
Current non-financial expenditures:
Wages and salaries	11,679	11,969	13,898	15,010	16,946
Goods and services	10,361	10,789	11,555	11,423	12,852
Current transfers	13,980	14,323	12,914	12,987	14,922
Total current non-financial expenditures	36,020	37,081	38,366	39,419	44,721
Capital expenditures:
Fixed investment	5,266	5,910	7,329	9,354	10,080
Other	4,038	5,742	4,447	5,097	5,398
Total capital expenditures	9,304	11,652	11,776	14,451	15,478
Total expenditures	45,324	48,732	50,142	53,870	60,199
Total expenditures + interest	48,411	52,233	54,258	58,269	65,156
Fiscal balance:
Primary fiscal balance (deficit)	(4,625)	(1,961)	(5,438)	(7,051)	(4,907)
Interest	3,087	3,500	4,116	4,399	4,957
Overall fiscal balance (deficit)	(7,712)	(5,462)	(9,554)	(11,450)	(9,863)
Financing:
Foreign financing	13,582	1,005	(561)	2,536	1,419
Domestic financing	(5,903)	4,429	10,094	8,898	8,412
Privatization	33	28	21	17	32
Total financing	7,712	5,462	9,554	11,450	9,863

(1)	Preliminary data.

(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)
(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.2	7.3	6.2	5.9	6.5
Capital gains tax	0.0	0.0	0.0	0.0	0.0
Taxes on goods and services:	9.8	10.2	9.1	8.8	8.6
General sales tax	8.8	9.3	8.2	8.0	7.8
Excise taxes	1.0	0.9	0.9	0.8	0.8
Import tariffs	0.2	0.2	0.2	0.1	0.1
Other taxes	(0.4)	(1.2)	(1.0)	(0.8)	(0.8)
Total tax revenue	15.7	16.6	14.5	14.0	14.4
Non-tax revenue(2)	2.0	2.3	2.1	1.8	1.7
Total current revenue	17.7	18.8	16.5	15.8	16.2
Capital revenue	0.0	0.0	(0.1)	0.0	0.0
Total fiscal revenue	17.7	18.8	16.4	15.8	16.2
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.1	4.8	5.1	5.1	5.0
Goods and services	4.5	4.3	4.2	3.9	3.8
Current transfers	6.1	5.8	4.7	4.4	4.4
Total current non-financial expenditures	15.7	14.9	14.1	13.3	13.1
Capital expenditures:
Fixed investment	2.3	2.4	2.7	3.2	2.9
Other	1.8	2.3	1.6	1.7	1.6
Total capital expenditures	4.0	4.7	4.3	4.9	4.5
Total expenditures	19.7	19.6	18.4	18.2	17.6
Total expenditures + interest	21.1	21.0	19.9	19.7	19.1
Fiscal balance:
Primary fiscal balance (deficit)	(2.0)	(0.8)	(2.0)	(2.4)	(1.4)
Interest	1.3	1.4	1.5	1.5	1.4
Overall fiscal balance (deficit)	(3.4)	(2.2)	(3.5)	(3.9)	(2.9)
Financing:
Foreign financing	5.9	0.4	(0.2)	0.9	0.4
Domestic financing	(2.6)	1.8	3.7	3.0	2.5
Privatization	0.0	0.0	0.0	0.0	0.0
Total financing	3.4	2.2	3.5	3.9	2.9

(1)	Preliminary data.

(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is financed by regular resources and official sources of credit.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)
(as a percentage of total tax revenue)

	For the year ended December 31,
	2021(1)	2022(1)	2023(1)	2024(1)	2025(1)
Income Tax:
Individual	11.2	10.7	11.4	11.8	11.2
Corporate	20.8	23.3	24.0	23.9	25.3
Clearing	6.3	9.3	6.3	5.5	7.5
Total income tax	38.3	43.4	41.6	41.1	44.0
Taxes on goods and services:
General Sales Tax	54.6	54.8	55.3	55.3	52.6
Selective Consumption Tax:
Fuel tax	2.5	1.9	2.3	2.0	2.1
Other	3.8	3.7	3.9	3.6	3.4
Total Selective Consumption Tax	6.4	5.6	6.2	5.6	5.5
Total taxes on goods and services	60.9	60.4	61.4	60.9	58.1
Import tariffs	1.0	1.1	1.0	1.0	0.9
Other taxes(2)	13.5	11.0	11.8	12.2	13.5
Tax refund	(13.8)	(15.9)	(15.9)	(15.1)	(16.5)
Total	100.0	100.0	100.0	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

(2)	Includes tax revenue corresponding to property taxes.

Source: Central Bank.

Income Taxes

The current income tax law is structured over the basis of five income categories. First and Second category income comprises income from capital gains, fourth and fifth category income comprises income from labor, and third category income is related to corporate income.

Income from capital gains is subject to a rate of 6.25% applied over reported net income. In calculating the net income, a fixed deduction of 20% from the gross income is allowed. First category income is the one received by individuals from the lease of movable and fixed property located within Peru. Second category income is the result of capital gains.

Employment income (which may result from employed or self-employed work) is subject to the following tax rates effective as of the 2025 tax year:

Personal Annual Income (in UIT(1))	2025(%)
Up to 5	8
Between 5-20	14
Between 20-35	17
Between 35-45	20
Greater than 45	30

(1)	UIT is an annual reference index used for tax purposes. For 2025, the UIT was equivalent to S/5,350.0, or approximately U.S.$1,447.4.

The dividends which are capital gains are taxed at a rate of 5%.

Peru treats capital gains as ordinary income for tax purposes. The income tax rate for enterprises legally regarded as located in Peru is 29.5% effective as of fiscal 2017, which applies to net worldwide income. Companies also pay the Temporary Net Asset Tax (ITAN) which is applied at a rate of 0.4% on assets exceeding S/1.0 million, or approximately U.S.$0.3 million.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. Under Chapter IV of the Income Tax Law, interest and capital gains derived from the following are not subject to income tax: (i) Treasury Bills issued by the Republic of Peru; (ii) bonds and other debt securities issued by the Republic of Peru under the Market Creators Program or any mechanism that replaces it, or in the international market from 2003 onward; (iii) obligations issued by the Central Reserve Bank of Peru, except those arising from reserve requirement deposits made by credit institutions (among other exceptions); (iv) repurchase agreements in which the securities received by the acquirer from the transferor are the instruments referred to in (i) and (ii) of this paragraph; and (v) the transfer of ETF units that aim to replicate the performance of publicly available indices constructed on the basis of the instruments referred to in (i) and (ii) of this paragraph.

In addition to income tax exclusions, certain exemptions remain in effect. For instance, interest by individuals from their deposits in the financial system and yields from mandatory contributions to pension fund administrators remain exempt.

Value-Added Tax

Effective as of March 1, 2011, Peru imposed an 18.0% value-added tax called the Impuesto General a las Ventas, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the IGV tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are currently exempt from payment of the IGV, such as various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% tax known as the Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed, which is included in the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods.

Product	Rate (%)(1)
Soda containing less than 0.5 gr. of sugar per 100 ml.	12.0
Soda containing between 0.5 gr. but less than 5g of sugar per 100 ml.	17.0
Soda containing 5g or more of sugar per 100 ml	25.0
Gambling per game until June 30, 2025	0.3
New cars	From 5 to 10.0
Used cars	40.0
Ethyl alcohol from 0 to 6° per liter	S/1.33
Ethyl alcohol more than 6°to 12° per liter	2.68
Ethyl alcohol more than 12° to 20° per liter	2.89
Ethyl alcohol more than 20°	3.97
Cigarettes	S/0.38 per unit
Horse races	12.0
Beer per liter	2.51

(1)	As of December 31, 2025.

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/2.48 per liter.

Peru also imposes an excise tax on fossil fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/ per gallon(1)
Gasoline:
84 octane	1.27
90 octane	1.21
Gasohol 84	1.22
Gasohol 90	1.16
Gasohol 95	1.13
Gasohol 97	1.13
Gas oil	1.58
Diesel B5 S<50	1.49
Diesel B5 >50	1.70
Residual 6	0.92

(1)	As of December 31, 2025.

Source: Ministry of Economy and Finance.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the government’s proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006, the government established a schedule that gradually decreased the rate to 0.05% in 2010. On February 20, 2011, Congress approved, effective April 1, 2011, to decrease the rate to 0.005%, which is the current applicable ITF rate on financial transactions.

Royalty Fee

In September 2011, the Mining Royalty Law, Law No. 28258, was amended by Law No. 29788 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case, during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin and the rate ranges from 1% to 12%.

In addition, there is a royalty fee on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Special Mining Tax

In September 2011, Congress passed Law No. 29789 that institutes a special mining tax on the operating profits of mining companies that results from the sale of metallic mining products, self-consumption or unauthorized withdrawals of such products. The special mining tax rate ranges from 2% to 8.40%, depending on the subject company’s quarterly operating profit margin.

Tax Amnesty

On December 18, 2024, Law No. 32201 was published, which aims to establish an exceptional income tax regime for individuals residing in the country who decide to declare or return and invest their undeclared income in Peru, in order to regularize their tax obligations generated up to December 31, 2022. The affidavit to qualify for the exceptional regime had to be filed by December 30, 2024.

International Tax Treaties

Peru has entered into tax treaties in order to avoid double taxation with Chile, Canada, Brazil, the Andean Community (Ecuador, Colombia and Bolivia), Mexico, South Korea, Switzerland, Japan and Portugal.

Deduction of three Tax Units (UIT)

On May 12, 2017, the Resolution of Superintendent No. 123-2017/SUNAT was published. This resolution sets forth guidelines for what constitutes adequate proof of payment for the deductibility of personal expenses in payment of the income tax. In this sense, the self-employed (which issued receipts for fees) or dependent, for purposes of the tax determination of the income tax for year 2018 and thereafter, may credit the following concepts as additional expenses in the determination of the tax to pay up to three UIT (approximately U.S.$4,000):

•	30.0% corresponding to leasing and subleasing;

•	30.0% corresponding to fourth category services;

•	100% corresponding to contributions of ESSALUD of home workers;

•	30.0% corresponding to fourth category of medical and dental care service; or/and

•	100% for first home mortgage interest.

•	15% corresponding to restaurants, bars and hotels (with electronic ticket)

In addition, on December 28, 2018, the Resolution of Superintendent No. 303-2018/SUNAT was published and established that for purposes of income tax determination corresponding to year 2019 and thereafter, first home mortgage interests shall not be considered for purposes of the above mentioned deductions.

General Sales Tax (IGV) Extension

In August 2022, Law No. 31556 was passed. Such law set an exceptional and temporary rate of 8% of the General Sales Tax (Impuesto General a las Ventas (“IGV”)) for the sale of goods and services carried out by micro and small companies in the restaurant, hotel and tourist lodging sectors, which was in force from September 1, 2022 until December 31, 2024.

In this context, on December 29, 2024, Law No. 32219 was passed, extending the exceptional and temporary rate for this item for 2025 and 2026 and increasing it for 2027. Thus, the IGV rate was 8% in 2025 and is 8% in 2026; in 2027 it will be 12%. According to Law No. 32387, the Municipal Promotion Tax (Impuesto de Promoción Municipal (“IPM”)) must be added to these IGV rates: 2% in 2025, 2.5% in 2026 and 3.0% in 2027. The approved law no longer includes catering companies and food concessionaires for the benefit of the special rate.

Economy and Public Debt

As of December 31, 2025, Peru’s total public debt stood at approximately 31.8% of GDP, with total Nonfinancial Public Sector debt standing at U.S.$108.8 billion. Of this amount, the external debt of the public sector was approximately U.S.$49.5 billion, while the internal public debt stood at approximately U.S.$59.3 billion, reflecting a strategic fiscal focus on domestic currency bond issuances to mitigate exchange rate risks.

2026 Budget

On November 28, 2025, the Peruvian Congress approved the 2026 public sector budget through the passage of Law No. 32513 (Ley de Presupuesto del Sector Público para el Año Fiscal 2026). The total budget allocation for fiscal year 2026 is S/257.6 billion, representing a 2.3% increase compared to the 2025 budget framework, which was S/251.8 billion.

The following table summarizes the principal assumptions on which the 2026 budget is based and the current application of the budgeted funds:

Principal Budgetary Assumptions for 2026

Real GDP growth	3.2%
(Cumulative) inflation	2.5%
Average exchange rate	S/3.73 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2026 budget includes the following:

•	fiscal revenues of S/171.2 billion, or approximately U.S.$49.9 billion;

•	public expenditures of S/220.2 billion, or approximately U.S.$64.1 billion; and

•	an overall non-financial public sector deficit of S/22.5 billion, or approximately U.S.$6.6 billion, or 1.8% of projected 2026 GDP.

The following table sets forth the budgeted expenditures for the 2026 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	103,005	44,114	19,936	167,055
Capital investments	27,817	15,080	14,881	57,779
Debt services	31,483	267	978	32,728
Total expenditures	162,305	59,461	35,796	257,562

Source: Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2026 budget:

Amount
(in millions of soles)
Tax revenue	171,240
Administrative and governmental fees	9,042
Third-party credit sources	31,903
Donations and transfers	521
Other(1)	44,856
Total	257,562

(1)	Includes earmarked resources (recursos determinados).

Source: Ministry of Economy and Finance.

Social Security

Peru has a two-tiered pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the government. This system requires that the government contribute to finance pension payments. In 1992, the government created the Private Pension System, through the licensing of Administradores de Fondos de Pensiones (private pension fund administrators, or “AFPs”), as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the ONP; and

•	the special public sector regimes for the military, police, teachers, certain judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•	the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium- and long-term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

Since December 31, 2014, there are four AFPs in the Private Pension System. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time but once they leave, they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the government increased the public pension system contribution rate from 3.0% to 11.0% in 1995 and 13% in 1997. In 2019, Congress approved an increase of the minimum monthly pension in the public pension system from S/415.00 to S/500.00. As of December 31, 2025, in the Private Pension System, the retention percentage consists of 10% of remuneration, plus the insurance premium and the commission charged by the AFP.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

In March 2007, Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people who left the public pension system for an AFP, or chose an AFP from the start, and would consequently receive a lower pension, were allowed to return or transfer to the public pension system. Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of this reform for Peru was approximately U.S.$2.1 billion in actuarial present value. This amount was calculated for 410,000 people and considered greater social security costs to the public pension system due to people who return or transfer to it from the Private Pension System, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement. As of December 31, 2025, approximately 175,862  people have returned to the public pension system.

On September 23, 2013, Law No. 30082 became effective as an amendment to Law No. 29903 – Ley de Reforma del Sistema Privados de Pensiones, that provides for the voluntary inclusion in the pension plan of an employer of independent workers who are under 40 years of age.

Between 2020 and 2022, the executive branch and the Congress authorized six extraordinary withdrawal programs for members of the Private Pension System. As of December 2022, these programs involved the withdrawal of S/87,937 million from pension funds, which was carried out by 6,133,003 affiliates. In April 2020, Emergency Decrees No. 34-2020 and No. 38-2020 authorized the withdrawal of up to S/2,000.00 from the individualized capitalization account (“CIC”) of the Pension Fund Administrators. In May 2020, Law No. 31017 was published in the Official Gazette, which authorized members of the Private Pension System to withdraw up to 25.0% of the total balance of their CIC, with a maximum amount equivalent to three UIT and a minimum amount equivalent to one UIT. In November 2020, Law No. 31068 authorized extraordinary withdrawal of funds in the Private Pension System up to four UIT from CIC. In May 2021, Law No. 31192 authorized an additional withdrawal of up to four UIT from the CIC.

On May 21, 2022, Law No. 31478 was published, providing affiliates of the Private Pension System with the option to withdraw, in extraordinary circumstances, up to four UIT (S/18,400.00, equivalent to approximately U.S.$5,073.00). As a result, 3.1 million affiliates submitted withdrawal requests that totaled S/21,994.00 million.

Withdrawals through Laws No. 31017, 31192 and 31478 did not establish requirements for access to retirement savings, while withdrawals authorized by Emergency Decrees No. 34-2020 and No. 38-2020, and Law No. 31068 established requirements related to the number of months without making contributions and were oriented to lower income-members of the Private Pension System.

On April 17, 2024, Congress, through Law 32002, approved a seventh extraordinary withdrawal from pension funds up to a maximum amount of four tax units (UIT), equivalent to S/ 20,600. As a result, 4.2 million affiliates submitted withdrawal requests totaling S/ 27,267 million.

The distribution of the outflows from the Private Pension System was as follows: S/32,219 million were withdrawn pursuant to Law No. 31192 (37% of the total); S/21,994 million were withdrawn pursuant to Law No. 31478 (25% of the total); S/19,647 million were withdrawn pursuant to Law No. 31017 (22% of the total); S/9,016 million were withdrawn pursuant to Law No. 31068 (10% of the total); S/2,966 million were withdrawn pursuant to Emergency Decree No. 34-2020 (3% of the total); S/2.094 million were withdrawn pursuant to Emergency Decree No. 38-2020 (3% of the total) and S/ 27.267 million were withdrawn under Law 32002. After this withdrawal, the portfolio managed by the AFPs closed 2024 with a total of S/ 107 billion. As of December 31, 2025, the portfolio managed by the AFPs totaled S/ 115 billion.

On September 20, 2025, Law N° 32445 was published authorizing an eighth withdrawal of funds of up to 4 UIT (S/ 21,400), without restrictions for all SPP members.

The withdrawal of Compensation for Service Time (Compensación por Tiempo de Servicios (“CTS”)) was approved by Law No. 32322 on May 9, 2025, which authorizes the withdrawal of 100% of the accumulated CTS amounts until December 31, 2026.

As of October 21, 2026, there had been a total of eight approved Pension Fund Managers (Administradoras de Fondos de Pensiones (“AFP”)) withdrawals, most of them with a cap of four Tax Units (Unidades Impositivas Tributarias (“UIT”)). No ninth withdrawal was approved by the outgoing Congress. In September 2026, a member of the Chamber of Deputies filed a new bill for a ninth withdrawal of up to four UIT (S/22,000), which had not been debated in committee as of the date of this report. Law No. 32123, which reformed the pension system in 2024, generally prohibits such withdrawals.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of December 31, 2025, 53.7% of gross public debt was denominated in soles. As of December 31, 2025, public external debt totaled U.S.$49.5 billion, or 14.5% of GDP, compared to U.S.$47.8 billion, or 16.1% of GDP, as of December 31, 2024.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Public sector external debt	45,533	46,194	46,026	47,774	49,475
Total public sector external debt as % of GDP(1)	19.8	18.6	16.9	16.1	14.5
Total public sector external debt as % of total exports(1)	72.1	69.6	68.7	62.6	52.6

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves
(in millions of U.S. dollars, at current prices)

	2021	2022	2023	2024	2025
Public sector external debt(1)	(45,533)	(46,194)	(46,026)	(47,774)	(49,475)
Gross international reserves of the Central Bank	78,495	71,883	71,033	78,987	90,214
Public sector external debt, net of reserves	32,962	25,690	25,007	31,213	40,740

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

As of October 21, 2026, Peru’s credit ratings are as follows:

•	Fitch: long term foreign currency issuer default rating at BBB (outlook stable);

•	Standard & Poor’s: long term foreign currency credit rating at BBB- (outlook stable); and

•	Moody’s: long term foreign currency bonds rating at Baa1 (outlook stable).

A Fitch’s BBB rating indicates that expectations of default are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the second notch in investment grade category. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “positive,” “stable” or “negative.” A positive or negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “stable” could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable. On April 29, 2022, Fitch affirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable. On October 20, 2022, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB but changed the outlook from stable to negative. On April 28, 2023, Fitch affirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On October 25, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On November 05, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, and changed the outlook from negative to stable. On October 30, 2025, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB and the outlook remained stable. On October 22, 2026, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as stable.

A Standard & Poor’s BBB- rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; but changed the outlook from stable to negative. On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to BBB, from BBB+, upgrading the outlook from negative to stable. On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, maintaining the outlook as stable. On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative. On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating of Peru from BBB to BBB- and changed the outlook from negative to stable. On December 11, 2025, S&P Global Ratings reaffirmed Peru’s long-term foreign currency issuer default rating at BBB- and the outlook remained stable.

A Moody’s Baa1 rating indicates that obligations are judged to be subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. This is the third lowest investment grade category. Securities rated in this category are investment grade. The modifier 1 indicates a high-range ranking in the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: “Positive,” “Negative,” “Stable” or “Developing” (contingent upon an event). On May 21, 2021 Moody’s reaffirmed Peru’s A3 rating but changed the outlook from stable to negative. On September 1, 2021, Moody’s changed Peru’s A3 rating to Baa1, upgrading the outlook from negative to stable. On January 31, 2023, Moody’s reaffirmed Peru’s Baa1 rating, but changed the outlook from stable to negative. On September 20, 2024, Moody’s reaffirmed Peru’s Baa1 rating and changed the outlook from negative to stable. On September 22, 2026, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1, maintaining the outlook as stable.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2021 to 2025, multilateral debt represented, on average, 21.3% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 51.8% of outstanding multilateral debt each year from 2021 to 2025, and the IADB, representing, on average, 33.4% of outstanding multilateral debt each year from 2021 to 2025. Loans from the World Bank have funded irrigation, agriculture, poverty reduction, improvement of basic services, education, health, technology and innovation and transportation projects. Loans from the IADB have been used to fund projects relating to transportation infrastructure, poverty reduction, health and education, entrepreneurship, agriculture and environmental sustainability, state modernization, economic reactivation and competitiveness.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders
(in millions of U.S. dollars)

	For the year ended December 31,
	2021	2022	2023	2024	2025
World Bank:
Disbursements minus principal amortizations	1,244	175	458	470	(425)
Disbursements minus principal, interest, and commissions	1,203	94	160	98	(742)
IADB:
Disbursements minus principal amortizations	1,054	499	321	225	(23)
Disbursements minus principal, interest, and commissions	1,020	422	106	(24)	(245)

Source: Ministry of Economy and Finance (Dirección General del Tesoro Público, or General Directorate of Public Treasury).

The following is a brief overview of the principal debt incurrences by Peru from 2021 to 2025. See “Annex A—Republic of Peru: Global Public Sector External Debt” for further information regarding Peru’s debt outstanding as of December 31, 2025.

•	On April 12, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$400.0 million to finance a set of programs for reforms aimed at economic recovery.

•	On May 18, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$114.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On May 18, 2021, Peru entered into a loan agreement with CAF in an aggregate amount of U.S.$233.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On June 3, 2021, Peru entered into a contingent loan agreement with CAF in an aggregate amount of U.S.$350.0 million to finance additional measures to manage the effects of COVID-19.

•	On June 8, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$750.0 million to finance additional measures to manage the effects of COVID-19.

•	On June 30, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$600.0 million to finance the improvement of social policies to support low-income citizens and households.

•	On July 16, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$350.0 million to finance a set of programs aimed at improving human capital and resources.

•	On July 23, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to partially finance the Innovation, Technologic Modernization and Entrepreneurship Program.

•	On July 26, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$74.0 million to partially finance the Investment, Improvement of the Financial Administration of the Public Sector Project through digital transformation.

•	On November 2 and November 17, 2021, Peru issued U.S.$4.0 billion of U.S. dollar-denominated bonds and U.S.$1.0 billion of euro-denominated bonds respectively. The proceeds were to be used to finance general budgetary requirements for fiscal year 2021 and to pre-finance financial requirements for 2022.

•	On December 14, 2021, Peru entered into a loan agreement with KfW in an aggregate amount of €350.0 million to finance a program to address the sanitary emergency due to COVID-19.

•	On December 23, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$68.0 million to partially finance the Improvement and Expansion of the Services provided by the National Public Health Surveillance System investment project.

•	On December 28, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$500.0 million addressed to the fiscal and economic recovery of Peru support program.

•	In 2021, Peru issued U.S.$8.0 billion U.S. dollar-denominated bonds and U.S.$1.8 billion euro-denominated bonds, a portion of the proceeds of which was used to finance general budgetary requirements for fiscal year 2021, and the remainder to pre-finance financial requirements for 2022.

•	On February 25, 2022, Peru entered into a loan agreement with the IBRD in an aggregate amount of U.S.$70.0 million to partially finance the Investment Transmission Plan and COVID-19 Economic Recovery Program.

•	On May 18, 2022, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$100.0 million to partially finance the project “Improvement and Expansion of Computer Telephony Integration services to strengthen the National Science, Technology and Innovation System.”

•	On July 14, 2022, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$500.0 million to cover the acquisition cost of COVID-19 vaccines.

•	On December 2, 2022, Peru entered into a contingent, unrestricted loan agreement with CAF in an aggregate amount of U.S.$120.0 million for supporting and strengthening the health systems in the context of the pandemic in Peru.

•	In 2022, Peru did not issue global bonds in the international market.

•	On January 3, 2023, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$150.0 million to partially finance the Investment Program “Integrated Rural Water and Sanitation Program Phase II - PIASAR II.”

•	On March 1, 2023, Peru entered into a contingent loan agreement with IBRD in an aggregate amount of U.S.$750.0 million under the Deferred Drawdown Option – DDO modality, which is referred to as the “Sustainable Growth and Finance Program.”

•	On December 4, 2023, Peru entered into a contingent loan agreement with CAF in an aggregate amount of U.S.$500.0 million, which is referred to as the “Contingent Loan Program in the Framework of the Sustainable Post-COVID-19 Reactivation of Peru.”

•	On December 20, 2023, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$350.0 million to finance the project “Expansion and improvement of drinking water and sewage services in the city of Juliaca – Puno.”

•	In 2023, Peru did not issue global bonds in the international market.

•	On February 27, 2024, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$100.0 million, which is referred to as the Programa Nacional de Riego Tecnificado para una agricultura climáticamente resiliente”.

•	On April 29, 2024, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$300.0 million, which is referred to as the “Programa de Infraestructura Vial para la Competitividad Regional - PROREGION 2”.

•	On June 19, 2024, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$50.0 million, which is referred to as the “Mejoramiento y Ampliación de los Servicios Operativos o Misionales Institucionales en la PCM - Transformación Digital con Equidad”.

•	On August 8 2024, Peru issued U.S.$3.0 billion U.S. dollar-denominated bonds, the proceeds of which were used to finance general budgetary requirements for fiscal year 2024.

•	On September 2, 2024, Peru entered into a loan agreement with KFW in an aggregate amount of €300 million, which is referred to as the “Programa de Transformación Digital”.

•	On March 27, 2025, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$40.0 million, which is referred to as the “Mejoramiento de los Servicios Financieros del Banco de la Nacion a Nivel Nacional”.

•	On March 28, 2025, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$60.0 million, which is referred to as the “Mejoramiento de los Servicios Operativos o Misionales Institucional en la ONP”.

•	On March 28, 2025, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$300.0 million, which is referred to as the “Programa de Impulso a la Vivienda Social en Perú”.

•	On May 12, 2025, Peru entered into a loan agreement with KFW in an aggregate amount of EUR 40.0 million, which is referred to as the “Programa de Apoyo al NAMA de Transporte Urbano Sostenible en el Perú IV”.

•	On June 10, 2025, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$68.0 million, which is referred to as the “Mejoramiento del servicio de inocuidad agroalimentaria del SENASA”.

•	On June 30, 2025 Peru issued U.S.$3.0 billion US dollar denominated bonds, the proceeds of which were used to finance general budgetary requirements for fiscal year 2025.

•	On July 8, 2025, Peru reopened its 2036 Global Bond for an additional U.S.$480.2 million, as part of the liability management transaction involving the exchange of eligible bonds.

•	On July 18, 2025, Peru entered into a loan agreement with CAF in an aggregate amount of U.S.$29.0 million, which is referred to as the “Mejoramiento del servicio de Transporte Urbano de Pasajeros a través de un Corredor Troncal Norte Sur y Rutas Alimentadoras, en 5 distritos de la provincia de Trujillo, Departamento de La Libertad”.

•	On July 18, 2025, Peru entered into a loan agreement with CAF in an aggregate amount of U.S.$200.0 million, which is referred to as the “Programa de Infraestructura Vial para la Competitividad Regional - PROREGIÓN 2”.

•	On December 12, 2025, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$35.0 million, which is referred to as the “Mejoramiento de los servicios operativos o misionales institucionales en el MEF, a través de la Dirección General de Política Macroeconómica y Descentralización Fiscal - Mejoramiento de la gestión de las finanzas públicas subnacionales para la sostenibilidad fiscal - distrito de Lima de la provincia de Lima del departamento de Lima”.

During 2025, disbursements from Peru’s available debt facilities included U.S.$0.73 billion for specific projects and U.S.$3.47 billion balance of payment support and U.S.$0.74 billion from contingent credit lines.

As of December 31, 2025, outstanding public sector external debt increased to approximately U.S.$49.5 billion, equivalent to 14.5% of GDP, an increase of U.S.$1.7 billion compared to debt outstanding as of December 31, 2024. This increase resulted primarily from a bigger amount of debt for bonds, which increased from U.S.$33.1 billion in 2024 to U.S.$35.5 billion in 2025.

As of June 30, 2026, the external debt of the public sector was U.S.$ 47.9 billion and the internal debt of the public sector was U.S.$59.8 billion.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Official creditors:
Multilateral debt:
IADB	2,664	3,163	3,481	3,706	3,683
World Bank	4,685	4,860	5,286	5,756	5,330
IFAD	54	51	55	57	55
IMF	—	—	—	—	—
OPEC(2)	—	—	—	—	—
CAF	1,220	1,194	1,485	1,631	1,571
Other	—	—	—	—	—
Total multilateral debt	8,623	9,269	10,306	11,150	10,640
Bilateral debt:
Paris Club	1,016	1,358	1,516	1,759	1,872
United States	20	18	16	14	13
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	318	232	213	153	154
Other countries	—	—	—	—	—
Total bilateral debt	1,354	1,608	1,746	1,926	2,039
Total official debt	9,976	10,876	12,052	13,076	12,678
Private creditors:
Banking	1,300	1,379	1,677	1,557	1,317
Suppliers	—	—	—	—	—
Total debt with private creditors	1,300	1,379	1,677	1,557	1,317
Bonds:
Brady + Global Bonds	34,257	33,939	32,297	33,141	35,479
Total bond	34,257	33,939	32,297	33,141	35,479
Total public sector external debt	45,533	46,194	46,026	47,774	49,475

(1)	Medium- and long-term debt, excluding IMF financing.

(2)	Organization of Petroleum Exporting Countries.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Public Sector External Debt by Creditor(1)
(as a percentage of total public sector external debt)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Official creditors:
Multilateral debt:
IADB	5.9	6.8	7.6	7.8	7.4
World Bank	10.3	10.5	11.5	12.0	10.8
IFAD	0.1	0.1	0.1	0.1	0.1
IMF	—	—	—	—	—
OPEC(2)	—	—	—	—	—
CAF	2.7	2.6	3.2	3.4	3.2
Other	—	—	—	—	—
Total multilateral debt	18.9	20.1	22.4	23.3	21.5
Bilateral debt:
Paris Club	2.2	2.9	3.3	3.7	3.8
United States	—	—	—	—	—
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	0.7	0.5	0.5	0.3	0.3
Other countries	—	—	—	—	—
Total bilateral debt	3	3.5	3.8	4.0	4.1
Total official debt	21.9	23.5	26.2	27.4	25.6
Private creditors:
Banking	2.9	3	3.6	3.3	2.7
Suppliers	—	—	—	—	—
Total debt with private creditors	2.9	3	3.6	3.3	2.7
Bonds:
Brady + Global Bonds	75.2	73.5	70.2	69.4	71.7
Total bond	75.2	73.5	70.2	69.4	71.7
Total public sector external debt	100	100	100	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing.

(2)	Organization of Petroleum Exporting Countries.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Public Sector External Debt Structure by Maturity
(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Short-term debt	44	363	286	214	47
Medium- and long-term debt	45,533	46,194	46,026	47,774	49,475
Total	45,577	46,557	46,312	47,988	49,522
Short-term debt (as a % of total public sector external debt)	0.1	0.8	0.6	0.4	0.1
Medium- and long-term debt (as a % of total public sector external debt)	99.9	99.2	99.4	99.6	99.9

(1)	Includes Central Bank debt.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury), Central Bank.

The following table sets forth public sector external debt by currency as of December 31, 2023, 2024 and 2025.

Summary of Public Sector External Debt by Currency(1)
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2023		2024		2025
	U.S.$	%	U.S.$	%	U.S.$	%
Currency
U.S. dollar	39,657	85.8	42,119	88.2	43,728	88.4
Japanese yen	291	0.6	151	0.3	135	0.3
Single currency pool (SCP)(3)	—	—	—	—	—	—
English pound	—	—	—	—	—	—
Canadian dollar	—	—	—	—	—	—
SDRs(3)	43	0.1	36	0.1	31	0.1
Euro	5,483	11.9	5,164	10.8	5,372	10.9
Swiss franc	—	—	—	—	—	—
Sol(4)	553	1.2	304	0.6	209	0.4
Total	46,026	100.0	47,774	100.0	49,475	100.0

(1)	Includes outstanding COFIDE loans not guaranteed by Peru.

(2)	Exchange Rate as of December 31 of the relevant year.

(3)	World Bank unit of account, based on a basket of national currencies.

(4)	IADB loans converted to soles.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Total public sector external debt service increased, as a percentage of total fiscal revenue, from 4.4% in 2021 to 10.1% in 2025. Public sector external debt service measured as a percentage of total exports, including exports of goods and services and investment income, increased from 2.6% in 2021 to 5.1% in 2025. As a percentage of GDP, public sector external debt service increased from 0.8% in 2021 to  1.6% in 2025 . For 2021, 2022, 2023, 2024 and 2025 the amortization amount includes payment, to Paris Club creditors, multilateral lenders, amounts due on the Global Bonds, current payments to holders of Global Bonds and payments made in the tender and exchange offer of Global Bonds.

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Interest payments	1,341	1,630	2,106	2,205	2,232
Amortizations	435	1,718	2,905	3,369	3,327
Total public sector external debt service	1,776	3,348	5,010	5,573	5,559
As % of total exports(2)	2.6	4.5	6.4	6.2	5.1
As % of total exports and workers’ remittances	2.5	4.3	6.1	5.9	4.9
As % of GDP	0.8	1.3	1.8	1.9	1.6
As % of total fiscal revenue	4.4	7.2	11.2	11.9	10.1

(1)	Medium- and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.

(2)	Includes exports of goods and services and investment income.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury), Central Bank.

In 2021, interest payments on public sector external debt totaled U.S.$1.3 billion, or 0.6% of GDP. During 2021, Peru paid U.S.$20.8 million in interest to Paris Club creditors, U.S.$99.3 million to multilateral creditors, U.S.$1.2 billion in interest to holders of Global Bonds, and U.S.$52.4 million to other creditors.

In 2022, interest payments on public sector external debt totaled U.S.$1.6 billion, or 0.7% of GDP. During 2022, Peru paid U.S.$22.7 million in interest to Paris Club creditors, U.S.$189.1 million to multilateral creditors, U.S.$1.4 billion in interest to holders of Global Bonds, and U.S.$44.9 million to other creditors.

In 2023, interest payments on public sector external debt totaled U.S.$2.1 billion, or 0.8% of GDP. During 2023, Peru paid U.S.$56.1 million in interest to Paris Club creditors, U.S.$599.3 million to multilateral creditors, U.S.$1.4 billion in interest to holders of Global Bonds, and U.S.$61.7 million to other creditors.

In 2024, interest payments on public sector external debt totaled U.S.$2.2 billion, or 0.7% of GDP. During 2024, Peru paid U.S.$80.5 million in interest to Paris Club creditors, U.S.$743.6 million to multilateral creditors, U.S.$1.3 billion in interest to holders of Global Bonds, and U.S.$68.9 million to other creditors.

In 2025, interest payments on public sector external debt totaled U.S.$2.2 billion, or 0.7% of GDP. During 2025, Peru paid U.S.$67.1 million in interest to Paris Club creditors, U.S.$641.2 million to multilateral creditors, U.S.$1.4 billion in interest to holders of Global Bonds, and U.S.$75.1 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2029.

Estimated Public Sector Debt Service by Debtor(1)
2026–2030
(in millions of U.S. dollars)

	2026			2027			2028			2029			2030
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector:	2,151	2,062	4,213	2,257	1,946	4,203	1,903	1,850	3,753	1,594	1,775	3,369	2,933	1,697	4,630
Central government(2)	2,007	1,879	3,885	2,112	1,768	3,880	1,759	1,677	3,436	1,449	1,607	3,056	2,788	1,534	4,322
Local government	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public enterprises	144	183	327	144	178	322	144	173	318	144	168	313	144	164	308
Financial public sector	147	136	283	1,348	113	1,461	225	76	301	524	55	579	519	25	545
Total public sector	2,298	2,198	4,496	3,604	2,059	5,664	2,128	1,926	4,054	2,118	1,830	3,948	3,452	1,723	5,175

(1)	Disbursements include preliminary estimates as of December 31, 2025.

(2)	Includes Loans to COFIDE, Fondo Mivivienda and Petroperu, not guaranteed by Peru.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Domestic Debt

The following table provides certain information regarding total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Loans:
Banco de la Nación	15	17	44	76	1,187
Other	337	843	367	245	497
Total loans	352	860	411	312	1,684
Bonds:
Treasury	32,491	36,171	41,194	44,060	55,391
ONP bonds(1)	638	598	499	396	351
Municipality of Lima	—	—	—	—	—
State-owned enterprises(2)	548	524	540	530	669
Total bonds	33,677	37,292	42,558	45,637	57,598
Total public sector domestic debt	34,029	38,153	42,969	45,949	59,283
Total public sector domestic debt, as % of GDP	14.8	15.4	15.8	15.5	17.3

(1)	Pertains to the Oficina de Normalización Previsional (Pension Normalization Office).

(2)	Includes state-owned enterprises and bonds issued by COFIDE and Fondo MiVivienda.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2021	2022	2023	2024	2025
Sovereign bonds	32,417	36,094	41,184	44,060	55,391
Treasury bonds (D.S.No. 002-2007-EF)	74	77	10	—	—
Central Bank bonds (D.S.No. 219-2014-EF)	—	—	—	—	—
Total	32,491	36,171	41,194	44,060	55,391

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

In March 2001, the government established a public auction system for bonds issued in soles. This system increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003, Peru launched the Market Makers’ Program to create a domestic market for Peru’s sol-denominated public sector debt. Since 2003, Peru has issued its public sector, sol-denominated debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

In May 2013, Peru approved new rules in connection with the Market Makers Program and its treasury bills. The Market Makers Program aims to promote investment and improve liquidity and allows Peru to issue sovereign bonds that approved credit entities and entities that deal in securities may bid on. The new rules for the treasury bills allow bills to be issued on the primary market and be bought and sold on the secondary market by investors such as insurance companies, credit agencies and financial institutions, entities that deal in securities and other investment entities. Non-profit organizations and private individuals may also purchase treasury bills. In July 2013, Peru began issuing treasury bills and sovereign bonds in accordance with these rules.

In February 2017, Peru amended this regulation to, among others, permit and establish the procedures for the Republic of Peru to utilize an International Settlement and Depositary Entity such as Euroclear in such issuances. To that extent, the Ministry of Economy and Finance can issue sovereign bonds denominated in local currency and that their settlement takes place in an International Settlement and Depositary Entity, thus contributing to the internationalization of these instrument.

In February 2025, Peru further amended the Sovereign Bonds Regulation and the Treasury Bills Regulation through Ministerial Resolution No. 073-2025-EF/52. These amendments allow the direct allocation of sovereign bonds to facilitate the implementation of financial instruments or mechanisms backed by sovereign bonds, expand the categories of eligible investment entities to include exchange-traded funds and trust estates.

Pursuant to the Market Maker’s Program, Peru has issued sovereign bonds denominated in soles in the domestic capital markets under auctions and book building mechanism to finance current funding requirements, pre-financing requirements and liability management transactions including offers to residential and non-residential investors.

During 2021, Peru issued sol-denominated sovereign bonds equivalent to U.S.$1.3 billion.

During 2022, Peru issued sol-denominated sovereign bonds equivalent to U.S.$2.1 billion.

During 2023, Peru issued sol-denominated sovereign bonds equivalent to U.S.$7.9 billion. The proceeds of these bonds were used to finance the government’s financial requirements for the year and partially finance the liability management transaction executed in June 2023.

During 2024, Peru issued sol-denominated sovereign bonds equivalent to U.S.$8.1 billion. The proceeds of these bonds were used to finance the government’s financial requirements for the year and partially finance the liability management transaction executed in June 2024.

During 2025, Peru issued sol-denominated sovereign bonds equivalent to U.S.$11 billion. The proceeds of these bonds were used to finance the government’s financial requirements for the year and partially finance the liability management transaction executed in June 2025.

Debt Management

During 2021, Peru did not complete any liability management transaction.

During 2022, Peru did not complete any liability management transaction.

During 2023, Peru conducted a liability management transaction in an aggregate amount equivalent to S/20.0 billion for the repurchase and exchange of sovereign and global bonds. As part of the same transaction, sol-denominated sovereign bonds were issued for a total of S/16.4 billion (which partially financed the liability management transaction), of which S/7.2 billion corresponded to the bonds issued in the exchange offer and S/9.2 billion corresponded to the bonds that were issued to finance the repurchase. The allocation of the new issuance of bonds to foreign and local investors was 54% and 46%, respectively.

During 2024, Peru conducted a liability management transaction under the modality of repurchase of global bonds in U.S. dollars and euros, and exchange and repurchase of sovereign bonds for a total of U.S.$ 1.1 billion, EUR 0.3 billion, and S/ 15.3 billion, respectively. As part of the same transaction, sol-denominated sovereign bonds were issued for a total of S/15.4 billion (which partially financed the liability management transaction), of which S/7.0 billion corresponded to the new bonds issued for cash and S/8.4 billion corresponded to the bonds that were issued to settle the exchange. The allocation of the new issuance of bonds, which financed the repurchase, to foreign and local investors was 50.9% and 49.1%, respectively.

During 2025, Peru conducted a liability management transaction involving the exchange and repurchase of global bonds denominated in U.S. dollars, the repurchase of global bonds denominated in euros, and the exchange and repurchase of sovereign bonds, for a total of U.S.$ 950.7 million, EUR 229.8 million, and S/ 13.7 billion, respectively. As part of the same transaction, sol-denominated sovereign bonds were issued for a total of S/ 20.1 billion (which partially financed the liability management transaction), of which S/ 10.0 billion corresponded to the new bonds issued for cash and S/ 10.1 billion corresponded to the bonds issued to settle the exchange. Additionally, U.S. dollar-denominated global bonds due 2036 were issued for a total of U.S.$ 2.1 billion, of which U.S.$480 million corresponded to bonds issued to settle the exchange. The allocation of the new issuance of bonds, which financed the repurchase, to foreign and local investors was 59% and 41%, respectively.

Debt Management and Restructuring

The debt crisis throughout Latin America, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982–1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of U.S.$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from U.S.$10.9 billion to U.S.$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue and was capitalized.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of U.S.$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF approved multiple standby arrangements with the most recent having been in effect through 2009.

Drawings on these IMF standby facilities were primarily used to help Peru finance its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled U.S.$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional U.S.$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional U.S.$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring with its Paris Club lenders, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a ten-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from U.S.$970.0 million per year to approximately U.S.$530.0 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from U.S.$1.2 billion per year to approximately U.S.$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from U.S.$10.6 billion to U.S.$4.9 billion, U.S.$2.4 billion of which were Past-Due Interest Bonds, U.S.$1.7 billion were Front-Loaded Interest Reduction Bonds, U.S.$572.0 million were Floating Rate, or Discount, Bonds and U.S.$183.0 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each had a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

Since the restructuring, Peru has not defaulted on the payment of any amounts in respect of its public external debt obligations.

In February 2002, Peru launched its first international bond offering in 74 years issuing U.S.$500.0 million principal amount of global bonds. At the same time, Peru repurchased U.S.$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further U.S.$923.0 million principal amount of global bonds. The exchange lowered Peru’s debt by U.S.$111.0 million and released U.S.$50.0 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are U.S.$1.1 billion of Past-Due Interest Bonds, U.S.$1.2 billion of Front-Loaded Interest Reduction Bonds, U.S.$198.0 million of Discount Bonds and U.S.$64.0 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued multiple additional series of bonds in the international markets and has established and maintains a shelf registration statement with the U.S. Securities and Exchange Commission.

Peru has used the proceeds from these international bond offerings to repay and refinance existing public sector debt, including the repurchase and retirement of domestic and external debt, and to finance general government purposes, including public investment.

Peru’s Paris Club creditors are governmental institutions located in 15 countries. On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to U.S.$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the Paris Club debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement, the government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007, the prepayment described above was finalized, resulting in an aggregate payment of U.S.$1.7 billion, representing approximately 32.0% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately U.S.$260.0 million for each year from 2010 through 2015. Funding for the prepayment was obtained from the proceeds of a 30-year sovereign bond issuance in local currency in an aggregated principal amount of S/4,750 million (approximately U.S.$1.5 billion at then-prevailing exchange rates), and approximately U.S.$290.0 million in proceeds from the Treasury.

Peru’s total outstanding debt with Paris Club creditors, amounted to U.S.$1.6 billion as of December 31, 2020 (approximately 4.8% of total public external debt), U.S.$1.4 billion as of December 31, 2021 (approximately 3.0% of total public external debt), U.S.$1.6 billion as of December 31, 2022 (approximately 3.5% of total public external debt), U.S.$1.7 billion as of December 31, 2023 (approximately 3.8% of total public external debt) and U.S.$1.9 billion as of December 31, 2024 (approximately 3.9% of total public external debt) and U.S.$1.9 billion as of December 31, 2025 (approximately 3.9% of total public external debt).

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired U.S.$20.0 million in debt issued by Peru. Elliot Associates obtained a U.S.$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated to interest payments due on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of U.S.$80.0 million on the Brady Bonds, even though it had deposited the requisite amount in its account at Chase Manhattan Bank of New York.

On September 26, 2000, Elliot Associates obtained an injunction against Euroclear System that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against Euroclear, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all of its debt payments to Elliot Associates in accordance with the terms of the settlement agreement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady Bond restructuring, Peru has been in default on payments to these creditors. As of the date of this annual report, there are no further scheduled amortizations or interest payments on these debts. None of these creditors have submitted claims against Peru for overdue amounts.

During 2023, Peru issued sovereign bonds in an aggregate principal amount of S/3.4 million within the framework of the directive for the payment of agrarian bonds, which is set forth in the Texto Único Actualizado del Reglamento de los Procedimientos para el Registro, Actualización y Pago, approved under Supreme Decree No. 242-2017-EF.

During 2024, Peru issued sovereign bonds in an aggregate principal amount of S/0.4 million within the  framework of the directive for the payment of agrarian bonds.

During 2025, Peru issued sovereign bonds in an aggregate principal amount of S/0.5 million within the  framework of the directive for the payment of agrarian bonds.

As of the date of this annual report, Peru is not aware of any other claims filed against it, in Peru or abroad, for overdue debt payments and Peru is not involved in any disputes with its internal or external creditors.

For further information regarding Peru’s indebtedness outstanding as of the date hereof, see “Annex A – Republic of Peru: Global Public Sector External Debt.”

ANNEX A (1)
REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT
Tables and Other Supplemental Information
as of December 31, 2025
(in thousands of U.S. dollars, at current prices)

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	1,670	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	1,775	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	1,050	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	9,022	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,312	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	3,178	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	326	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	2,563	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	381	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	3,791	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,091	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,366	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,875	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	720	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,820	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	5,182	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,250	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,234	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	430	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,813	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	2,662	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0	3	1,376	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,000	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	7,544	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0	3	3,950	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	2,045	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	1,421	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	900	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0	3.29	12,699	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2.75	7,529	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2.76	14,271	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2.76	8,561	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	4,703	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.75	122	27 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	3,760	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2	5,911	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0	3.77	14,110	10 Y
Paris Club	Germany	KFW	US$	Fixed	0	2.59	29,572	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0	1.91	9,877	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0	1.74	10,582	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0	1.74	10,582	8 Y
Paris Club	Germany	KFW	US$	Fixed	0	2	4,295	3 Y
Paris Club	Germany	KFW	US$	Fixed	0	2	7,283	3 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	Germany	KFW	US$	Fixed	0	3.7	12,573	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	1.47	97,906	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.5	0	4 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	43,377	10 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	75,995	10 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	9,972	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.6625	11,583	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.6625	11,583	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.6625	11,583	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.92	6,894	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.85	9,781	11 M
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.42826	Variable	394,555	12 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.52826	Variable	20,401	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.31	34,235	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0	0.31	34,235	6 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.43	Variable	3,003	13 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.43	Variable	97,815	12 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.39	Variable	48,907	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0	4.095	40,349	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0	2.688	40,349	11 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.8	Variable	366,805	14 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.43	Variable	48,907	15 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.67	Variable	8,654	9 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	Fixed	0	2.42	1,293	2 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.36	Variable	6,250	3 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.25	Variable	2,469	12 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.61	Variable	9,775
Paris Club	USA	PL 480	US$	Fixed	0	4	1,146	3 Y
Paris Club	USA	PL 480	US$	Fixed	0	2.5	801	5 Y
Paris Club	USA	PL 480	US$	Fixed	0	1	2,238	6 Y
Paris Club	USA	PL 480	US$	Fixed	0	1	2,595	7 Y
Paris Club	USA	PL 480	US$	Fixed	0	1	2,065	9 Y
Paris Club	USA	PL 480	US$	Fixed	0	1	3,778	11 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	0.88	26,152	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	0.82	26,152	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	0.77	26,152	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	1.94	41,921	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	4.23	41,921	6 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	5.73	24,454	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	France	French Development Agency	EURO	Fixed	0	4.298	24,454	10 Y
Paris Club	France	French Treasury	EURO	Fixed	0	0.8	4,452	9 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0	0.75	191	3 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0	0.75	211	8 M
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	3	1,342	3 M
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	540	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	17,157	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	2,196	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	7,920	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	793	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	1,730	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	305	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	152	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	402	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	4,268	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	212	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.75	11,541	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	5,835	9 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	1.7	8,412	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	3,720	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	1.7	5,628	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	2,521	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.6	3,881	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	490	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.6	8,052	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	163	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.6	2,314	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	1.7	16,813	13 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	4,495	13 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	1.6	10,454	8 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	1	848	8 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	0	8 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	60	8 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.4	9,992	9 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0	0.01	2,283	9 Y
Paris Club	Japan	Japan International Cooperation Agency	US$	US$ 6 month SOFR	0.53574	Variable	19,551	22 Y
International Organizations	2118-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	26,667	4 Y
International Organizations	2234-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	5,120	4 Y
International Organizations	2269-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	281	5 Y
International Organizations	2303-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	2,293	10 Y
International Organizations	2445-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	8,250	10 Y
International Organizations	2534-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	14,612	12 Y
International Organizations	2645-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	60,061	12 Y
International Organizations	2661-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	15,391	12 Y
International Organizations	2703-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	5,579	12 Y
International Organizations	2693-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	22,154	12 Y
International Organizations	2769-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	68,945	2 Y
International Organizations	3373-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	79,673	5 Y
International Organizations	3370-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	3,409	5 Y
International Organizations	3587-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	47,608	3 Y
International Organizations	3586-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	300,000	3 Y
International Organizations	3700-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	38,504	2 Y
International Organizations	3881-OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	79,628	2 Y
International Organizations	1915/OC-PE-1	Interamerican Development Bank	US$	SOFR	0.9	Variable	1,626	3 M
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	26,367	5 Y
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	14,400	5 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	4442/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	97,456	2 Y
International Organizations	4399/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	48,706	5 Y
International Organizations	4555/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	23,043	10 M
International Organizations	4457/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	97,474	5 Y
International Organizations	4297/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	50,000	2 Y
International Organizations	4724/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	26,678	2 Y
International Organizations	4725/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	26,320	2 Y
International Organizations	4726/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	69,797	5 Y
International Organizations	4604/SX-PE	Interamerican Development Bank	US$	Fixed	0	0.25	14,671	34 Y
International Organizations	4873/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	32,858	4 Y
International Organizations	4957/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	24,000	2 Y
International Organizations	4941/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	38,696	7 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	10,275	5 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	42,326	5 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	9,111	5 Y
International Organizations	4892/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	2,180	2 Y
International Organizations	5203/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	400,000	12 Y
International Organizations	5247/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	13,850	11 Y
International Organizations	5267/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	600,000	11 Y
International Organizations	5301/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	12,195	13 Y
International Organizations	5287/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	80,887	10 Y
International Organizations	5384/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	392,857	11 Y
International Organizations	5356/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	12,000	6 Y
International Organizations	5468/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	7,714	11 Y
International Organizations	5628/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	33,347	12 Y
International Organizations	5596/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	44,984	22 Y
International Organizations	5717/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	300,000	17 Y
International Organizations	5737/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	6,966	13 Y
International Organizations	5696/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	920	13 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	5729/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	3,259	22 Y
International Organizations	5784/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	300,000	18 Y
International Organizations	5840/OC-PE	Interamerican Development Bank	US$	SOFR	0.8	Variable	11,767	13 Y
International Organizations	5834/OC-PE	Interamerican Development Bank	US$	SOFR	0.8	Variable	332	14 Y
International Organizations	1501-OC-PE	Interamerican Development Bank	US$	SOFR	0.8	Variable	7,892	4 Y
International Organizations	9327-PE	Interamerican Development Bank	US$	SOFR	0.8	Variable	20,000	11 Y
International Organizations	CFA-4579/4580	CAF Development Bank	US$	US$ 6 month SOFR	1.05	Variable	5,357	2 M
International Organizations	CFA-6141	CAF Development Bank	US$	US$ 6 month SOFR	2.4	Variable	53,531	3 Y
International Organizations	CFA-6616	CAF Development Bank	US$	US$ 6 month SOFR	1.65	Variable	15,400	3 Y
International Organizations	CFA-7705	CAF Development Bank	US$	US$ 6 month SOFR	2.4	Variable	14,514	4 Y
International Organizations	CFA 008519	CAF Development Bank	US$	US$ 6 month SOFR	1.35	Variable	8,333	4 M
International Organizations	CFA009448	CAF Development Bank	US$	US$ 6 month SOFR	1.45	Variable	15,400	3 Y
International Organizations	CFA009691	CAF Development Bank	US$	US$ 6 month SOFR	2.05	Variable	53,187	7 Y
International Organizations	CFA010666	CAF Development Bank	US$	US$ 6 month SOFR	1.45	Variable	93,750	2 Y
International Organizations	CFA 011489	CAF Development Bank	US$	US$ 6 month SOFR	0.85	Variable	214,958	11 Y
International Organizations	CFA 011504	CAF Development Bank	US$	US$ 6 month SOFR	1.75	Variable	350,000	8 Y
International Organizations	CFA11724	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	51,500	8 Y
International Organizations	CFA 11909	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	120,000	7 Y
International Organizations	CFA-12171	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	500,000	18 Y
International Organizations	—	CAF Development Bank	US$	US$ 6 month SOFR	1.8	Variable	25,000	2 Y
International Organizations	—	CAF Development Bank	US$	US$ 6 month SOFR	1.8	Variable	50,000	7 Y
International Organizations	7674-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	12,000	5 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	13,752	5 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	199,142	5 Y
International Organizations	7643-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	6,850	9 Y
International Organizations	7701-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	9,898	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	7810-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	50,000	4 Y
International Organizations	7950-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	75,000	3 Y
International Organizations	7878-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	19,932	3 Y
International Organizations	8034-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	43,834	4 Y
International Organizations	7961-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	25,000	4 Y
International Organizations	8025-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	54,500	4 Y
International Organizations	8212-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	24,828	5 Y
International Organizations	8339-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	82,108	10 Y
International Organizations	8468-O PE	International Bank For Reconstruction and Development	US$	SOFR	1.1	Variable	30,213	13 Y
International Organizations	8478-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	70,000	5 Y
International Organizations	8517-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	38,150	6 Y
International Organizations	8562-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	34,273	3 Y
International Organizations	8585-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	625,000	4 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	188,980	4 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	70,000	3 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	15,000	4 M
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	19,260	4 M
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	292,160	4 Y
International Organizations	8692-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.75	Variable	4,832	4 M
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	11,475	5 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	53,033	5 Y
International Organizations	TF A8845 PE	International Bank For Reconstruction and Development	US$	—	0	0	6,400	33 Y
International Organizations	8920-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	3,830	4 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	13,834	2 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	9,461	2 Y
International Organizations	9040-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	63,619	6 Y
International Organizations	9035-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	23,317	4 Y
International Organizations	9039-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	19,509	3 Y
International Organizations	9068-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	42,000	6 Y
International Organizations	9225-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	661,800	8 Y
International Organizations	9270-PE	International Bank For Reconstruction and Development	US$	SOFR	0.56	Variable	291,200	8 Y
International Organizations	9274-PE	International Bank For Reconstruction and Development	US$	SOFR	0.56	Variable	15,465	7 Y
International Organizations	9288-PE	International Bank For Reconstruction and Development	US$	SOFR	0.5	Variable	35,234	7 Y
International Organizations	9334-PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	63,083	9 Y
International Organizations	9363-PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	500,000	11 Y
International Organizations	9457-PE	International Bank For Reconstruction and Development	US$	SOFR	0.74	Variable	750,000	13 Y
International Organizations	9599-PE	International Bank For Reconstruction and Development	US$	SOFR	1.05	Variable	350,000	13 Y
International Organizations	9599-PE	International Bank For Reconstruction and Development	US$	SOFR	1.05	Variable	400,000	13 Y
International Organizations	9616-PE	International Bank For Reconstruction and Development	US$	SOFR	1.2	Variable	11,313	16 Y
International Organizations	9717-PE	International Bank For Reconstruction and Development	US$	SOFR	0.94	Variable	1,092	9 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	744-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	1,912	2 Y
International Organizations	799-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	1,521	3 Y
International Organizations	I-884-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	9,463	7 Y
International Organizations	2000001547-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	18,421	10 Y
International Organizations	2000003288-PE	International Fund For Agricultural Development	US$	SOFR	1.07	Variable	24,000	3 Y
Commercial Banks	—	Banco Bilbao Vizcaya Argentaria S.A.	S/	Fixed	0	6.65	45,428	3 M
Commercial Banks	—	Deutsche Bank S.A.E.	US$	Fixed	0	3.285	687,065	5 Y
Commercial Banks	—	Deutsche Bank S.A.E.	US$	Fixed	0	3.285	22,284	5 Y
Commercial Banks	—	Deutsche Bank S.A.E.	US$	Fixed	0	3.285	7,827	5 Y
Commercial Banks	—	Deutsche Bank S.A.E.	US$	Fixed	0	3.285	5,047	5 Y
Commercial Banks	—	JPMORGAN CHASE BANK	US$	Fixed	0	4.40612	121,875	7 Y
Commercial Banks	—	JPMORGAN CHASE BANK	US$	Fixed	0	5.42664	113,750	7 Y
Commercial Banks	—	JPMORGAN CHASE BANK	S/	Fixed	0	7.7	163,762	4 Y
Commercial Banks	—	JPMORGAN CHASE BANK	US$	Fixed	0	6.27499	150,000	4 Y
External Debt Bonds	—	Global Bonds 2033	US$	Fixed	0	8.75	442,890	8 Y
External Debt Bonds	—	Global Bonds 2033	US$	Fixed	0	8.75	400,000	8 Y
External Debt Bonds	—	Global Bonds 2033	US$	Fixed	0	8.75	84,636	8 Y
External Debt Bonds	—	Global Bonds 2037	US$	Fixed	0	6.55	1,130,041	12 Y
External Debt Bonds	—	Global Bonds 2033	US$	Fixed	0	8.75	1,224,409	8 Y
External Debt Bonds	—	Global Bonds 2050	US$	Fixed	0	5.625	1,000,000	25 Y
External Debt Bonds	—	Global Bonds 2050	US$	Fixed	0	5.625	500,000	25 Y
External Debt Bonds	—	Global Bonds 2050	US$	Fixed	0	5.625	500,000	25 Y
External Debt Bonds	—	Global Bonds 2050	US$	Fixed	0	5.625	545,000	25 Y
External Debt Bonds	—	Global Bonds 2027	US$	Fixed	0	4.125	449,023	2 Y
External Debt Bonds	—	Global Bonds 2026	EURO	Fixed	0	2.75	843,431	1 M
External Debt Bonds	—	Global Bonds 2030	EURO	Fixed	0	3.75	1,051,719	5 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
External Debt Bonds	—	Corporate Global Bonds 2032	US$	Fixed	0	4.75	1,000,000	7 Y
External Debt Bonds	—	Corporate Global Bonds 2047	US$	Fixed	0	5.625	1,000,000	22 Y
External Debt Bonds	—	Global Bonds 2030 US$	US$	Fixed	0	2.844	465,675	5 Y
External Debt Bonds	—	Global Bonds 2026 US$	US$	Fixed	0	2.392	281,550	1 M
External Debt Bonds	—	Global Bonds 2031 US$	US$	Fixed	0	2.783	1,592,346	6 Y
External Debt Bonds	—	Corporate Global Bonds 2027	US$	Fixed	0	2.4	500,000	2 Y
External Debt Bonds	—	Global Bonds 2032	US$	Fixed	0	1.862	1,000,000	7 Y
External Debt Bonds	—	Global Bonds 2060	US$	Fixed	0	2.78	2,000,000	35 Y
External Debt Bonds	—	Global Bonds 2121	US$	Fixed	0	3.23	1,000,000	96 Y
External Debt Bonds	—	Global Bonds 2031 US$	US$	Fixed	0	2.783	1,207,050	6 Y
External Debt Bonds	—	Global Bonds 2041	US$	Fixed	0	3.3	1,250,000	16 Y
External Debt Bonds	—	Global Bonds 2051	US$	Fixed	0	3.55	1,000,000	26 Y
External Debt Bonds	—	Global Bonds 2033 EUROS	EURO	Fixed	0	1.25	1,008,714	8 Y
External Debt Bonds	—	Corporate Global Bonds 2047	US$	Fixed	0	5.625	1,000,000	22 Y
External Debt Bonds	—	Global Bonds 2034	US$	Fixed	0	3	2,250,000	9 Y
External Debt Bonds	—	Global Bonds 2051	US$	Fixed	0	3.55	750,000	26 Y
External Debt Bonds	—	Global Bonds 2072	US$	Fixed	0	3.6	1,000,000	47 Y
External Debt Bonds	—	Global Bonds 2036 EUROS	EURO	Fixed	0	1.95	1,222,684	11 Y
External Debt Bonds	—	Corporate Global Bonds 2027	US$	Fixed	0	4.625	600,000	2 Y
External Debt Bonds	—	Corporate Global Bonds 2029	US$	Fixed	0	4.625	300,000	4 Y
External Debt Bonds	—	Global Bonds 2035	US$	Fixed	0	5.375	1,250,000	10 Y
External Debt Bonds	—	Global Bonds 2054	US$	Fixed	0	5.875	1,750,000	29 Y
External Debt Bonds	—	Corporate Global Bonds 2030	US$	Fixed	0	5.5	400,000	5 Y
External Debt Bonds	—	Global Bonds 2036	US$	Fixed	0	5.5	1,600,000	11 Y
External Debt Bonds	—	Global Bonds 2055	US$	Fixed	0	6.2	1,400,000	30 Y
External Debt Bonds	—	Global Bonds 2036	US$	Fixed	0	5.5	480,196	11 Y

Note:

(1) Includes COFIDE loans without guarantee of the Republic of Peru.

Source: Ministry of Economy and Finance.